Oxiana
LIMITED

RECEIVED

2007 MAR -7 A 11:21

07021591

2 March 2007

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Oxiana Limited: File No. 082-34931

Enclosed are copies of announcements released on the Australian Stock Exchange from 1 February 2007 – 28 February 2007, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

Nathan Hughes-Johnson
Assistant Company Secretary

Enc

Oxiana LIMITED

RECEIVED

2007 MAR -7 A 11:21

27 February 2007

AUSTRALIAN STOCK EXCHANGE AND MEDIA RELEASE

OXIANA DISPATCHES BIDDER'S STATEMENT FOR AGINCOURT RECOMMENDED OFFER

Oxiana Agincourt Holdings Pty Ltd, a wholly owned subsidiary of Oxiana Limited ("Oxiana") completed mailing the Bidder's Statement, together with Agincourt Resources Limited's ("Agincourt") Target's Statement, to Agincourt shareholders today.

The key dates for the Offer are as follows:

Commencement of Offer:	27 February 2007
Closing date of Offer: *	7.00pm 30 March 2007

* This date is indicative only and may change as permitted under the *Corporations Act 2001* (Cth).

Information on Oxiana and the recommended Offer can be found in the Bidder's Statement, which has been released to ASX and is available on Oxiana's website: www.oxiana.com.au.

Yours faithfully,

DAVID J. FORSYTH
Company Secretary

Level 9, 31 Queen Street
Melbourne, Victoria 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

Oxiana LIMITED

RECEIVED

27 February 2007

The Manager
Australian Securities Exchange
Company Announcements Office
Level 4
20 Bridge Street
SYDNEY NSW 3000

Dear Sir,

Agincourt Resources Limited ACN 088 174 565

We attach a notice of substantial holding in relation to Oxiana Limited's ("**Oxiana**") substantial holding in Agincourt Resources Limited ("**Agincourt**") pursuant to section 671B(1)(c) of the *Corporations Act 2001* (Cth).

We note that there has been no change in Oxiana's substantial holding in Agincourt since the initial substantial holding notice was lodged with the ASX by Oxiana on 30 January 2007. This notice is required as a result of Oxiana Agincourt Holdings Pty Ltd lodging a Bidder's Statement with ASIC yesterday.

Yours faithfully,

DAVID J. FORSYTH
Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Agincourt Resources Limited
ACN/ARSN	ACN 088 174 565

1. Details of substantial holder (1)

Name	Oxiana Limited
ACN/ARSN (if applicable)	ACN 005 482 824

The holder became a substantial holder on 28 / 01 / 2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ordinary	43,060,000	43,060,000	19.9%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Oxiana Limited	Power to control voting and disposal and holder of an option pursuant to an Option and Pre-Bid Acceptance Deed dated 28 Jan 2007 a copy of which accompanies this notice in Annexure A	43,060,000 ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Oxiana Limited	Newmont Capital Pty Ltd	unknown	43,060,000 ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Oxiana Limited	28 January 2007	$10		43,060,000 ordinary shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Oxiana Limited	Level 9, 31 Queen Street, Melbourne, Victoria, 3000

Signature

print name David Forsyth capacity Company Secretary

sign here [signature] date 27 / 2 / 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

ANNEXURE A

OXIANA LIMITED

ACN 005 482 824

This is Annexure "A" of 22 pages referred to in the Form 603 (Notice of Initial Substantial Holder).

Option and Pre-Bid Acceptance Deed with Newmont Capital Pty Ltd

Print Name: David J. Forsyth

Capacity: Company Secretary

Sign here:

Date: 27 February 2007

Option and Pre-Bid Acceptance Deed

Oxiana Limited

Newmont Capital Pty Ltd

Option Deed

This deed is made on 28 JANUARY 2007

INTRODUCTION

The Parties who are bound by this deed are:

Oxiana:	Oxiana Limited ACN 005 482 824 Level 9 31 Queen Street Melbourne VIC 3000
Newmont:	Newmont Capital Pty Ltd ACN 002 090 851 100 Hutt Street Adelaide SA 5000

Recitals

A. Newmont is the registered holder and the beneficial owner of 43,060,000 ordinary shares in Agincourt.

B. Oxiana intends to make the Offer and Newmont intends to participate in the Offer.

C. Newmont has agreed to grant to Oxiana an option to acquire from Newmont the Option Shares on the terms and conditions of this deed or to otherwise deal with the Option Shares in the manner set out in this deed.

Table of Contents

Operative Provisions

1. Definitions and Interpretation

1.1 Definitions

In this deed unless the context otherwise requires:

'Acceptance Date' means a date 5 Business Days after Newmont receives a supplementary bidder's statement relating to the revised offer contemplated by clause 3(b).

'Agincourt' means Agincourt Resources Limited ACN 008 174 565.

'Agincourt Option Offer' means an offer or offers by Oxiana to acquire the existing options to acquire Agincourt shares held by directors and management of Agincourt, made at the same time as the Offer.

'Alternative Proposal' means a takeover bid (as defined in the Corporations Act) in relation to Agincourt or a definitive proposal by or made to Agincourt or a Related Entity of Agincourt for a scheme of arrangement, capital reconstruction, sale of its main undertaking (including sale of its shareholding in Nova) or other similar transaction for or in relation to Agincourt, its share capital or its assets.

'Applicable Rate' on a date means the mid point of the buy and sell retail market exchange rates for the relevant foreign currency as published in the Australia Financial Review for that date.

'ASX' means ASX Limited (ABN 98 008 624 691).

'Business Day' means with reference to a place, a day which is not a Saturday, Sunday or official public holiday in that place.

'CHESS' has the meaning given to it in the SCH Business Rules.

'CHESS Sub-Register' has the meaning given to it in the SCH Business Rules.

'Corporations Act' means the *Corporations Act 2001* (Cth).

'Encumbrance' means a mortgage, charge, pledge, lien, hypothecation or third party interest of any kind whatever, or an agreement to create any of them or to allow any of them to exist.

'End Date' means the date on which the Option lapses or is terminated under clause 2.3.

'Escrow Restriction' means the restriction on Newmont's disposal of the Option Shares pursuant to the agreement between Newmont and Agincourt dated 11 July 2006, as amended.

'Exercise Notice' means a notice given by Oxiana to Newmont under clause 2.1(c) substantively in the form of schedule 1.

'Exercise Consideration' means 0.65 of an Oxiana Share in respect of each

Option Share.

'Further Call Option' means the call option granted by Newmont under clause 3.

'Further Call Option Consideration' means the consideration offered by Oxiana as a result of the increase, referred to in clause 3(b), of the Offer.

'Higher Alternative Proposal' means an Alternative Proposal that offers Value that is at least 5% higher than the consideration payable under the Offer.

'HIN' has the meaning given to it in the SCH Business Rules.

'Issuer Sponsored Statement' has the meaning given to it in the SCH Business Rules.

'Issuer Sponsored Sub-Register' has the meaning given to it in the SCH Business Rules.

'Offer' means an off-market takeover bid pursuant to which Oxiana offers to acquire all of the ordinary shares in Agincourt pursuant to Chapter 6 of the Corporations Act (and includes such an Offer as varied in accordance with the Corporations Act).

'Offer Terms' means the terms of the Offer, including the consideration payable, set out in Schedule 2.

'Option Period' has the meaning given to it in clause 2.2.

'Option Shares' means 43,060,000 ordinary shares in Agincourt held by Newmont.

'Oxiana Shares' means fully paid ordinary shares in Oxiana.

'Purchase Consideration' means the number of Oxiana Shares equal to the Exercise Consideration multiplied by the number of Option Shares, rounded to the nearest whole number where a fraction.

'Related Entity' has the meaning given to it in the Corporations Act.

'Relevant Date' means the date of first announcement of the relevant Higher Alternative Proposal or of an increase in the Offer which at least matches the Value of a Higher Alternative Proposal (as the case requires).

'SCH' means the securities clearing house for "CHESS Approved Securities" or any clearing house or other entity which is substituted for it.

'SCH Business Rules' means the business rules of SCH.

'Settlement Date' means the date which is 5 Business Days after Newmont receives an Exercise Notice from Oxiana.

'Sponsoring Participant' has the meaning given to it in the SCH Business Rules.

'SRN' has the meaning given to it in the SCH Business Rules.

'Value' means in relation to any consideration at any time:

(a) if the consideration is a cash sum in dollars, that dollar value;

(b) if the consideration is a cash sum in a foreign currency, the dollar amount, derived by converting that foreign currency sum to dollars at the Applicable Rate on the Relevant Date;

(c) if the consideration is a security traded on the ASX or other recognised stock exchange, the volume weighted average price for that security for the 5 full trading days before the Relevant Date and if quoted in a currency other than dollars, converted to dollars at the Applicable Rate on the Relevant Date provided that if the securities offered or to be offered received carry different accrued rights to those traded on the ASX (or other recognised stock exchange) on those trading days, as adjusted to take account of those different accrued rights; and

(d) in any other case, the value in dollars:

   (i) as agreed by the parties; or

   (ii) in the absence of agreement, as determined by an independent expert (acting as expert and not an arbitrator and on behalf of both parties whose decision will be, in the absence of manifest error, final and binding on both parties) the identity of which is agreed by the parties (or in the absence of agreement, such person as nominated by the National President of the Institute of Chartered Accountants).

1.2 Interpretation

In this deed unless the context otherwise requires:

(a) masculine gender will include the feminine gender;

(b) the singular includes the plural and conversely;

(c) the headings will not affect the interpretation or construction of this deed;

(d) a reference to a person, corporation, partnership, trust, unincorporated association or other entity includes any of the foregoing;

(e) a reference to an agreement or document (including this deed) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this deed or any other agreement or document;

(f) reference to any statute, regulation, proclamation, ordinance or by-law will mean that statute, regulation, proclamation, ordinance or by-law as amended, modified or replaced from time to time and a reference to a statute includes all orders, ordinances, regulations, rules and by-laws issued under that statute;

(g) reference to a party or parties includes a reference to its successors and permitted assigns; and

(h) reference to '$' or "dollars' is a reference to Australian dollars unless otherwise expressly provided;

(i) 'including' means 'including (without limitation)';

(j) this deed must not be construed adversely against a party just because that party prepared it;

(k) other parts of speech and grammatical forms of a word or phrase defined in this deed have a corresponding meaning;

(l) a reference to any thing (including, but not limited to, any right) includes a part of that thing but nothing in this subclause (l) implies that performance of part of any obligation constitutes performance of the obligation;

(m) reference to a month or months is a reference to a calendar month.

(n) a reference to a clause, party or schedule is a reference to a clause of and a party or schedule to, this deed and a reference to this deed includes any schedule; and

(o) reference to an agreement or deed other than this deed includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing.

1.3 Business Days

If the day on or by which a person must do something under this deed is not a Business Day the person must do it on or by the next Business Day

2. Option

2.1 Option

(a) In return for Oxiana paying to Newmont $10.00, (receipt of which is acknowledged by Newmont), Newmont irrevocably grants to Oxiana the right to require Newmont to sell to Oxiana (or to its nominee as Oxiana may direct) the Option Shares for the Purchase Consideration (**the Option**).

(b) The Option confers on Oxiana the right, but not the obligation, to give Newmont the Exercise Notice.

(c) The Option may only be exercised:

(i) during the Option Period;

(ii) in respect of all of the Option Shares; and

(iii) by Oxiana giving to Newmont an Exercise Notice.

2.2 Option Period

The Option Period is the period commencing on the fifth day after the date the Offer is made and ending on the End Date or any earlier date on which the Option

lapses in accordance with this deed.

2.3 Lapse of Option

(a) At the end of the Option Period, the Option lapses.

(b) If prior to the exercise of the Option under 2.1(c), a Higher Alternative Proposal is announced, Newmont may by notice in writing to Oxiana terminate the Option, not later than 10 Business Days after the date of the announcement of the Higher Alternative Proposal.

(c) If the Offer is not publicly announced by Oxiana within 5 Business Days after the date of this deed, the Option lapses.

(d) If, prior to the exercise of the Option under clause 2.1(c):

(i) there is any dividend or other distribution or entitlement declared, paid or made by Oxiana (other than the end of year final dividend intended to be paid by Oxiana for the 2006 financial year); or

(ii) Oxiana alters its share capital in any way or announces its intention to do so (other than the issue and exercise of options or shares to directors, management and staff pursuant to existing option and share plans or performance rights, the exercise of any options on issue at the date of this deed, the issue of shares under Oxiana's dividend reinvestment plan and any issue of shares pursuant to the Offer or the Agincourt Option Offer),

the Option lapses.

(e) The Option lapses if, before the Settlement Date, Newmont accepts the Offer for all of the Option Shares in accordance with clause 2.9.

(f) If the Option has not previously lapsed or been exercised the Option lapses at 5pm Melbourne time on the date which is 180 days after the date of this deed.

2.4 Effect on lapsing

Upon lapsing, the Option is of no further force and effect and (without prejudice to any accrued rights or obligations of either party) there will be no continuing rights or obligations of either party except as provided in clause 3.

2.5 Sale free from any Encumbrance

(a) Upon Oxiana giving an Exercise Notice, in accordance with the terms of this deed, Newmont must sell to Oxiana (or its nominee as Oxiana may direct) all the Option Shares free from any Encumbrance or restriction on transfer and Oxiana must buy the Option Shares from Newmont for the Purchase Consideration.

(b) Newmont and Oxiana acknowledge that Agincourt has provided a written waiver of the Escrow Restriction.

2.6 Dividends and benefits

If the Option is exercised:

(a) Oxiana will be entitled to all dividends and other distributions and entitlements declared, paid or made by Agincourt or which arise or accrue after the date of the Offer in respect of the Option Shares which Oxiana acquires pursuant to this deed.

(b) If for any reason whatsoever Oxiana does not receive any such dividends or other distributions or entitlements in accordance with clause 2.6(a), Oxiana will be entitled to reduce the amount of consideration to which Newmont would otherwise be entitled to at the Settlement Date by the Value of the dividends or other distributions or entitlements.

2.7 Settlement

Settlement of the sale and purchase of the Option Shares must take place on the Settlement Date. On that date:

(a) Newmont must:

(i) give Oxiana all relevant CHESS details for the Option Shares to be delivered by Newmont including:

A. if the shares are on an Issuer Sponsored Sub-Register, a copy of Newmont's Issuer Sponsored Statement showing the holding of those shares and its SRN; or

B. if the Option Shares are on a CHESS Sub-Register, Newmont's HIN and Newmont's written instructions to its Sponsoring Participant to deliver those shares to Oxiana or its nominee; and

(ii) procure performance of all that is required under the SCH Business Rules to enable those shares to be acquired by Oxiana;

(b) Oxiana must:

(i) issue and allot to Newmont the Purchase Consideration, free from any Encumbrance or restriction on transfer;

(ii) enter the name of Newmont on the Oxiana register of members; and

(iii) give to Newmont an uncertificated holding statement in the name of Newmont in respect of the Purchase Consideration.

Each of the obligations in this clause 2.7 is interdependent.

2.8 Oxiana Shares

(a) All Oxiana Shares issued to Newmont pursuant to this deed will rank equally in all respects with other Oxiana Shares on issue on the Settlement Date.

(b) Oxiana will immediately upon the issue of the Purchase Consideration apply for the Oxiana Shares comprising the Purchase Consideration to be granted quotation on the ASX and will ensure that any conditions imposed by ASX are satisfied or complied with and that those Oxiana Shares will be CHESS approved within the meaning of the ASX Listing Rules.

(c) Newmont will accept the Oxiana Shares issued by way of Purchase Consideration subject to the constitution of Oxiana and agrees to be bound thereby.

(d) Oxiana must procure that all the Oxiana Shares comprising the Purchase Consideration will upon their issue be immediately able to be freely offered for sale and sold, without the need for disclosure to investors under, and for the purposes of, Part 6D.2 of the Corporations Act.

2.9 Acceptance of Offer

(a) Subject to clause 2.9(b), Newmont may, prior to the Settlement Date, accept the Offer for all of the Option Shares, in which case, Newmont hereby irrevocably undertakes to waive and not exercise any rights it may have under section 650E of the Corporations Act in respect of the Option Shares other than a right which is in existence on, or comes into existence after, the date which is 180 days from the date of this deed.

(b) Newmont shall be released from its obligation under clause 2.9(a) not to exercise withdrawal rights under Section 650E and the waiver referred to in clause 2.9(a) shall cease to operate if Oxiana does not, within the 10 Business Days referred to in clause 3(b) increase the Offer to a Value which at least matches the Value of the Higher Alternative Proposal.

3. Further Call Option

In the event that:

(a) Newmont terminates the Option under clause 2.3(b); and

(b) Oxiana within 10 Business Days of the date of announcement of a Higher Alternative Proposal increases the Offer to a Value which at least matches the Value of the Higher Alternative Proposal,

Newmont hereby irrevocably grants to Oxiana a call option to acquire the Option Shares for the Further Call Option Consideration and otherwise on the terms of this deed mutatis mutandis.

4. Failure to match Value of Higher Alternative Proposal

If a Higher Alternative Proposal is made by a third party and Oxiana does not match its Value within the 10 Business Days referred to in clause 3(b), Oxiana must not declare the Offer to be unconditional or extend the Offer Period, with the intent that all Agincourt Shareholders who have accepted the Offer will (by operation of Section 650G of the Corporations Act) be free to accept the Higher Alternative Proposal at the earliest possible time.

5. Restriction on dealing in Option Shares

Newmont undertakes that it will not, on and from the date of this deed up to and including the End Date or if Newmont terminates the Option under clause 2.3(b), up to and including the expiry of the period of 10 Business Days referred to in clause 3(b) without Oxiana increasing the Offer in accordance with that clause, sell, assign, transfer, encumber or otherwise dispose of any of the Option Shares or agree to do so (including through creation of a security interest or the acceptance of any other takeover offer made in respect of the Option Shares) other than as permitted by this deed or the Offer.

6. Rights in relation to Option Shares

(a) With effect from the date of the Offer, Newmont grants Oxiana an irrevocable proxy in respect of the Option Shares to do all or any of the following things and exercise the following rights that Newmont could do or exercise in relation to the Option Shares:

(i) exercise all voting rights in relation to the Option Shares at any meeting of Agincourt Shareholders or to pass any resolution of the Agincourt Shareholders;

(ii) appoint a proxy or proxies to attend and vote in the manner directed by Oxiana in relation to the Option Shares at any meeting of Agincourt Shareholders or to pass any resolution of Agincourt Shareholders; and

(iii) consent to the convening of general meetings of Agincourt by notice shorter than that otherwise required; and

(b) Newmont acknowledges and agrees:

(i) that in exercising the powers conferred on Oxiana under paragraph 6(a) above, Oxiana and each of its directors and nominees is entitled to act in the interests of Oxiana; and

(ii) to do all such acts, matters and things that Oxiana may require to give effect to this clause 6 (including the execution of a written form of proxy which complies in all respects with the constitution of Agincourt or the execution of a written form appointing a person nominated by Oxiana as Newmont's representative pursuant to section 250D of the Corporations Act) if requested by Oxiana.

(c) Newmont undertakes to Oxiana that it will:

(i) not itself attend or vote at meetings of members of

Agincourt in respect of the Option Shares nor take any action which would invalidate any appointment pursuant to this clause 6; and

(ii) forward any notices of meeting of Agincourt members received by Newmont on or after the date of the Offer to Oxiana within a reasonable time of receipt of such notices.

7. Representations and warranties

7.1 Representations and warranties

Each party represents and warrants that:

(a) this deed constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors' rights generally), subject to any necessary stamping or registration; and

(b) neither its execution of this deed nor the carrying out by it of the transactions that it contemplates, does or will:

(i) contravene any law to which it or any of its property is subject or any order of any government agency that is binding on it or any of its property;

(ii) contravene any authorisation, consent, declaration, exemption, notarisation or waiver, however it is described;

(iii) contravene any undertaking or instrument binding on it or any of its property;

(iv) contravene its constitution; or

(v) require it to make any payment or delivery in respect of any financial accommodation or financial instrument before it would otherwise be obliged to do so.

7.2 Warranty by Newmont

Newmont represents and warrants to Oxiana that:

(a) Newmont is legally and beneficially entitled to the Option Shares; and

(b) The Option Shares are not subject to any Encumbrance.

7.3 Warranty by Oxiana

Oxiana warrants and represents to Newmont that, except for its intention to make the Offer and the Quarterly Report for the final quarter of 2006 due to be released prior to the end of January 2007, there is no information concerning Oxiana, its business, affairs, prospects, or operations which would be material to be known by a purchaser of Oxiana Shares for value, which has not been fairly and accurately disclosed by Oxiana either publicly or in writing to Newmont before the date of this deed. Oxiana further warrants and represents that its Quarterly Report for the

final quarter of 2006 will not give information which, taken as a whole, is materially prejudicial to Newmont as an acquirer of Oxiana Shares. This clause has no application in the event that Newmont accepts the Offer in respect of the Option Shares.

7.4 Repetition of representations and warranties

The representations and warranties in clauses 7.1, 7.2 and 7.3 are taken to be repeated on the Settlement Date.

7.5 Reliance on representations and warranties

Each party acknowledges that the other party has executed this deed and agreed to take part in the transactions that it contemplates in reliance on the representations and warranties that are made or repeated in this clause.

8. General

8.1 Stamp Duty

Oxiana will pay the stamp duty (if any) in respect of the execution, delivery and performance of:

(a) this deed; and

(b) any agreement or document entered into or signed under this deed.

8.2 Costs and expenses

Each party must pay its own costs and expenses in relation to the negotiation, preparation, execution and delivery of this deed.

8.3 Notices

(a) Any notice or other communication including but not limited to any request, demand, consent or approval, to or by a party:

(i) Must be in legible writing and in English addressed as shown below:

A. If to Oxiana:

Address: Level 9, 31 Queen Street, Melbourne, Vic 3000
Attention: Group Counsel
Facsimile: (03) 8623 2222; and

B. If to Newmont:

Address: 100 Hutt Street, Adelaide, South Australia 5000
Attention: The Company Secretary
Facsimile:
or as specified to the sender by any party by notice;

(ii) in writing, signed:

A. if it is an Exercise Notice, by an officer (as defined in section 9 of the Corporations Act) or under common seal or as provided in section 127(1) and 127(2) of the Corporations Act; and

B. for any other notice, by or on behalf of the person giving it;

(iii) is to be regarded as having been given by the sender and received by the addressee:

A. if by delivery in person, when delivered to the addressee;

B. if by post, 3 Business Days from and including the date of postage; or

C. if by facsimile transmission, when received in its entirety in legible form by the addressee,

but if the delivery or receipt is on a day which is not a Business Day or is after 6.00pm (addressee's time) it is regarded as having been received at 9.00am on the following Business Day;

(iv) can be relied upon by the addressee and the addressee is not liable to any other person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorised by the sender.

8.4 Governing law and jurisdiction

This deed is governed by the laws of Victoria. The parties irrevocably submit to the non-exclusive jurisdiction of the courts of Victoria.

8.5 Waiver

(a) A right arising out of this deed or any part of this deed is only waived by notice in writing signed by the party waiving the right.

(b) A party does not waive a right arising out of this deed by a failure to, or delay in exercise of the right, nor by only exercising part of the right.

(c) A party may not rely on the other party's failure, late exercise or partial exercise of a right, as constituting a waiver of the right.

(d) A party may not rely on the other party's conduct as a defence to that other party's exercise of any right.

8.6 Variation

A variation of this deed must be in writing and signed by the parties.

8.7 Assignment and substitution

Neither party may assign or novate this deed or any right, benefit or obligation under this deed or otherwise permit a third party to be substituted for it under this deed without the prior written consent of the other party (which consent may be withheld in the absolute discretion of that other party).

8.8 Further assurances

Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that the other party may reasonably require to give full effect to this deed.

8.9 Counterparts

This deed may be executed in any number of counterparts. All counterparts, taken together, constitute one instrument. A party may execute this deed by signing any counterpart.

8.10 Confidentiality

(a) Subject to clause 8.10(b), the parties must maintain absolute confidentiality in respect of the existence and terms of this deed.

(b) No disclosure of the existence or terms of this deed is permitted without the prior written consent of the other party, unless the disclosure is required by law or by the ASX or any other stock exchange on which shares in a party or a Related Entity of a party are quoted or is made, on a confidential basis, to the party's Related Entities or its, or a Related Entities, officers, auditors or professional advisers who require knowledge of this deed in the performance of their duties.

8.11 Operation of this deed

(a) This deed contains the entire agreement between the parties about its subject matter. Any previous understanding, agreement, representation or warranty relating to that subject matter is replaced by this deed and has no further effect.

(b) Any provision of this deed which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this deed enforceable, unless this would materially change the intended effect of this deed.

Executed as a deed

Signed sealed and delivered by Oxiana Limited in the presence of:)

....	....
Signature of Director	Signature of Director/Secretary
....	....
Office held	Office held
....	....
Name of Director (block letters)	Name of Director/Secretary (block letters)

Signed sealed and delivered by Newmont Capital Pty Ltd in the presence of:

....	....
Signature of Director	Signature of Director/Secretary
DIRECTOR	DIRECTOR
Office held	Office held
PETER H HOLDEN	PAULINE FAY CARR
Name of Director (block letters)	Name of Director/Secretary (block letters)

Executed as a deed

Signed sealed and delivered by Oxiana Limited in the presence of:

[signature]
Signature of Director

MANAGING DIRECTOR
Office held

OWEN HEGARTY
Name of Director (block letters)

[signature]
Signature of Director/Secretary

SECRETARY
Office held

DAVID FORSYTH
Name of Director/Secretary (block letters)

Signed sealed and delivered by Newmont Capital Pty Ltd in the presence of:

....
Signature of Director

....
Office held

....
Name of Director (block letters)

....
Signature of Director/Secretary

....
Office held

....
Name of Director/Secretary (block letters)

Schedule 1

Exercise Notice – Option Shares

To: Newmont

By this notice Oxiana exercises the Option conferred by clause 2.1 of the deed entitled Option Deed (the "Deed") dated [*date*] and requires you to sell all your Option Shares for the relevant Purchase Consideration and otherwise in accordance with this Deed.

In this Exercise Notice, words defined in the Deed have the same meanings.

DATED [*date*]

Signed for an on behalf of

Oxiana Limited by:

....

Officer

Name: [printed]

Schedule 2

Offer Terms

1. Terms

0.65 Oxiana Shares for each Agincourt Share.

2. Conditions

The offer under the Offer will be subject to conditions substantially as set out below:

2.1 **(Minimum acceptance)**: that during, or at the end of, the Offer Period:

(a) Oxiana and its associates have relevant interests in at least 90% (by number) of the Agincourt Shares; and

(b) Oxiana and its associates acquire at least 75% (by number) of the Agincourt Shares that Oxiana offers to acquire under the Offer (whether under the Offer or otherwise); and

(c) Oxiana becomes entitled to compulsorily acquire all Agincourt Shares and Agincourt Options in accordance with Chapter 6A of the Corporations Act.

2.2 **(No regulatory action)**: that, between the Announcement Date and the end of the Offer Period:

(a) no preliminary or final decision, order or direction is made or issued by any Regulatory Authority;

(b) no action, proceeding or investigation is announced, commenced or threatened by any Regulatory Authority; and

(c) no application is made to any Regulatory Authority (other than by Oxiana or an associate of Oxiana),

which is likely to or purports or threatens to restrain, prohibit, impede or otherwise materially adversely affect the making of the Offer, the acquisition of the Agincourt Shares by Oxiana, the rights of Oxiana in respect of Agincourt and the Agincourt Shares or the continued operation of the businesses of Oxiana, Agincourt or their subsidiaries (other than any action or decision by or application to ASIC or the Takeovers Panel in exercise of the powers or discretions conferred by the Corporations Act). For the purposes of this condition, a **"Regulatory Authority"** means any court or governmental, semi-governmental, administrative, statutory, judicial, quasi-judicial or other regulatory body, authority or agency (including ASIC, ASX and any other securities exchange or private entity which exercises regulatory functions), whether in Australia or elsewhere.

2.3 **(No material adverse change)**: that, between the Announcement Date and the end of the Offer Period:

(a) no act, fact, matter, event or circumstance occurs, is announced, becomes public or otherwise becomes known to Oxiana, which has,

will or is reasonably likely to result in a material adverse change in or in relation to Agincourt, a subsidiary of Agincourt or the assets, liabilities, structure, operation, business, financial or trading position or performance, profitability or prospects of Agincourt or its subsidiaries, other than any act, fact, matter, event or circumstance known to Oxiana or fairly disclosed in writing by Agincourt to Oxiana prior to Announcement Date;

(b) Oxiana does not become aware that any document filed by or on behalf of Agincourt with any Regulatory Authority prior to the Announcement Date contains a material inaccuracy or is misleading (whether by omission or otherwise) in a material respect; and

(c) without limiting paragraph (a), no person exercises or purports to exercise, or states an intention to exercise, any rights under any provision of any agreement or other instrument to which Agincourt or any subsidiary of Agincourt is a party, or by or to which Agincourt or any subsidiary of Agincourt or any of its assets may be bound or subject, which has or will or is reasonably likely to have a material adverse effect on Agincourt, a subsidiary of Agincourt or the assets, liabilities, structure, operation, business, financial or trading position or performance, profitability or prospects of Agincourt or its subsidiaries, including as a result of:

(d) any monies borrowed by Agincourt or any subsidiary of Agincourt being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or instrument;

(e) any such agreement or other instrument being terminated or modified or any action being taken or arising there under;

(f) the interest of Agincourt or any subsidiary of Agincourt in any firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated, modified or required to be transferred or redeemed; or

(g) the business of Agincourt or any subsidiary of Agincourt with any other person being adversely affected,

as a result (directly or indirectly) of the acquisition or proposed acquisition of Agincourt Shares by Oxiana.

2.4 **(No disposal of Nova Energy Limited)**: that, between the Announcement Date and the end of the Offer Period, Agincourt does not dispose of, assign, transfer, encumber, grant any option over or in respect of, declare itself trustee of or otherwise deal with, dispose of or enter into any agreement, arrangement or understanding in respect of the shares held by Agincourt as at the Announcement Date in Nova Energy Limited ACN 111 599 154.

2.5 **(No material transactions)**: that, except in accordance with any public announcement by Agincourt before the Announcement Date, none of Agincourt nor any of its subsidiaries does any of the following between the Announcement Date and the end of the Offer Period:

(a) other than in the ordinary course of its or their business, purchases or otherwise acquires, sells or otherwise disposes of, or offers or agrees to purchase, acquire, sell or dispose of, any property or assets (or any right, title or interest therein) the total consideration for which, or value of which, exceeds or would exceed $500,000 in aggregate;

(b) other than in the ordinary course of its or their business, enters into, or offers or agrees to enter into, any other agreement, arrangement, joint venture, partnership or other commitment of any kind which would require expenditure, or the foregoing of revenue, of an amount which exceeds or would exceed $500,000 in aggregate;

(c) declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Agincourt shareholder;

(d) amends its constitution or the terms of issue of any shares, options or other convertible securities; or

(e) resolves or announces an intention to do any of the things referred to in paragraphs (a) to (d) above.

2.6 **(No Prescribed Occurrences)**: that, between the Announcement Date and the end of the Offer Period, none of the events listed in sections 652C(1)(a) to (h) of the Corporations Act inclusive and 652C(2)(a) to (e) of the Corporations Act inclusive occur (other than the issue of Agincourt Shares pursuant to the exercise or conversion of options or other securities which had been issued and notified to ASX prior to the Announcement Date).

2.7 **(Stock and financial markets)**: that, between the Announcement Date and the end of the Offer Period:

(a) the S&P/ASX Index 200 does not fall below 4875 for a period of 3 or more consecutive ASX Business Days; or

(b) the price of gold (as determined by the London pm fix) does not fall below US$550 for a period of 3 consecutive business days.

Oxiana LIMITED

26 February 2007

AUSTRALIAN STOCK EXCHANGE AND MEDIA RELEASE

OXIANA LODGES BIDDER'S STATEMENT FOR AGINCOURT RECOMMENDED OFFER

Oxiana Agincourt Holdings Pty Ltd, a wholly owned subsidiary of Oxiana Limited ("Oxiana") today lodged with the Australian Securities and Investment Commission and served on Agincourt Resources Limited ("Agincourt") the Bidder's Statement for its recommended off-market scrip takeover offer ("Offer") for all the issued shares in Agincourt.

The Offer is 0.65 Oxiana shares for every Agincourt share held. The Agincourt board has unanimously resolved to recommend that Agincourt shareholders accept the Offer in the absence of a superior proposal and the directors of Agincourt intend to accept the Offer in respect of all shares and options they control. Agincourt's largest shareholder, Newmont Mining Corporation, has signed an option and pre-bid acceptance deed in respect of its 19.9% holding in Agincourt.

Based on the last closing price for Oxiana shares of $2.93 on 23 February 2007, the Offer values each Agincourt share at $1.90 per share. The premium this represents over Agincourt's trading share price leading up to the announcement of the Offer is presented in the table below.

	Oxiana closing share price on 23 February 2007 $2.93
Implied Offer value	**$1.90**
Premium over Agincourt:	
- closing price before announcement	32%
- 5 day VWAP before announcement	33%
- 30 day vwap before announcement	37%
- 90 day vwap before announcement	52%

Oxiana intends to mail both the Bidder's Statement and Agincourt's Target's Statement to Agincourt shareholders from 27 February 2007. Oxiana notes Agincourt has agreed to waive its 14 day review period of the Bidder's Statement.

Information on Oxiana and the recommended Offer can be found in the Bidder's Statement, which has been released to ASX today and is available on Oxiana's website: www.oxiana.com.au.

Owen L Hegarty

Owen L Hegarty
Managing Director

Oxiana LIMITED

RECEIVED

26 February 2007

The Manager
Australian Securities Exchange
Company Announcements Office
Level 4
20 Bridge Street
SYDNEY NSW 3000

Lodged through ASX On Line
Total No. of Pages: 8

Dear Sir,

Off-market takeover bid by Oxiana Agincourt Holdings Pty Ltd ("Oxiana Agincourt Holdings") for options to acquire shares in Agincourt Resources Limited ("Agincourt")

Oxiana Agincourt Holdings is a wholly owned subsidiary of Oxiana Limited (ASX:OXR).

Further to the announcement of Oxiana Limited made on 29 January 2007, and in accordance with item 5 of section 633(1) of the *Corporations Act* 2001 (Cth) (the **Act**), I attach for immediate release a copy of Oxiana Agincourt Holdings Option Bidder's Statement as lodged with the Australian Securities and Investments Commission and served on Agincourt today.

In accordance with section 633(4)(a) of the Act, Oxiana Agincourt Holdings hereby gives notice that, for the purposes of section 633(2) of the Act, the date for determining the persons to whom information is to be sent under items 6 and 12 of section 633(1) of the Act is 22 February 2007.

Yours faithfully,

Oxiana Agincourt Holdings Pty Ltd

DAVID J. FORSYTH
Company Secretary

Encl.

OXIANA LIMITED | Respect – Action – Performance – Openness | WWW.OXIANA.COM.AU

Level 9, 31 Queen Street
Melbourne, Victoria 3000

T: +61 3 8623 2200
F: +61 3 8623 2222

E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

Oxiana LIMITED

Building the Next Major Mining Company

OPTION BIDDER'S STATEMENT

RECOMMENDED OFFER

by

Oxiana Agincourt Holdings Pty Ltd
ACN 123 900 738
(a wholly owned subsidiary of
Oxiana Limited ABN 40 005 482 824)

to acquire all of your options to subscribe for ordinary shares in

Agincourt Resources Limited
ABN 38 088 174 565

CLAYTON UTZ
Legal Adviser

gryphon partners
Financial Adviser

The directors of Agincourt unanimously recommend that you ACCEPT the Offer.

IMPORTANT INFORMATION

Important dates	
Bidder's Statement lodged with ASIC	26 February 2007
Offer opens	[27 February 2007]
Offer closes (unless extended)	7.00pm (Melbourne time) [30 March 2007]

This Bidder's Statement is dated 26 February 2007.

This Bidder's Statement is given by Oxiana Agincourt Holdings Pty Ltd (ACN 123 900 738) (**Oxiana Agincourt Holdings**) to holders of options to subscribe for ordinary shares in Agincourt Resources Limited (ABN 38 088 174 565) under Part 6.5 of the Corporations Act. This Bidder's Statement includes an Option Offer dated [27 February 2007] to acquire your Agincourt Options and also sets out certain disclosures required by the Corporations Act.

Oxiana Agincourt Holdings is making a separate offer to holders of Agincourt Shares in a bidder's statement dated 26 February 2007 (**Share Bidder's Statement**) which is attached to this Bidder's Statement. This Bidder's Statement should be read in conjunction with, and incorporates by reference, the contents of the Share Bidder's Statement for the purposes of an Agincourt Optionholder making a decision as to whether or not to accept the Option Offer.

Defined terms used in this Bidder's Statement have the same meaning given in the Share Bidder's Statement except where the context makes it clear that a definition is not intended to apply or if otherwise defined.

A copy of this Bidder's Statement was lodged with the Australian Securities and Investments Commission (**ASIC**) on 26 February 2007. Neither ASIC nor any of its officers takes any responsibility for the contents of this Bidder's Statement.

Investment decisions

This Bidder's Statement does not take into account the individual investment objectives, financial situation or particular needs of any person. Before deciding whether or not to accept the Option Offer you should seek independent financial and taxation advice.

Forward looking statements

This Bidder's Statement contains or incorporates by reference forward looking statements. Forward looking statements are not based on historical facts, but are based on current expectations of future results or events. These forward looking statements are subject to risks, uncertainties and assumptions which could cause actual results or events to differ materially from the expectations described in such forward looking statements. While Oxiana Agincourt Holdings believes that the expectations reflected in the forward looking statements in this document are reasonable, no assurance can be given that such expectations will prove to be correct and these forward looking statements do not constitute any representation as to future performance. The risk factors set out in section 8 of the Share Bidder's Statement, as well as other matters as yet not known to Oxiana Agincourt Holdings or not currently considered material by Oxiana Agincourt Holdings, may cause actual results or events to be materially different from those expressed, implied or projected in any forward looking statements. Any forward looking statement contained in this Bidder's Statement is qualified by this cautionary statement.

Offers outside Australia

Agincourt Optionholders should note that the consideration under the Option Offer is securities of Oxiana, an Australian public company listed on ASX. The Option Offer is subject to disclosure requirements in Australia which are different from those applicable in other countries. Ineligible Foreign Optionholders (as defined in section 1.5 of this Bidder's Statement) will not be entitled to receive Oxiana Shares as a result of accepting the Option Offer (unless Oxiana determines otherwise). Ineligible Foreign Optionholders who accept the Option Offer will receive a cash amount calculated in accordance with section 14.6 of the Share Bidder's Statement. This Bidder's Statement does not constitute an offer to issue or sell, or the soliciting of an offer to buy, any securities referred to in this Bidder's Statement or any securities issuable in exchange for such securities in any jurisdiction in which the issue of such securities would be unlawful.

Privacy collection statement

Personal information relating to your holding in Agincourt has been obtained by Oxiana Agincourt Holdings or its agents from Agincourt in accordance with its rights under the Corporations Act. Oxiana Agincourt Holdings will share this information with its related bodies corporate, advisers and agents where necessary for the purposes of the Option Offer. Oxiana Agincourt Holdings, its related bodies corporate, advisers and agents will use this information solely for purposes relating to the Option Offer. If you would like details of your personal information held by Oxiana Agincourt Holdings or its agents please contact the Oxiana Offer Information Line on 1800 757 455 (foreign callers +61 2 8280 7490).

PART A – THE TERMS OF THE OPTION OFFER

1. THE OPTION OFFER

1.1 OFFER FOR YOUR AGINCOURT OPTIONS

Oxiana Agincourt Holdings is making an offer to acquire all of your Agincourt Options on the terms and subject to the conditions set out in this Bidder's Statement (**Option Offer**).

You may either:

- exercise your Agincourt Options in accordance with their terms and accept the Offer in respect of the Agincourt Shares issued; or
- accept the Option Offer in respect of all (not some only) of your Agincourt Options.

The Option Offer extends to any person who becomes registered or entitled to be registered as the holder of Agincourt Options during the period from the Register Date (22 February 2007) to the end of the Offer Period.

The Option Offer is dated [27 February 2007].

1.2 OPTION OFFER INCLUDES RIGHTS ATTACHING TO AGINCOURT OPTIONS

Oxiana Agincourt Holdings will be entitled to all rights in respect of Agincourt Options which it acquires under the Option Offer. If any rights are received by you and such documents as may be necessary to vest title to those rights in Oxiana Agincourt Holdings are not passed on to Oxiana Agincourt Holdings, or the benefit of those rights are not passed on to Oxiana Agincourt Holdings, Oxiana Agincourt Holdings may reduce the consideration payable to you under the Option Offer by the amount (or value, as reasonably assessed by Oxiana Agincourt Holdings) of those rights.

1.3 CONSIDERATION

If you accept the Option Offer and the Defeating Conditions are fulfilled or waived you will receive:

- 0.28 Oxiana Shares for each Agincourt Option with an exercise price of $1.30;
- 0.26 Oxiana Shares for each Agincourt Option with an exercise price of $1.36; and
- 0.35 Oxiana Shares for each Agincourt Option with an exercise price of $1.15,

to which your acceptance relates.

1.4 DEFEATING CONDITIONS

The Option Offer is subject to the conditions of the Offer as set out in the Share Bidder's Statement.

The Option Offer is also subject to Oxiana Agincourt Holdings becoming entitled to compulsorily acquire all Agincourt Shares pursuant to the Offer or the Offer being declared unconditional.

1.5 INELIGIBLE FOREIGN OPTIONHOLDERS

If, at the time the Option Offer is made to you, you are an Ineligible Foreign Optionholder, you will not be allotted Oxiana Shares. Instead, you will be paid a cash amount determined in accordance with section 14.6 of the Share Bidder's Statement.

For the purposes of this Bidder's Statement, **Ineligible Foreign Optionholder** means a person whose address as shown in the Agincourt Option Register is in a jurisdiction other than Australia.

For the purposes of this Bidder's Statement, **Agincourt Option Register** means the register of Agincourt Optionholders maintained under section 170 of the Corporations Act.

1.6 REGISTERED HOLDERS

An Option Offer on the terms and conditions set out in this Bidder's Statement and bearing the same date is being made to every holder of Agincourt Options registered in the Agincourt Option Register at 10:00am on the Register Date.

1.7 ACCEPTANCE OF THE OPTION OFFER

To accept the Option Offer:

- complete and sign the pink Acceptance Form enclosed with this Bidder's Statement in accordance with the instructions on the form; and
- attach your Agincourt Options certificate(s),

and return the documents in the enclosed self-addressed envelope.

If you have lost your Agincourt Options certificate(s) you will need to complete an indemnity form for presentation to the Agincourt option registry so that a replacement certificate(s) can be produced. If this is the case, please call the Oxiana Offer Information Line and the indemnity form will be sent to you:

For Australian callers:	1800 757 455 (toll-free within Australia)
For International callers:	+61 2 8280 7490

If you exercise your Agincourt Options in accordance with their terms and accept the Offer in respect of the Agincourt Shares issued, you will need to refer to section 11 of the Share Bidder's Statement for information on how to accept the Offer.

1.8 PRE-BID ACCEPTANCE DEEDS

Each of the Agincourt Optionholders who have entered into a Pre-Bid Acceptance Deed with Oxiana prior to the date of this Bidder's Statement have agreed to:

- accept the Option Offer within 10 business days of receiving the Option Offer subject to no higher alternative offer being made (**Acceptance Date**);
- waive and not exercise any rights the Agincourt Optionholder may have under section 650E of the Corporations Act; and
- not deal with the Agincourt Options held by the Agincourt Optionholder up to and including the Acceptance Date in any way other than as permitted by the Pre-Bid Acceptance Deed or the Option Offer.

1.9 OTHER TERMS

All other information relating to the terms of the Option Offer, acceptance of the Option Offer and any other information which is material to the making of a decision by an Agincourt Optionholder in relation to the Option Offer is set out in the Share Bidder's Statement. This Bidder's Statement should be read in conjunction with, and incorporates by reference, the Share Bidder's Statement to the extent that it is relevant or applicable to an Agincourt Optionholder for the purpose of an Agincourt Optionholder making a decision as to whether or not to accept the Option Offer.

1.10 CONSENTS

Gryphon Partners Pty Ltd has given and has not before the date of this Bidder's Statement withdrawn its consent to be named in this Bidder's Statement as financial adviser to Oxiana in the form and context in which it is named. Gryphon Partners Pty Ltd takes no responsibility for any part of this Bidder's Statement other than any reference to its name.

Clayton Utz have given and have not before the date of this Bidder's Statement withdrawn their consent to be named in this Bidder's Statement as legal adviser to Oxiana in the form and context in which they are named. Clayton Utz take no responsibility for any part of this Bidder's Statement other than any reference to their name.

As permitted by ASIC Class Order 01/1543, this Bidder's Statement contains statements which are made, or based on statements made, in documents lodged with ASIC or ASX. The Class Order permits certain statements to be included in this Bidder's Statement without the consent of the person to whom the statement was attributed where the statement was made in a document lodged with ASIC or ASX. Pursuant to the Class Order, Oxiana will make available a copy of those documents (or of relevant extracts from those documents), free of charge, to Agincourt Optionholders who request it during the Offer Period.

DATED 26 February 2007

SIGNED on behalf of Oxiana Agincourt Holdings Pty Ltd by Owen L Hegarty being a Director who is authorised to sign by a resolution unanimously passed at a meeting of the Directors of Oxiana Agincourt Holdings Pty Ltd.

Director

CORPORATE DIRECTORY

Office Holders - Oxiana Limited
Barry L Cusack *(Chairman)*
Owen L Hegarty *(Managing Director)*
Michael A Eager *(Non-Executive Director)*
Peter W Cassidy *(Non-Executive Director)*
Ronald H Beevor *(Non-Executive Director)*
Brian Jamieson *(Non-Executive Director)*
David Forsyth *(Company Secretary)*

Office Holders - Oxiana Agincourt Holdings Pty Ltd
Owen L Hegarty *(Director)*
Peter Lester *(Director)*
David Forsyth *(Director and Company Secretary)*

Registered and Principal Office
Level 9, 31 Queen Street,
MELBOURNE VICTORIA
AUSTRALIA 3000
Website: www.oxiana.com.au
Email: admin@oxiana.com.au

Share Registrar
Link Market Services Limited
Locked Bag A14
SYDNEY SOUTH NSW 1235
AUSTRALIA
Telephone:
Australia: 1800 757 455
International: +61 2 8280 7490

Financial Advisers to the Company
Gryphon Partners Pty Limited
Ground Floor
60 Hindmarsh Square
Adelaide SA 5000
Web: www.gryphonpartners.com.au

Legal Advisers to the Company
Clayton Utz
Lvl 18/ 333 Collins St
Melbourne VICTORIA 3000
Web: www.claytonutz.com

Oxiana
LIMITED

ACN 123 900 738

LINK MARKET SERVICES

Need help?

Contact Oxiana Offer Information Line
Phone 1800 757 455 (local call cost within Australia)
Phone +61 2 8280 7490 (from outside Australia)

Please note that, as required by the *Corporations Act*, all calls to these numbers will be recorded.

A Your name

Your Option holding

Securityholder Reference Number:

Agincourt Options held as at

If your holding has changed between record date and time of acceptance, then write your current holding here. Your acceptance will be granted over your updated holding.

This is an important document. If you are in doubt as to how to complete this form, please consult your financial or other professional adviser immediately.

Transfer and Acceptance Form – Options

This is a personalised form for the sole use of the holder and holding recorded above.

B You must sign, complete and return this form to accept the Offer

If you correctly sign and return this form with your Option Certificates you will be deemed to have accepted the Offer in respect of ALL of your Agincourt Options. Your form together with all your Option Certificates must be received by the closing date of the after Period.

C You must sign this form for your instructions in this Acceptance Form to be executed.

I/We, the person(s) named above, accept the Offer in respect of all my/our Agincourt Options and hereby agree to transfer to Oxiana Agincourt Holdings Pty Ltd (Oxiana) all my/our Agincourt Options for the consideration specified in the Offer, and on the terms and conditions of the Offer as set out in the Bidder's Statement.

Holder(s) should sign in the appropriate box(es) provided below.

Holder 1 (Individual)	Holder 2 (Individual)	Holder 3 (Individual)
Sole Director & Sole Company Secretary	Secretary/Director (delete one)	Director

D Contact details

Write the business hours telephone (mobile) number and the name of the person to contact about this Acceptance Form.

Telephone Number where you can be contacted during business hours	Contact Name (PRINT)

Please refer overleaf for further important instructions

AGCT TKO003

Further Important Instructions

Your Agincourt Options are in an certificated holding. To accept the Offer, you must complete and return this Acceptance Form and all your Option certificates in accordance with the instructions below.

Please refer to the Bidder's Statement dated 26 February 2007 which accompanies this Acceptance Form. Terms are defined in Part H of the Bidder's Statement and have the same meaning in this Acceptance Form.

Completion instructions

A
- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the amendments. Amendments to your name can only be processed by your Controlling Participant.
- **Please note** your consideration will be issued in the names as they appear on the Agincourt Resources Limited (Agincourt) register.

C
- **Please sign this Acceptance Form** in the places for signature(s) set out on the front page and in accordance with the following instructions:
  - **Joint holders**: If your Agincourt Options are held in the names of more than one person, all of those persons must sign this Acceptance Form.
  - **Corporations:** This Acceptance Form must be signed by either two directors or a director and a company secretary. Alternatively, where the company has a sole director and, pursuant to the *Corporations Act*, there is no company secretary, or where the sole director is also the sole company secretary, that director may sign alone. Alternatively, a duly appointed attorney may sign.
  - **Powers of attorney**: If this Acceptance Form is signed under a power of attorney, please attach a certified copy of the power of attorney to this Acceptance Form when you return it. If this Acceptance Form is signed under Power of Attorney, the attorney declares that he/she has no notice of revocation of the Power of Attorney.
  - **Deceased Estates**: All the executors and administrators must sign this Acceptance Form. When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of Section 1071B(9)(b)(iii) of the *Corporations Act*.

Information you supply on this Acceptance Form will be used by Oxiana Limited and Link Market Services Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to Oxiana's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You have rights to obtain access to the personal information which you have supplied. Please see Link Market Services Limited's privacy policy on its website www.linkmarketservices.com.au.

Lodgement instructions

- Mail or deliver completed Acceptance Form(s), your Option certificates and any other documents required by the above instructions to:

Mail to:	or	**Deliver in person to:**
Link Market Services Limited		Link Market Services Limited
Agincourt Takeover		Agincourt Takeover
Locked Bag A14		Level 12, 680 George Street
SYDNEY SOUTH NSW 1235		SYDNEY NEW SOUTH WALES

- A reply paid envelope is enclosed for use within Australia.

Your acceptance must be received by no later than the end of the Offer Period, which is 7:00pm (Melbourne time) on the last day of the Offer Period.

If you have any questions about the terms of the Offer or how to accept, please call the Oxiana Offer Information Line on the following numbers:
within Australia: 1800 757 455
outside Australia: +61 2 8280 7490

Please note that, under the *Corporations Act*, all calls will be recorded, indexed and stored.

Oxiana LIMITED

26 February 2007

The Manager
Australian Securities Exchange
Company Announcements Office
Level 4
20 Bridge Street
SYDNEY NSW 3000

Lodged through ASX On Line
Total No. of Pages: 112

Dear Sir,

Off-market takeover bid by Oxiana Agincourt Holdings Pty Ltd ("Oxiana Agincourt Holdings") for shares in Agincourt Resources Limited ("Agincourt")

Oxiana Agincourt Holdings is a wholly owned subsidiary of Oxiana Limited (ASX:OXR).

Further to the announcement of Oxiana Limited made on 29 January 2007, and in accordance with item 5 of section 633(1) of the *Corporations Act* 2001 (Cth) (the **Act**), I attach for immediate release a copy of Oxiana Agincourt Holdings Bidder's Statement as lodged with the Australian Securities and Investments Commission and served on Agincourt today.

In accordance with section 633(4)(a) of the Act, Oxiana Agincourt Holdings hereby gives notice that, for the purposes of section 633(2) of the Act, the date for determining the persons to whom information is to be sent under items 6 and 12 of section 633(1) of the Act is 22 February 2007.

Yours faithfully,

Oxiana Agincourt Holdings Pty Ltd

DAVID J. FORSYTH
Company Secretary

Encl.

Oxiana LIMITED BUILDING THE NEXT MAJOR MINING COMPANY

BIDDER'S STATEMENT

THE DIRECTORS OF AGINCOURT UNANIMOUSLY RECOMMEND THAT YOU

ACCEPT THE OFFER

RECOMMENDED OFFER BY
OXIANA AGINCOURT HOLDINGS PTY LTD
ACN 123 900 738 (A WHOLLY OWNED SUBSIDIARY OF OXIANA LIMITED ABN 40 005 482 824)

TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN
AGINCOURT RESOURCES LIMITED
ABN 38 088 174 565

OFFER OF 0.65 OXIANA ORDINARY SHARES
FOR EVERY 1 OF YOUR AGINCOURT ORDINARY SHARES

gryphon partners — FINANCIAL ADVISER

CLAYTON UTZ — LEGAL ADVISER

IMPORTANT INFORMATION

IMPORTANT DATES

BIDDER'S STATEMENT LODGED WITH ASIC 26 FEBRUARY 2007
OFFER OPENS [27 FEBRUARY 2007]
OFFER CLOSES (UNLESS EXTENDED) 7.00pm (MELBOURNE TIME) [30 MARCH 2007]

THIS BIDDER'S STATEMENT IS DATED 26 FEBRUARY 2007.

This Bidder's Statement is given by Oxiana Agincourt Holdings Pty Ltd (ACN 123 900 738) to shareholders of Agincourt Resources Limited (ABN 38 088 174 565) under Part 6.5 of the Corporations Act. This Bidder's Statement includes an Offer, which opens on [27 February 2007], to acquire your Agincourt Shares and also sets out certain disclosures required by the Corporations Act. Oxiana is making a separate offer to holders of Agincourt Options.

A copy of this Bidder's Statement was lodged with the Australian Securities and Investments Commission (**ASIC**) on 26 February 2007. Neither ASIC nor any of its officers takes any responsibility for the contents of this Bidder's Statement.

A number of defined terms are used in this Bidder's Statement. These terms are capitalised. Unless a contrary intention appears or the context requires otherwise, these terms are defined in section 24.

INVESTMENT DECISIONS

This document does not take into account the individual investment objectives, financial situation or particular needs of any person. Before deciding whether or not to accept the Offer you should seek independent financial and taxation advice.

FORWARD LOOKING STATEMENTS

This document contains forward looking statements. Forward looking statements are not based on historical facts, but are based on current expectations of future results or events. These forward looking statements are subject to risks, uncertainties and assumptions which could cause actual results or events to differ materially from the expectations described in such forward looking statements. While Oxiana believes that the expectations reflected in the forward looking statements in this document are reasonable, no assurance can be given that such expectations will prove to be correct and these forward looking statements do not constitute any representation as to future performance. The risk factors set out in section 8 of this Bidder's Statement, as well as other matters as yet not known to Oxiana or not currently considered material by Oxiana, may cause actual results or events to be materially different from those expressed, implied or projected in any forward looking statements. Any forward looking statement contained in this document is qualified by this cautionary statement.

OFFERS OUTSIDE AUSTRALIA

Agincourt Shareholders should note that the consideration under the Offer is securities of Oxiana, an Australian public company listed on ASX. The Offer is subject to disclosure requirements in Australia which are different from those applicable in other countries.

INELIGIBLE FOREIGN SHAREHOLDERS

Ineligible Foreign Shareholders will not be entitled to receive Oxiana Shares as a result of acceptance of the Offer (unless Oxiana determines otherwise). Ineligible Foreign Shareholders who accept the Offer will receive a cash amount calculated in accordance with section 14.6 of this Bidder's Statement. This Bidder's Statement does not constitute an offer to issue or sell, or the soliciting of an offer to buy, any securities referred to in this Bidder's Statement or any securities issuable in exchange for such securities in any jurisdiction in which the issue of such securities would be unlawful.

PRIVACY COLLECTION STATEMENT

Personal information relating to your holding in Agincourt has been obtained by Oxiana or its agents from Agincourt in accordance with its rights under the Corporations Act. Oxiana will share this information with its related bodies corporate, advisers and agents where necessary for the purposes of the Offer. Oxiana, its related bodies corporate, advisers and agents will use this information solely for purposes relating to the Offer. If you would like details of your personal information held by Oxiana or its agents please contact the Oxiana Offer Information Line on 1800 757 455 (foreign callers +61 2 8280 7490).



CONTENTS

CHAIRMAN'S AND MANAGING DIRECTOR'S LETTER

26 FEBRUARY 2007

Dear Agincourt Shareholder

Offer for Agincourt Shares

The Board of Oxiana Limited has the pleasure of enclosing an Offer to acquire all of your shares in Agincourt Resources Limited.

Agincourt Shareholders will receive 0.65 Oxiana Shares for every 1 Agincourt Share which, based on the last closing price for Oxiana Shares of $2.93 on 23 February 2007, values each Agincourt Share at $1.90 per share.

The Board of Agincourt has unanimously resolved to recommend that Agincourt Shareholders accept the Offer in the absence of a superior proposal and the directors of Agincourt intend to accept the Offer in respect of all shares and options they control. Agincourt's largest shareholder, Newmont Mining Corporation, has signed an option and pre-bid acceptance deed in respect of its 19.9% holding in Agincourt.

The Offer is subject to a number of conditions which are set out in this document, including Oxiana Agincourt Holdings having received valid acceptances for at least 90% of Agincourt Shares.

The Offer is scheduled to close at 7.00pm on [Friday 30 March 2007], unless the Offer is extended. To accept this Offer please follow the instructions set out in section 11 of this Bidder's Statement.

The acquisition of Agincourt continues the Oxiana strategy of owning, developing and operating quality resource assets in the Asia/Australia region.

We look forward to you becoming a shareholder of Oxiana.

Yours sincerely,

Barry Cusack
Chairman

Owen L. Hegarty
Managing Director

Enclosed with this letter is a Bidder's Statement which sets out the detailed terms of the Offer from Oxiana Agincourt Holdings to acquire all of your shares in Agincourt.

WHO IS OXIANA?

OXIANA IS ONE OF AUSTRALIA'S LEADING MINING COMPANIES, AND IS INCLUDED IN THE S&P/ASX100 INDEX

OXIANA'S OPERATIONS



SEPON

The Sepon project comprises a 1,247 square kilometres contract area, in Savannakhet Province, south-central Laos.

Oxiana has been producing gold at Sepon since December 2002 and copper since early 2005. In 2006 the Sepon operations produced 173,524 ounces of gold and 60,803 tonnes of copper.





Based in Melbourne, Australia, Oxiana owns and operates the Sepon gold and copper mines in Laos, the Golden Grove base and precious metals operation in Western Australia and is currently constructing the Prominent Hill copper–gold mine in South Australia. Oxiana is also actively exploring in Laos, Thailand, China, Cambodia, Indonesia and Australia, with a strategy to expand its resource base in Australia, Asia and the Pacific.

Oxiana is a rapidly growing, dynamic, international mining and exploration company. It is committed to being an action oriented company, and to grow long term value for all stakeholders.

Oxiana's future, like its history, is exciting, as the company continues to grow its current businesses and invest in new opportunities.



GOLDEN GROVE

Golden Grove is located approximately 450 kilometres north-east of Perth in Western Australia.

Golden Grove consists of the Scuddles and Gossan Hill zinc and copper underground mines and the Scuddles concentrator.

In 2006, the Golden Grove operations produced concentrates containing 138,817 tonnes of zinc, 50,189 ounces of gold, 10,811 tonnes of copper and over 3 million ounces of silver.

PROMINENT HILL

The Prominent Hill copper–gold project is located 130 kilometres north-west of BHP Billiton's Olympic Dam in the Gawler Craton of South Australia. On 25 August 2006 Oxiana's Board of Directors formally approved development of the Prominent Hill copper–gold mine in South Australia.

Prominent Hill contains Reserves of 1.3 million ounces of gold, 7.1 million ounces of silver and 0.9 million tonnes of copper, within Resources of 2.6 million ounces of gold, 11.7 million ounces of silver and 1.5 million tonnes of copper. It will have an initial mine life of 10 years and will produce on average 187,000 tonnes of concentrate containing 85,000 tonnes of copper and 115,000 ounces of gold per year during the mine life.

WHAT ARE THE BENEFITS OF BEING AN OXIANA SHAREHOLDER?

"THE ACQUISITION OF AGINCOURT CONTINUES THE OXIANA STRATEGY OF OWNING, DEVELOPING AND OPERATING QUALITY RESOURCE ASSETS IN THE ASIAN/AUSTRALIAN REGION."

OXIANA TWO YEAR RETURN


RETURN ON INVESTMENT (%)
350
300
250
200
150
100
50
0
-50
23 Feb 05
23 May 05
23 Aug 05
23 Nov 05
23 Feb 06
23 May 06
23 Aug 06
23 Nov 06
23 Feb 07
Oxiana (including reinvested dividends)
S&P/ASX200 Accumulation Index

Oxiana is:

- A rapidly growing diversified mining company with the vision of becoming the next major mining company.
- A member of the S&P/ASX100 index with a strong level of institutional support and share trading liquidity that goes with being one of Australia's largest mining companies.
- A company with the financial capacity to deliver major resource projects with a market capitalisation of A$4,057 million (based on the closing price of Oxiana Shares on 23 February 2007) and a strong balance sheet, including cash and cash equivalents in excess of $670 million.
- A Board of Directors and management team with a track record of successful acquisition, development and operation of mining projects in Australia and Asia.
- A company with a substantial exploration budget of approximately $71 million in 2007 for Resource development on existing operations and projects and on broader exploration in Australia and Asia.
- A company with a demonstrated ability to generate significant shareholder value.

AUGUST 2006	OCTOBER 2006	NOVEMBER 2006
DIGGER OF THE YEAR AWARD 2006	MINER OF THE YEAR AWARD 2006	MINING OPERATION OF THE YEAR 2006



WHY YOU SHOULD ACCEPT OXIANA'S OFFER

IF YOU WISH TO ACCEPT THIS OFFER, YOU MUST RETURN THE SIGNED ACCEPTANCE FORM BY 7.00pm (MELBOURNE TIME) ON [30 MARCH 2007]

- RECEIVE A SUBSTANTIAL PREMIUM TO THE PRE-OFFER AGINCOURT SHARE PRICE ☑
- INVOLVEMENT IN AN INTERNATIONAL MINING COMPANY WITH GREATER CRITICAL MASS AND LIQUIDITY ☑
- ENJOY THE BENEFITS OF A STRONG BALANCE SHEET AND GREATER FINANCIAL MUSCLE ☑
- ACCESS AN EXPERIENCED MANAGEMENT TEAM WITH A STRONG OPERATING AND DEVELOPMENT TRACK RECORD ☑
- BE A PART OF A LEADING AUSTRALIAN MINING COMPANY WITH A QUALITY PORTFOLIO OF ASSETS ☑
- THE OFFER HAS THE UNANIMOUS SUPPORT OF THE AGINCOURT BOARD ☑
- AGREEMENT REACHED WITH AGINCOURT'S LARGEST SHAREHOLDER, NEWMONT ☑
- YOU MAY BE ELIGIBLE FOR TAX ROLLOVER RELIEF ☑
- YOU SHOULD INCUR NO BROKERAGE ☑
- YOU MAY BE ELIGIBLE FOR OXIANA'S 2006 FINAL DIVIDEND OF 5 CENTS PER OXIANA SHARE ☑




WHY YOU SHOULD
ACCEPT OXIANA'S OFFER

1. RECEIVE A SUBSTANTIAL PREMIUM TO THE PRE-OFFER AGINCOURT SHARE PRICE

The Offer of 0.65 Oxiana Shares for every Agincourt Share represents a substantial premium over recent pre-Offer Agincourt Share price levels and exceeds the closing price of Agincourt Shares on any day during the 6 months preceding the announcement of the Offer.

The Offer values each Agincourt Share at $1.90 per share, based on the last closing price for Oxiana Shares of $2.93 per share on 23 February 2007.

The value of Oxiana's Offer will depend on the Oxiana Share price. The table below presents the implied value of the Offer based on Oxiana's closing price before the announcement of the Offer on 29 January 2007 and based on its closing price on 23 February 2007. The premium this represents over Agincourt's trading share price leading up to the announcement of the Offer is also presented.

	25 January 2006	23 February 2007
Oxiana closing share price	$2.96	$2.93
Implied Offer value	$1.92	$1.90
Premium over Agincourt:		
closing price on 24 January 2006	34%	32%
5 day VWAP on 24 January 2006	35%	33%
30 day VWAP on 24 January 2006	38%	37%
90 day VWAP on 24 January 2006	53%	52%

The Chart below presents the value of Oxiana's Offer over time (based on Oxiana's daily closing share price), against Agincourt's closing share price.

IMPLIED OFFER PRICE OVER TIME


2.50
2.30
2.10
1.90
1.70
1.50
1.30
1.10
0.90
0.70
0.50
$ PER SHARE
Announcement of Offer
28 JUL 06
11 AUG 06
25 AUG 06
08 SEP 06
22 SEP 06
06 OCT 06
20 OCT 06
03 NOV 06
17 NOV 06
01 DEC 06
15 DEC 06
29 DEC 06
12 JAN 07
26 JAN 07
09 FEB 07
23 FEB 07
AGC Share Price
Implied Offer Price




AVERAGE MONTHLY TRADING VALUE ($ MILLION)
MILLIONS ($)
900
800
700
600
500
400
300
200
100
0
791
11
Average monthly trading for **Oxiana Shares** on ASX 12 months preceding announcement of Offer
Average monthly trading for **Agincourt Shares** on ASX 12 months preceding announcement of Offer

2. INVOLVEMENT IN AN INTERNATIONAL MINING COMPANY WITH GREATER CRITICAL MASS AND LIQUIDITY

Oxiana is a larger company than Agincourt, with greater liquidity and market profile, making it attractive to Australian and international investors.

Oxiana is one of Australia's leading mining companies. It is included in the S&P/ASX100 Index and is well researched by analysts.

As at 25 January 2007 (being the last trading day prior to the announcement of the Offer) Oxiana had a market capitalisation of approximately $4.1 billion, compared to Agincourt's market capitalisation of $310 million on the same date.

Over the 12 months leading up to 25 January 2007 Oxiana Shares to the value of approximately $791 million were traded on ASX on average per month. Over the same period, Agincourt Shares had an average monthly turnover of approximately $11 million.

The acquisition of Agincourt will increase the size and liquidity of the Combined Entity, potentially increasing its market attractiveness.

Agincourt Shareholders will have the opportunity to benefit from Oxiana's greater size and share trading liquidity.

3. ENJOY THE BENEFITS OF A COMPANY WITH A STRONG BALANCE SHEET AND GREATER FINANCIAL CAPACITY

Oxiana's balance sheet strength and financial capabilities reduce financial risks and make it better placed to fund future opportunities, particularly the development of the Martabe Project.

Oxiana has:

- A significant cash position, with over $670 million cash and cash equivalents on hand as at 31 December 2006;
- Two major cash generating assets (Sepon and Golden Grove), with a third expected to come on line in 2008 (Prominent Hill). Oxiana had positive cash flow from operations in excess of $800 million for the 2006 calendar year;
- Modest debt levels, with approximately $428 million in interest bearing liabilities as at 31 December 2006; and
- No commodity hedging, which provides direct exposure to buoyant commodity prices.

Oxiana's stronger financial capabilities provide the opportunity to fund the development of the Martabe Project, and to pursue other growth opportunities, without diluting shareholder value.

WHY YOU SHOULD ACCEPT OXIANA'S OFFER

4. ACCESS TO AN EXPERIENCED MANAGEMENT TEAM WITH A STRONG OPERATING AND DEVELOPMENT TRACK RECORD

Oxiana's management team has substantial experience in progressing projects from the feasibility stage through to financing and development and then production. The team has experience in managing large scale projects in Asia and Australia.

Agincourt Shareholders will benefit from the addition of the experience of Oxiana's team to progress the Martabe Project.

5. BE A PART OF A LEADING AUSTRALIAN MINING COMPANY WITH A QUALITY PORTFOLIO OF ASSETS

Agincourt Shareholders will gain access to a portfolio of quality resource assets across a range of commodities and regions.


YUNNAN/SICHUAN, CHINA
JOINT VENTURES
THAILAND
THAI GOLDFIELDS JOINT VENTURE
SEPON, LAOS
GOLD & COPPER OPERATIONS
CAMBODIA
GOLD & COPPER
KALIMANTAN, INDONESIA
QUEENSLAND, AUSTRALIA
EXPLORATION
SA, AUSTRALIA
EXPLORATION
PROMINENT HILL, AUSTRALIA
COPPER AND GOLD MINE DEVELOPMENT
HEADQUARTERS
GOLDEN GROVE, AUSTRALIA
ZINC, COPPER, PRECIOUS METALS OPERATION
Headquarters
Operation
Project
Exploration

Oxiana's portfolio of assets includes:

- Golden Grove – massive sulphide base and precious metals operation in Western Australia;
- Sepon – operating gold and copper mines in Laos;
- Prominent Hill – major copper–gold development project in South Australia; and
- Investments, including:
  - Toro Energy Limited – 24.7% shareholding in a uranium exploration company.
  - Minotaur Exploration Limited – 11.2% interest in a base and precious metals exploration company.
  - Royalco Resources Limited – 17.7% interest in a minerals royalties and exploration company.
  - EMED Mining Public Limited – 13.6% interest in a base and precious metals exploration company.
- Exploration projects and properties in Australia and Asia for which Oxiana has a substantial budget of $74 million in 2007.

In addition to Oxiana's portfolio of assets, you will retain an interest in Agincourt's existing assets.



6. THE OFFER HAS THE UNANIMOUS SUPPORT OF AGINCOURT DIRECTORS

The directors of Agincourt have unanimously recommended that Agincourt Shareholders accept the Offer, in the absence of a superior proposal.

All of Agincourt's directors who hold Agincourt Shares and Agincourt Options have indicated that they will be accepting the Offer in respect of their personal holdings, in the absence of a superior proposal.

7. AGREEMENT REACHED WITH AGINCOURT'S LARGEST SHAREHOLDER

Newmont, which holds 19.9% of Agincourt's Shares, has entered into an Option and Pre-Bid Acceptance Deed with Oxiana to accept the Offer in the absence of a superior proposal.

Details of the deed are disclosed in section 20.5.

8. YOU MAY BE ELIGIBLE FOR TAX ROLLOVER RELIEF

If the Offer is successful, you may be eligible for scrip-for-scrip rollover relief.

Provided the pre-conditions for scrip-for-scrip rollover relief are satisfied, including that Oxiana Agincourt Holdings acquire 80% or more of the Agincourt Shares, Agincourt Shareholders who accept the Offer and who would otherwise derive a capital gain in respect of the exchange of Agincourt Shares for Oxiana Shares should be entitled to choose scrip-for-scrip rollover relief. The effect of choosing scrip-for-scrip rollover relief would be that the capital gain arising from the exchange of the Agincourt Shares with Oxiana Shares would effectively be disregarded for Australian CGT purposes. Refer to Part I for a general summary of Australian tax considerations for Agincourt Shareholders.

9. YOU SHOULD INCUR NO BROKERAGE

By accepting this Offer, you should not incur any brokerage fees. Brokerage fees may otherwise be payable if you choose to sell your Agincourt Shares on the share market.

If your Agincourt Shares are in a CHESS Holding or you hold your Agincourt Shares through a bank, custodian or other nominee, you should ask your Controlling Participant (usually your broker) or the bank, custodian or other nominee whether it will charge any transaction fees or service charges in connection with your acceptance of the Offer. If you are an Ineligible Foreign Shareholder, the proceeds of sale of the Oxiana Shares to which you would become entitled as a consequence of accepting the Offer will be net of sale costs, including brokerage (see section 14.6).

10. YOU MAY BE ELIGIBLE FOR OXIANA'S 2006 FINAL DIVIDEND OF 5 CENTS PER OXIANA SHARE

On 22 February 2007, Oxiana announced a 5 cent dividend per Oxiana Share for the 2006 financial year. If you become a registered holder of Oxiana Shares by the Record Date, as a result of accepting the Offer and the Offer becoming unconditional, you will be entitled to receive this dividend. The Record Date for the Oxiana dividend is 17 April 2007.



CONSEQUENCES OF NOT ACCEPTING

[illegible]

- If Oxiana Agincourt Holdings is successful in gaining acceptances for 90% of Agincourt Shares, and is thus entitled to compulsorily acquire your Agincourt Shares pursuant to the Corporations Act, it intends to exercise that right.
- If Oxiana Agincourt Holdings waives the 90% acceptance condition of its Offer during the Offer Period it could finish the Offer with less than 90% of Agincourt Shares. If by doing so, Oxiana Agincourt Holdings becomes the majority shareholder in Agincourt and Agincourt remains a listed company, the market for your Agincourt Shares may be less liquid. This could make it more difficult to sell your Agincourt Shares later, should you wish to do so.

The closing price of Agincourt Shares on their last trading date prior to the announcement of the Offer was $1.44. Since the announcement of the Offer, Agincourt Shares have traded between $1.75 and $1.88. There is a risk that if the Offer lapses, and no higher offer emerges, that the trading price of Agincourt Shares will not remain at current levels.

Oxiana has agreed to use its balance sheet for Agincourt's benefit with the provision of a $10 million short-term loan facility. If the Offer lapses, this loan will be repayable to Oxiana.

You should consult your broker or financial adviser to ascertain the impact of the risks regarding not accepting the Offer, including those outlined above on the value of your Agincourt Shares.

HOW TO ACCEPT THE OFFER

FOR CHESS HOLDINGS OF AGINCOURT SHARES:

If your Agincourt Shares are on a CHESS Subregister, either contact your Controlling Participant (usually your broker) and instruct them to accept the Offer on your behalf, or complete the enclosed blue Acceptance Form by following the instructions provided on it, and return the **signed** form in the enclosed self addressed envelope or to the address below.

FOR ISSUER SPONSORED HOLDINGS OF AGINCOURT SHARES

If your Agincourt Shares are on Agincourt's issuer sponsored subregister, complete the enclosed pink Acceptance Form by following the instructions provided on it, and return the **signed** form in the enclosed self addressed envelope or to the address below.

Signed Acceptance Forms must be sent to:
Link Market Services Limited
Locked Bag A14
Sydney South
New South Wales
Australia 1235

or delivered to:
Link Market Services Limited
Level 12, 680 George Street
Sydney New South Wales 2000

The Offer closes at 7.00pm (Melbourne time) on [30 March 2007], unless extended by Oxiana Agincourt Holdings. Acceptance Forms must be received before the end of the Offer Period.

For questions regarding your Agincourt Shares, the Offer or how to accept, please refer to the remainder of this Bidder's Statement. If you still require assistance, please contact the Oxiana Offer Information Line on:

For Australian callers:
1800 757 455 (toll-free within Australia)

For International callers:
+61 2 8280 7490

Please note that all calls to these numbers will be recorded, in accordance with the Corporations Act, for the protection of Agincourt Shareholders.

PART A SUMMARY OF THE OFFER



SUMMARY OF THE OFFER

THE FOLLOWING IS ONLY A SUMMARY OF THE OFFER AND IS QUALIFIED BY THE DETAILED INFORMATION CONTAINED IN THE FOLLOWING SECTIONS OF THIS BIDDER'S STATEMENT. YOU SHOULD READ THIS BIDDER'S STATEMENT IN FULL BEFORE DECIDING HOW TO DEAL WITH YOUR AGINCOURT SHARES.

The full terms of the Offer are contained in Part H of this Bidder's Statement.

Who is making the Offer?

Oxiana Agincourt Holdings is the company making the Offer to acquire all of your Agincourt Shares.

What is the Offer consideration?

Oxiana Agincourt Holdings is offering 0.65 Oxiana Shares for every Agincourt Share, on the terms and conditions set out in Part H. This equates to $1.90 per Agincourt Share based on the closing price of Oxiana Shares on 23 February 2007.

Ultimately, the value of the Offer will depend on the Oxiana Share price. To demonstrate, the table below shows the value of the Offer at various Oxiana Share prices.

Oxiana Share Price	Implied Value of Offer per Agincourt Share
$3.20	$2.08
$3.10	$2.02
$3.00	$1.95
$2.90	$1.89
$2.80	$1.82
$2.70	$1.76
$2.60	$1.69

When does the Offer close?

The Offer is scheduled to close at 7.00 pm (Melbourne time) on [30 March 2007]. You should note that the Offer Period can be extended by Oxiana Agincourt Holdings as permitted by the Corporations Act.

What are the conditions of the Offer?

The Offer is for all of your Agincourt Shares and is subject to the conditions set out in section 13 of this Bidder's Statement. These conditions include those summarised below:

- a 90% minimum acceptance condition;
- conditions relating to regulatory approvals;
- conditions relating to third party change of control rights;
- conditions relating to certain material transactions, prescribed occurrences, material adverse changes and the conduct of Agincourt's business; and
- conditions relating to the S&P/ASX 200 Index and the Gold Price Index.

What happens if the conditions of the Offer are not satisfied or waived?

If the conditions of the Offer are not satisfied or waived by the closing date, the Offer will lapse.

How do I accept the Offer?

To accept the Offer you should follow the instructions set out in section 11 and on the enclosed Acceptance Form. To be effective, your acceptance must be received by Oxiana Agincourt Holdings before the closing date.

Can I accept the Offer for part of my holding?

No, you can only accept for all of your holding. Your acceptance of the Offer will be treated as being for all your Agincourt Shares plus any additional Agincourt Shares registered as held by you at the date your acceptance is processed.

If I accept the Offer, when do I receive my Oxiana Shares?

If you accept the Offer in accordance with the instructions contained in the Offer and the Acceptance Form and the Offer becomes unconditional, you will be issued with Oxiana Shares in accordance with section 14.

Can I sell the Oxiana Shares I receive from accepting the Offer on the market?

Yes. You will be able to sell the Oxiana Shares you receive on ASX.

Am I an Ineligible Foreign Shareholder?	An Agincourt Shareholder whose address in the Agincourt Share Register is not in Australia or New Zealand will be an Ineligible Foreign Shareholder for the purpose of this Offer.
What if I am an Ineligible Foreign Shareholder?	Ineligible Foreign Shareholders will not be entitled to receive Oxiana Shares as a result of acceptance of the Offer. Ineligible Foreign Shareholders who accept the Offer will receive a cash amount calculated in accordance with section 14.6 of this Bidder's Statement.
What are the tax consequences of accepting the Offer?	Please consult your financial, tax or other professional adviser on the tax implications of acceptance. However, a general summary of the major tax implications in Australia for Agincourt Shareholders who accept the Offer is set out in Part I.
Do I pay brokerage or stamp duty if I accept the Offer?	You will not pay any stamp duty if you accept the Offer. If your Agincourt Shares are registered in an Issuer Sponsored Holding in your name and you deliver them directly to Oxiana Agincourt Holdings, you will not incur any brokerage in connection with your acceptance of the Offer. If your Agincourt Shares are in a CHESS holding or you hold your Agincourt Shares through a bank, custodian or other nominee, you should ask your Controlling Participant (usually your broker) or the bank, custodian or other nominee whether it will charge any transaction fees or service charges in connection with your acceptance of the Offer. If you are an Ineligible Foreign Shareholder, the proceeds of sale of the Oxiana Shares to which you would become entitled as a consequence of accepting the Offer will be net of sale costs, including brokerage (see section 14.6).
What happens if I do not accept the Offer?	You will remain an Agincourt Shareholder and will not receive the consideration offered by Oxiana Agincourt Holdings. If Oxiana Agincourt Holdings becomes entitled to compulsorily acquire your Agincourt Shares, it intends to do so. If your Agincourt Shares are compulsorily acquired by Oxiana Agincourt Holdings, it will be on the same terms (including the same consideration for each Agincourt Share acquired) as the Offer. However, you will receive the Oxiana Shares later than Agincourt Shareholders who choose to accept the Offer. If Oxiana Agincourt Holdings does not become entitled to compulsorily acquire your Agincourt Shares, you will remain an Agincourt Shareholder.
Where can I get more information?	If you have any questions in relation to the Offer, please call the Offer Information Line on 1800 757 455 (toll-free within Australia) or +61 2 8280 7490 (from outside Australia). Please note that calls to this number will be recorded, as required by the Corporations Act, for the benefit of Agincourt Shareholders.
What will Agincourt Optionholders receive?	Oxiana Agincourt Holdings has made separate offers to holders of Agincourt Options on the following basis:

Agincourt Options	Oxiana Shares offered per Agincourt Option
$1.15 (expiring 30 June 2010)	0.35 Oxiana Shares
$1.30 (expiring 30 June 2009)	0.28 Oxiana Shares
$1.36 (expiring 31 August 2009)	0.26 Oxiana Shares

See section 3.4 for further details.

Am I entitled to Oxiana's 2006 final dividend?	The anticipated Record Date for the Oxiana dividend is 17 April 2007. If you are a registered holder of Oxiana Shares by that date and the offer has been declared unconditional, you will be entitled to receive the dividend.

PART B PROFILE OF OXIANA



PROFILE OF OXIANA

1.1 INTRODUCTION

Oxiana is an international mining and exploration company listed on ASX (code: OXR) with a market capitalisation of approximately A$4.0 billion making it one of Australia's largest mining companies. Oxiana is included in the S&P/ASX100 Index and has its head office located in Melbourne, Australia. Oxiana employs more than 4,500 employees and contractors in operations and offices in Asia and Australia (as at 31 December 2006).

The Oxiana group structure is shown below.


Oxiana
LIMITED
Sepon Mining Operations
Prominent Hill Project
Golden Grove Operation
Exploration Joint Ventures – (refer section 1.3.4)

In addition, Oxiana holds a number of listed investments in smaller resource companies including Minotaur Exploration Limited, Toro Energy Limited, Royalco Resources Limited and EMED Mining Public Limited.

1.2 VISION AND STRATEGY

Oxiana's vision is to become the next major mining company with the aim of:

- Delivering superior returns to all stakeholders; through,
- Efficient exploration, development, acquisition and operation of high quality mineral Resources; whilst,
- Maintaining the highest regard for safety, social responsibility, community development, economic and environmental sustainability.

Oxiana is committed to expanding its resource base through exploration and acquisition in Australia, Asia and the Pacific.

For further information on Oxiana's vision statement and core strategic values, refer to its website: www.oxiana.com.au.

1.3 OPERATIONS AND ASSETS OVERVIEW

Oxiana's principal activities are mining and exploring for gold, copper and zinc. Oxiana owns and operates the Sepon gold and copper mines in Laos, the Golden Grove base and precious metals operation in Western Australia and is developing the Prominent Hill copper–gold mine in South Australia.

A summary of Oxiana's production results for 2006 by commodity is provided in the table below.

Operations	Production	Total Cash Cost
Sepon Gold	173, 524 oz	US$330/oz
Sepon Copper	60,803 t	US73 c/lb
Golden Grove		
– Zinc	138,817 t	US43 c/lb*
– Copper	10,811 t	
– Gold	50,198 oz	
– Silver	3,064,287 oz	

* Total cash costs for Golden Grove are per lb of zinc produced. Gold, silver, copper and lead are treated as credits.

A summary of Oxiana's Reserve and Resource position as at 30 June 2006 is in the tables below.

Total Oxiana Group Reserves (Contained Metal)

	Gold (Moz)	Silver (Moz)	Copper (Mt)	Zinc (Mt)	Lead (Mt)
Sepon Gold	0.27	1.33			
Sepon Copper			0.77		
Golden Grove	0.33	16.82	0.19	0.65	0.07
Prominent Hill	1.30	7.13	0.89		
Total Reserves	**1.89**	**25.29**	**1.85**	**0.65**	**0.07**

Total Oxiana Group Resources (Contained Metal)

	Gold (Moz)	Silver (Moz)	Copper (Mt)	Zinc (Mt)	Lead (Mt)
Sepon Gold	3.3	16.2			
Sepon Copper	0.5	26.9	1.7		
Golden Grove Operations	0.8	41.3	0.6	1.3	0.1
Prominent Hill	2.6	11.7	1.5		
Total Resources	**7.2**	**96.1**	**3.7**	**1.3**	**0.1**

In all Resources and Reserves Tables, significant figures do not imply precision. Figures are rounded according to JORC guidelines.

More detailed Ore Reserves and Mineral Resources of Oxiana as at 30 June 2006 are provided in section 1.3.5.

Oxiana is also undertaking exploration in Laos, Thailand, China, Cambodia, Indonesia and Australia. During 2006, Oxiana tested 58 prospects with around 192,000 metres of drilling. Oxiana's exploration budget for 2007 is $74 million for Resource development on existing operations and projects and on broader exploration in Australia and Asia.

Further information in relation to the above operations and assets is provided below and can also be found in Oxiana's reports and announcements released to ASX.

1.3.1 SEPON OPERATIONS

Oxiana's 100% owned Sepon copper–gold operation is located in Savannakhet Province of the Lao People's Democratic Republic (PDR). Sepon operates under a Mineral Exploration and Production Agreement ("MEPA") with the Government of Laos, which covers an area of 1,247 square kilometres in Southern Laos.

The MEPA grants Oxiana an exclusive right to explore for, develop and operate within the MEPA area for 30 years starting from 1993 with the option, exercisable by Oxiana, for two further extensions of 10 years each. Under the MEPA, the Government of Laos has the right to acquire up to 10% of the project, at a price based on historical expenditures within the MEPA area. This is expected to take effect in early 2007.

SEPON GOLD OPERATION

The Sepon gold operation involves open-pit oxide gold mining and processing through a conventional carbon-in-leach (CIL) treatment plant capable of milling up to 3 Mtpa of ore. Since its commissioning in December 2002, the Sepon gold operation has produced almost 700,000 ounces of gold.

Several separate gold deposits have been discovered within the MEPA and exploration in the district continues to discover additional gold mineralisation. The principal gold deposits are sediment hosted and have affinities with the Carlin Trend gold deposits in Nevada, USA. In addition, deeper primary gold deposits are located adjacent to and below the oxide deposits and a study into the feasibility of primary gold processing and extraction is underway (see below).

In 2006, the Sepon gold operation produced 173,524 ounces of gold at a cash cost of US$330 per ounce. Production in 2007 will be reduced to around 100,000 ounces in line with a plan to convert production from the oxide deposits to the deeper sulphide Resources. Total cash costs are expected to increase in line with lower expected production and increased industry costs.

In the short term, the present Reserves are planned to be developed at a rate that will enable the phasing in of the planned primary gold output (see below).

EXPLORATION

During 2006, an Indicated and Inferred Resource was estimated for the Pha Vat North oxide deposit (216,000 ounces or 5.3 Mt @ 1.27 g/t (0.5 g/t cutoff)).

A major program on exploration and development drilling for further oxide gold is being undertaken and is expected to result in additional Resources and Reserves. Systematic exploration continues to advance a number of gold prospects across the Sepon mineral district including Pha Vat North, Vang Nang East, Houay Yeng, Dankoy and Pha Vat West.

PRIMARY GOLD FEASIBILITY STUDY

Significant deposits of primary or sulphide type mineralisation exist adjacent to and below the oxide deposits. Pilot plant testwork indicates that a processing route involving pressure oxidation of flotation concentrates, ahead of treatment through the conventional CIL circuit, is the preferred treatment option.

Work on a primary gold processing plant feasibility study is underway. Modelling is being developed to enable identification of the optimum processing route. It is anticipated this will be a source of increased gold production by 2009.

SEPON COPPER OPERATION

The Sepon copper operation produces copper cathode from the Khanong deposit, a near-surface high-grade orebody consisting of chalcocite and oxide copper ores. The ore is treated in a 1.3 Mtpa processing plant. The milling, leaching, solvent extraction and electrowinning process plant has a nameplate capacity of 60,000 tpa of copper cathode.

Mining of the Khanong copper deposit commenced at the end of 2004 and the first copper cathode was produced in March 2005, two weeks ahead of schedule. The plant achieved full design capacity by the end of 2005. The mine has a program in place to achieve LME Grade A certification of copper cathode by the end of 2007.

In 2006, Sepon produced 60,803 tonnes of copper cathode, which was on budget for the full year. Mine and plant performance has continued to meet expectations. In 2007, Sepon is budgeted to again exceed production of 60,000 tonnes of copper cathode.

The total cash cost in 2006 was US 73 cents per pound of copper, which is in the second quartile of world cash costs of production. This is expected to continue in 2007.

EXPLORATION

In 2006, 15,545 metres of infill drilling was completed at the Thengkham North copper deposit to increase resource confidence. This program is ongoing and due for completion in the first quarter of 2007. Mineralisation at Thengkham North is shallow, predominately of supergene origin and consists of copper carbonates, copper oxides and chalcocite. This infill drill program has shown the geometry, grade and thickness of the ore body to be broadly in line with those modelled previously. Significant intercepts included 30m @ 9.1% Cu, 62m @ 6.2% Cu and 27m @ 12.7% Cu. Deposit modelling and mine planning is due to commence in the second quarter of 2007.

Several significant oxide gold results have also been recorded including 6m @ 6.5 g/t Au, 18.5m @ 1.06 g/t Au and 13m @ 1.67 g/t Au and the potential for a separate gold Resource is being assessed.

A similar infill drilling program to increase Resource confidence has recently commenced at Thengkham South. Regional drilling is also being undertaken to test a number of other high potential copper prospects within the Sepon mineral district.

COPPER PLANT EXPANSION STUDY

The additional copper Resources defined at Thengkham together with the Khanong Resource underpin a proposed expansion of the Sepon copper plant. Studies have commenced on metallurgical response, flowsheet configuration, project capacity, environmental and social impact considerations for processing the Thengkham ores. This testing will include confirmation of the suitability of the existing Sepon copper process route for treating the Thengkham ores.

1.3.2 GOLDEN GROVE OPERATION

Golden Grove is a massive sulphide base and precious metals operation, located approximately 450 kilometres north-east of Perth and 280 kilometres east of Geraldton in Western Australia. Golden Grove consists of the Scuddles and Gossan Hill zinc and copper underground mines and the Scuddles concentrator.

Operations at Golden Grove commenced in 1990 with the development of the Scuddles underground mine. The Gossan Hill mine, located 4 kilometres to the south-east of the Scuddles mine and plant, was developed in 1998 and parallel mining of both deposits continued until mid 2005 when mining at Scuddles ceased. The Gossan Hill deposits, which are currently being mined, contain zinc and copper, massive sulphide mineralisation and also contain associated silver, gold and lead mineralisation. The mining method at Golden Grove is sublevel open-stoping.

Oxiana acquired Golden Grove from Newmont for A$265 million in July 2005. Operational performance in the first eighteen months of Oxiana's ownership has achieved significant improvements in performance. Production of most metals increased in 2006 – zinc (+ 90%), gold (+ 81%), silver (+ 41%) and lead (+ 81%). Copper production declined (– 53%) due to a planned switch to mining more high grade zinc ores. Increased overall mined tonnage (+ 10%) and milled tonnage (+ 6.7%) combined with higher mill head grades resulted in the improved performance. Continued focus on zinc mining and treatment is planned for 2007 to take advantage of higher zinc prices and increased world zinc demand.

EXPLORATION

Oxiana considers there is significant potential to add to the existing Resource base at Golden Grove. Volcanic Hosted Massive Sulphide, or VHMS deposits, like those found at Golden Grove, commonly occur in clusters. The distribution of orebodies already discovered at Golden Grove, along with some encouraging results suggest that the potential for further Resources is high.

A sizeable exploration program was conducted in 2006 focusing on the immediate mine environs, searching for extensions to the Gossan Hill and Scuddles orebodies and exploring for new mineralisation between these deposits. Several major new drill intercepts were encountered which indicate that the sulphide system continues at depth and potential exists for additional new zinc and copper Resources in stacked repetitions at both Scuddles and Gossan Hill.

FUTURE PLANS

Oxiana will restart mining at Scuddles in early 2007 with work also planned to access extensions of the Scuddles orebody. Work to date indicates that the system may replicate at depth with the potential to extend mine life.

At Gossan Hill, a near surface gold and copper resource overlies the zinc and copper sulphide underground deposits. Plans to mine this as an open pit are being developed. Should it proceed, this open pit will also allow mining of high grade zinc and copper zones currently not able to be mined by underground methods.

1.3.3 PROMINENT HILL

The Prominent Hill copper–gold project is located in the Gawler Craton of South Australia, approximately 130 kilometres north-west of BHP Billiton's Olympic Dam operation. The Prominent Hill deposit was discovered in 2001 by Minotaur Resources Limited. In 2003, Oxiana entered into a staged earn-in with Minotaur and acquired 100% of the project in 2005.

In August 2006, Oxiana approved development of the Prominent Hill copper–gold mine. Key project parameters are summarised in the table below.

Open pit:	Ore mined at 8 Mtpa with strip ratio of 6.1 to 1
Processing:	Conventional crushing, grinding and flotation 8 Mtpa throughput at average head grade of 1.24% Cu and 0.58 g/t Au, 3.07 g/t Ag Average recovery 86% Cu, 77% Au
Concentrate Production:	Average 187,000 tpa (dry), peaking at 230,000 tpa in 2009
Metal in concentrate:	104,000 tpa Cu in first 4 full years 71,000 tpa Cu over next 6 years 115,000 oz Au pa over life of mine
Mine life:	Initial mine life of 10 years
Pre-production capital:	A$775 million
Mine development:	Initial ore production first quarter 2008 First commercial production in second half 2008
Markets:	Copper and gold concentrates to smelters in Asia and Australia

As at end December 2006, development of the open pit was on schedule and budget. The open pit was at 20 metres depth and stockpiling of material for the tailings storage facility had commenced. Detailed engineering and design of the process plant and infrastructure is progressing to schedule.

EXPLORATION

The main iron oxide breccia hosted copper–gold mineralisation at Prominent Hill remains open at depth below the planned open pit, at depth to the west and along its entire vertical extent to the south-east. Drilling is ongoing to explore these extensions. The gold only zones to the east and the west of the deposit also remain to be fully defined. Studies for a potential future underground mine have commenced.

Potential for additional iron oxide copper gold (IOCG) discoveries within Oxiana's 4,175 square kilometre tenement package is considered high. Additional detailed gravity and airborne magnetic geophysical surveys have been collected to complement existing data and provide high quality coverage over all prospective areas surrounding the Prominent Hill deposit. This data has been compiled and is being progressively interpreted and assessed to encompass recent advances in understanding the geological controls at Prominent Hill and other IOCG prospects. A number of high quality IOCG targets including both copper–gold and gold-only mineralisation styles in a variety of different geological settings have been defined.

1.3.4 REGIONAL EXPLORATION

LAOS

Oxiana's primary focus within Laos is the Sepon mineral district, a highly mineralised 400 square kilometre area which encompasses the present Sepon gold and copper mines. This district lies central to the broader 1,247 square kilometre area covered by the Sepon MEPA (see above for further information).

Oxiana–Anglogold Ashanti Exploration Alliance (Oxiana 50%)

Oxiana has an exploration alliance with AngloGold Ashanti to broaden its gold exploration coverage throughout Laos excluding the area held by Oxiana under the Sepon MEPA. This alliance combines AngloGold Ashanti's technical expertise with Oxiana's in depth country knowledge and operating experience.

In 2006 regional reconnaissance stream sediment sampling, rock chip sampling and geological mapping programs were completed in various parts of northern Laos under the alliance. In late 2006, a technical review of the Truongson fold belt, which hosts the Sepon and Phu Bia copper–gold deposits (operated by Pan Australian Mining Limited) identified a number of prospective areas and systematic exploration of these areas has commenced.

THAILAND

Thai Goldfields Alliance (Oxiana earning 75%)

The Thai Goldfields Exploration Alliance with Thai Goldfields NL is a generative alliance for gold and base metal exploration in Thailand. Oxiana can earn up to 75% in any projects generated and joint ventured by sole funding the first A$4.75 million of expenditure and a further 5% by sole funding through to a decision to mine. Two joint ventures have been established to date in relation to prospects in the Chatree District of north-central Thailand and the Palitapan project in south-eastern Thailand.

Diamond and RC drilling has commenced at the LD prospect in the Chatree area, testing for extensions to the previously identified epithermal vein system. Several holes have encountered intervals of stock work quartz veining and results received to date have been encouraging with better intercepts including 5.5m @ 27.2 g/t Au, 8.9m @ 10.2 g/t Au and 9m @ 8.4 g/t Au. Drilling is continuing on this prospect and an aircore program has commenced across the southern part of the tenement to delineate additional target areas.

Drilling has also recently commenced testing the Wang Yai prospect approximately 10 kilometres to the north-east of LD.

CHINA

Oxiana commenced exploration in China in 2004 focusing on the south-western Chinese provinces of Yunnan and Sichuan where highly prospective geology hosting many small scale gold, copper and base metals deposits and occurrences is contiguous with that of Laos and Thailand. Oxiana is seeking large scale mineral deposits in three principal joint ventures with Chinese partners – Yunnan Jin Long Minerals Cooperative Joint Venture (Oxiana earning up to 85%), Sichuan Yangtze Minerals Joint Venture (Oxiana earning up to 85%) and Rexing Joint Venture (Oxiana earning up to 80%). A number of additional joint venture opportunities and exploration initiatives are also being progressed. Oxiana's activities are based from a regional exploration office in Kunming, Yunnan Province.

CAMBODIA

Oxiana commenced exploration in Cambodia in 2006 and a country wide assessment for gold and base metals is continuing. An initial joint venture has been secured (see below) and an exploration office has been established in Phnom Penh.

Shin Ha Joint Venture (Oxiana 80%)

A drilling program has made good progress during 2006. Recent drilling has returned several high grade gold intersections including, 6m @ 5.7 g/t, 4m @ 10.4 g/t and 33m @ 9.9 g/t. Significant mineralisation exists over a 400m strike length which continues to be tested for extensions. Surface mapping, geochemical sampling and geophysics have also highlighted additional targets in the area.

INDONESIA

Kalimantan Gold Option to Joint Venture (Oxiana earning 66.67%)

During 2006, Oxiana entered into an option to joint venture a project on the Indonesian island of Kalimantan, with Kalimantan Gold Corporation, a Canadian TSX and London AIM listed exploration company. Data compilation is well advanced and a technical review to target drilling on a number of porphyry copper–gold targets is ongoing. Drilling is scheduled to commence in the first quarter of 2007.

AUSTRALIA

Oxiana–Minotaur Alliance (Oxiana earning up to 75%)

Oxiana and Minotaur Exploration Limited are parties to an exploration alliance to explore for copper–gold deposits throughout various geological domains in South Australia and other Australian States. The Alliance covers grass-roots project generation and exploration under a joint funding arrangement and from which identified prospects are offered to Oxiana for sole funding and further earn-in. Oxiana may earn from 51% up to 75% by sole funding between A$1 million to A$5 million of exploration expenditure or further funding all expenditure obligations through to a decision to mine.

During 2006 a number of targets were identified for drilling in the Mt Isa block in Queensland and the Gawler Craton in South Australia. At the Nakaru project 40 kilometres North of Cloncurry, Oxiana is sole funding Minotaur's earn-in expenditure under their joint venture with BHP Billiton. Results from three diamond holes have intersected strong sulphide veining and alteration with anomalous copper content. Further follow-up work is planned.

On the Bulgunnia project, 40 kilometres east of Tarcoola, assay results from a drill hole at No.17 bore included 44m @ 0.21% Cu and 0.53% Zn from 16 metres downhole. This hole is on the eastern margin of a one kilometre long magnetic anomaly and further testing is planned.

A suite of additional IOCG targets have been identified across the Gawler Craton ready for drill testing in 2007.

Strategic Minerals Corporation NL – Woolgar Joint Venture (Oxiana earning up to 70%)

In early 2006 Oxiana entered a staged farm-in and joint venture agreement with Strategic Minerals Corporation NL over its Woolgar gold project in Central North Queensland. The terms of the agreement provide for Oxiana to earn up to 70% in the joint venture by funding the project through to completion of a bankable feasibility study. Exploration to date has identified potential for around 450,000 ounces in the Woolgar epithermal field. Oxiana is targeting significant expansions of this potential through exploration near existing prospects and in the surrounding area.

The initial drill program at Woolgar has been completed with drilling up to 100 metres below previous testing providing encouraging results. Results from one of the recently drilled diamond holes include 7m @ 5 g/t Au, and 9.4m @ 5.2 g/t Au and four wide-spaced holes further south confirmed continuation of the prospective Woolgar fault zone. A recent geophysical survey will be used to assist targeting for the next phase of drilling.

Queensland Gold & Minerals Ltd – Warroo Joint Venture (Oxiana earning up to 80%)

In early 2006 Oxiana entered into a joint venture agreement with Queensland Gold & Minerals Ltd (QGM) on their Warroo project in South East Queensland. Under the terms of the agreement, Oxiana is required to spend a minimum of A$0.5 million during 2006 and up to A$4 million over the following four years to earn up to an 80% interest in the property.

The Warroo project is located in the Texas region, 250 kilometres west of Brisbane. Limited previous exploration has highlighted potential for intrusive related gold systems in the area and Oxiana has been progressing systematic surface exploration including geophysics throughout 2006 to identify drill targets. Rock chips of up to 30 g/t Au have been collected to the south-west of the old Waroo mine associated with a strong geophysical response. Drilling will commence testing these and other targets in early 2007.

1.3.5 RESERVES AND RESOURCES

Oxiana's detailed Ore Reserves and Mineral Resources Statements as at 30 June 2006 are shown on the following pages. For more information refer to the Oxiana Resources and Reserves Statement as at 30 June 2006, released to ASX on 26 February 2007.

ORE RESERVES STATEMENT AS AT 30 JUNE 2006

SEPON ORE RESERVES

Gold and Copper Ore Reserves	Proved Reserves				Probable Reserves				Contained Metal		
	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Gold ('000 ounces)	Silver ('000 ounces)	Copper ('000 tonnes)
Sepon Gold Deposits	2.55	2.02	11.2		1.08	1.84	8.4		230	1,213	
Gold stockpiles	0.94	1.23	4.0						37	120	
Khanong Copper Deposit	11.00			4.68	3.80			6.11	–	–	747
Copper stockpiles	0.80			2.34							19
Total Ore Reserves									**267**	**1,333**	**766**

The information in this report which relates to Ore Reserves is based on and accurately reflects reports prepared by Mr Tony Macfarlane. Mr Macfarlane qualifies as a 'Competent Person' under the JORC Code for Reporting of Mineral Resources and Ore Reserves. Mr Macfarlane is an employee of Oxiana's subsidiary Lane Xang Minerals Limited and has given his consent to the inclusion of material in the form and context in which it appears. Details of Ore Reserves and Mineral Resources are documented in the Oxiana Limited Resource and Reserves Statement at 30 June 2006 (Oxiana Limited ASX Release 26/02/07).

GOLDEN GROVE ORE RESERVES

Gold and Copper Ore Reserves	Proved Reserves						Probable Reserves						Contained Metal				
	Tonnes (Mt)	Zinc Grade (% Zn)	Copper Grade (% Cu)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Lead Grade (% Pb)	Tonnes (Mt)	Zinc Grade (% Zn)	Copper Grade (% Cu)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Lead Grade (% Pb)	Zinc ('000 tonnes)	Copper ('000 tonnes)	Gold ('000 ounces)	Silver ('000 ounces)	Lead ('000 tonnes)
Primary Zinc	2.89	13.58	0.31	1.93	99.5	1.38	1.60	15.25	0.30	1.88	102.2	1.88	637	14	276	14,505	70
Primary Copper	3.87	0.20	3.80	0.38	14.3	–	0.98	0.20	2.93	0.21	17.3	–	9.7	176	53	2,319	–
Total Ore Reserves													**646**	**190**	**329**	**16,823**	**70**

The information in this report which relates to Ore Reserves is based on and accurately reflects reports prepared by Mr Nick Mosenthal and Mr Peter Balka. Mr Mosenthal and Mr Balka qualify as 'Competent Persons' under the JORC Code for Reporting of Mineral Resources and Ore Reserves. Mr Mosenthal and Mr Balka are employees of Oxiana Limited and have given their consent to the inclusion of material in the form and context in which it appears. Details of Ore Reserves and Mineral Resources are documented in the Oxiana Limited Resource and Reserves Statement at 30 June 2006 (Oxiana Limited ASX Release 26/02/07).

PROMINENT HILL ORE RESERVES

Gold and Copper Ore Reserves	Proved Reserves				Probable Reserves				Contained Metal		
	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Gold ('000 ounces)	Silver ('000 ounces)	Copper ('000 tonnes)
Total Ore Reserves	**35.20**	**0.51**	**4.1**	**1.71**	**33.00**	**0.67**	**2.4**	**0.88**	**1,297**	**7,132**	**892**

The information in this report which relates to Ore Reserves is based on and accurately reflects reports prepared by Mr Peter Balka and Mr Andrew Hall. Mr Balka and Mr Hall qualify as 'Competent Persons' under the JORC Code for Reporting of Mineral Resources and Ore Reserves. Mr Balka is an employee of Oxiana Limited and Mr Hall is an employee of AMC Consultants Pty Ltd. Both have given their consent to the inclusion of material in the form and context in which it appears. Details of Ore Reserves and Mineral Resources are documented in the Oxiana Limited Resource and Reserves Statement at 30 June 2006 (Oxiana Limited ASX Release 26/02/07).

TOTAL OXIANA GROUP RESERVES (Contained Metal)

	Gold (Moz)	Silver (Moz)	Copper (Mt)	Zinc (Mt)	Lead (Mt)
Sepon Gold	0.27	1.33			
Sepon Copper			0.77		
Golden Grove	0.33	16.82	0.19	0.65	0.07
Prominent Hill	1.30	7.13	0.89		
Total Reserves	**1.89**	**25.29**	**1.85**	**0.65**	**0.07**

In all Resources and Reserves Tables, significant figures do not imply precision. Figures are rounded according to JORC guidelines.

MINERAL RESOURCES STATEMENT AS AT 30 JUNE 2006

SEPON MINERAL RESOURCES

GOLD (0.5 g/t cut-off grade)	Measured Resource				Indicated Resource				Inferred Resource				Contained Metal		
COPPER (0.5% cut-off grade)	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Gold ('000 ounces)	Silver ('000 ounces)	Copper ('000 ounces)
Sepon Gold															
Sepon Gold Deposits[1] Oxide & Partial Oxide*	4.6	1.98	11.1	–	5.7	1.61	10.1	–	7.3	1.12	5.4	–	860	4,795	–
Khanong Deposit[2] Oxide & Partial Oxide*	2.9	1.04	3.1	–	0.9	0.83	3.8	–	0.4	0.71	3.3	–	131	440	–
Thengkham North[2] Oxide & Partial Oxide*	–	–	–	–	–	–	–	–	0.6	0.69	4.1	–	12	73	–
Thengkham South[3] Oxide & Partial Oxide*	–	–	–	–	–	–	–	–	2.7	0.71	4.1	–	62	352	–
Stockpiles[4] Oxide & Partial Oxide*	1.6	1.24	4.0	–	–	–	–	–	–	–	–	–	62	200	–
Total Oxide & Partial Oxide Gold	**9.1**	**1.55**	**7.3**	**–**	**6.6**	**1.50**	**9.3**	**–**	**10.9**	**0.98**	**4.9**	**–**	**1,127**	**5,859**	**–**
Sepon Gold Deposits[1] Primary	–	–	–	–	17.7	2.10	10.6	–	19.5	1.41	6.6	–	2,122	10,139	–
Thengkham South[3] Primary	–	–	–	–	–	–	–	–	1.3	0.79	4.1	–	33	169	–
Stockpiles – Primary[4]	0.2	2.76	7.7	–	–	–	–	–	–	–	–	–	17	48	–
Total Primary	**0.2**	**2.76**	**7.7**	**–**	**17.7**	**2.10**	**10.6**	**–**	**20.8**	**1.37**	**6.5**	**–**	**2,173**	**10,356**	**–**
Total – Oxide, Partial Oxide & Primary Gold	**9.3**	**1.58**	**7.3**	**–**	**24.3**	**1.94**	**10.2**	**–**	**31.7**	**1.24**	**6.0**	**–**	**3,300**	**16,215**	**–**

MINERAL RESOURCES STATEMENT AS AT 30 JUNE 2006 continued

SEPON MINERAL RESOURCES continued

GOLD (0.5g/t cut-off grade)	Measured Resource				Indicated Resource				Inferred Resource				Contained Metal		
COPPER (0.5% cut-off grade)	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Gold ('000 ounces)	Silver ('000 ounces)	Copper ('000 ounces)
Sepon Copper															
Khanong[2] Supergene	18.8	0.21	19.9	3.24	5.9	0.22	19.3	4.29	5.2	0.27	12.23	3.15	213	17,731	1,026
Thengkham North[2] Supergene	–	–	–	–	–	–	–	–	9.1	0.45	11.8	1.75	130	3,441	159
Thengkham South[3] Supergene	–	–	–	–	–	–	–	–	15.2	0.13	4.4	1.32	64	2,173	201
Copper stockpiles[4]	1.3	–	–	1.94	–	–	–	–	–	–	–	–	–	–	26
Total Supergene Copper	**20.1**	**0.19**	**18.6**	**3.16**	**5.9**	**0.22**	**19.3**	**4.29**	**29.5**	**0.25**	**8.1**	**1.77**	**407**	**23,345**	**1,411**
Khanong[3] Primary	1.6	0.21	7.2	1.80	1.1	0.24	6.9	1.55	7.3	0.06	5.8	1.17	33	1,954	130
Thengkham North[2] Primary	–	–	–	–	–	–	–	–	1.1	0.42	5.3	0.71	15	188	8
Thengkham South[3] Primary	–	–	–	–	–	–	–	–	10.1	0.13	4.4	1.25	43	1,423	126
Total Primary Copper	**1.6**	**0.21**	**7.2**	**1.80**	**1.1**	**0.24**	**6.9**	**1.55**	**18.5**	**0.12**	**5.0**	**1.19**	**91**	**3,564**	**264**
Total – Supergene plus Primary Copper	**21.7**	**0.20**	**17.8**	**3.06**	**7.0**	**0.23**	**17.4**	**3.87**	**48.0**	**0.20**	**6.9**	**1.55**	**498**	**26,910**	**1,675**
Total Resources													**3,798**	**43,125**	**1,675**

*Total Oxide and Partial Oxide Resources. Refer to 30 June 2006 Resource and Reserve Statement for details (Oxiana Limited ASX Release 26/02/2007).

Competent Persons:
1 Paul Quigley, Michael Stewart, Duncan Hackman and Chris Gerteisen
2 Duncan Hackman
3 Arnold Van der Heyden
4 Paul Quigley and George Maclarlane

The information in this report which relates to Mineral Resources is based on and accurately reflects reports prepared by the persons named above. All of the persons listed are Members of the Australasian Institute of Mining and Metallurgy or the Australian Institute of Geoscientists and have the necessary experience relevant to the style of mineralisation, the type of deposit and the activity undertaken to qualify as a 'Competent Person' under the JORC Code for Reporting of Mineral Resources and Ore Reserves (2004 Edition). Each of the Competent Persons has given their consent to the inclusion of the material in the form and context in which it appears. Mr Quigley, Mr Gerteisen and Mr Macfarlane are employees of Lane Xang Minerals Limited a subsidiary Company of Oxiana Limited. Mr Hackman is the principal of resource consultants, Hackman and Associates Pty Ltd. Mr Van der Heyden is an employee of resource consultants Hellman and Schofield Pty Ltd. Mr Stewart is an employee of resource consultants Quantitative Group Pty Ltd.

The Measured and Indicated Minerals Resources tabled above are inclusive of those Mineral Resources modified to produce the Ore Reserves. Details of Ore Reserves and Mineral Resources are documented in the Oxiana Limited Resources and Reserves Statement at 30 June 2006 (ASX Release 26/02/2007).

GOLDEN GROVE MINERAL RESOURCES

ZINC, COPPER & GOLD RESOURCES	Measured + Indicated Mineral Resource**						Inferred Mineral Resource						Contained Metal				
Cut-off grade for the primary zinc & copper Resources approximates the site mining and processing break-even costs, expressed as a Dollar Value (A$70 per tonne ore)	Tonnes (Mt)	Zinc Grade (% Zn)	Copper Grade (% Cu)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Lead Grade (% Pb)	Tonnes (Mt)	Zinc Grade (% Zn)	Copper Grade (% Cu)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Lead Grade (% Pb)	Zinc ('000 tonnes)	Copper ('000 tonnes)	Gold ('000 ounces)	Silver ('000 ounces)	Lead ('000 tonnes)
Gossan Hill/Scuddles Zinc																	
Gossan Hill Primary Zinc[1]	4.9	15.7	0.3	2.04	109.2	1.7	2.5	12.5	0.3	1.40	102.0	1.6	1,089	24	436	25,539	126
Scuddles Primary Zinc[1]	1.1	12.0	0.6	1.07	90.9	1.0	0.5	9.4	0.5	1.00	69.0	0.8	174	9	52	4,213	14
Total Zinc	**6.0**	**15.0**	**0.4**	**1.86**	**105.9**	**1.6**	**3.0**	**12.0**	**0.3**	**1.34**	**97.0**	**1.5**	**1,264**	**33**	**488**	**29,752**	**141**
Gossan Hill/Scuddles Copper																	
Gossan Hill Primary Copper[1]	9.1	0.2	3.4	0.42	17.0	0.0	1.9	0.4	2.6	0.70	23.0	0.1	–	352.7	165	6,320	–
Scuddles Primary Copper[1]	3.6	0.4	3.0	0.34	12.6	0.0	0.6	0.3	2.8	0.20	9.0	0.0	–	124	44	1,638	–
Gossan Hill Oxide Copper[2A^]	4	–	2	–	–	–	–	–	–	–	–	–	–	77	–	–	–
Total Primary & Oxide Copper	**16.8**	**0.2**	**2.9**	**0.30**	**11.9**	**0.0**	**2.5**	**0.4**	**2.6**	**0.58**	**19.6**	**0.1**	**–**	**553**	**209**	**7,958**	**–**
Golden Grove Gold																	
Gossan Hill Oxide Gold[3B~]	1.0	–	–	3.1	94	–	0.1	–	–	4.3	197	–	–	–	113	3,586	–
Total Primary & Oxide Gold	**1.0**	**–**	**–**	**3.1**	**94**	**–**	**0.1**	**–**	**–**	**4.3**	**197**	**–**	**–**	**–**	**113**	**3,586**	**–**
Total Resources													**1,264**	**587**	**811**	**41,296**	**141**

A 0.5% cut-off grade, B 1.0g/t Au cut-off grade

** Total Measured plus Indicated Resources. Refer to Oxiana Limited Resources and Reserves Statement at 30 June 2006 for details (Oxiana Limited ASX Release 26/02/2007).
^ Indicated Mineral Resources only. Estimated 1997
~ Indicated and Inferred Mineral Resources only. Estimated 2003

2006 Primary Gold Resources are included with the Primary Copper Resources. Zn and Pb not recovered from the Primary Copper Mineralisation.

Competent Persons:
1 Elizabeth Florkiewicz
2 Paul Blackney
3 Robert Singer

The information in this report which relates to Mineral Resources is based on and accurately reflects reports prepared by the persons named above. All of the persons listed are Members of the Australasian Institute of Mining and Metallurgy or the Australian Institute of Geoscientists and have the necessary experience relevant to the style of mineralisation, the type of deposit and the activity undertaken to qualify as a 'Competent Person' under the JORC Code for Reporting of Mineral Resources and Ore Reserves (2004 Edition). Each of the Competent Persons has given their consent to the inclusion of the material in the form and context in which it appears. Ms Elizabeth Florkewicz is an employee of Oxiana Limited. Mr Blackney is an employee of Snowden Mining Industry Consultants Pty. Ltd. Mr Singer is a former employee of Newmont Golden Grove Operations Pty. Ltd.

The Measured and Indicated Minerals Resources tabled above are inclusive of those Mineral Resources modified to produce the Ore Reserves. Details of Ore Reserves and Mineral Resources are documented in the Oxiana Limited Resources and Reserves Statement at 30 June 2006 (Oxiana Limited ASX Release 23/02/07)

PROMINENT HILL MINERAL RESOURCES

GOLD (0.5 g/t cut-off grade)	Measured Resource				Indicated Resource				Inferred Resource				Contained Metal		
COPPER (0.5% cut-off grade)	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Gold ('000 ounces)	Silver ('000 ounces)	Copper ('000 tonnes)
Prominent Hill															
Copper Mineralisation[1]	39.4	0.52	4.2	1.78	28.7	0.48	2.9	1.33	33.9	0.53	2.4	1.17	1,680	10,650	1,480
Gold Only Mineralisation[1]	0.2	0.63	2.4	–	8.6	1.53	1.5	–	13.8	1.06	1.4	–	896	1,028	–
Total Resources													**2,576**	**11,677**	**1,480**

Competent Persons:
1 Duncan Hackman & Stephen Godfrey

The information in this report which relates to Mineral Resources is based on and accurately reflects reports prepared by the persons named above. All of the persons listed are Members of the Australasian Institute of Mining and Metallurgy or the Australian Institute of Geoscientists and have the necessary experience relevant to the style of mineralisation, the type of deposit and the activity undertaken to qualify as a 'Competent Person' under the JORC Code for Reporting of Mineral Resources and Ore Reserves (2004 Edition). Each of the Competent Person has given their consent to the inclusion of the material in the form and context in which it appears. Mr. Duncan Hackman is the principal of resource consultants, Hackman and Associates Pty Ltd. Mr. Stephen Godfrey is an employee of consultants, Golder Associates Pty Ltd.

Details of Mineral Resources are documented in a Oxiana Limited Prominent Hill Resource Statement (Oxiana Limited ASX Release 19/07/2005).

TOTAL OXIANA GROUP RESOURCES (Contained Metal)

	Gold (Moz)	Silver (Moz)	Copper (Mt)	Zinc (Mt)	Lead (Mt)
Sepon Gold	3.3	16.2			
Sepon Copper	0.5	26.9	1.7		
Golden Grove Operations	0.8	41.3	0.6	1.3	0.1
Prominent Hill	2.6	11.7	1.5		
Total Resources	**7.2**	**96.1**	**3.7**	**1.3**	**0.1**

Significant figures do not imply precision. Figures are rounded according to JORC Code guidelines.

1.4 BOARD AND SENIOR MANAGEMENT

1.4.1 DIRECTORS

Barry L Cusack BE(Hons), MEngSci(Hons), FTSE, FAusIMM, FAIM, MAICD – Chairman
Mr Cusack is the retired Managing Director of Rio Tinto Australia (1997–2001). He was previously chairman of Bougainville Copper Limited (1997–2003). Mr Cusack is also a member of the board of the Global Foundation and Future Directions International and during 2006 was appointed Chairman of Australia's Department of Defence Business Improvement Board. Mr Cusack also held the position of Chairman of Coal and Allied Limited (1997–2001) and of ERA Limited (2000–2002) and is a past president of the Minerals Council of Australia (2001–2003). Mr Cusack is an Honorary Life Member of the Chamber of Minerals and Energy of Western Australia Inc. He is also a Non-Executive Director of Smorgon Steel Group Limited (since 2002) and MacMahon Holdings Limited (since 2002).

Owen L Hegarty BEc(Hons), FAusIMM – Managing Director
Mr Hegarty has over 35 years direct experience in the mining industry including 24 years with the Rio Tinto Group, where from 1988 to1993 he was Managing Director of Rio Tinto's copper and gold mining and smelting business unit. Mr Hegarty became Managing Director of Oxiana Limited in 1995. He is a Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM). Mr Hegarty was awarded the 2005 AusIMM Institute Medal for his leadership and achievements in the mining industry. Mr Hegarty is a non-executive director of Toro Energy Limited (since 2005) and Range River Gold Limited (since 1994).

Ronald H Beevor B.A. (Honours) – Non-Executive Director
Mr Beevor is a former investment banker and was Head of Investment Banking at NM Rothschild & Sons (Australia) Limited between 1997 and 2002. He has had an extensive involvement with the natural resources industry, both in Australia and overseas. Mr Beevor is a Director of Bendigo Mining Limited (since 2002), EMED Mining Public Limited (since 2004), and QMAG Limited (since 2005).

Peter W Cassidy BSc (Eng), PhD, DIC, ARSM, CEng, FAusIMM, FIMM, FAICD – Non-Executive Director
Dr Cassidy has over 35 years exposure to the minerals industry in Australia, South-East Asia, China and the USA, primarily in gold, base metals and mineral sands. His most recent executive role was Managing Director and CEO of Goldfields Limited from 1995 until its merger with Delta Gold Limited to form AurionGold Limited in 2002. Following the merger, he continued as a Non-Executive Director of AurionGold until 2003. Mr Cassidy is also a Non-Executive Director of Sino Gold Mining Ltd (formerly Sino Gold Ltd) (since 2002 and Chairman from November 2005 to November 2006) and Non-Executive Director of Lihir Gold Limited (since 2003), Zinifex Limited (since 2004) and Energy Developments Limited (since 2003).

Michael A Eager BE (Mining), FAusIMM – Non-Executive Director
Mr Eager is a mining engineer with more than 37 years experience covering a wide range of mining operations and exploration and development activity. He retired from the position of Managing Director of Aberfoyle Limited in 1998, as Director of MIM Holdings and Austminex NL in 2003, and the Australasian Institute of Mining and Metallurgy in 2004. Mr Eager joined the board of the Australian Nuclear Science Technology Organisation (ANSTO) in January 2002 and was in July 2002 appointed as Deputy Chairman. His term was completed on 31 December 2006.

Brian Jamieson FCA – Non-Executive Director
Mr Jamieson was Chief Executive of Minter Ellison Melbourne and a partner of the Minter Ellison Revenue Group from 2002–2005. He previously held the position of Chief Executive Officer at KPMG from 1998–2000; Managing Partner of KPMG Melbourne and Southern Regions from 1993–1998. He was Chairman of KPMG Melbourne from 2001–2002. Mr Jamieson is currently a Director and Treasurer of Care Australia, the Bionic Ear Institute, the Sir Robert Menzies Memorial Foundation Limited and Veski. He is also a Director of the Major Performing Arts Board and Tattersall's Foundation. Mr Jamieson was formerly Chairman of the Melbourne Symphony Orchestra and Deputy Chairman of the Committee for Melbourne. Mr Jamieson is currently a Non-Executive director of HBOS Australia Pty Ltd. He has over 30 years experience in providing advice and services to a diverse range of listed and large private companies. Mr Jamieson is a Fellow of the Institute of Chartered Accountants in Australia. He is a Non-Executive Director of Sigma Pharmaceuticals Limited (since 2003) and Tattersall's Limited (since 2005).

Company Secretary – David Forsyth FCPA, FCIS
Mr Forsyth was appointed to the position of company secretary in 1996. Before joining Oxiana Limited Mr Forsyth held commercial, secretarial and management positions in large scale project and engineering companies over a period of 30 years.

1.4.2 SENIOR MANAGEMENT

Peter Albert BSc (Hons), MBA (Executive), MAusIMM, MIM (London)
Executive General Manager – Asia

Peter Lester BEng (Mining – Hons)
Executive General Manager – Corporate Development

Antony Manini BSc (Hons), FAusIMM, FSEG
Executive General Manager – Exploration and Resources

John Nitschke BEng (Hons), MSc, DIC (London), FAusIMM, GAICD
Executive General Manager – Australia

Jeff Sells B.Bus (Accounting), CA, CFTP
Chief Financial Officer

Russell Griffin B. Bus (Marketing)
General Manager Marketing

Stephen Mullen BA, GradDip (HR)
General Manager Human Resources

1.5 CORPORATE GOVERNANCE

The Oxiana Board aims to achieve the highest standards of corporate governance and has established corporate governance policies and procedures consistent with ASX Corporate Governance Council's publication "Principles of Good Corporate Governance and Best Practice Recommendations".

For further information on Oxiana's corporate governance policies and procedures, refer to its website at www.oxiana.com.au.

1.6 SUSTAINABILITY STRATEGY

Oxiana is committed to excellence in health and safety, community relations and environment management and has developed policies and commitments across all its operations and activities.

For further information on Oxiana's sustainability strategy, refer to its website at www.oxiana.com.au.

1.7 CAPITAL STRUCTURE

As at the date of this Booklet, Oxiana had 1,384,777,602 ordinary shares on issue.

In addition, 25,100,000 unlisted options had been issued and are outstanding under the Oxiana Executive Option Plan. These options are exercisable at various prices over various dates.

For further information on Oxiana's capital structure, refer to section 19.1 of this Booklet.

1.8 DIVIDENDS

On 22 February 2007 Oxiana announced a 5 cent per Oxiana Share final dividend for the 2006 financial year. Future dividends will be assessed subject to profits, cash flow and capital requirements.

1.9 OXIANA'S ANNUAL REPORT, ASX ANNOUNCEMENTS AND CONSTITUTION

Oxiana's financial results for the 12 months ended 31 December 2006 were released to ASX on 22 February 2007. The 2006 Annual Report is scheduled to be released by 2 April 2007.

Oxiana is a company listed on ASX and is subject to the periodic and continuous disclosure requirements of the Corporations Act and the Listing Rules. A list of Oxiana announcements which have been lodged with ASX since its last annual report is set out in Appendix 1 of this Bidder's Statement. This information may be relevant to your assessment of the Offer. For information concerning the financial position and affairs of Oxiana, you should refer to the full range of information that has been disclosed by Oxiana pursuant to these requirements.

Copies of the following documents may be downloaded from the ASX website at www.asx.com.au/asx/statistics/announcementSearch.do (at ASX code: OXR), or obtained by contacting the Oxiana Offer Information Line on 1800 757 455 (foreign callers: +61 2 8280 7490) during the Offer Period:

- Oxiana's financial results for the 12 months ended 31 December 2006 referred to above;
- the 2006 annual report referred to above;
- ASX announcements referred to above; and
- Oxiana's constitution,

Copies of all documents lodged with ASIC in relation to Oxiana may also be obtained from, or inspected at, an ASIC office.

PART C PROFILE OF AGINCOURT



PROFILE OF AGINCOURT

2.1 SOURCES OF INFORMATION

The following information about Agincourt has been prepared by Oxiana using publicly available information and information provided by Agincourt and has not been independently verified. Accordingly, Oxiana does not, subject to the Corporations Act, make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

The information about Agincourt should not be considered comprehensive. Further information in relation to Agincourt's business may be included in the Target's Statement which Agincourt is providing to its shareholders.

2.2 CORPORATE OVERVIEW

Agincourt is an Australian gold mining and exploration company listed on ASX, with an international outlook and exposure to uranium through its 57% shareholding of Nova.

Agincourt was listed on ASX in 2000 and as at 24 January 2007 (the last Agincourt trading day before the Offer was announced) had a market capitalisation of approximately $310 million. As at 31 December 2006, Agincourt's reported cash and bullion holdings were $19.4 million. Agincourt's borrowings as at 31 December 2006 were $7.2 million.

Agincourt is currently focused on the development of the Martabe Project in Indonesia, which was acquired in a consortium with its Indonesian joint venture partners in August 2006. The feasibility study is underway and due to be completed in the first half of 2007.

Agincourt also operates the 100% owned Wiluna gold mine in Western Australia. In the 6 months to 31 December 2006, Wiluna produced 48,024 ounces of gold at a cash cost of $682 per ounce. Extensive exploration in and around Wiluna in recent times has failed to add significantly to Reserves.

Nova, an ASX-listed uranium developer and explorer, is 57% owned by Agincourt, with assets in Western Australia, South Australia, the Northen Territory and West Africa. Nova's main asset is the Lake Way and Centipede Development Project in Western Australia, which has a JORC compliant Resource of 9,000 tonnes of U_3O_8. As at 23 February 2007, Nova had a market capitalisation of $218.5 million.


AGINCOURT
RESOURCES LIMITED
100%
57%
Agincourt Resources (Martabe) Pty Ltd
Wiluna Operations Limited
Reliance Minerals Limited (Exploration Projects)
Nova Energy Limited
70-100%
Indonesian Joint Venture Partners Option to acquire up to 30%
5%¹
Local Government
95%
PT Agincourt Resources Indonesia
– Wiluna Nickel Laterite
– Wiluna Nickel Sulphide JV
Martabe Gold and Silver Project

¹ Refer to section 2.3.1

2.3 OPERATIONS AND ASSETS OVERVIEW

2.3.1 MARTABE PROJECT

Agincourt acquired the Martabe Project from Newmont for US$80.25 million on 31 August 2006 in a consortium with its Indonesian joint venture partners. The project is located on the west coast of Northern Sumatra, Indonesia, where the tertiary volcanic arc hosts a number of highly significant epithermal gold mineral systems.

The Martabe Project is the subject of an incorporated joint venture with PT Dharma Persada Bhakti and PT Trinergy (JV Partners). The JV Partners have an option to acquire up to a total of 30% of Agincourt Resources (Singapore) Pte Ltd (ARS), a Singaporean incorporated company which controls the Martabe Project, via a pro rata contribution of the acquisition, development and capital costs. ARS currently holds 100% of the shares in PT Agincourt Resources (PTAR), an Indonesian company which in turn owns the Martabe Project. Agincourt and its JV Partners anticipate that the local government in the Martabe area will be offered a 5% loan carried interest in PTAR, with the intent that the proceeds from the interest will benefit the local community.

Exploration and mining rights for the Martabe Project are held under a 6th generation Contract of Work (CoW), currently covering 2,563 square kilometres. Originally granted by the Indonesian government in April 1997, the CoW provides security of tenure and rights to progress from exploration through to production.

The Martabe Project is located close to existing infrastructure and facilities. The village of Batang Toru is near the main prospect and the CoW is bisected by the Trans-Sumatra highway. Supplies of grid power and process water are available, and the port of Sibolga is approximately 50 kilometres away.

RESOURCES

The updated Resources for the Martabe Project, as reported at 1 November 2006, are:

Gold	Tonnes	Au Grade (g/t)	Au Ounces ('000s)	Agincourt share (95%)*
Resource Category				
Indicated	48,750,000	1.8	2,859	2,716
Inferred	84,562,000	1.1	2,921	2,775
Total Resources	**133,312,000**	**1.3**	**5,780**	**5,491**

Silver	Tonnes	Ag Grade (g/t)	Ag Ounces ('000s)	Agincourt share (95%)*
Resource Category				
Indicated	48,750,000	23.9	37,400	35,530
Inferred	79,084,000	8.9	22,607	21,477
Total Resources	**127,834,000**	**14.6**	**60,007**	**57,007**

* Assumes local government interest is assigned.

AGINCOURT'S REVIEW OF NEWMONT'S PRE-FEASIBILITY STUDY

A pre-feasibility study was conducted on the Martabe Project by Newmont. At the time of its acquisition in August 2006, Agincourt completed a review of the Martabe Project using the results of this study as the basis for its analysis. A summary of the results of Agincourt's review are presented below:

Item[1]	
Initial Capex[2]	US$165 M
Mill Throughput	4 Mtpa
Strip Ratio (tonnes waste : tonnes ore)	0.8:1
Head Grade (Gold)	2.7 g/t[1]
Head Grade (Silver)	32 g/t[1]
Recovery (Gold)	83%
Recovery (Silver)	55%
Annual Gold Production	~ 270,000 oz[1]
Annual Silver Production	~ 2,150,000 oz[1]
Life of Mine Gold (Recovered)	1.9 Moz
Life of Mine Silver (Recovered)	15.6 Moz
Annual Pre-Tax Operating Cash Flow (US$450/oz Au, US$6 to US$8/oz Ag)[3]	US$77 M
Cash Cost (includes silver credit and royalties paid)	US$165/oz

Figures shown are for 100% of the Martabe Project
NB: Not based on JORC Reserves
1. Information shown are averages for 2010 - 2015 when the mine is running at full capacity
2. Excludes working capital
3. Annual operating cash flows based on steady-state production

TIMETABLE

Agincourt's target timetable for the development of the Martabe Project as at December 2006 is as follows:

Milestone	Date
Complete Bankable Feasibility Study	March 2007
Complete Land Acquisition	June 2007
Environmental Approval	June 2007
Construction Start	August 2007
Commissioning	December 2008

EXPLORATION

The main target of the Martabe Project exploration program is the Kapur Gambir district, 30 kilometres south-east of the main Martabe Project area. The Kapur Gambir district has the potential to become a new mineral district showing wide spread occurrences of high level, low sulphidation veins grading up to 182 g/t Au in rock chip over a 5 square kilometre area. Recent drill results have confirmed mineralisation at the Kapur prospect, part of the Kapur Gambir district. For further information on these drill results, refer to announcements made by Agincourt to ASX.

2.3.2 WILUNA GOLD MINE

Wiluna is situated 1,000 kilometres northeast of Perth in Western Australia. Wiluna was Agincourt's first operating asset, purchased from Newmont in December 2003. Wiluna is an historic mining site which has produced more than 3.9 million ounces of gold.

About 85% of the gold in Wiluna underground ore is locked in pyrite and arsenopyrite minerals, the balance being very fine free native gold. The operation employs conventional milling and flotation technology to produce a high grade gold-sulphide concentrate. The sulphide minerals are broken down by bacterial oxidation (BIOX®) and gold is then recovered by conventional carbon-in-leach. In addition, the process facility has the capacity to treat non-refractory ores via direct carbon-in-leach.

With the introduction of the Williamson Open Pit oxide ore, the processing facility was separated into two streams: BIOX® for sulphides and CIL for oxides.

During the year to 30 June 2006, ore was primarily sourced from the Wiluna underground operations and the Williamson Open Pit. Some low grade surface oxide material was hauled from the old Wiluna South stockpiles to supplement mill feed until consistent ore supply could be attained from the Williamson Open Pit which commenced in August 2005. The table below shows production information for the last two financial years.

	2004/2005	2005/2006
Undergound Production	537,895t at 5.16 g/t	476,285t at 6.77 g/t
Open Pit Production	Nil	447,355t at 1.62 g/t
Mil Throughput	996,784t at 4.30 g/t	1,073,229t at 4.10 g/t
Recovery	81.6%	81.6%
Ounces Shipped	**111,280 oz**	**113,607 oz**

Wiluna produced 48,024 ounces of gold at a cash cost of $682 per ounce in the half year to 31 December 2006. Wiluna's operating costs have generally been in the upper quartile of the gold industry.

As stated in its quarterly report to 31 December 2006, Agincourt is aiming to produce 108,224 ounces of gold in 2006/2007 at cash costs of around $586 per ounce.

RESERVES AND RESOURCES

Current Reserves provide Wiluna with a two year mine life. The most recent Resource and Reserve calculations, taken from the 2006 annual report, are shown below:

	Tonnes	Au Grade (g/t)	Au Ounces ('000s)	Agincourt share (100%)
Resource Category				
Measured	292,000	4.5	43	43
Indicated	2,689,000	4.2	366	366
Inferred	4,806,000	3.7	574	574
Total Resources	**7,788,000**	**3.9**	**983**	**983**
Reserve Category				
Proved	318,000	4.2	43	43
Probable	1,725,000	4.8	265	265
Total Reserves	**2,043,000**	**4.7**	**308**	**308**

Note: Measured and Indicated Resources are inclusive of Mineral Reserves

EXPLORATION

Agincourt is exploring for additional gold Reserves within the Wiluna mine area and on surrounding mine tenements that could increase the mine life of Wiluna. In the last quarter to 31 December 2006, $1.0 million was spent on exploration at Wiluna, focusing on both the Wiluna mine area as well as Wiluna regional exploration.

Exploration at the Wiluna mine area is focused on the Henry 5 and Calais areas, with recent favourable drilling results achieved at both in the last few months. Henry 5 is the most significant new discovery at Wiluna since Calais. For more information on recent drill results, refer to announcements made by Agincourt to ASX.

STRATEGY

As part of its annual review of its assets, Agincourt is considering the best options for realising value for shareholders in relation to the future operations at Wiluna. Potential strategies include continuing operations (having regard to recent exploration results), divestment and other uses for the infrastructure.

2.3.3 NOVA ENERGY LIMITED

Nova is a uranium explorer and developer listed on ASX since 23 August 2005. On 23 August 2005, Agincourt was issued 32,500,000 shares (57%) of Nova as consideration for the transfer of certain uranium and infrastructure assets.

Nova's main project is the 100% owned Lake Way and Centipede project in Western Australia, which Nova intends to develop, subject to necessary approvals. Nova is also exploring in jurisdictions that are favourably disposed towards uranium mining, including South Australia, the Northern Territory and parts of Africa.

LAKE WAY AND CENTIPEDE PROJECT

The Lake Way uranium deposit was discovered by Delhi International Oil and Vam Ltd in joint venture in 1972 whilst exploring for base metal mineralisation within the Wiluna district. The bulk of the exploration and feasibility work was undertaken by Delhi until 1981 when CSR acquired Delhi, including its interest in the Lake Way deposit. Feasibility work included trial mining of 5,000 tonnes of ore at 0.066% U_3O_8. In 1983 the newly elected Federal Labor Government initiated the "Three Mines Policy" in relation to uranium, following which exploration and development plans were suspended and the assets were dispersed.

The project has a JORC compliant Resource, detailed below:

	Tonnes	% U_3O_8	Contained U_3O_8 (lbs)	Nova share (100%)
Resource Category				
Inferred	15,510,000	0.058	19,800,000	19,800,000
Total Resources	**15,510,000**	**0.058**	**19,800,000**	**19,800,000**

A preliminary scoping study of the deposit has been conducted, the summary results of which are presented below:

Item	
Life of Mine	10 years
Mining Rate (ore plus waste)	3 Mtpa
Stripping Ratio	< 1:1
Maximum Depth of Mining	10m
Mining Cut-off Grade	300ppm U_3O_8
Average Head Grade	0.06% U_3O_8
Plant Type	Conventional crushing and milling, 90°C alkali leach, CCD, ion exchange
Processing Rate	1.5 Mtpa
Recovery	85-90%
Average Annual Production Rate	1.7 Mlbs U_3O_8
Operating Cost per lb of U_3O_8	US$21/lb

EXPLORATION
In addition to the Lake Way and Centipede Project, Nova has a portfolio of exploration assets in Western Australia, South Australia, the Northern Territory and Guinea, West Africa. Nova continually reviews opportunities throughout the world with a particular focus on jurisdictions that are favourably disposed towards uranium mining.

For further information on Nova and its assets, refer to the Nova website, www.novaenergy.com.au, in conjunction with announcements released to ASX.

2.3.4 OTHER EXPLORATION

Agincourt is focused on the discovery and profitable development of gold and base metal deposits in Australia and Indonesia. Apart from the exploration programs at Wiluna and the Martabe Project, Agincourt also has exploration programs in regional Western Australia and Victoria.

REGIONAL WESTERN AUSTRALIA
TROPICANA EAST PROJECT
Three exploration licence application tenements covering in excess of 1,000 square kilometres have been pegged adjacent to the Tropicana gold discovery made by the Anglogold Ashanti Australia Ltd/Independence Group Ltd Joint Venture 350 kilometres north-east of Kalgoorlie. No recorded gold exploration has been completed on the application tenements.

MUSGRAVE GOLD PROJECT
Agincourt holds a 100% interest in six exploration licence tenements which were granted in May 2006, as part of an alliance agreement with BHP Billiton Ltd. BHP Billiton Ltd retains "claw back" rights if subsequent discoveries are greater than 4 million ounces. The project includes a large undrilled (1.2km x 0.4km) soil lag anomaly with peak values of 250ppb Au.

WILUNA NICKEL SULPHIDE JV (INDEPENDENCE GROUP NL OPTION)
In May 2006, Independence Group NL commenced an initial six month option period in which to conduct a major data compilation and targeting exercise, including ground and down hole EM surveys, to define a minimum of six targets within the Wiluna ultramafic belt. Independence can then elect to sole fund exploration to earn 51% within three years by spending A$3 million which increases to 70% by spending a further A$1.5 million in two years. At that point, Agincourt will become free carried to a decision to mine.

VICTORIA
Following the acquisition of Reliance Minerals Ltd, Agincourt took control of several grassroots exploration projects in Victoria. Most of the Victorian projects lie in relatively under explored regions under shallow Tertiary cover along strike from several major historical goldfields including Bendigo, Ballarat and Stawell.

2.3.5 FINANCIAL PERFORMANCE

Agincourt had a consolidated loss from continuing operations for the six months ended 31 December 2006 of $10.7 million. This compared to a consolidated loss from ordinary activities of $1.9 million reported for the six months ended 31 December 2005.

As at 31 December 2006, Agincourt had sold forward 95,661 ounces of gold on a flat forward basis at A$609.35 per ounce. These hedge contracts vary in accordance with anticipated production levels to July 2007.

As at 31 December 2006, Agincourt reported that the Australian dollar spot price of gold was A$807 per ounce and as a consequence the gold hedge contracts were valued on a fair value mark to market basis as being A$20.8 million negative. It is anticipated that all gold produced during the quarter to 31 March 2007 will be delivered into forward contracts.

Since 30 June 2006, Agincourt has completed two major transactions, the US$80.25 million purchase of the Martabe Project from Newmont and the sale of the Andorinhas Project in Brazil to Troy Resources NL for US$10.14 million, of which US$1 million remains due as at 31 December 2006. Agincourt also completed an equity raising of A$150 million to fund the purchase of the Martabe Project, which resulted in Newmont having a 19.9% interest in Agincourt.

2.4 DIRECTORS AND MANAGEMENT OF AGINCOURT

As at the date of this Bidder's Statement, there are five directors of Agincourt, namely:

Mr Craig Readhead (Non-Executive Chairman)

Mr Peter Bowler (Managing Director)

Mr Roy Arthur (Business Development Director)

Dr Timothy Sugden (Non-Executive Director)

Dr John Blake (Non-Executive Director)

For more information on Agincourt's directors and management, refer to Agincourt's 2005 Annual Report.

2.5 AGINCOURT ASX ANNOUNCEMENTS

Agincourt is a company listed on ASX and is subject to the periodic and continuous disclosure requirements of the Corporations Act and the Listing Rules. For information concerning the financial position and affairs of Agincourt, refer to the full range of information that has been disclosed by Agincourt pursuant to these requirements. Copies of announcements made by Agincourt to ASX are available from ASX.

In addition, the Corporations Act requires the directors of Agincourt to provide a Target's Statement to holders of Agincourt Shares setting out their recommendations in relation to this Offer and all the information that the holders and their professional advisers would reasonably require to make an informed assessment of whether to accept the Offer.

A list of Agincourt announcements which have been lodged with ASX since 20 October 2006 to the date of this Bidder's Statement are set out in Appendix 2. This information may be relevant to your assessment of the Offer.

PART D INTENTIONS



INTENTIONS

3. OXIANA'S INTENTIONS

3.1 INTRODUCTION

This section 3 sets out Oxiana's intentions in relation to:

(a) the continuation of the business of Agincourt;
(b) any major changes to the business of Agincourt and any redeployment of the fixed assets of Agincourt;
(c) the future employment of the present employees of Agincourt; and
(d) the future of the Agincourt Board.

These intentions are based on the information concerning Agincourt, its business and the general business environment which is known to Oxiana at the time of preparation of this Bidder's Statement.

Final decisions regarding these matters will only be made by Oxiana in light of material information and circumstances at the relevant time. Accordingly, the statements set out in this section 3 are statements of current intention only, which may change as new information becomes available to Oxiana or as circumstances change.

3.2 INTENTIONS UPON ACQUISITION OF 90% OR MORE OF THE TARGET SHARES

This section 3.2 sets out Oxiana's current intentions if Oxiana (through Oxiana Agincourt Holdings) acquires relevant interests in 90% or more of the Agincourt Shares and is entitled to proceed to compulsory acquisition of the remaining Agincourt Shares under the Corporations Act

(a) **Corporate matters**
It is intended that Oxiana and Oxiana Agincourt Holdings would:
(i) proceed with compulsory acquisition of the outstanding Agincourt Shares (including any Agincourt Shares issued as a result of the exercise of Agincourt Options) in accordance with the provisions of Chapter 6A of the Corporations Act;
(ii) arrange for Agincourt to be removed from the Official List of ASX;
(iii) subject to the Corporations Act and the constitution of Agincourt, seek to replace a proportion of the members of the Board of Agincourt to reflect Oxiana's proportionate ownership interest in Agincourt. Precise candidates have not yet been identified by Oxiana and their identity will be dependent on circumstances at the relevant time. In respect of Agincourt's representation on the Nova board, Oxiana intends to review this situation at the relevant time; and
(iv) if entitled to do so under the Corporations Act, seek to compulsorily acquire the Agincourt Options which have not been exercised and that have not lapsed, and where other negotiated arrangements have not been agreed in relation to those Agincourt Options.

(b) **Martabe Project**
Oxiana intends to maintain a focused approach to timely development of the Martabe Project. Consistent with Oxiana's approach to all acquisitions, Oxiana will (if the Offer is successful and Oxiana assumes control of the Martabe Project) review all aspects of the Martabe Project and consult with its joint venture partners.

Initially, Oxiana intends to continue the Martabe Feasibility Study and to honour commitments made by Agincourt in relation to the Martabe Project. Oxiana currently intends to make no significant changes to arrangements surrounding the Martabe Project and its personnel.

(c) **Wiluna**
Oxiana intends to undertake a strategic review of the Wiluna operation following completion of the Offer. This review will include its operating status, depth and regional exploration potential, whether the operation should be retained or divested and the importance of infrastructure at the Wiluna operation to any future development of Nova's uranium project.

(d) **Nova investment**
Oxiana does not have any specific intentions in relation to Agincourt's investment in Nova. Oxiana will conduct an investment review into Nova following completion of the Offer.

(e) **Other exploration**
Oxiana intends to undertake a review of Agincourt's current exploration projects, in the context of Oxiana's existing exploration projects, to determine which should be further investigated and which should be curtailed or divested.

(f) Agincourt executives and employees
Oxiana's intention on acquiring management control of Agincourt is to assume management responsibility for Agincourt's assets.

Employees in West Perth, at Wiluna, engaged in the Martabe Project or in exploration activities are expected to remain in their current roles until the reviews referred to above can be completed. Oxiana wishes to maintain safe and productive operations throughout these reviews.

Some of the head office functions at Agincourt are duplicated within Oxiana. Any rationalisation of head office functions may involve a transfer of these functions to Oxiana's head office in Melbourne.

There may, however, be some changes to roles and tasks across Agincourt. Oxiana is not in a position at this time to determine how many Agincourt employees may be affected by any redundancies, transfers or other changes, nor the full nature and timing of these actions. Any such redundancies or transfers will be made in compliance with all applicable regulatory requirements and contractual rights and communicated to employees as soon as practically achievable.

(g) Balance sheet date and accounting policy
In accordance with section 323(3) of the Corporations Act, Oxiana intends to change Agincourt's balance sheet date from 30 June to 31 December. In addition, Oxiana intends to conduct a review of Agincourt's accounting policies. It is expected that this review will result in the adoption of Oxiana policies.

(h) Tax consolidation
If Oxiana acquires 100% of Agincourt it will be required to consolidate for Australian tax purposes, Agincourt and the 100% owned Australian entities of the Agincourt group. Oxiana intends to conduct a detailed review of the application of the tax consolidation legislation to Agincourt if it obtains control of Agincourt. Potential issues to be addressed in the review are the availability of tax losses for the tax consolidated group and the impact of resetting tax costs of Agincourt's assets, including depreciable assets.

The assessment of any benefits, or costs, of bringing Agincourt into the Oxiana tax consolidated group will depend upon, amongst other things, the detailed information to be provided by Agincourt and discussions with Agincourt management. The quantification of these benefits and costs at this time without access to the detailed information would be speculative.

If Oxiana does not acquire 100% of Agincourt's Shares it will not be able to consolidate the Agincourt group into the Oxiana group for tax purposes.

3.3 INTENTIONS FOR AGINCOURT AS A NON WHOLLY-OWNED SUBSIDIARY

The Offer is subject to a number of conditions, including a condition that Oxiana Agincourt Holdings in effect becomes entitled to compulsorily acquire all outstanding Agincourt Shares. Oxiana Agincourt Holdings does not currently intend to waive this condition. However, if Oxiana Agincourt Holdings does not become entitled to compulsorily acquire all outstanding Agincourt Shares but waives that condition and obtains control of the Agincourt board of directors, then Oxiana intends to:

(a) maintain Agincourt's listing on ASX while it meets ASX requirements for maintaining a listing;

(b) subject to the Corporations Act and the constitution of Agincourt, seek to replace a proportion of the members of the board of Agincourt to reflect Oxiana's proportionate ownership interest in Agincourt. Precise candidates have not yet been identified by Oxiana and their identity will be dependent on circumstances at the relevant time;

(c) if Oxiana Agincourt Holdings becomes entitled at some later time to exercise general compulsory acquisition rights under the Corporations Act, it would exercise those rights;

(d) through its nominees on the board of Agincourt, review the financial and operating policies of Agincourt to ensure that these are appropriate; and

(e) seek to implement such of the intentions detailed in section 3.2 as are consistent with Agincourt being a controlled entity of Oxiana but not a wholly-owned subsidiary.

The extent to which Oxiana and/or Agincourt will be able to implement these intentions will be subject to:

(a) the law and the Listing Rules, in particular in relation to related party transactions and conflicts of interest;

(b) the legal obligation of the directors of Agincourt to act in the best interests of Agincourt Shareholders as a whole; and

(c) the outcome of the various reviews referred to in section 3.2.

3.4 AGINCOURT OPTIONS

Oxiana Agincourt Holdings is making separate offers to acquire Agincourt Options in exchange for the issue of Oxiana Shares. The terms of the Options Offer are set out in a separate bidder's statement, which will be lodged with ASIC and dispatched to holders of Agincourt Options at the same time as this Bidder's Statement is lodged with ASIC and dispatched to Agincourt Shareholders.

Oxiana Agincourt Holdings is offering each holder of Agincourt Options a number of Oxiana Shares equivalent in value to that holder's Agincourt Options. The value of the consideration offered for the Agincourt Options has been negotiated having regard to the consideration payable under the Offer and the time to expiry of the relevant Agincourt Options.

The consideration to be offered for the Agincourt Options is as follows:

Agincourt Options	Oxiana Shares offered
$1.15 (expiring 30 June 2010)	0.35 Oxiana Shares per Agincourt Option
$1.30 (expiring 30 June 2009)	0.28 Oxiana Shares per Agincourt Option
$1.36 (expiring 31 August 2009)	0.26 Oxiana Shares per Agincourt Option

3.5 OTHER INTENTIONS

Subject to the above, it is the present intention of Oxiana, on the basis of the information concerning Agincourt which is known to it at the date of this Bidder's Statement and the existing circumstances affecting the business of Agincourt, that:

(a) the business of Agincourt will otherwise be continued in substantially the same manner as it is presently being conducted;

(b) no other major changes will be made to the business of Agincourt;

(c) there will not be any other redeployment of the fixed assets of Agincourt; and

(d) the present employees of Agincourt will continue to be employed by Agincourt.

3.6 UNCERTAIN BENEFITS TO OXIANA

Some of the intentions noted in this section 3 may provide benefits to Oxiana that are not currently available to Agincourt Shareholders. The exact extent and timing of those benefits are currently uncertain, and the ability of Oxiana to capture any benefits will depend on, amongst other things:

(a) the detailed information to be provided by Agincourt and discussions with Agincourt management;

(b) its ongoing assessment of the Martabe Project;

(c) the results of its review of the Wiluna operation, including the importance of infrastructure at the Wiluna operation to any future development of Nova's uranium project;

(d) the results of its review of the Nova Investment; and

(e) the results of its review of Agincourt's exploration program.

Any attempt to quantify these benefits at this time would be speculative.

PART E PROFILE OF THE COMBINED ENTITY



PROFILE OF THE COMBINED ENTITY

4. OVERVIEW OF THE COMBINED ENTITY

4.1 RATIONALE FOR THE OFFER

Oxiana's strategic focus is gold, copper and zinc mining and exploration. Oxiana has succeeded in growing its business through the acquisition and development of high quality resource assets. The acquisition of Agincourt continues the Oxiana strategy of owning, developing and operating quality resource assets in the Asian/Australian region.

Agincourt's Martabe Project in North Sumatra, Indonesia, will significantly enhance Oxiana's gold and silver portfolio, resulting in an increase in its gold Resource base from 7.2 million ounces to 13.7 million ounces and its silver Resource base from 96.1 million ounces to 153.1 million ounces.

The Martabe Project will add an advanced and significant project in Indonesia to Oxiana's recent exploration joint venture with Kalimantan Gold.

Agincourt also holds a 57.3% shareholding in Nova. Nova holds the advanced Lake Way/Centipede uranium project in Western Australia. Together with Oxiana's 24.7% shareholding in Toro, Nova represents another uranium opportunity for Oxiana.

The Wiluna Gold operation in Western Australia also provides extra gold production and the opportunity to explore for additional gold and nickel Resources in a prospective region. The infrastructure at Wiluna may also benefit the development of Nova's Lake Way/Centipede uranium project.

Overall, Oxiana believes that the proposed acquisition of Agincourt will deliver strategic and financial advantages to shareholders of both companies.

4.2 FORECASTS FOR THE COMBINED ENTITY

This document does not include forecasts or projections for revenue or profit in relation to Oxiana. Oxiana does not believe that it has reasonable grounds to include financial forecasts in the Bidder's Statement. Oxiana believes that the inclusion of financial forecasts would be unduly speculative and potentially misleading for Agincourt Shareholders, particularly due to the effect that variations in commodity prices and exchange rates may have on future earnings performance.

4.3 EFFECT OF ACQUISITION ON OXIANA

(a) **General effect of acquisition**
The general effect of the acquisition on Oxiana will be to add the Martabe Project, Wiluna and a controlling interest in Nova to Oxiana's current portfolio of assets, by issuing less than 10% of the Combined Entity's issued capital. Through the acquisition, Agincourt will become a wholly-owned subsidiary of Oxiana.

(b) **Effect of acquisition on Oxiana's capital structure**
The consideration for the acquisition of the Agincourt Shares to which the Offer relates will be satisfied by the issue of Oxiana Shares.

The new capital structure of Oxiana on the basis that Oxiana acquires 100% of the Agincourt Shares (including those Agincourt Shares issued upon the assumed conversion of the Agincourt convertible note) and the Agincourt Options is expected to be as follows:

Capital Structure	Shares
Number of existing Oxiana Shares	**1,384,777,602**
Impact of Acquisition	
Number of new Oxiana Shares to be issued in relation to:	
– Agincourt Shares on issue[1]	139,985,872
– Agincourt Shares issued upon conversion of the Agincourt convertible note[2]	271,870
Number of new Oxiana Shares expected to be issued pursuant to the Offer for Agincourt Options[3]	2,531,500
Total number of new Oxiana Shares on issue following completion of the Offer	**1,527,566,844**

Capital Structure	Options
Total number of Oxiana Options[4] on issue following completion of the Offer	**25,100,000**

Notes:
[1] This is an estimate only. The actual number of Oxiana Shares issued will vary depending on the number of Agincourt Shareholders that will be entitled to an additional whole Oxiana Share due to the rounding of fractional entitlements referred to in section 9.5.
[2] This assumes the Agincourt convertible note of $481,000 is converted into 418,281 Agincourt Shares prior to completion of the Offer.
[3] This is calculated on the basis that offers to Agincourt Optionholders detailed in section 3.4 are accepted.
[4] The Oxiana Options are described in section 19.

Although the Offer does not extend to any unexercised Agincourt Options, Oxiana Agincourt Holdings proposes to make separate offers to each holder of Agincourt Options to acquire those Agincourt Options in exchange for the issue of Oxiana Shares (see section 3.4 for further detail). Based on the proposed parameters, the number of Oxiana Shares expected to be issued for all 7,500,000 options on issue is 2,531,500.

If, however, all Agincourt Options on issue as at the date of this Bidder's Statement were exercised during the Offer Period (at the relevant exercise price), then an additional 7,500,000 Agincourt Shares would be issued and cash raised of $8,836,500. The maximum number of Oxiana Shares which would be required to be issued as consideration for these Agincourt Shares (assuming all of the holders accepted the Offer or the Shares were compulsorily acquired) would be 4,875,000 (subject to any rounding).

If the Agincourt Options are not exercised during the Option Offer period but the relevant compulsory acquisition threshold under the Corporations Act is achieved in respect of the Option Offer, it would be Oxiana Agincourt Holding's intention to compulsorily acquire the Agincourt Options if it becomes entitled to do so under the Corporations Act. The terms of acquisition of the Agincourt Options may then be subject to an independent valuation.

Oxiana has the capacity to issue the maximum number of Oxiana Shares which may be required to be issued under the Offer and the Option Offer.

4.4 PROFILE OF THE COMBINED ENTITY

(a) **Operations**
Operations at Oxiana's existing assets are explained in Part B of this Bidder's Statement. These operations are not expected to change as a result of the successful acquisition of Agincourt by Oxiana.

Oxiana's intentions in respect of Agincourt's operations are discussed in section 3. No material impact is anticipated to the forecast production from either Oxiana's or Agincourt's operations as a result of the acquisition of Agincourt. No significant operational synergies are expected as a result of the acquisition of Agincourt.

(b) **Gold and Silver Reserves and Resources**
As outlined in the table below, the successful acquisition of Agincourt will significantly increase Oxiana's gold and silver Resources.

Gold	Au Ounces (Moz)	Ag Ounces (Moz)
Reserve Category*		
Oxiana	1.9	25.3
Agincourt		
Martabe Project[1]	–	–
Wiluna	0.3	–
Total Reserves	**2.2**	**25.3**
Resource Category**		
Oxiana	7.2	96.1
Agincourt		
Martabe Project[1]	5.5	57.0
Wiluna	1.0	–
Total Resources	**13.7**	**153.1**

* Including Proven and Probable categories.
** Resources are inclusive of Reserves, and are comprised of Measured, Indicated and Inferred categories.
[1] Martabe Project Resources are based on attributable ounces of contained gold and silver assuming a 95% ownership interest.

(c) **Risk profile**
The Combined Entity will have exposure to multiple projects at different stages of development and in different geographic locations. The risk profile of the Combined Entity will be balanced by greater diversification by commodity and geographic region than Agincourt's current risk profile. The risks of an investment in the Combined Entity are summarised in Part G of this Bidder's Statement.

(d) **Board and Management**
The Board and management of Oxiana (described in section 1.4) will not change as a result of the acquisition of Agincourt.

(e) **Impact on the financial position of Oxiana**
The impact on Oxiana's financial position as a result of the acquisition of Agincourt is not expected to materially change Oxiana's overall financial position. If successful in acquiring 100% of Agincourt, Oxiana's cash and cash equivalents after transaction costs and the assumed 2006 final dividend (see below), will be approximately $604.6 million, and total interest bearing liabilities will increase by approximately $6.7 million to $434.4 million (assuming Agincourt's $481,000 convertible note is converted into 418,261 Agincourt Shares prior to completion of the Offer). See section 7 for further details.

(f) **Dividends**
On 22 February 2007, Oxiana announced a 5 cent dividend per Oxiana Share for the 2006 financial year. On the basis that Agincourt Shareholders become registered holders of Oxiana Shares by the dividend Record Date (being 17 April 2007), the amount of the 2006 final dividend will be approximately $76.4 million.

Future dividends of the Combined Entity will be assessed subject to profits, cash flow and capital requirements.

(g) **Corporate Governance**
The corporate governance policies of the Combined Entity are expected to be consistent with the current corporate governance policies of Oxiana.

PART F FINANCIAL INFORMATION



FINANCIAL INFORMATION

5. FINANCIAL PROFILE OF OXIANA

5.1 OXIANA STAND-ALONE FINANCIAL INFORMATION

The historical financial information provided below relates to Oxiana on a stand-alone basis and accordingly does not reflect any impact of the Offer. It is a summary only. A more detailed set of financial accounts for Oxiana, which includes notes to the accounts, can be found in Oxiana's financial results for the year ended 31 December 2006 which were released to ASX on 22 February 2007 and can be viewed online at www.oxiana.com.au.

Amounts shown in the following sections relate to Oxiana and its controlled entities for the year ended 31 December 2006. The financial statements have been prepared based on Australian equivalents to International Financial Reporting Standards (AIFRS).

5.2 INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2006

	12 months ended 31 December 2006 $'000
Revenues from continuing operations	**1,275,209**
EBITDA	**827,358**
Equity accounted profit /(loss)	(182)
Depreciation and amortisation	(105,361)
EBIT	**721,815**
Interest revenue	19,308
Finance costs	(45,778)
Profit before income tax	**695,345**
Income tax expense	(145,327)
Profit from continuing operations	**550,018**
Profit from discontinued operations	3,148
Profit attributable to members of Oxiana Limited*	**553,166**

*Net expenses of $53.9 million, including $62.4 million of foreign exchange differences on translation into presentation currency, were recognised directly in the year ended 31 December 2006.

5.3 STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2006

	Inflows/(Outflows) $'000
Cash Flows from Operating Activities:	
Receipts from customers (inclusive of GST)	1,268,611
Payments to suppliers and employees (inclusive of GST)	(433,752)
Interest received	18,824
Interest paid	(38,605)
Income tax paid	(14,431)
Net cash inflow/(outflow) from operating activities:	**800,647**
Cash flows from investing activities:	
Payments for exploration and evaluation	(32,141)
Payments for property, plant and equipment and development	(189,394)
Proceeds from sale of property, plant and equipment and development	–
Payments for purchase of investments	(3,216)
Proceeds from sale of investments	–
Net cash inflow/(outflow) from investing activities:	**(224,751)**
Cash flows from financing activities:	
Gross proceeds from issues of shares	3,741
Payment of share issue costs	–
Proceeds from borrowings	–
Transaction costs – borrowings	–
Advances of borrowings	–
Repayment of borrowings	(22,141)
Dividends paid to company's shareholders	(38,609)
Funds advanced to employees	–
Net cash inflow/(outflow) from financing activities:	**(57,009)**
Net increase/(decrease) in cash and cash equivalents	**518,887**
Cash and cash equivalents at the beginning of the financial year	167,849
Effects of exchange rate changes on cash and cash equivalents	(15,885)
Cash and cash equivalents at the end of the financial year	**670,851**

5.4 BALANCE SHEET AS AT 31 DECEMBER 2006

	As at 31 December 2006 $'000
Current assets	
Cash and cash equivalents	670,851
Receivables	33,309
Inventories	71,393
Derivative financial instruments	1,017
Assets held for sale	–
Other	2,769
Total current assets	**779,339**
Non-current assets	
Receivables	–
Available for sale financial assets	14,802
Other financial assets	–
Investments accounted for using the equity method	6,591
Property, plant and equipment	931,937
Purchase consideration to be allocated after purchase	–
Deferred tax assets	5,576
Derivative financial instruments	1,140
Other	–
Total non-current assets	**960,046**
Total assets	**1,739,385**
Current liabilities	
Trade and other payables	106,055
Interest bearing liabilities	207,946
Current tax liabilities	87,053
Provisions	8,613
Other financial liabilities	–
Total current liabilities	**409,667**
Non-current liabilities	
Trade and other payables	–
Interest bearing liabilities	219,674
Deferred tax liabilities	62,812
Provisions	42,652
Total non-current liabilities	**325,138**
Total liabilities	**734,805**
Net assets	**1,004,580**
Equity	
Equity attributable to equity holders of the parent	1,004,580
Minority interest	–
Total equity	**1,004,580**

5.5 EVENTS IMPACTING OXIANA SUBSEQUENT TO 31 DECEMBER 2006

Oxiana is not aware of any matter or circumstance that has arisen between 31 December 2006 and the date of this Bidder's Statement which would significantly affect the financial position of Oxiana presented in this Bidder's Statement.

6. FINANCIAL PROFILE OF AGINCOURT

6.1 SOURCE OF HISTORICAL FINANCIAL INFORMATION

The historical financial information below relates to Agincourt on a stand-alone basis and accordingly does not reflect any impact of the Offer. It is a summary only. The full financial accounts for Agincourt, which include notes to the accounts, can be found in Agincourt's financial results for the 6 months ended 31 December 2006 which were released to the ASX on 22 February 2007 and can be viewed online at www.agincourtresources.com.au.

The summarised historical financial statements of Agincourt for the 6 months ended 31 December 2006 shown below have been provided by Agincourt. These financial statements have been prepared based on AIFRS.

6.2 INCOME STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2006

	6 months ended 31 December 2006 $'000
Revenues from continuing operations	**32,075**
EBITDA	**1,985**
Equity accounted profit/(loss)	–
Depreciation and amortisation	(19,824)
EBIT	**(17,839)**
Interest revenue	536
Finance costs	(165)
Profit before income tax	**(17,468)**
Income tax expense	–
Profit from continuing operations	**(17,468)**
Profit from discontinued operations	6,742
Profit/(loss) for the period	**(10,726)**
Attributable to:	
Equity holders of the parent	(10,543)
Minority interest	(183)
Profit/(loss) for the period*	**(10,726)**

*Foreign exchange differences of $4.3 million were recognised directly for the six months ended 31 December 2006.

6.3 STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED 31 DECEMBER 2006

	Inflows/(Outflows) $'000
Cash flows from operating activities:	
Receipts from customers (inclusive of GST)	32,215
Payments to suppliers and employees (inclusive of GST)	(33,568)
Interest received	377
Interest paid	–
Income tax paid	–
Net cash inflow/(outflow) from operating activities:	**(976)**
Cash flows from investing activities:	
Payments for exploration and evaluation	(5,964)
Payments for property, plant and equipment and development	(16,390)
Proceeds from sale of property, plant and equipment and development	35
Payments for purchase of investments	(113,156)
Proceeds from sale of investments	11,483
Net cash inflow/(outflow) from investing activities:	**(123,992)**
Cash flows from financing activities:	
Gross proceeds from issues of shares	150,172
Payment of share issue costs	(8,827)
Proceeds from borrowings	–
Transaction costs – borrowings	–
Advances of borrowings	–
Repayment of borrowings	(446)
Dividends paid to company's shareholders	–
Funds advanced to employees	16
Net cash inflow/(outflow) from financing activities:	**140,915**
Net increase/(decrease) in cash and cash equivalents	**15,947**
Cash and cash equivalents at 1 July 2006	3,758
Effects of exchange rate changes on cash and cash equivalents	(261)
Cash and cash equivalents at the end of the financial year	**19,444**

6.4 BALANCE SHEET AS AT 31 DECEMBER 2006

	As at 31 December 2006 $'000
Current assets	
Cash and cash equivalents	19,444
Receivables	6,454
Inventories	7,044
Derivative financial instruments	–
Assets held for sale	–
Other	–
Total current assets	32,942
Non-current assets	
Receivables	764
Available for sale financial assets	–
Other financial assets	–
Investments accounted for using the equity method	55
Property, plant and equipment	177,641
Purchase consideration to be allocated after purchase	–
Deferred tax assets	–
Derivative financial instruments	–
Other	–
Total non-current assets	178,460
Total assets	211,402
Current liabilities	
Trade and other payables	30,711
Interest bearing liabilities	6,665
Current tax liabilities	–
Provisions	1,490
Other financial liabilities	–
Total current liabilities	38,866
Non-current liabilities	
Trade and other payables	–
Interest bearing liabilities	552
Deferred tax liabilities	–
Provisions	9,677
Total non-current liabilities	10,229
Total liabilities	49,095
Net assets	162,307
Equity	
Equity attributable to equity holders of the parent	159,882
Minority interest	2,425
Total equity	162,307

6.5 EVENTS IMPACTING AGINCOURT SINCE ITS LAST REPORTING DATE

Oxiana is not aware of any matter or circumstance that has arisen between 31 December 2006 and the date of this Bidder's Statement which would significantly affect the financial position of Agincourt presented in this Bidder's Statement.

7. THE COMBINED ENTITY

7.1 IMPORTANT INFORMATION

Presentation of pro forma and abbreviated financial information.

This section provides an overview of the effects of the transaction on Oxiana. It includes summary extracts from the financial statements of Oxiana for the year ended 31 December 2006 and the financial statements of Agincourt for the six months ended 31 December 2006 and an unaudited pro forma consolidated balance sheet of the consolidated Combined Entity (which assumes Oxiana acquires 100% of Agincourt Shares) after completion of the transaction as at 31 December 2006. This section also sets out information regarding:

(i) General assumptions underlying the preparation of the Combined Entity's pro forma balance sheet; and

(ii) Other relevant accounting considerations.

The financial information is provided for illustrative purposes only and has been prepared on an abbreviated basis. It does not contain all the disclosures usually provided in an annual report in accordance with the Corporations Act. This document does not include forecasts or projections for revenue or profit in relation to the Combined Entity. Oxiana believes that the inclusion of financial forecasts would be unduly speculative and potentially misleading for Agincourt Shareholders, particularly due to the effect that variations in the price of gold and exchange rates may have on future earnings performance.

For the purpose of preparing the unaudited pro forma balance sheets as at 31 December 2006, Oxiana has utilised:

(i) Agincourt's balance sheet as at 31 December 2006 extracted from its half year financial report of Agincourt for the period ended 31 December 2006 which was released to ASX on 22 February 2007; and

(ii) Oxiana's balance sheet as at 31 December 2006 extracted from its financial results for the year ended 31 December 2006, which were released to ASX on 22 February 2007.

Pro forma adjustments and assumptions have been made to present the balance sheet as at 31 December 2006. Acquisition accounting entries have then been made, consistent with the terms of the Offer and the assumptions set out in section 7.3 below, in order to arrive at an unaudited pro forma consolidated balance sheet of the Combined Entity as at 31 December 2006.

Oxiana will undertake a comprehensive assessment of the fair value of the assets and liabilities acquired after the Offer has been completed.

The pro forma balance sheet is indicative only. Oxiana has drawn its conclusions based on the known facts and other information publicly available. If the facts, circumstances, assumptions or other information should prove to be different to that described, the conclusions may change accordingly.

All adjustments have been made in accordance with AIFRS.

7.2 PRO FORMA BALANCE SHEET

The following pro forma balance sheet should be read in conjunction with section 7.3.

	Oxiana 31 December 2006 $'000	Agincourt 31 December 2006 $'000	Adjustments $'000	Combined Entity 31 December 2006 $'000
Current assets				
Cash and cash equivalents	670,851	19,444	(85,685)[1]	604,610
Receivables	33,309	6,454	–	39,763
Inventories	71,393	7,044	–	78,437
Derivative financial instruments	1,017	–	–	1,017
Assets held for sale	–	–	–	–
Other	2,769	–	–	2,769
Total current assets	**779,339**	**32,942**	**(85,685)**	**726,596**
Non-current assets				
Receivables	–	764	–	764
Available for sale financial assets	14,802	–	–	14,802
Other financial assets	–	–	–	–
Investment accounted for using the equity method	6,591	55	–	6,646
Property, plant and equipment	931,937	177,641	–	1,109,578
Purchase consideration to be allocated after purchase	–	–	271,600[2]	271,600
Deferred tax assets	5,576	–	–	5,576
Derivative financial instruments	1,140	–	–	1,140
Other	–	–	–	–
Total non-current assets	**960,046**	**178,460**	**271,600**	**1,410,106**
Total assets	**1,739,385**	**211,402**	**185,915**	**2,136,702**
Current liabilities				
Trade and other payables	106,055	30,711	–	136,766
Interest bearing liabilities	207,946	6,665	(481)[3]	214,130
Current tax liabilities	87,053	–	–	87,053
Provisions	8,613	1,490	–	10,103
Other financial liabilities	–	–	–	–
Total current liabilities	**409,667**	**38,866**	**(481)**	**448,052**
Non-current liabilities				
Trade and other payables	–	–	–	–
Interest bearing liabilities	219,674	552	–	220,226
Deferred tax liabilities	62,812	–	–	62,812
Provisions	42,652	9,677	–	52,329
Total non-current liabilities	**325,138**	**10,229**	**–**	**335,367**
Total liabilities	**734,805**	**49,095**	**(481)**	**783,419**
Net assets	**1,004,580**	**162,307**	**(186,396)**	**1,353,283**

7.2 PRO FORMA BALANCE SHEET continued

	Oxiana 31 December 2006 $'000	Agincourt 31 December 2006 $'000	Adjustments $'000	Combined Entity 31 December 2006 $'000
Equity				
Equity attributable to equity holders of the parent	1,004,580	159,882	186,396[4]	1,350,858
Minority interest	–	2,425	–	2,425
Total equity	1,004,580	162,307	186,396	1,353,283

[1] See section 7.3 (ii) and (iv)
[2] See section 7.3 (i)
[3] See section 7.3 (i)
[4] See section 7.3 (i)

7.3 KEY ASSUMPTIONS USED TO COMPILE THE PRO FORMA BALANCE SHEET

The key assumptions applied in compiling the Combined Entity pro forma balance sheet are:

(i) **Increase in Oxiana Shareholder equity**
Shareholder's equity will increase for the issue of Oxiana Shares pursuant to the Offer (including in relation to the Agincourt Shares assumed to be issued upon conversion of the Newmont convertible note) and for the acceptance of the Option Offer for Agincourt Options. Assuming all Agincourt Shareholders accept the Offer and all Agincourt Optionholders accept the Option Offer, 142,789,242 new Oxiana Shares will be issued (see section 4.3 for further detail). Based on Oxiana's closing share price of $2.96 at 25 January 2007 (being the day prior to the announcement of the Offer), issued share capital will increase by $422.7 million. This is reduced by the Oxiana final dividend for 2006 of $76.4 million (see paragraph (iv) below), to result in a pro forma adjustment of $186.4 million. Therefore, this adjustment is made up of a purchase consideration of $271.6 million, plus the assumed conversion of the Newmont convertible note ($0.481 million) and less the Oxiana final dividend ($76.4 million) and transaction costs of $9.8 million. Movements in the Oxiana Share price between 25 January 2007 and the date of acquisition will have an impact on the total cost of equity of the Combined Entity determined at acquisition, and the allocation to items within the pro forma balance sheet.

(ii) **Decrease in cash due to transaction costs**
Cash will decrease to reflect the estimated transaction costs expected to be incurred by Oxiana and Agincourt in relation to the Offer. Assuming the Offer is successful, the transaction costs for the Combined Entity are estimated at $9.3 million, giving rise to a pro forma adjustment.

(iii) **Tax losses – deferred tax adjustment**
The tax losses of Agincourt have not been recognised in the pro forma balance sheet of the Combined Entity because of insufficient certainty as to the ability of the Combined Entity to access these losses in the future.

(iv) **Oxiana 2006 final dividend**
On 22 February 2007, Oxiana announced a 5 cent dividend per Oxiana Share for the 2006 financial year. On the basis Agincourt Shareholders become registered holders of Oxiana Shares by the dividend Record Date (being 17 April 2007), the amount of the 2006 final dividend will be approximately $76.4 million, assuming all dividends are paid in cash.

7.4 CONSISTENCY OF ACCOUNTING POLICIES BETWEEN OXIANA AND AGINCOURT

Based on the Agincourt information which is publicly available, it appears that the accounting policies of Agincourt are broadly consistent with those of Oxiana, although Agincourt has adopted additional policies in relation to the treatment of gold hedging contracts and capitalising waste rock stripping costs using a life of mine stripping ratio, whereas Oxiana has no stated policies in relation to these two areas. In addition, Oxiana has adopted tax consolidation, whereas Agincourt has not.

As noted in section 3.2, upon successful completion of the Offer, Oxiana intends to change Agincourt's balance sheet date from 30 June to 31 December and to conduct a review of Agincourt's accounting policies. To the extent that this review identifies differences between Oxiana's and Agincourt's accounting policies, it is expected that this will result in the adoption of Oxiana policies. No change in accounting policy is assumed for the purposes of the pro forma consolidated accounts.

PART G RISK FACTORS



RISK FACTORS

8. RISK FACTORS

8.1 OVERVIEW

Agincourt Shareholders who accept the Offer will become shareholders in Oxiana. The financial performance and operations of Oxiana's businesses, the price of Oxiana Shares and therefore the returns received by Oxiana Shareholders, will be influenced by a range of factors. Some of these factors can be mitigated by the use of safeguards and appropriate commercial action. However, many of these factors are beyond the control of Oxiana and the Oxiana Board.

This section describes certain risk factors associated with an investment in Oxiana. This section does not take into account the investment objectives, financial situation or particular needs of Agincourt Shareholders and is not exhaustive. Agincourt Shareholders should consider carefully these risk factors and the other information contained in this Bidder's Statement, consider their personal circumstances (including financial and taxation issues) and seek independent professional advice before deciding whether to accept the Offer.

8.2 INVESTMENT RISK

Agincourt Shareholders should be aware that there are risks associated with an investment in shares quoted on a stock exchange. Share price movements could affect the value of the consideration paid under the Offer and the value of any investment in Oxiana. The value of Oxiana Shares can be expected to fluctuate depending on various factors including general worldwide economic conditions, changes in government policies, investor perceptions, movements in interest rates and stock markets, and movements in commodity prices, as well as the performance of Oxiana, including variations in the revenues and operating costs of Oxiana, and the cost of capital replacement which Oxiana may in the future require. There is no guarantee of profitability, dividends, return of capital, or the price at which the Oxiana Shares will trade on ASX after completion of the Offer. The past performance of Oxiana is not necessarily an indication as to future performance of Oxiana or of the Combined Entity as the trading price of Oxiana Shares can go up or down.

8.3 GENERAL ECONOMIC CONDITIONS

Risk factors which are outside the control of Oxiana could impact on the Combined Entity's revenues, operating costs, profit margins and share price. These include:

- movements in the Australian dollar, and those foreign currencies applicable in the regions where Oxiana operates, and world commodity prices;
- economic conditions in Australia and overseas;
- movements in domestic and international interest rates and share markets;
- recommendations by brokers and analysts;
- investor perceptions;
- expectations regarding inflation;
- change in government fiscal, monetary and regulatory policies;
- global geo-political events and hostilities and acts of terrorism;
- fluctuations in the global demand and market prices for commodities, particularly copper, zinc and gold from which the Combined Entity will derive most of its revenues; and
- increases in the cost of supplies, raw materials, capital and operating equipment can adversely impact operating and capital costs.

8.4 BUSINESS RISKS OF THE COMBINED ENTITY

ESTIMATES OF RESERVES, MINERAL DEPOSITS AND PRODUCTION COSTS

Although the Reserve and Resource estimates for Oxiana's existing mineral properties have been carefully prepared by Oxiana or, in some instances, have been prepared, reviewed or verified by independent mining experts or experienced mining operators, these amounts are estimates only and no assurance can be given that any particular level of recovery of minerals from the Combined Entity's Reserves will in fact be realised or that an identified Resource will ever qualify as a commercially mineable (or viable) deposit that can be economically exploited. Estimates of Reserves, Resources and production costs can also be affected by such factors as environmental regulations, weather, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to Reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and results of operations. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. Material changes in Reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

EXPLORATION AND DEVELOPMENT RISK

The Combined Entity's investments will include exploration and development related to gold and silver in Indonesia (through the Martabe Project), the development of the Prominent Hill gold and copper project in Australia, and exploration and possible development of other projects in Australia and overseas. Exploration and development activities, including those at Prominent Hill and the Martabe Project, may be affected by factors beyond the Combined Entity's control, including geological conditions, mineralisation, consistency and predictability of ore grades and commodity prices. Unexpected geological or mining conditions, equipment or service failures, industrial relations, health and safety concerns and weather conditions may also adversely affect development of a mine. Furthermore, any discovery of a mineral deposit does not guarantee that the mining of that deposit would be commercially viable, the size of the deposit, development and operating costs, commodity prices and recovery rates all being key factors in determining commercial viability. The Combined Entity may also be exposed to risks associated with the financial failure or default by a participant in any of the exploration or development joint ventures or other contractual relationships to which the Combined Entity is, or may become, a party. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up, which delay the commencement of mineral production. Accordingly, there is no assurance that the Combined Entity's future exploration and development activities will result in profitable mining operations.

RISKS SPECIFIC TO THE COMBINED ENTITY'S INVESTMENT IN NOVA

The value of the Combined Entity's investment in Nova will be subject to the types of risks described above as well as specific risks associated with direct investment in uranium exploration and mining activities, including:

- The risk that the necessary government approvals may not be granted, or may be the subject of continuing delays. Uranium mining is currently not permitted in Western Australia under the current State Government. In other States of Australia and countries uranium exploration and mining is heavily regulated;
- Environmental and safety issues; and
- Uranium price risk. The uranium price which is currently trading at record highs may fall to levels which make the extraction of uranium at Nova's proposed mining operations uneconomic.

OPERATING AND UNINSURED RISKS

The Combined Entity's exploration, mining and processing operations are subject to many factors that can cause material delays, material increases in operating costs for varying lengths of time, or result in damage to and destruction of, mineral properties or production facilities, personal injury, environmental damage and legal liability. These factors include weather and natural disasters, mechanical failure of operating plant and equipment, general unanticipated operational and technical difficulties, cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals, industrial action and the use of contractors including contract miners. Oxiana has insurance to protect itself against certain risks. However, Oxiana may become subject to liability for risks that it cannot insure against or that it may elect not to insure against because of high premium costs or other reasons, which may have a material adverse effect on its financial condition and the results of operations.

COUNTRY RISK

The Combined Entity will have investments located in countries other than Australia, including Laos, Indonesia and other parts of Asia. There are risks beyond the Combined Entity's control associated with investments, mineral exploration, mine development and mining in foreign countries which may adversely affect the businesses of the Combined Entity or which may prevent the Combined Entity from successfully operating a project and recovering its investment and financial return. These risks include:

- Health and safety issues, including, civil instability, terrorism, religious, ethnic, tribal issues, standard of living and wealth distribution, crime, external threats, health standards and facilities;
- Issues associated with the business and regulatory environment and changes to that environment, including, political stability, government policy changes, sovereignty of assets and expropriation, the ability to repatriate funds, excessive bureaucracy, corruption, the quality, comprehensiveness and stability of the legal regime, taxation and royalties, land access, environmental regulation and the effectiveness of the judiciary; and
- An adverse change in attitude towards investment by the host government and community (including activity by non-governmental organisations) or changes in government.

TITLE

The Combined Entity's properties and mineral claims (whether held by or on behalf of the Combined Entity by joint venturers) may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Accordingly, other parties could possibly dispute Oxiana's title to its mining rights and other interests. Title to interests in foreign countries is subject to the country risks outlined above.

Native title claims may exist over exploration and mining tenements held by the Combined Entity in Australia. The existence or declaration of native title may affect the existing or future activities of the Combined Entity and impact on its ability to develop projects and its operational and financial performance. Oxiana Prominent Hill Pty Ltd has entered into a Mining Native Title Agreement with native title claimants over the Prominent Hill Project area. Oxiana cannot guarantee that there will not be further native title claims or native title determinations in relation to the Prominent Hill area.

Oxiana's right to explore and mine Sepon is under the MEPA with the Lao Government. Agincourt's right to explore, develop and mine Martabe is through a sixth generation Contract of Work with the Indonesian government. If the Combined Entity fails to comply with its obligations under these agreements they may be terminated. It is also possible that government policy regarding foreign investment may change and governments may seek to impose new laws, taxes or regulations on exploration and mining projects in breach of these agreements and while the Combined Entity will have recourse to arbitration under these agreements, it may find it difficult to enforce arbitral awards against the governments.

ENVIRONMENTAL RISKS

The Combined Entity's exploration and mining operations are subject to extensive environmental laws and regulations. Environmental standards are imposed by the MEPA with the Lao Government, the Contract of Work with the Indonesian Government and other Indonesian laws and regulations and in finance approvals. Mining operations at Golden Grove, Prominent Hill and Wiluna are subject to Australian environmental laws. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted.

While Oxiana believes that it is currently in substantial compliance at its operations, there can be no assurance in relation to the operations of the Combined Entity nor that it will not incur significant costs to comply with existing or new legislation or permits. Non-compliance with environmental laws could result in a cessation of production and in substantial liabilities. Such liabilities could have a material adverse effect on the Combined Entity's financial condition and performance.

COMMODITY PRICE RISK AND EXCHANGE RATE RISK

The Combined Entity will generate revenue from the sale of commodities including, copper, zinc, gold, silver and lead. The prices for each commodity are determined predominantly by world markets, which are affected by numerous factors outside the Combined Entity's control.

The Combined Entity will generate the majority of its revenues in US dollars. Accordingly, the amount of Australian dollar revenue generated by the Combined Entity to pay dividends and Australian dollar operating costs fluctuates with changes in the A$:US$ exchange rate. Changes in that exchange rate are outside the Combined Entity's control.

To mitigate against commodity price risks, Oxiana, through its subsidiary company Lane Xang Minerals Limited, has purchased gold put options which give the entity the right, but not the obligation, to sell a proportion of forecast gold production from the Sepon mine at a fixed price on a number of fixed dates in the future.

CURRENCY RISK

Oxiana is an Australian corporation that reports its financial statements in Australian dollars while substantially all of Oxiana's revenue, costs and liabilities are in foreign currencies, particularly the US Dollar. Oxiana does not hedge against currency risk. Accordingly, movements in foreign exchange rates can adversely or beneficially affect Oxiana's results of operations.

HEDGING RISK

Oxiana, through its subsidiary company Lane Xang Minerals Limited, has entered into interest rate swap hedging transactions to fix the cost of borrowing for a proportion of the entity's floating rate debt at an interest rate which is below the spot interest rate at the date of this Bidder's Statement. There is a risk that these hedges could adversely affect the operating performance of the Sepon mine.

Agincourt has entered into commodity hedging transactions to fix the gold price at prices which are below the spot gold price at the date of this document. There is a risk that Wiluna may not be able to deliver into all of these hedges if, for example, there is a production shortage or an insufficient quantity of Reserves are able to be mined or Resources translated into Reserves, which could adversely affect the operating performance of the Wiluna mine.

INTEREST RATE RISK

Businesses that borrow money are potentially exposed to adverse interest rate movements that may affect the cost of borrowing, which in turn would impact on earnings, and increase the financial risk inherent in those businesses. Whilst this risk may be reduced through interest rate hedging, such as interest rate swaps or other mechanisms, there is sometimes residual exposure.

FINANCING

Securing funding for projects or other forms of financing for the Combined Entity's operations may depend on a number of factors, including commodity prices, interest rates, economic conditions, share market conditions and country risk issues. Inability to obtain financing or refinancing or other factors could cause delays in developing properties (such as the Martabe Project) or increase financing costs and, thus, adversely affect the financial condition and performance of Oxiana.

DIVIDENDS

Future dividends will be assessed subject to profits, cash flow and capital requirements. There can be no guarantee as to the likelihood, timing or quantum of future dividends from the Combined Entity.

8.5 RELIANCE ON KEY PERSONNEL

A number of key management and personnel are important to attaining the business goals of Oxiana and the Combined Entity. One or more of these key employees could leave their employment, and this may adversely affect the ability of the Combined Entity to conduct its business and, accordingly, affect the financial performance of the Combined Entity and its share price.

8.6 GROWTH

Oxiana will continue to seek to grow the Combined Entity both organically and through new investment opportunities. There are always risks that the benefits, synergies or efficiencies expected from such investments or growth opportunities may take longer than expected to be achieved or may not be achieved at all. Any investments pursued could, for a variety of reasons, have a material adverse effect on the Combined Entity. Growth also brings substantial demands on management. The Oxiana Board applies its experience to the evaluation and financing of new opportunities to determine whether the expected risks and rewards of these opportunities meets Oxiana's requirements and its strategies for diversification of risk and capital return. The operating results of the Combined Entity will largely depend on the ability of the Oxiana Board to make sound investment decisions.

8.7 LITIGATION

As with any company, the Combined Entity is exposed to risks of litigation which may have a material adverse effect on the Combined Entity. The Combined Entity could become exposed to litigation from employees, regulators or third parties. To the extent that such risks are not covered by insurance, an adverse outcome in litigation or the cost of responding to potential or actual litigation may have a material adverse impact on the financial performance of the Combined Entity.

8.8 RISK FACTORS THAT ARISE FROM THE OFFER

ACQUISITION OF LESS THAN 100% OF AGINCOURT SHARES

Although the Offer is conditional on Oxiana Agincourt Holdings becoming entitled to compulsory acquisition and Oxiana Agincourt Holdings has no present intention to waive this condition, it is possible that Oxiana Agincourt Holdings will acquire less than 100%, of Agincourt Shares under the Offer. The impact on the Combined Entity of Oxiana Agincourt Holdings acquiring less than 100% of Agincourt Shares will depend on the ultimate level of ownership acquired but, in any event, the existence of a minority interest in Agincourt may have an impact on the Combined Entity's capacity to realise synergies from the acquisition of Agincourt.

If, after the Offer, Oxiana Agincourt Holdings does not hold 80% or more of the Agincourt Shares, Agincourt Shareholders who sold their shares into the Offer will be unable to elect scrip for scrip rollover. This means that for those Australian resident shareholders for income tax purposes who hold their Agincourt Shares on capital account and who would make a gain on disposal of their Agincourt Shares will be unable to disregard the gain and a capital gain would crystallise at the time of sale of their Agincourt Shares. A general summary of the tax consequences to Australian resident holders of Agincourt Shares as a result of accepting the Offer is set out in section 18.

ISSUE OF OXIANA SHARES AS CONSIDERATION

Oxiana will issue a significant number of Oxiana Shares to Agincourt Shareholders accepting the Offer and in addition, will issue further Oxiana Shares to holders of Agincourt Options who accept the Option Offer. Some Agincourt Shareholders may not wish to retain the Oxiana Shares and may subsequently sell them on ASX. If such sales are substantial, there may be an over supply of the Oxiana Shares which may have an adverse effect on the market price of the Oxiana Shares while any over supply persists.

CHANGE IN CONTROL RISK

As the Offer may result in a change in control of Agincourt, there could be adverse consequences for the Combined Entity. For example, contracts to which Agincourt is a party may be subject to review or termination in the event of a change of control.

INTEGRATION OF AGINCOURT

Integrating two entities of the size of Oxiana and Agincourt may produce some risks, including difficulties in integrating management and information systems in an efficient and timely manner, and the possible loss of knowledge of the businesses. However, Oxiana believes that such risks can be effectively managed throughout the integration process.

LIMITED DUE DILIGENCE

In preparing the information in the Bidder's Statement on Agincourt, including the pro forma financial information, Oxiana has relied on information provided by Agincourt. As only limited due diligence was able to be carried out on Agincourt from public databases and the information made available to Oxiana by Agincourt, risks may exist of which Oxiana is unaware. If any material risks are known to the directors of Agincourt, they will need to be disclosed in the Target's Statement to be issued by Agincourt.

PART H THE TERMS OF THE OFFER


6,3t

THE TERMS OF THE OFFER

9. THE OFFER

9.1 OFFER FOR YOUR AGINCOURT SHARES

Oxiana Agincourt Holdings is making an offer to acquire all of your Agincourt Shares on the terms and subject to the conditions set out in this Part H.

You may accept the Offer only in respect of all (not some only) of your Agincourt Shares.

The Offer extends to any person who becomes registered or entitled to be registered as the holder of Agincourt Shares during the period from the Register Date (22 February 2007) to the end of the Offer Period.

The Offer is dated 26 February 2007.

9.2 OFFER INCLUDES RIGHTS ATTACHING TO AGINCOURT SHARES

Oxiana Agincourt Holdings will be entitled to all Rights in respect of Agincourt Shares which it acquires under the Offer. If any Rights are received by you and such documents as may be necessary to vest title to those Rights in Oxiana Agincourt Holdings are not passed on to Oxiana Agincourt Holdings, or the benefit of those Rights are not passed on to Oxiana Agincourt Holdings, Oxiana Agincourt Holdings may reduce the consideration payable to you under the Offer by the amount (or value, as reasonably assessed by Oxiana Agincourt Holdings) of those Rights.

9.3 CONSIDERATION

If you accept the Offer and the Defeating Conditions are fulfilled or waived you will receive 0.65 Oxiana Shares for each of your Agincourt Shares to which your acceptance relates.

9.4 INELIGIBLE FOREIGN SHAREHOLDERS

If, at the time the Offer is made to you, you are an Ineligible Foreign Shareholder, you will not receive Oxiana Shares. Instead, you will receive a cash amount determined in accordance with section 14.6.

9.5 ROUNDING OF OXIANA SHARES

If you become entitled to a fraction of one Oxiana Share, that fraction shall be rounded to the nearest whole number of Oxiana Shares on the following basis:

- In the event the fraction is 0.5 or more of an Oxiana Share, the number of Oxiana Shares will be rounded up to the nearest whole Oxiana Share.
- In the event the fraction is less than 0.5 of an Oxiana Share, the number of Oxiana Shares will be rounded down to the nearest whole Oxiana Share.

9.6 RANKING OF OXIANA SHARES

The consideration offered by Oxiana Agincourt Holdings under the Offer is Oxiana Shares. The Oxiana Shares to be issued under the Offer will in all respects rank equally with all other Oxiana Shares currently on issue.

9.7 OFFICIAL QUOTATION OF OXIANA SHARES

Oxiana has been admitted to the official list of ASX and Oxiana Shares are traded on ASX. Oxiana Shares of the same class as those to be issued as consideration under the Offer have been granted official quotation by ASX.

An application will be made to ASX within seven days after the date of this Bidder's Statement for the granting of official quotation of the Oxiana Shares to be issued as consideration under the Offer.

10. OFFER PERIOD

The Offer commences on the date the first of the Bidder's Statements is sent to Agincourt Shareholders, which is expected to be [27 February 2007], and will remain open for acceptance until 7.00pm (Melbourne time) on [30 March 2007], unless the Offer is withdrawn or extended in accordance with the Corporations Act.

Oxiana Agincourt Holdings expressly reserves its right under section 650C of the Corporations Act, exercisable in its sole discretion, to extend the period during which the Offer remains open for acceptance or otherwise to vary the Offer in accordance with the Corporations Act.

If, within the last seven days of the Offer Period the Offer is varied to improve the consideration offered or if within the last seven days of the Offer Period Oxiana Agincourt Holdings' voting power in Agincourt increases to more than 50%, then in either case the Offer Period will be automatically extended in accordance with section 624(2) of the Corporations Act, so that it ends 14 days after the relevant event.

If the Offer is declared, or becomes, free from all Defeating Conditions within the last seven days of the Offer Period, then subject to and in accordance with the Corporations Act, Oxiana Agincourt Holdings will extend the Offer Period by a period of at least seven days.

11. HOW TO ACCEPT THE OFFER

11.1 ACCEPT FOR ALL OF YOUR AGINCOURT SHARES

The method by which you can accept the Offer will depend on whether your Agincourt Shares are in an Issuer Sponsored Holding or a CHESS Holding. Your Agincourt Shares are in an Issuer Sponsored Holding if they are sponsored directly by Agincourt as issuer or are in a CHESS Holding if they are sponsored by a Controlling Participant (usually your broker) or if you are a Participant.

Subject to sections 12.2 and 15.3, you may accept the Offer only in respect of all of your Agincourt Shares.

You may accept the Offer at any time during the Offer Period.

11.2 CHESS HOLDINGS

If your Agincourt Shares are in a CHESS Holding, or if at the time of your acceptance you are entitled to be (but are not yet) registered as the holder of your Agincourt Shares, to accept the Offer you must comply with the ASTC Settlement Rules. To accept the Offer in respect of those Agincourt Shares:

- you should instruct your Controlling Participant (usually your broker) to initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the expiry of the Offer Period; or
- if you are a Participant you must initiate acceptance of the Offer in accordance with the ASTC Settlement Rules before the expiry of the Offer Period.

Alternatively, you may complete and sign the blue Acceptance Form in respect of those Agincourt Shares which are in the CHESS Holding in accordance with the instructions on the form and return the form, together with all other documents required by those instructions to the address indicated on the Acceptance Form. This will authorise Oxiana Agincourt Holdings to instruct your Controlling Participant to initiate acceptance of the Offer on your behalf. You must ensure that the blue Acceptance Form is received by Oxiana Agincourt Holdings in time for Oxiana Agincourt Holdings to give instructions to your Controlling Participant and your Controlling Participant to carry out those instructions before the expiry of the Offer Period. You will be taken to have completed acceptance of the Offer when your Controlling Participant initiates acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules.

11.3 ISSUER SPONSORED HOLDINGS AND OTHER HOLDINGS

If any of your Agincourt Shares are in an Issuer Sponsored Holding or if at the time of your acceptance you are entitled to be (but are not yet) registered as the holder of your Agincourt Shares, to accept the Offer in respect of those Agincourt Shares you must:

- complete and sign the pink Acceptance Form enclosed with this Bidder's Statement in accordance with the instructions on the form; and
- ensure that the pink Acceptance Form together with all other documents required by the terms of the Offer and the instructions on the form are received before the expiry of the Offer Period at one of the addresses indicated on the pink Acceptance Form.

11.4 AGINCOURT SHARES HELD IN A NUMBER OF FORMS

If your Agincourt Shares are held in different parcels in different forms, your acceptance of the Offer will require action under sections 11.2 and 11.3 in relation to the different parcels of your Agincourt Shares.

11.5 NOMINEE HOLDINGS

If your Agincourt Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should contact that nominee for assistance in accepting the Offer.

11.6 STATUS OF ACCEPTANCE FORM

The Acceptance Form which accompanies this Bidder's Statement forms part of the Offer. The instructions on an Acceptance Form must be observed in accepting the Offer. Acceptance of the Offer for Agincourt Shares held in an Issuer Sponsored Holding will be effective only when (subject to section 12.2) the properly completed Acceptance Form (together with any document required by the instructions on that form) has been delivered to the address indicated on the Acceptance Form (for the avoidance of doubt, an acceptance will only be valid once it has been physically received at the address indicated on the Acceptance Form).

Faxed Acceptance Forms will not be accepted.

The method chosen to deliver the Acceptance Form and other documents is at the risk of each accepting Agincourt Shareholder.

Please call the Oxiana Offer Information Line on 1800 757 455 (foreign callers +61 2 8280 7490) if you have any queries about the Offer or how to accept the Offer or need a replacement Acceptance Form. In accordance with legal requirements, calls to these numbers will be recorded.

12. YOUR AGREEMENT RESULTING FROM ACCEPTANCE

12.1 EFFECT OF ACCEPTANCE FORM

By accepting the Offer, or initiating acceptance of the Offer, in accordance with section 3, you will, or will be deemed to, have:

(a) accepted the Offer for all of your Agincourt Shares and irrevocably agreed to the terms and conditions of the Offer to sell all of your Agincourt Shares to Oxiana Agincourt Holdings (regardless of the number of Agincourt Shares specified in the Acceptance Form or other acceptance), subject to section 15.3;

(b) subject to the Offer being declared free from the Defeating Conditions or those conditions being fulfilled, authorised Oxiana to issue to you the Oxiana Shares you are entitled to receive under the Offer and to register your name in the Oxiana Share Register in respect of those Oxiana Shares, and agreed that you will be bound by the constitution of Oxiana;

(c) subject to the Offer being declared free from the Defeating Conditions or those conditions being fulfilled, agreed to transfer all of your Agincourt Shares to Oxiana Agincourt Holdings in accordance with the terms set out in the Offer;

(d) authorised Oxiana Agincourt Holdings (by its directors, officers, servants or agents) to complete the Acceptance Form by inserting such details as are omitted in respect of your Agincourt Shares and to rectify any errors in or omissions from the Acceptance Form (including, without limiting the generality of the foregoing, altering the number of Agincourt Shares stated to be held by you if it is otherwise than as set out in the Acceptance Form) as may be necessary to make the Acceptance Form an effective acceptance of the Offer or to enable registration of the transfer of all of your Agincourt Shares to Oxiana Agincourt Holdings;

(e) represented and warranted to Oxiana Agincourt Holdings as a fundamental condition going to the root of the contract that, both at the time of acceptance of the Offer and at the time of transfer of your Agincourt Shares to Oxiana Agincourt Holdings, your Agincourt Shares (including any Rights) are fully paid and free from all mortgages, charges, liens, encumbrances, interests of third parties of any kind (whether legal or otherwise) and restrictions on transfer of any kind and that you have full power, capacity and authority to accept the Offer and sell and transfer your Agincourt Shares (including the legal and beneficial ownership in those Agincourt Shares and any Rights);

(f) in the event that you are not legally entitled or authorised to accept the Offer and transfer and sell your Agincourt Shares, you indemnify Oxiana Agincourt Holdings against all losses, damages, costs and expenses arising from you not having been so legally entitled or authorised;

(g) irrevocably appointed Oxiana Agincourt Holdings and each of its directors, secretaries and officers severally as your true and lawful exclusive attorney, agent and proxy in your name and on your behalf, with effect from the date that the Offer, or any contract resulting from your acceptance of the Offer, becomes unconditional, with power to do all things which you could lawfully do concerning your Agincourt Shares or in exercise of any right derived from the holding of your Agincourt Shares, including (without limiting the generality of the foregoing):
  (i) attending and voting at any meeting of Agincourt Shareholders;
  (ii) demanding a poll for any vote to be taken at any meeting of Agincourt Shareholders;
  (iii) proposing or seconding any resolution to be considered at any meeting of Agincourt Shareholders;
  (iv) requisitioning the convening of any meeting of Agincourt Shareholders and convening a meeting pursuant to any such requisition (or joining with other Agincourt Shareholders to do either of those things);
  (v) notifying Agincourt that your address in the records of Agincourt for all purposes, including the dispatch of notices of meeting, annual reports and distributions, should be altered to an address nominated by Oxiana Agincourt Holdings and directing Agincourt to serve all correspondence, payments or notifications in respect of any Rights and any other communications and documents whatsoever in respect of your Agincourt Shares to Oxiana Agincourt Holdings at that address;
  (vi) executing all forms, transfers, assignments, notices, instruments (including instruments appointing a director of Oxiana Agincourt Holdings as a proxy in respect of all or any of your Agincourt Shares and a transfer form for your Agincourt Shares), proxies, consents, agreements and resolutions relating to your Agincourt Shares as may be necessary or desirable to convey your Agincourt Shares and Rights to Oxiana Agincourt Holdings;
  (vii) requesting Agincourt to register in the name of Oxiana Agincourt Holdings your Agincourt Shares which you hold on any register of Agincourt; and
  (viii) doing all things incidental or ancillary to any of the foregoing, and to have agreed that in exercising the powers conferred by that power of attorney, the attorney may act in the interests of Oxiana Agincourt Holdings as the intended registered holder and beneficial owner of your Agincourt Shares and to have further agreed to do all such acts, matters and things that Oxiana Agincourt Holdings may require to give effect to the matters the subject of this paragraph (including the execution of a written form of proxy to the same effect as this paragraph which complies in all respects with the requirements of the constitution of Agincourt) if requested by Oxiana, and agreed that this appointment, being given for valuable consideration to secure the interest acquired in your Agincourt Shares, is irrevocable and terminates only upon registration of a transfer to Oxiana Agincourt Holdings of your Agincourt Shares;

(h) represented and warranted to, and agreed with Oxiana Agincourt Holdings, that your Agincourt Shares in respect of which you have accepted the Offer will be purchased by Oxiana Agincourt Holdings with all Rights and you will execute all such instruments as Oxiana Agincourt Holdings may require for the purpose of vesting in it any such Rights;

(i) represented and warranted to Oxiana Agincourt Holdings that you do not act on behalf of any Ineligible Foreign Shareholder, unless you have:
  (i) separated all underlying Ineligible Foreign Shareholders from the non-Ineligible Foreign Shareholders using your internal electronic systems; and
  (ii) advised Oxiana Agincourt Holdings in writing of the Security Holder Reference Number or Holder Identification Number relating to Ineligible Foreign Shareholders;

(j) irrevocably authorised and directed Agincourt to pay Oxiana Agincourt Holdings or to account to Oxiana Agincourt Holdings for all Rights in respect of your Agincourt Shares subject, however, to any such Rights received by Oxiana Agincourt Holdings being accounted for by Oxiana Agincourt Holdings to you if the Offer is withdrawn or the contract formed by your acceptance of the Offer is rescinded or rendered void;

(k) except where Rights have been paid or accounted for under section 12.1 (j), irrevocably authorised Oxiana Agincourt Holdings and its directors to adjust the consideration payable to you under the Offer by the value of all Rights in respect of your Agincourt Shares as reasonably assessed by Oxiana Agincourt Holdings (or, if there is a dispute, by the chairman of ASX or his nominee). Any deduction will be made from the consideration otherwise due to you on the basis that one Oxiana Share is valued at the Oxiana Share five day VWAP to the Business Day prior to the Business Day on which Agincourt Shares commence trading on an ex-Rights basis.

If you are an Ineligible Foreign Shareholder, any such deduction will be made from the cash proceeds of the sale of your entitlement to Oxiana Shares by the Nominee;

(l) if you signed the Acceptance Form in respect of any of your Agincourt Shares in a CHESS Holding, irrevocably authorised Oxiana Agincourt Holdings:
  (i) to instruct your Controlling Participant to initiate acceptance of the Offer in respect of all such Agincourt Shares in accordance with the ASTC Settlement Rules; and
  (ii) to give any other instruction in relation to your Agincourt Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant,

  and Oxiana Agincourt Holdings shall be so authorised even though at the time of such transfer it has not paid the consideration due to you under the Offer;

(m) irrevocably authorised and directed Agincourt, to the maximum extent permitted by law, to provide all information and particulars regarding you and/or your Agincourt Shares recorded on any Agincourt register to Oxiana for the purposes of Oxiana recording your information and particulars on the Oxiana Share Register and using such information and particulars for any lawful purpose connected with your holding of Oxiana Shares;

(n) if at the time of acceptance of the Offer your Agincourt Shares are in a CHESS Holding, with effect from the date that the Offer, or any contract resulting from your acceptance of the Offer, becomes unconditional, authorised Oxiana to cause a message to be transmitted to ASTC in accordance with Rule 14.17.1 of the ASTC Settlement Rules so as to transfer your Agincourt Shares to Oxiana Agincourt Holdings' takeover transferee holding. Oxiana shall be so authorised even though at the time of such transfer it has not paid the consideration due to you under the Offer;

(o) subject to the Offer being declared free from the Defeating Conditions or those conditions being fulfilled, agreed, in the absence of a prior waiver of this requirement by Oxiana Agincourt Holdings, not to attend or vote in person at any meeting of Agincourt or to exercise or purport to exercise any of the powers conferred on Oxiana Agincourt Holdings or its nominee in section 12.1 (g);

(p) agreed to indemnify Oxiana Agincourt Holdings in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or in consequence of the transfer of your Agincourt Shares being registered by Agincourt without production of your Holder Identification Number for your Agincourt Shares; and

(q) represented and warranted to Oxiana Agincourt Holdings that, unless you have notified Oxiana Agincourt Holdings in accordance with section 15.3, your Agincourt Shares do not consist of separate parcels of Agincourt Shares.

The undertakings and authorities referred to in this section 12.1 will (unless otherwise stated herein) remain in force after you receive the consideration for your Agincourt Shares acquired by Oxiana Agincourt Holdings and after Oxiana Agincourt Holdings becomes the registered holder of them.

12.2 VALIDATION OF OTHERWISE INEFFECTIVE ACCEPTANCES

Notwithstanding sections 11.1 and 11.6, Oxiana Agincourt Holdings may at its discretion treat any Acceptance Form received before the end of the Offer Period (at an address indicated on the Acceptance Form or such other address as may be acceptable to Oxiana Agincourt Holdings) as valid or waive any requirement of section 11.1 and 11.6 in any case, but the payment of the consideration in accordance with the Offer may be delayed until any irregularity has been resolved or waived and any other documents required to procure registration have been received by Oxiana Agincourt Holdings.

13. DEFEATING CONDITIONS

13.1 DEFEATING CONDITIONS OF THE OFFER

Subject to sections 13.2 and 13.3, the Offer and any contract that results from your acceptance of the Offer is subject to the following conditions being fulfilled or waived by Oxiana Agincourt Holdings:

(a) **(Minimum acceptance)**: that during, or at the end of, the Offer Period:
  (i) Oxiana Agincourt Holdings and its associates have relevant interests in at least 90% (by number) of the Agincourt Shares; and
  (ii) Oxiana Agincourt Holdings and its associates acquire at least 75% (by number) of the Agincourt Shares that Oxiana Agincourt Holdings offers to acquire under the Offer (whether under the Offer or otherwise); and
  (iii) Oxiana Agincourt Holdings becomes entitled to compulsorily acquire all Agincourt Shares and Agincourt Options in accordance with Chapter 6A of the Corporations Act.

(b) **(No regulatory action)**: that, between the Announcement Date and the end of the Offer Period:

(i) no preliminary or final decision, order or direction is made or issued by any Regulatory Authority;

(ii) no action, proceeding or investigation is announced, commenced or threatened by any Regulatory Authority; and

(iii) no application is made to any Regulatory Authority (other than by Oxiana Agincourt Holdings or an associate of Oxiana Agincourt Holdings),

which is likely to or purports or threatens to restrain, prohibit, impede or otherwise materially adversely affect the making of the Offer, the acquisition of the Agincourt Shares by Oxiana Agincourt Holdings, the rights of Oxiana Agincourt Holdings in respect of Agincourt and the Agincourt Shares or the continued operation of the businesses of Oxiana Agincourt Holdings, Agincourt or their Subsidiaries (other than any action or decision by or application to ASIC or the Takeovers Panel in exercise of the powers or discretions conferred by the Corporations Act);

(c) **(No material adverse change)**: that, between the Announcement Date and the end of the Offer Period:

(i) no act, fact, matter, event or circumstance occurs, is announced, becomes public or otherwise becomes known to Oxiana Agincourt Holdings, which has, will or is reasonably likely to result in a material adverse change in or in relation to Agincourt, a Subsidiary of Agincourt or the assets, liabilities, structure, operation, business, financial or trading position or performance, profitability or prospects of Agincourt or its Subsidiaries, other than any act, fact, matter, event or circumstance known to Oxiana Agincourt Holdings or fairly disclosed in writing by Agincourt to Oxiana Agincourt Holdings prior to the Announcement Date;

(ii) Oxiana Agincourt Holdings does not become aware that any document filed by or on behalf of Agincourt with any Regulatory Authority prior to the Announcement Date contains a material inaccuracy or is misleading (whether by omission or otherwise) in a material respect; and

(iii) without limiting paragraph (i), no person exercises or purports to exercise, or states an intention to exercise, any rights under any provision of any agreement or other instrument to which Agincourt or any Subsidiary of Agincourt is a party, or by or to which Agincourt or any Subsidiary of Agincourt or any of its assets may be bound or subject, which has or will or is reasonably likely to have a material adverse effect on Agincourt, a Subsidiary of Agincourt or the assets, liabilities, structure, operation, business, financial or trading position or performance, profitability or prospects of Agincourt or its Subsidiaries, including as a result of:

(A) any monies borrowed by Agincourt or any Subsidiary of Agincourt being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or instrument;

(B) any such agreement or other instrument being terminated or modified or any action being taken or arising there under;

(C) the interest of Agincourt or any Subsidiary of Agincourt in any firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated, modified or required to be transferred or redeemed; or

(D) the business of Agincourt or any Subsidiary of Agincourt with any other person being adversely affected,

as a result (directly or indirectly) of the acquisition or proposed acquisition of Agincourt Shares by Oxiana Agincourt Holdings.

(d) **(No disposal of Nova)**: that, between the Announcement Date and the end of the Offer Period, Agincourt does not dispose of, assign, transfer, encumber, grant any option over or in respect of, declare itself trustee of or otherwise deal with, dispose of or enter into any agreement, arrangement or understanding in respect of the shares held by Agincourt as at the Announcement Date in Nova.

(e) **(No material transactions)**: that, except in accordance with any public announcement by Agincourt before the Announcement Date, none of Agincourt nor any of its Subsidiaries does any of the following between the Announcement Date and the end of the Offer Period:

(i) other than in the ordinary course of its or their business, purchases or otherwise acquires, sells or otherwise disposes of, or offers or agrees to purchase, acquire, sell or dispose of, any property or assets (or any right, title or interest therein) the total consideration for which, or value of which, exceeds or would exceed $500,000 in aggregate;

(ii) other than in the ordinary course of its or their business, enters into, or offers or agrees to enter into, any other agreement, arrangement, joint venture, partnership or other commitment of any kind which would require expenditure, or the foregoing of revenue, of an amount which exceeds or would exceed $500,000 in aggregate;

(iii) declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Agincourt Shareholder;

(iv) amends its constitution or the terms of issue of any Agincourt Shares, Agincourt Options or other options or convertible securities; or

(v) resolves or announces an intention to do any of the things referred to in paragraphs (i) to (iv) above.

(f) **(No Prescribed Occurrences)**: that, between the Announcement Date and the end of the Offer Period, none of the events listed in sections 652C(1)(a) to (h) of the Corporations Act inclusive and 652C(2)(a) to (e) of the Corporations Act inclusive occur (other than the issue of Agincourt Shares pursuant to the exercise or conversion of Agincourt Options or other securities which had been issued and notified to ASX prior to the Announcement Date).

(g) **(Stock and financial markets)**: that, between the Announcement Date and the end of the Offer Period:
   (i) the S&P/ASX Index 200 does not fall below 4875 for a period of 3 or more consecutive Business Days; or
   (ii) the price of gold (as determined by the London pm fix) does not fall below US$550/oz for a period of 3 consecutive Business Days.

13.2 SEPARATE DEFEATING CONDITIONS FOR BENEFIT OF OXIANA AGINCOURT HOLDINGS

Each of the conditions set out in section 13.1 is a separate and distinct condition, and shall not be taken to limit the meaning or effect of any other condition.

Subject to the provisions of the Corporations Act, Oxiana Agincourt Holdings alone shall be entitled to the benefit of the conditions in section 13.1 and any non-fulfilment of such conditions may be relied upon only by Oxiana Agincourt Holdings.

13.3 NATURE OF DEFEATING CONDITIONS

Each of the conditions set out in section 13.1 is a condition subsequent. The breach or non-fulfilment of any condition subsequent does not prevent a contract to sell your Agincourt Shares resulting from your acceptance of the Offer, but if:

- Oxiana Agincourt Holdings has not declared the Offer to be free from the conditions in section 13.1 before the date applicable under subsection 650F(1) of the Corporations Act; and
- the conditions in section 13.1 have not been fulfilled at the end of the Offer Period,

all contracts resulting from the acceptance of the Offer and all acceptances that have not resulted in binding contracts are void. In such case, Oxiana Agincourt Holdings will:

- return all documents forwarded by you to the address shown in the Acceptance Form; and
- notify ASTC of the lapse of the Offer in accordance with Rule 14.19 of the ASTC Settlement Rules.

13.4 NOTICE DECLARING OFFER FREE OF DEFEATING CONDITIONS

Subject to section 13.1 and to section 650F of the Corporations Act, Oxiana Agincourt Holdings may, at any time in its sole discretion, declare the Offer free from any or all of the Defeating Conditions generally or in relation to any specific occurrence or any specific entity by giving notice in writing to Agincourt:

- in relation to a condition relating to an event or circumstance referred to in subsection 652C(1) or (2) of the Corporations Act, not later than three Business Days after the end of the Offer Period; and
- in relation to any other condition in section 13.1, not later than seven days before the end of the Offer Period.

13.5 NOTICE PUBLICATION DATE

The date for giving the notice on the status of the conditions required by section 630(3) of the Corporations Act is 23 March 2007 (subject to extension in accordance with section 630(2) of the Corporations Act if the Offer Period is extended).

13.6 STATUTORY CONDITION

The Offer and any contract that results from your acceptance of the Offer are subject to a condition that permission for admission to official quotation by ASX of the Oxiana Shares to be issued pursuant to the Offer is granted no later than seven days after the end of the Offer Period. If this condition is not fulfilled, all contracts resulting from the acceptance of the Offer will be automatically void.

14. PROVISION OF CONSIDERATION

14.1 WHEN YOU WILL RECEIVE THE CONSIDERATION

Subject to sections 12.2, 13.1, 13.2, 13.3 and 6 and to the Corporations Act, if you accept the Offer, Oxiana will allot the consideration due to you under the Offer on or before the earlier of:

- the day one month after you accept the Offer or, if the Offer is subject to a Defeating Condition when accepted, one month after the contract resulting from your acceptance becomes unconditional; and
- the day 21 days after the end of the Offer Period.

However, Oxiana has agreed to use its best endeavours to ensure you receive the Oxiana Shares within 14 days after the end of the Offer Period.

14.2 ACCEPTANCE FORM REQUIRES ADDITIONAL DOCUMENTS

Where documents are required to be given to Oxiana Agincourt Holdings with your acceptance to enable Oxiana Agincourt Holdings to become the holder of your Agincourt Shares (such as a power of attorney):

(a) if the documents are given with your acceptance, Oxiana Agincourt Holdings will provide payment in accordance with section 14.1;

(b) if the documents are given after acceptance and before the end of the Offer Period while the Offer is still subject to a Defeating Condition, Oxiana Agincourt Holdings will provide the consideration to you by the end of whichever of the following periods ends first:
   (i) one month after the contract resulting from your acceptance becomes unconditional; and
   (ii) 21 days after the end of the Offer Period;

(c) if the documents are given after acceptance and before the end of the Offer Period while the Offer is no longer subject to a Defeating Condition, Oxiana Agincourt Holdings will provide the consideration to you by the end of whichever of the following periods ends first:
   (i) one month after Oxiana Agincourt Holdings is given the documents; and
   (ii) 21 days after the end of the Offer Period;

(d) if the documents are given after the end of the Offer Period while the Offer is no longer subject to a Defeating Condition, Oxiana Agincourt Holdings will provide the consideration to you within 21 days after the documents are given; or

(e) if the documents are given after the end of the Offer Period while the Offer is still subject to a Defeating Condition in section 13.1, Oxiana Agincourt Holdings will provide the consideration to you within 21 days after the contract which arises upon your acceptance of the Offer becomes unconditional.

14.3 DELIVERY OF CONSIDERATION

The obligation of Oxiana Agincourt Holdings to procure the issue and allotment of any Oxiana Shares to which you are entitled under the Offer will be satisfied by Oxiana:

- entering your name on the Oxiana Share Register; and
- dispatching or procuring the dispatch to you of a transaction confirmation statement in your name by pre-paid ordinary mail or, in the case of addresses outside Australia, by pre-paid airmail, to your address as shown on the Agincourt Share Register as provided to Oxiana's share registrar, Link Market Services Limited.

If your Agincourt Shares are held in a joint name, a transaction confirmation statement will be issued in the name of the joint holders and forwarded to the address that appears first in the Agincourt Share Register.

14.4 UNMARKETABLE PARCELS

Oxiana Agincourt Holdings will assess the best way to cater for unmarketable parcels after the completion of the Offer.

14.5 RIGHTS

If you accept the Offer, Oxiana Agincourt Holdings is entitled to all Rights (being those accruing after the Announcement Date) in respect of your Agincourt Shares to which the Offer relates. Oxiana Agincourt Holdings may require you to provide all documents necessary to vest title to those Rights in Oxiana Agincourt Holdings, or otherwise to give it the benefit or value of those Rights. If you do not do so before Oxiana Agincourt Holdings has provided the consideration to you, Oxiana Agincourt Holdings will be entitled to deduct the amount (or value, as reasonably assessed by Oxiana Agincourt Holdings) of such Rights from the consideration otherwise due to you. Any such deduction will be made from the consideration otherwise due to you on the basis that one Oxiana Share is valued at the Oxiana Share five day VWAP to the Business Day prior to the Business Day on which Agincourt Shares commence trading on an ex-Rights basis.

If you are an Ineligible Foreign Shareholder any such deduction will be made from the cash proceeds of the sale of your entitlement to Oxiana Shares by the Nominee.

14.6 INELIGIBLE FOREIGN SHAREHOLDERS

If you are an Ineligible Foreign Shareholder then unless Oxiana Agincourt Holdings otherwise determines that:

- it is lawful and not unduly onerous and not unduly impracticable to make the Offer to you and to provide you with Oxiana Shares as a result of acceptance of the Offer; and
- it is not unlawful for you to accept the Offer by the law of the relevant place outside Australia, its external territories and New Zealand,

you will not be entitled to receive Oxiana Shares as part of the consideration for your Agincourt Shares by reason of your acceptance of the Offer and if you accept the Offer Oxiana Agincourt Holdings will:

- arrange for the allotment to the Nominee of the number of Oxiana Shares to be issued in accordance with the Offer to which you and all other Ineligible Foreign Shareholders would have been entitled but for this section 14.6;
- cause those Oxiana Shares so allotted to be offered for sale on ASX and sold within 30 days after the end of the Offer Period; and
- pay to you the amount ascertained in accordance with the formula:

  Proceeds of sale x (A/B)

  where:

  Proceeds of sale is the amount which is received by the Nominee upon the sale of all Oxiana Shares under this section 14.6 less brokerage and other sale expenses;

  A is the number of Oxiana Shares which Oxiana would otherwise be required to issue to you as a result of your acceptance of the Offer; and

  B is the total number of Oxiana Shares issued to the Nominee under this section 14.6.

Payment will be made by cheque in Australian currency, as soon as practical after settlement of the sale of your Oxiana Shares by the Nominee. The cheque will be sent to you at your risk by pre-paid airmail to your address as shown on the Agincourt Share Register as provided to Oxiana's share registrar, Link Market Services Limited. Under no circumstances will interest be paid to you on the proceeds of this sale, regardless of any delay in remitting these proceeds to you.

Notwithstanding anything else contained in this Bidder's Statement, Oxiana Agincourt Holdings is not under any obligation to spend any money, or undertake any action, in order to satisfy itself of the eligibility of Ineligible Foreign Shareholders to receive Oxiana Shares as set out in this section 14.6.

14.7 NON-AUSTRALIAN RESIDENTS

If, at the time of acceptance of the Offer, you are resident in or a resident of a place to which, or you are a person to whom, the following regulations apply:

(a) the Banking (Foreign Exchange) Regulations 1959; or

(b) the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002; or

(c) the Charter of the United Nations (Sanctions–Afghanistan) Regulations 2001; or

(d) the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003; or

(e) any other law of Australia that would make it unlawful for Oxiana to provide consideration for your Agincourt Shares,

acceptance of the Offer will not create for you or transfer to you any right (contractual or contingent) to receive the consideration specified in the Offer unless and until all requisite authorities or clearances have been obtained by Oxiana Agincourt Holdings.

The places to which and persons to whom the Banking (Foreign Exchange) Regulations 1959 currently apply include specified supporters of the former Milosevic government of the Federal Republic of Yugoslavia, and specified ministers and senior officials of the government of Zimbabwe.

The places to which and persons to whom the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 currently apply include the Taliban, Osama bin Laden, a member of the Al-Qaeda organisation, and any person named on the list maintained by the Committee under United Nations Resolution 1390.

The places to which and persons to whom the Charter of the United Nations (Sanctions–Afghanistan) Regulations 2001 currently apply include the Taliban Territory, a bin Laden Entity and a Taliban Entity (as those terms are defined in those regulations).

The persons to whom the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 currently apply include members of the previous government of Iraq, its senior officials and their immediate families.

14.8 COSTS AND STAMP DUTY

No brokerage fees are payable by you if you accept the Offer (subject to section 14.6).

14.9 IMPROVED OFFER CONSIDERATION

If you have accepted the Offer and Oxiana Agincourt Holdings subsequently improves the consideration payable under the Offer, you will be entitled to the improved consideration and Oxiana Agincourt Holdings will provide it to you:

- if the consideration due under the Offer has not yet been provided to you, the improved consideration will be provided to you at the time when the consideration due under the Offer is provided to you; or
- if the consideration due under the Offer has been provided to you, the improved consideration will be provided to you as soon as practicable.

Under no circumstances will interest be paid on the value of the consideration due under the Offer, regardless of any delay in paying the consideration or any extension of the Offer.

15. OFFEREES

15.1 REGISTERED HOLDERS

An Offer on the terms and conditions set out in this Part H and bearing the same date is being made:

- to each holder of Agincourt Shares registered in the Agincourt Share Register at 10.00am on the Register Date; and
- to any person who becomes registered or entitled to be registered as the holder of Agincourt Shares during the period from the Register Date to the end of the Offer Period due to the conversion of or exercise of rights attached to Agincourt Options or other securities convertible into Agincourt Shares which are on issue on the Register Date.

15.2 TRANSFEREES

If at the time the Offer is made to you, or at any time during the period from the Register Date to the end of the Offer Period and before you accept the Offer, another person is, or is entitled to be, registered as the holder of some or all of your Agincourt Shares to which the Offer relates (Transferred Shares), then:

- a corresponding Offer will be deemed to have been made to that other person in respect of the Transferred Shares;
- a corresponding Offer will be deemed to have been made to you in respect of your Agincourt Shares other than the Transferred Shares; and
- the Offer is deemed to have been withdrawn immediately after making such corresponding offers.

15.3 TRUSTEES AND NOMINEES

If you are a trustee or nominee for several persons in respect of separate parcels of Agincourt Shares, section 653B of the Corporations Act deems the Offer to have been made to you in respect of each separate parcel. To validly accept the Offer for any of those separate parcels, you must:

- if the parcel consists of Agincourt Shares held in an Issuer Sponsored Holding, complete and sign the Acceptance Form; and
- if the parcel consists of Agincourt Shares held in a CHESS Holding, initiate acceptance in accordance with Rule 14.14 of the ASTC Settlement Rules.

In each case specifying that the Agincourt Shares in respect of which you are accepting are a separate parcel and the number of Agincourt Shares in the separate parcel to which the acceptance relates. You may at the one time accept the Offer in respect of two or more such separate parcels as if they were a single parcel.

If this section applies to you, please contact the Oxiana Offer Information Line on 1800 757 455 (foreign callers +61 2 8280 7490) for such additional copies of this Bidder's Statement or the Acceptance Form as are necessary. In accordance with legal requirements, calls to these numbers will be recorded.

16. VARIATION AND WITHDRAWAL OF OFFER

16.1 VARIATION

Oxiana Agincourt Holdings may vary the Offer as permitted by Part 6.6 Division 2 of the Corporations Act.

16.2 WITHDRAWAL

In accordance with section 652B of the Corporations Act, the Offer may only be withdrawn with the consent in writing of ASIC, which consent may be given subject to such conditions (if any) as are specified in the consent.

If Oxiana Agincourt Holdings withdraws the Offer, all contracts arising from its acceptance will automatically be void.

17. GOVERNING LAW

The Offer and any contract that results from your acceptance of the Offer are governed by the laws in force in Victoria, Australia.

PART I AUSTRALIAN TAX CONSIDERATIONS FOR AGINCOURT SHAREHOLDERS



AUSTRALIAN TAX CONSIDERATIONS FOR AGINCOURT SHAREHOLDERS

18. ACCEPTING THE OFFER AND DISPOSING OF AGINCOURT SHARES

18.1 INTRODUCTION AND DISCLAIMER

The following is a general description of the Australian income and Capital Gains Tax (CGT) consequences for Agincourt Shareholders of their acceptance of the Offer. The comments set out below are relevant only to those Agincourt Shareholders who hold their Agincourt Shares as capital assets for the purpose of investment and not in connection with the conduct of a business (and only to that extent). The following does not cover the Australian income or CGT consequences for holders of Agincourt Options.

Certain Agincourt Shareholders (such as those engaged in a business of trading or investment, those who acquired their Agincourt Shares for the purpose of resale at a profit or those which are banks, insurance companies, tax exempt organisations, superannuation funds, or persons who acquired their Agincourt Shares in respect of their employment with Agincourt) will or may be subject to special or different tax consequences peculiar to their circumstances, and they should accordingly seek specialist advice tailored to those circumstances.

Agincourt Shareholders who are not resident in Australia for tax purposes should also take into account the tax consequences under the laws of their country of residence, as well as under Australian law, of acceptance of the Offer. The following summary is intended only for Australian resident Agincourt Shareholders.

The following description is based upon the law in effect as at the date of this Bidder's Statement taking into account currently proposed amendments to the law and Oxiana's understanding of the current administrative approach of the Australian Taxation Office. This outline does not otherwise take into account changes in the law whether by way of judicial decision or legislative action. This outline is not intended to be an authoritative or complete statement of the laws applicable to the particular circumstances of every Agincourt Shareholder.

Agincourt Shareholders should seek independent professional advice about their own particular circumstances.

18.2 CAPITAL GAINS TAX CONSEQUENCES AS A RESULT OF ACCEPTANCE OF THE OFFER AND DISPOSAL OF AGINCOURT SHARES

A. CALCULATION OF GAIN OR LOSS

Acceptance of the Offer will involve the disposal by Agincourt Shareholders of their Agincourt Shares, by way of transfer to Oxiana Agincourt Holdings. This change in the ownership of the Agincourt Shares is considered a disposal by Agincourt Shareholders and will constitute a CGT event for Australian CGT purposes (but see below for a description of rollover relief).

Australian resident Agincourt Shareholders may make a capital gain or capital loss on the transfer of their Agincourt Shares. A capital gain will result where their capital proceeds from the disposal are more than the cost base (or in some cases indexed cost base) of those Agincourt Shares. Alternatively, a capital loss will result where those capital proceeds are less than the reduced cost base of those Agincourt Shares.

The capital proceeds of the CGT event will be the value of the Oxiana Shares received by the Agincourt Shareholder in respect of the disposal of their Agincourt Shares pursuant to the Offer. For these purposes, the value of the Oxiana Shares will be their market value on the date when the contract for the disposal is entered into (which is the date on which an Agincourt Shareholder accepts the Offer).

The cost base of the Agincourt Shares is generally their cost of acquisition or deemed cost of acquisition. Certain other amounts associated with acquisition and disposal (such as brokerage or stamp duty) may be added to the cost base.

Capital gains and capital losses of a taxpayer in a year of income are aggregated to determine whether there is a net capital gain. If so, that net capital gain is included in assessable income and is subject to income tax. However, a 'CGT Discount' may be available to reduce the capital gain for certain Agincourt Shareholders (see further below).

Capital losses may not be deducted against other income for income tax purposes, but may be carried forward to be offset against future capital gains.

B. CGT DISCOUNT AND INDEXATION
In general, if an Agincourt Share has been held for less than 12 months before disposal, the capital gain or loss is calculated on the difference between the capital proceeds and the cost base for the share.

If an Agincourt Share has been held for 12 months or more before disposal, in calculating the capital gain, Agincourt shareholders may be able to use one of the below methods to reduce any resulting gain. If the Agincourt Share was acquired at or before 11.45am on 21 September 1999, the Agincourt Shareholder will have the option to use Indexation or CGT Discount. If acquired later, the Agincourt Shareholder may only use the CGT discount method (if entitled).

- By applying Indexation, the cost base may be indexed for inflation up to 30 September 1999 having regard to the quarter in which the Agincourt Shareholder acquired their Shares.

  However, if the relevant Agincourt Share is held by an individual, complying superannuation entity or trust, that shareholder may elect to use indexation, if they wish to do so, in which case they are not entitled to claim the CGT Discount (as discussed below).

  Indexation adjustments are not taken into account for the purposes of calculating a capital loss.

- If an Agincourt Shareholder is an individual, complying superannuation entity or trust and held their Agincourt Shares for 12 months or more before accepting the Offer, they should be entitled to the CGT Discount for Agincourt Shares disposed of under the Offer, provided they have not elected to use Indexation of their cost base (as described above). The CGT Discount entitles such shareholders to reduce their capital gain on those shares (after deducting available capital losses of the shareholder) by half in the case of individuals and trusts, or by one-third in the case of complying superannuation entities. However, trustees should seek specific advice regarding the tax consequences of distributions attributable to discounted capital gains.

  Where an Agincourt Shareholder is entitled to, and elects to use indexation, the CGT Discount will not apply.

  The CGT Discount is not relevant for the purposes of calculating a capital loss.

The CGT Discount is not available to companies, nor does it apply to Agincourt Shares held for less than 12 months. Special rules apply to determine if shares have been held for the requisite period. Agincourt Shareholders should seek their own advice on this.

18.3 AVAILABILITY OF SCRIP-FOR-SCRIP ROLLOVER RELIEF

If as a result of the Offer, Oxiana Agincourt Holdings owns 80% or more of the Agincourt Shares, Agincourt Shareholders who would otherwise make an Australian capital gain from their disposal of Agincourt Shares pursuant to the Offer, may elect CGT scrip-for-scrip rollover relief under which that capital gain will be disregarded. The effect of the CGT scrip-for-scrip rollover relief will be that any capital gain that otherwise would have arisen is disregarded and deferred until disposal of any Oxiana Shares which they acquire under the Offer.

Making the rollover election will affect the cost base of the Oxiana Shares acquired by the Agincourt Shareholder. By electing rollover relief, the cost base and reduced cost base of Oxiana Shares acquired by Agincourt Shareholders will reflect proportionally the respective cost base and reduced cost base that the Agincourt Shareholders have in their Agincourt Shares disposed of under the Offer. In addition, the time of acquisition of the Oxiana Shares will be treated as instead being the time that Agincourt Shareholders acquired their Agincourt Shares.

The benefit of choosing CGT scrip-for-scrip rollover relief will depend upon the particular circumstances of Agincourt Shareholders. Choosing CGT scrip-for-scrip rollover relief will generally benefit Agincourt Shareholders who have a low cost base in their Agincourt Shares relative to the market value of Oxiana Shares received in exchange for their Agincourt Shares. If Agincourt Shareholders have capital losses available, or minimal amounts of other assessable income, they may benefit from not choosing CGT scrip-for-scrip rollover relief.

The rollover election will thus affect the tax consequences of a future disposal of those Oxiana Shares (refer to section 18.5).

Agincourt Shareholders should consult their own tax adviser for advice as these comments should not be construed as a recommendation in any form whatsoever.

18.4 NON RESIDENT SHAREHOLDERS

Agincourt Shareholders who are not resident in Australia for income tax purposes and do not carry on business in Australia through a permanent establishment are generally not subject to Australian CGT on the disposal of Agincourt Shares if they and their associates have not held 10% or more (by value) of the issued Agincourt Shares at the time of disposal of the Agincourt Shares or for any continuous 12 month period within two years preceding the disposal. In any case, disposal of Agincourt Shares by a non-resident should only be subject to CGT where they represent an indirect Australian real property interest or an asset used in carrying on a business through an Australian permanent establishment.

18.5 DISPOSAL OF OXIANA SHARES

The disposal of Oxiana Shares acquired in consequence of the Offer, will be subject to the same Australian CGT consequences as are described above in relation to the disposal of Agincourt Shares, subject to the following differences in the case of an Agincourt Shareholder who elected CGT scrip-for-scrip rollover relief in relation to the exchange of Agincourt Shares for Oxiana Shares.

For those shareholders, the cost base and reduced cost base of the Oxiana Shares will reflect proportionately the respective cost base and reduced cost base for all Agincourt Shares previously held at the time of the Offer. The capital gain or loss is then calculated as discussed above in section 18.2 having regard to the cost base and reduced cost base attributed under scrip-for-scrip rollover relief.

In the event of a capital gain, in applying the indexation or CGT discount concessions, Agincourt Shareholders who elect scrip-for-scrip rollover relief should have reference to the date of their original acquisition of Agincourt Shares.

Where rollover was not elected for, or was not applicable to, the disposal of Agincourt Shares, the cost base of the Oxiana Shares which are received under the Offer is the value of the Oxiana Shares at the date of entry into the contract for acquisition of the Oxiana Shares (which is the later of the date on which an Agincourt Shareholder accepts the Offer and the date on which the Defeating Conditions are satisfied or waived).

18.6 OWNERSHIP OF OXIANA SHARES

The Australian tax consequences of ownership of Oxiana Shares are essentially the same as the Australian tax consequences of ownership of Agincourt Shares. Australian resident shareholders must include dividends in their assessable income and, to the extent that those dividends are franked, resident individual shareholders must include in their assessable income an additional amount equivalent to the underlying franking credit. Those individual shareholders are, however, entitled to a tax offset equal to the amount of that franking credit.

Non-resident shareholders are exempt from Australian income and withholding tax in respect of dividends paid by Oxiana, to the extent that those dividends are franked. To the extent that those dividends are not franked, non-resident shareholders are subject to dividend withholding tax at the rate of either 30% of the gross amount of the dividend or, in the case of non-resident shareholders who are entitled to the benefit of a reduced rate of dividend withholding tax under an applicable double tax treaty, that reduced rate, which in most cases is 15%.

Further, any unfranked part of a dividend paid to a non-resident shareholder is not subject to withholding tax and is not assessable to the extent that Oxiana declares it to be conduit foreign income.

18.7 STAMP DUTY

Agincourt Shareholders who accept the Offer will not be required to pay any stamp duty on the disposal of their Agincourt Shares under the Offer, on the acquisition of Oxiana Shares under the Offer or on a subsequent disposal of Oxiana Shares.

18.8 GST

None of the following transactions is subject to GST:

- the transfer of Agincourt Shares pursuant to the Offer (except brokerage);
- the payment of dividends on Oxiana Shares; and
- a subsequent disposal of Oxiana Shares (except brokerage).

PART J ADDITIONAL INFORMATION



ADDITIONAL INFORMATION

19. INFORMATION ON SECURITIES IN OXIANA

19.1 OXIANA STRUCTURE

(a) Ordinary shares

As at the date of this Bidder's Statement, Oxiana has 1,384,777,602 ordinary shares on issue. Oxiana Shares are quoted on ASX and may be freely traded.

Further information about Oxiana Shares can be found in section 19.2.

(b) Options

Set out below is a summary of Oxiana options outstanding as at the date on which this Bidder's Statement was lodged with ASIC.

Issue Date	Expiry Date	No. of Options	Exercise Price ($)
04/10/02	04/10/07	500,000	0.41
04/10/02	04/10/07	500,000	0.51
23/12/02	23/12/07	2,100,000	0.71
28/08/03	28/08/08	1,000,000	0.86
27/02/04	27/02/09	1,000,000	1.20
06/04/04	06/04/09	2,000,000	1.20
17/12/04	17/12/09	1,000,000	1.25
28/01/05	28/01/10	1,000,000	1.25
01/03/05	01/03/10	5,000,000	1.25
20/04/05	20/04/10	2,000,000	1.25
20/04/05	20/04/10	333,333	1.20
20/04/05	20/04/10	333,333	1.10
20/04/05	20/04/10	333,334	1.30
14/10/05	13/10/10	1,000,000	1.60
27/01/06	27/01/11	1,000,000	2.60
20/04/06	20/04/11	2,000,000	2.50
24/04/06	24/04/11	1,000,000	4.65
19/06/06	19/06/11	1,000,000	3.80
21/08/06	21/08/11	1,000,000	3.80
03/10/06	03/10/11	1,000,000	3.90
Total		25,100,000	

19.2 DIRECTORS' INTERESTS IN OXIANA

The Directors of Oxiana have the following interests in Oxiana securities (either held directly, held by entities controlled by them or held by entities of which they are directors) as at the date of this Bidder's Statement:

Director	Shares	Options
Barry L Cusack	2,027,683	–
Owen L Hegarty	27,021,224	6,000,000
Peter W Cassidy	984,375	–
Michael A Eager	2,115,699	–
Ronald H Beevor	3,210,229	–
Brian Jamieson	40,000	1,000,000

19.3 RIGHTS AND LIABILITIES ATTACHING TO OXIANA SHARES

The rights and liabilities attaching to ownership of the Oxiana Shares arise from a combination of Oxiana's constitution, statute, the Listing Rules and general law.

A summary of the significant rights and liabilities attaching to Oxiana's Shares is set out below. This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities of Oxiana Shareholders.

(a) **Voting at a general meeting**
Subject to Oxiana's constitution and any rights or restrictions attached to a class of Oxiana Shares, every Oxiana Shareholder present in person or by proxy, attorney or representative at a meeting of Oxiana Shareholders has one vote on a show of hands and one vote on a poll for every Oxiana Share held. A poll may be demanded by the chair of the meeting, any five Oxiana Shareholders (or their proxy, attorney or representative) entitled to vote on the resolution, an Oxiana Shareholder or Oxiana Shareholders who together hold at least 5% of the votes that may be cast on the resolution on a poll, or who together hold voting shares paid up to a value of not less than 5% of the total sum paid up on all Oxiana Shares.

(b) **Meeting of Members**
Each Oxiana Shareholder is entitled to receive notice of and to attend general meetings of Oxiana and to receive all notices, accounts and other documents required to be sent to Oxiana Shareholders under Oxiana's constitution, the Corporations Act or the Listing Rules.

(c) **Dividends**
Dividends are payable out of Oxiana's profits and are declared by the Directors. Dividends declared will (subject to any special rights or restrictions attaching to a class of Oxiana Shares created under any arrangement as to dividend) be payable on Oxiana Shares in accordance with the Corporations Act.

(d) **Transfer of Oxiana Shares**
An Oxiana Shareholder may transfer Oxiana Shares by a proper transfer effected in accordance with any computerised or electronic system established or recognised by ASX or the Corporations Act for the purpose of facilitating transfers in Oxiana Shares or by an instrument in writing in any usual form or in any other form approved by the Directors that is permitted by law or by any other method permitted by ASX and the Corporations Act. The Directors may refuse to register a transfer of Oxiana Shares where the refusal to register the transfer is permitted under the Corporations Act, Oxiana's constitution and the Listing Rules.

(e) **Issue of further Oxiana Shares**
The Directors may (subject to the restrictions on the issue of Oxiana Shares imposed by Oxiana's constitution, the Listing Rules and the Corporations Act) allot, issue, grant options in respect of, or otherwise dispose of, further Oxiana Shares as they see fit.

(f) **Winding-up**
Subject to any rights or restrictions attached to a class of Oxiana Shares, on a winding up of Oxiana, any surplus must be divided among the Oxiana Shareholders in the proportions which the amount paid on the Oxiana Shares of an Oxiana Shareholder is of the total amounts paid and payable on the Oxiana Shares of all Oxiana Shareholders.

(g) **Unmarketable parcels**
Subject to the Corporations Act, the Listing Rules and ASTC Settlement Rules, Oxiana may sell the shares of a shareholder who holds less than a marketable parcel of shares.

(h) **Share buy-back**
Subject to the provisions of the Corporations Act, the Listing Rules and the ASTC Settlement Rules, Oxiana may buy back shares in itself on any terms and at any time determined by the Directors.

(i) **Variation of class rights**
Unless otherwise provided by Oxiana's constitution and by the terms of issue of a class of shares, the rights attaching to any class of shares may be varied or cancelled or converted from one class to another by a special resolution of Oxiana Shareholders and:

(i) a special resolution passed at a meeting of the holders of that class of shares; or
(ii) the consent in writing of the holders of at least 75% of the votes that may be cast in respect of that class of shares.

In either case, the holders of not less than 10% of the votes in the class of shares, the rights of which have been varied or abrogated, may apply to a court of competent jurisdiction to exercise its discretion to set aside such a variation or abrogation.

(j) **Dividend plans**
Oxiana's constitution authorises the Directors to establish and maintain a dividend selection plan or bonus share plan (whereby any member may elect to forego any dividends that may be payable on all or some of the Oxiana Shares held by that member and to receive instead some other entitlement including the issue of Oxiana Shares).

Oxiana's constitution authorises the Directors to establish a dividend reinvestment plan (whereby any member may elect that dividends payable by Oxiana be reinvested by way of subscription for shares in Oxiana).

(k) **Alteration of Oxiana's constitution**
Oxiana's constitution can only be amended by special resolution passed by at least three-quarters of Oxiana Shareholders present and voting at a general meeting of Oxiana. Oxiana must give at least 28 days written notice of its intention to propose a resolution as a special resolution.

19.4 RECENT TRADING IN OXIANA SHARES

As at the close of trading on 25 January 2007 (being the trading day immediately prior to the date of the announcement), the price of Oxiana Shares on ASX was $2.96. As at the close of trading on 23 February 2007 (being the trading day immediately prior to the date of this Bidder's Statement), the price of Oxiana Shares on ASX was $2.93.

The highest recorded sale price of Oxiana Shares on ASX in the 12 months before the date of this Bidder's Statement was $3.76 on 12 May 2006. The lowest recorded sale price of Oxiana Shares on ASX in the 12 months before the date of this Bidder's Statement was $1.92 on 24 February 2006.

The following graph sets out the daily closing price and daily volume of Oxiana Shares traded on ASX from January 2005 until 23 February 2007.

OXIANA SHARE PRICE AND VOLUMES TRADED


OXIANA SHARE PRICE (A$)
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
200,000,000
180,000,000
160,000,000
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
0
VOLUME (SHARES)
6 JAN 05
6 FEB 05
6 MAR 05
6 APR 05
6 MAY 05
6 JUN 05
6 JUL 05
6 AUG 05
6 SEP 05
6 OCT 05
6 NOV 05
6 DEC 05
6 JAN 06
6 FEB 06
6 MAR 06
6 APR 06
6 MAY 06
6 JUN 06
6 JUL 06
6 AUG 06
6 SEP 06
6 OCT 06
6 NOV 06
6 DEC 06
6 JAN 07
6 FEB 07
Share Price
Volume

20. INFORMATION ON SECURITIES IN AGINCOURT

20.1 AGINCOURT STRUCTURE

(a) **Ordinary shares**
According to documents provided by Agincourt to ASX, as at 23 February 2007, Agincourt has 215,362,880 Agincourt Shares on issue. Agincourt Shares are quoted on ASX and may be freely traded. Oxiana Agincourt Holdings is offering to acquire these shares pursuant to the Offer.

(b) **Agincourt Options**
According to documents provided by Agincourt to ASX, as at 23 February 2007, Agincourt has granted the following options to employees of Agincourt. Oxiana Agincourt Holdings is making separate offers to each holder of Agincourt Options to acquire those Agincourt Options in exchange for the issue of Oxiana Shares.

Issue Date	Expiry Date	No. of Options	Exercise Price ($)
1 June 2005	30 June 2009	500,000	1.30
31 August 2006	31 August 2009	650,000	1.36
12 September 2006	30 June 2010	2,200,000	1.15
30 October 2006	30 June 2010	250,000	1.15
31 October 2006	30 June 2010	1,000,000	1.15
4 November 2006	30 June 2010	750,000	1.15
21 November 2006	30 June 2010	2,150,000	1.15

20.2 OFFER EXTENDS TO NEW AGINCOURT SHAREHOLDERS

The Offer extends to persons who become registered, or entitled to be registered to, Agincourt Shares during the Offer Period due to the exercise of Agincourt Options or the conversion, or exercise of rights attached to securities convertible into Agincourt Shares which are on issue on the Register Date (22 February 2007).

20.3 OFFER BEING MADE FOR AGINCOURT OPTIONS

Holders of Agincourt Options who wish to participate in the Offer or the Option Offer may either:

- exercise their Agincourt Options in accordance with their terms and accept the Offer in respect of the Agincourt Shares issued; or
- accept the Option Offer in consideration for the Agincourt Options.

The terms of the Option Offer are set out in a separate Bidder's Statement, which will be lodged with ASIC and dispatched to holders of Agincourt Options at the same time as this Bidder's Statement is lodged with ASIC and dispatched to Agincourt Shareholders.

The Option Offer is subject to a number of conditions, which are substantially similar to the conditions of this Offer. The Option Offer is also subject to Oxiana Agincourt Holdings becoming entitled to compulsorily acquire all Agincourt Shares pursuant to this Offer or the Offer being declared unconditional.

20.4 OXIANA RELEVANT INTEREST IN AGINCOURT SECURITIES

The number of Agincourt securities in which Oxiana Agincourt Holdings has a relevant interest is shown below:

	At the date of this Bidder's Statement	At date first Offer is sent
Agincourt Shares	43,060,000	43,060,000
Agincourt Options	Nil	Nil

Oxiana Agincourt Holdings' voting power in Agincourt is shown below:

	At the date of this Bidder's Statement	At date first Offer is sent
Voting power in Agincourt	19.9%	19.9%

Oxiana Agincourt Holdings' relevant interest and voting power in Agincourt as at the date of this Bidder's Statement arises by virtue of the Option and Pre-bid Acceptance Deed with Newmont, which includes the Call Option. A summary of the Option and Pre-bid Acceptance Deed is set out in section 20.5 below. A copy of the Option and Pre-bid Acceptance Deed was filed with ASX on 30 January 2007 and can be obtained from Oxiana's website (www.oxiana.com.au) or ASX's website (www.asx.com.au).

20.5 NEWMONT OPTION AND PRE-BID ACCEPTANCE DEED

The following is a summary only of the key terms of the Option and Pre-Bid Acceptance Deed between Oxiana and Newmont in respect of Newmont's 19.9% shareholding in Agincourt.

CALL OPTION

Oxiana has a call option to acquire all of Newmont's shareholding in Agincourt in consideration for Oxiana Shares equivalent in value to 0.65 of an Oxiana Share in respect of each Agincourt Share held by Newmont (Call Option).

The Call Option is exercisable until:

- Newmont accepts the Offer;
- the option is terminated by Newmont in the event an alternative share offer that is at least 5% higher than the Offer (Higher Alternative Offer) is announced; or
- if none of the above events have occurred, 180 days after the date of the deed.

PRE-BID ACCEPTANCE

If a Higher Alternative Offer is made by a third party, Newmont may terminate the Call Option within 10 business days. If Newmont terminates the Call Option in these circumstances and Oxiana matches the Higher Alternative Offer within 10 business days of the announcement of the Higher Alternative Offer, Newmont grants a further call option to Oxiana in respect of its Shareholding in Agincourt.

20.6 INDUCING BENEFITS GIVEN BY OXIANA DURING PREVIOUS 4 MONTHS

Except as set out in section 20.5, in the four months before the date of the Offers, neither Oxiana nor any associate of Oxiana gave, offered to give or agreed to give, a benefit to another person which was likely to induce the other person or an associate of that person to:

- accept the Offer; or
- dispose of securities in the bid class for the Offer,

which benefit was not offered to all Agincourt Shareholders under the Offer.

20.7 NO ESCALATION AGREEMENTS

Neither Oxiana nor any associate of Oxiana has entered into any escalation agreement that is prohibited by section 622 of the Corporations Act.

20.8 RECENT TRADING IN AGINCOURT SHARES

The last recorded sale price of Agincourt Shares on ASX before the Announcement Date was $1.44 as at close of trading on ASX on 24 January 2007.

The latest recorded sale price of Agincourt Shares on ASX on the trading day before the date on which this Bidder's Statement was lodged with ASIC was $1.85 on 23 February 2007. Oxiana considers that this sale price has been affected by the announcement of the Offer.

21. FEES, BENEFITS AND INTERESTS

21.1 OXIANA DIRECTORS' INTERESTS IN AGINCOURT SECURITIES

As at the date of this Bidder's Statement, the Oxiana Directors had no relevant interest in Agincourt securities.

21.2 FEES AND BENEFITS PAYABLE TO DIRECTORS AND ADVISERS

Other than as set out below or elsewhere in this Bidder's Statement, no:

(a) Director or proposed Director of Oxiana;

(b) person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement;

(c) promoter of Oxiana; or

(d) an underwriter in relation to the Issue or a financial services licensee named in the Bidder's Statement as a financial services licensee involved in the Issue,

has, or had within 2 years before the date of this Bidder's Statement, any interest in:

(a) the formation or promotion of Oxiana;

(b) any property acquired or proposed to be acquired by Oxiana in connection with its formation or promotion or in connection with the Issue; or

(c) the offer of Oxiana Shares under this Bidder's Statement,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any Director or a proposed Director of Oxiana as an inducement to become, or to qualify as, a Director of Oxiana or to any of those persons otherwise for services rendered by them in connection with the formation or promotion of Oxiana or the offer of Oxiana Shares under this Bidder's Statement.

21.3 ADVISOR FEES

Gryphon Partners Pty Limited has acted as financial adviser to Oxiana in relation to the Offer. Oxiana estimates it will pay Gryphon Partners approximately $1,500,000 for these services.

Clayton Utz has acted as legal adviser to Oxiana in relation to the Offer. Oxiana estimates it will pay Clayton Utz approximately $200,000 for these services.

22. OTHER MATERIAL INFORMATION

22.1 TRANSACTION IMPLEMENTATION AGREEMENT WITH AGINCOURT

The following is a summary only of the key terms of the Transaction Implementation Agreement between Oxiana and Agincourt under which the parties agree to cooperate in relation to the necessary actions to facilitate the making of the Offer.

CONDUCT OF AGINCOURT BUSINESS

Agincourt agrees to conduct its business in the ordinary course until the end of the Offer Period (including not entering into any related party transactions or material transactions) and to consult in good faith with Oxiana in relation to material matters regarding the conduct of the Agincourt business. In addition, Agincourt agrees to not deal in any way with the shares held by Agincourt in Nova.

REPRESENTATIONS AND WARRANTIES

Mutual representations and warranties are given in relation to authorisation, capacity, no breach of continuous disclosure obligations and the accuracy of information exchanged between the parties.

EXCLUSIVITY

(a) During the period from the date of the Transaction Implementation Agreement until the termination of the Transaction Implementation Agreement, Agincourt must:
   - **No-shop** – ensure that neither it nor any of its representatives take any actions with a view to obtaining any expression of interest or proposal from any person in relation to a competing transaction;
   - **No-due diligence** – not permit due diligence investigations on it or any of its Subsidiaries, or make available to any other person any information relating to it or any of its Subsidiaries or any competing transaction;
   - **No-talk conditions** – ensure that neither it nor any of its representatives negotiates or enters into any negotiations or discussions with any person regarding a competing transaction;
   - **No termination** – ensure that neither it nor any of its representatives enters into any agreement requiring Agincourt to terminate the transaction.

(b) **Fiduciary duties exception** – Despite the restrictions in (a) above, Agincourt shall be entitled to respond to an unsolicited superior proposal where failing to respond would constitute a breach of directors' fiduciary or statutory obligations, having received written advice from external legal advisers to that effect and Agincourt gives Oxiana prior written notice of the competing transaction.

TERMINATION RIGHTS

Either party may terminate the Transaction Implementation Agreement if:

- a majority of Agincourt directors withdraw their recommendation of the Offer for any reason or Agincourt enters into any agreement or arrangement to support, pursue or effect a competing transaction;
- the other party remains in material breach of the Transaction Implementation Agreement for at least 7 business days after notice has been given by the party not in breach;
- the proposed transaction is permanently restrained or prohibited by a court or government or regulatory agency; or
- the Offer closes without becoming unconditional or Oxiana withdraws the Offer for any reason.

REIMBURSEMENT OF COSTS

(a) Agincourt agrees to pay Oxiana $4,000,000 for reimbursement of costs (including opportunity costs) if:
   - subject to (b) below, a majority of Agincourt directors withdraw their recommendation of the Offer for any reason; or
   - Agincourt enters into any agreement or arrangement to support, pursue or effect a competing transaction.

(b) Agincourt agrees to pay Oxiana $2,000,000 for reimbursement of costs (including opportunity costs) if a majority of Agincourt directors withdraws their support or recommendation of the Offer due to a superior competing transaction which subsequently lapses.

LOAN AGREEMENT

Subject to Agincourt's compliance with its obligation to consult with Oxiana regarding the conduct of the business, Oxiana shall lend to Agincourt $10 million to be used by Agincourt to fund its working capital requirements on agreed commercial terms. Oxiana shall be entitled to elect to convert the loan into Agincourt Shares at the VWAP of Agincourt Shares over the 5 days preceding the date of such election. The loan will be repayable in full within 90 days of the date of the Offer lapsing or immediately in the event of completion or success of a competing transaction.

22.2 DUE DILIGENCE

For the purposes of confirming its assessment of whether or not to undertake the Offer, Oxiana was granted access to certain information concerning Agincourt and its subsidiaries which has not necessarily been disclosed in that form to Agincourt Shareholders. This information allowed Oxiana to confirm information which has been publicly disclosed by Agincourt.

22.3 OXIANA IS A DISCLOSING ENTITY

Due to the fact that Oxiana Agincourt Holdings is offering Oxiana Shares as consideration for the acquisition of Agincourt Shares, the Corporations Act requires that this Bidder's Statement must include all information that would be required for a prospectus for an offer of Oxiana Shares under sections 710 to 713 of the Corporations Act. Oxiana Agincourt Holdings does not need to issue a prospectus for the Offer of the Oxiana Shares as the Offer is occurring under a takeover bid.

Oxiana is a disclosing entity (as defined in section 111AC of the Corporations Act) for the purposes of section 713 of the Corporations Act and, as such, is subject to regular reporting and disclosure obligations. Specifically, like all listed companies, Oxiana is required to continuously disclose any information it has to the market which a reasonable person would expect to have a material effect on the price or the value of Oxiana's securities. Oxiana Shares have been quoted on ASX during the 12 months prior to the date of this Bidder's Statement (refer Appendix 1).

For this reason, Oxiana Agincourt Holdings is only required to disclose information in this Bidder's Statement that would usually be required where Oxiana Shares have been continuously quoted securities.

In general terms, as Oxiana Shares are continuously quoted securities, the Bidder's Statement is only required to contain information in relation to the effect of the issue of securities on Oxiana and the rights and liabilities attaching to the Oxiana Shares. It is not necessary to include general information in relation to all of the assets and liabilities, financial position and performance, profits and losses or prospects of the issuing company, unless such information has been excluded from a continuous disclosure notice in accordance with the Listing Rules and it is information that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of such matters and the rights and liabilities attaching to the Oxiana Shares.

Information that is already in the public domain has not been reported in this Bidder's Statement other than that which is considered necessary to make this Bidder's Statement complete.

Oxiana, as a disclosing entity under the Corporations Act, states that:

(a) it is subject to regular reporting and disclosure obligations;

(b) copies of documents lodged with the ASIC in relation to Oxiana (not being documents referred to in section 1274(2)(a) of the Corporations Act) may be obtained from, or inspected at, an ASIC office; and

(c) it will provide a copy of each of the following documents, free of charge, to any person on request during the Offer Period:
    (i) the financial statements of Oxiana for the 12 months ended 31 December 2005 (being the annual report most recently lodged by Oxiana with the ASIC);
    (ii) all continuous disclosure notices given by Oxiana after the lodgement of that annual financial report with ASIC and before the lodgement of this Bidder's Statement with ASIC; and
    (iii) Oxiana's constitution.

Requests for copies of these documents may be made by calling the Oxiana Offer Information Line on 1800 757 455 (foreign callers +61 2 8280 7490) or on Oxiana's website at www.oxiana.com.au. Copies of all documents lodged with the ASIC in relation to Oxiana can be inspected at the registered office of Oxiana during normal office hours.

Other than information contained in this Bidder's Statement, there is no information which has been excluded from a continuous disclosure notice in accordance with the Listing Rules and is information that an Agincourt Shareholder or a professional adviser to an Agincourt Shareholder would reasonably require for the purposes of making an informed assessment of:

(a) the assets and liabilities, financial position and performance, profits and losses and prospects of Oxiana; or

(b) the rights and liabilities attaching to the Oxiana Shares.

22.4 NO OTHER MATERIAL INFORMATION

There is no other information which:

(a) is material to the making of the decision by a person to whom the Offer is made whether or not to accept the Offer; and

(b) is known to Oxiana; and

(c) does not relate to the value of Oxiana Shares; and

(d) has not previously been disclosed to Agincourt Shareholders,

other than as disclosed in this Bidder's Statement.

23. OTHER MATTERS

23.1 CONSENTS

Each of the parties referred to in this section:

(a) does not make, or purport to make, any statement in this Bidder's Statement, nor is any statement in this Bidder's Statement based on any statement by any of those parties, other than as specified in this section; and

(b) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of the Bidder's Statement other than a reference to its name and a statement included in this Bidder's Statement with the consent of that party as specified in this section.

Gryphon Partners has given and has not before the date of this Bidder's Statement withdrawn its consent to be named in this Bidder's Statement as financial adviser to Oxiana in the form and context in which it is named.

Clayton Utz have given and have not before the date of this Bidder's Statement withdrawn their consent to be named as legal adviser to Oxiana in the form and context in which they are named and to the inclusion of the references to them in this Bidder's Statement in the form and context in which they appear.

23.2 EXPIRY DATE

No Oxiana Shares will be issued on the basis of the Offer contained in this Bidder's Statement after the date that is 13 months after the date of this Bidder's Statement.

23.3 ASIC MODIFICATION

ASIC has not granted any modifications to, or exemptions from, the Corporations Act in relation to the Offer.

23.4 ASIC CLASS ORDER 01/1543

As permitted by ASIC Class Order 01/1543, this Bidder's Statement contains statements which are made, or based on statements made, in documents lodged with ASIC or ASX. The Class Order permits certain statements to be included in this Bidder's Statement without the consent of the person to whom the statement was attributed where the statement was made in a document lodged with ASIC or ASX.

Pursuant to the Class Order, Oxiana will make available a copy of the following documents (or of relevant extracts from those documents), free of charge, to Agincourt Shareholders who request it during the Offer Period:

- Oxiana's 2005 Annual Report (and Oxiana's 2006 Annual Report once released);
- Oxiana's ASX Announcements made since its 2005 Annual Report (refer Appendix 1);
- Oxiana's Constitution;
- Agincourt's 2006 Annual Report; and
- Agincourt's ASX announcements made since its 2006 Annual Report.

Copies of the above documents are available from ASX, both companies' websites (below) and if written request is made to Oxiana they will be sent out free of charge.

Company websites are:

www.oxiana.com.au

www.agincourtresources.com.au

PART K DEFINITIONS AND INTERPRETATION



DEFINITIONS AND INTERPRETATION

24. DEFINITIONS

The following definitions apply in interpreting this Bidder's Statement and the Acceptance Form, except where the context makes it clear that a definition is not intended to apply:

Acceptance Form means the form with that title that accompanies this Bidder's Statement and forms part of the Offer.

Acceptance Shares means those Agincourt Shares for which you accept the Offer (or are taken to accept the Offer) in Part H of this Bidder's Statement.

Agincourt or AGC means Agincourt Resources Limited ABN 38 088 174 565, and its Subsidiaries.

Agincourt Board means the board of directors of Agincourt.

Agincourt Options means options to subscribe for Agincourt Shares.

Agincourt Optionholder means a person registered as a holder of Agincourt Options.

Agincourt Share Register means the register of Agincourt Shareholders maintained under section 169 of the Corporations Act.

Agincourt Shareholder means a person registered as a holder of an Agincourt Share.

Agincourt Shares means fully paid ordinary shares in Agincourt.

Announcement Date means 29 January 2007.

Approval means a licence, authority, consent, approval, order, exemption, waiver, ruling or decision.

ASIC means the Australian Securities and Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation Pty Limited ABN 49 008 504 532.

ASTC Settlement Rules means the operating rules of ASTC, as amended from time to time.

ASX means ASX Limited ABN 98 008 624 691.

Bidder's Statement means this document, being the statement made by Oxiana Agincourt Holdings under Part 6.5 Division 2 of the Corporations Act relating to the Offer.

Broker means a person who is a share broker and participant in CHESS.

Business Day has the meaning given in the Listing Rules.

Call Option means the call option granted by Newmont to Oxiana within the Option and Pre-Bid Acceptance Deed, details of which are set out in section 20.5.

CGT has the meaning given in section 18.

CHESS means the Clearing House Electronic Subregister System operated by ASTC, which provides for the electronic transfer, settlement and registration of securities.

CHESS Holding means a holding of shares on the CHESS Subregister of Agincourt.

CHESS Subregister has the meaning set out in the ASTC Settlement Rules.

Combined Entity means Oxiana following the acquisition by Oxiana of control of Agincourt, and including Agincourt.

Condition Period means the period beginning on the Announcement Date and ending at the end of the Offer Period.

Controlling Participant has the meaning set out in the ASTC Settlement Rules.

Corporations Act means the *Corporations Act 2001* (Cwlth).

CoW means the Contract of Work between PT Agincourt Resources (formerly known as PT Newmont Horas Nauli) and the Government of the Republic of Indonesia, as amended.

Defeating Condition means each condition set out in section 13.1.

Directors means the directors of Oxiana and, where appropriate, Oxiana Agincourt Holdings Limited.

Foreign law means a law of a jurisdiction other than an Australian jurisdiction.

Gold Price Index means the London PM Fix gold price.

GST has the same meaning as in *A New Tax System (Goods and Services Tax) Act 1999* (Cwlth).

Ineligible Foreign Shareholder means a person whose address as shown in the Agincourt Share Register or Agincourt Option Register is in a jurisdiction other than Australia and its external territories and New Zealand, unless Oxiana determines otherwise, being satisfied by the law of that jurisdiction that it is lawful and not onerous to make the Offer to that person and to issue them with Oxiana Shares and that it is lawful for that person to accept the Offer.

Issue means the issue of Oxiana Shares pursuant to the Offer.

Issuer Sponsored Holding means a holding of Agincourt's Shares on Agincourt's issuer sponsored subregister.

Listing Rules means the official listing rules of ASX as amended or replaced from time to time, except to the extent of any express written waiver granted by ASX.

LME means The London Metals Exchange Limited ARBN 120 748 021.

Martabe Feasibility Study means the feasibility study into the Martabe Project.

Martabe Project means the project described in section 2.3.1 of this Bidder's Statement.

MEPA has the meaning given in section 1.3.1 and includes all amendments to the MEPA.

Newmont means Newmont Mining Corporation Limited ARBN 099 065 997, and its Subsidiaries.

Nominee means a nominee to be appointed by Oxiana and approved by ASIC pursuant to section 619 of the Corporations Act.

Nova means Nova Energy Limited ACN 111 599 154, and its Subsidiaries.

Offer means the offer by Oxiana Agincourt Holdings to acquire Agincourt Shares as set out in Part H of this Bidder's Statement and includes a reference to that Offer as varied in accordance with the Corporations Act.

Offer Period means the period referred to in section 10 of this Bidder's Statement.

Official List means the list of ASX listed companies as published by ASX.

Operating Rules means the ASX Listing Rules, ASX Market Rules, Australian Clearing House Pty Limited Clearing Rules and the ASTC Settlement Rules.

Option and Pre-Bid Acceptance Deed means the deed dated 28 January 2007 between Oxiana and Newmont, details of which are set out in section 20.5.

Option Offer means the offer Oxiana Agincourt Holdings is making to holders of Agincourt Options, referred to in section 3.4.

Oxiana means Oxiana Limited ABN 40 005 482 824, and its Subsidiaries.

Oxiana Agincourt Holdings means Oxiana Agincourt Holdings Pty Ltd ACN 123 900 738, a wholly owned Subsidiary of Oxiana.

Oxiana Board means the board of Directors of Oxiana.

Oxiana Executive Option Plan means the Plan administered by the Oxiana Board, for grant of options to subscribe for Oxiana Shares to executives of the Oxiana Group, in accordance with the Oxiana Limited Executive Option Plan Rules.

Oxiana Group means Oxiana and its Subsidiaries.

Oxiana Share Register means the register of Oxiana Shareholders maintained under section 169 of the Corporations Act.

Oxiana Shares means fully paid ordinary shares in Oxiana.

Oxiana Shareholder means a person registered as a holder of Oxiana Shares.

Participant means a participant as defined in the ASTC Settlement Rules.

Record Date means the date for determining entitlements to Oxiana's 2006 final dividend being 17 April 2007.

Register Date means the date set by Oxiana Agincourt Holdings under section 633(2) of the Corporations Act, being the date of this Bidder's Statement.

Regulatory Authority means any court or governmental, semi-governmental, administrative, statutory, judicial, quasi-judicial or other regulatory body, authority or agency (including ASIC, ASX and any other securities exchange or private entity which exercises regulatory functions), whether in Australia or elsewhere.

Reserve has the meaning set forth in the Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Mineral Resources and Ore Reserves.

Resource has the meaning set forth in the Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Mineral Resources and Ore Reserves.

Rights means all accretions, benefits or rights of whatever kind attaching to or arising from Agincourt Shares directly or indirectly at or after the Announcement Date (including, without limitation, all rights to receive dividends and other distributions declared or paid and to receive or subscribe for shares, units, notes, bonds, options or other securities declared, paid or issued by Agincourt or by any Subsidiary of Agincourt).

S&P/ASX100 Index means the index of that name published by Standard & Poors.

S&P/ASX200 Index means the index of that name published by Standard & Poors.

Subsidiary means any entity whose financial results are consolidated with the financial results of that person for the purposes of preparing the financial statements of that person in accordance with the applicable accounting standards and includes an entity which is a subsidiary of the person as defined in section 9 of the Corporations Act.

Transaction Implementation Agreement means the agreement dated 28 January 2007 between Oxiana and Agincourt, details of which are set out in section 22.1.

Unmarketable Parcel means a number of Oxiana Shares which is less than a marketable parcel under the market rules of ASX.

US Dollar or **US$** means the currency of the United States of America.

VWAP means in relation to shares, the volume-weighted average sale price of those shares on ASX.

25. INTERPRETATION

In this Bidder's Statement, the following rules of interpretation apply unless the contrary intention appears or the context requires otherwise.

A reference to time is a reference to Melbourne time, Victoria, Australia.

Headings are for convenience only and do not affect interpretation.

The singular includes the plural and vice versa.

A reference to a section or annexure is a reference to a section or annexure of this Bidder's Statement.

A reference to a gender includes all genders.

Where a term is defined, its other grammatical forms have a corresponding meaning.

$ or A$ or cents is a reference to the lawful currency in Australia, unless otherwise stated.

A reference to a VWAP means a reference to VWAP as calculated on ASX.

A reference to a person includes a body corporate, an unincorporated body or association, another entity as well as a natural person.

A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns.

A reference to any legislation or to any provision of any legislation includes any modification or re enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

A reference to any instrument or document includes any variation or replacement of it.

A term not so specifically defined in this Bidder's Statement has the meaning (if any) given to it in the Corporations Act, the Listing Rules or the ASTC Settlement Rules, as the case may be.

A reference to a right or obligation of any two or more persons confers that right, or imposes that obligation, as the case may be, jointly and severally.

Appendices to this Bidder's Statement form part of this Bidder's Statement.

DATED 26 February 2007.

SIGNED on behalf of Oxiana Agincourt Holdings Pty Ltd by Owen L Hegarty being a Director who is authorised to sign by a resolution unanimously passed at a meeting of the Directors of Oxiana Agincourt Holdings Pty Ltd.

Owen L Hegarty
Director

APPENDIX 1



APPENDIX 1

OXIANA ANNOUNCEMENTS TO ASX SINCE ITS LAST ANNUAL REPORT OF 20 MARCH 2006

26/02/2007	Resources and Reserves Statement
22/02/2007	Financial Results Summary and Financial Results for the 12 months ending 31 December 2006
30/01/2007	Becoming a substantial holder for AGC
29/01/2007	Quarterly Report Presentation – December 2006
29/01/2007	Fourth Quarter Activities Report
29/01/2007	AGC: Recommends Takeover Offer to Shareholders
29/01/2007	OXR makes recommended offer for AGC
19/01/2007	MEP: Exploration Update
16/01/2007	Potential for high value resource additions
28/12/2006	Excellent Operation Results – Prominent Hill and Golden Grove
20/12/2006	Open Briefing Oxiana Ltd 2006 Review and 2007 Outlook
19/12/2006	Ceasing to be a substantial holder
15/12/2006	Change of Share Registry address
14/12/2006	RCO ann: Tenement grant – Philippines
13/12/2006	SKI ann: Oxiana Contract
13/12/2006	Signs new employment contract with MD Owen Hegarty
30/11/2006	Change of Share Registry
23/11/2006	SMC's ann: Deed of Variation Woolgar JV
3/11/2006	Appendix 3B
24/10/2006	Third Quarter Report Presentation 2006
24/10/2006	Third Quarter Activities Report
19/10/2006	Becoming a substantial holder
13/10/2006	Response to ASX Query re Share Price
13/10/2006	Exploration Success at Oxiana's Golden Grove Operation
10/10/2006	Change of Director's Interest Notice
10/10/2006	Change of Director's Interest Notice
10/10/2006	Appendix 3B
5/10/2006	SMC: Woolgar Gold Project Queensland
4/10/2006	Dividend Reinvestment Plan
3/10/2006	Executive Option Plan
26/09/2006	Takeover Speculation
22/09/2006	Open Briefing. Oxiana Ltd. Prominent Hill and H1 Financials
12/09/2006	MEP: Progress Report: Copper–Gold & Molybdenum Targets

25/08/2006	LEI: Thiess secures $800m mining contract at Prominent Hill
25/08/2006	Half Yearly Financial and Prominent Hill Presentation 2006
25/08/2006	Prominent Hill Copper – Gold Mine Approved
25/08/2006	Half Yearly Report and Half Year Accounts
25/08/2006	Half Year 2006 Financial Results Summary
22/08/2006	Executive Option Plan
10/08/2006	Appendix 3B
28/07/2006	June Quarterly Report 2006 – Explanatory Note
27/07/2006	MEP: Oxiana to Sole Fund Drilling of Four Copper Gold Target
21/07/2006	Change in substantial holding
20/07/2006	Quarterly Report Presentation
20/07/2006	Second Quarter Activities Report
12/07/2006	Woolgar Oxiana Commencement of Drilling
12/07/2006	Prominent Hill Project Update
30/06/2006	Becoming a substantial holder for RCO
29/06/2006	Appendix 3B
26/06/2006	Change in substantial holding for MEP
20/06/2006	Executive Option Plan
20/06/2006	2005 Remuneration Report
1/06/2006	Change of Director's Interest Notice
26/05/2006	Letter to Shareholders re Royalco Resources IPO
25/05/2006	Appendix 3B
9/05/2006	Appendix 3B
5/05/2006	Ceasing to be a substantial holder
4/05/2006	Change of Director's Interest Notice
4/05/2006	Change of Director's Interest Notice
4/05/2006	Appendix 3B
4/05/2006	Change in substantial holding
28/04/2006	Dividend Reinvestment Plan – Pricing
26/04/2006	Executive Option Plan
24/04/2006	Change of Director's Interest Notice
21/04/2006	Change of Director's Interest Notice
21/04/2006	Results of Meeting
20/04/2006	Annual General Meeting Presentation 2006
20/04/2006	Chairman's Address to Shareholders

19/04/2006	March Quarterly Report 2006 Presentation
19/04/2006	First Quarter Activities Report
12/04/2006	MRS: Monarch acquires Minjar gold project
7/04/2006	PEN ann: Other Projects – Uranium Access Agreement
31/03/2006	Appendix 3B
27/03/2006	Becoming a substantial holder for TOE
20/03/2006	Notice of Annual General Meeting
20/03/2006	Oxiana's Annual Report and Sustainability Report Available
20/03/2006	Sustainability Report Summary 2005
20/03/2006	2005 Annual Report

APPENDIX 2



APPENDIX 2

AGINCOURT ANNOUNCEMENTS TO ASX SINCE ITS LAST ANNUAL REPORT OF 20 OCTOBER 2006

22/02/2007	Results for Half Year Ended 31 December 2006
31/01/2007	Second Quarter Activities Report
30/01/2007	Becoming a substantial holder from OXR
29/01/2007	Recommends Takeover Offer to Shareholders
29/01/2007	OXR makes recommended offer for AGC
25/01/2007	Trading Halt
23/01/2007	Appendix 3B
17/01/2007	Major New Orebody Emerging – Henry5 Wiluna
9/01/2007	Kapur Drill Results
7/12/2006	Appendix 3B
4/12/2006	Completion of Sale of Brazilian Gold Project
24/11/2006	Feasibility Study and Project Finance Team/Appendix 3B
21/11/2006	AGM Presentation November 2006
21/11/2006	AGM Results
16/11/2006	Agreement to sell Brazilian Gold Project
16/11/2006	TRY: Purchase of Andorinhas Project
14/11/2006	Nickel Sulphide Joint Venture with Independence Group
13/11/2006	New Gold Discovery in Indonesia
1/11/2006	Martabe Resources Additions
30/10/2006	First Quarter Activities Report
26/10/2006	Significant New Gold Discovery at Wiluna Confirmed – Henry5
20/10/2006	Annual Report

CORPORATE DIRECTORY

OFFICE HOLDERS – OXIANA LIMITED

BARRY L CUSACK
Chairman

OWEN L HEGARTY
Managing Director

MICHAEL A EAGER
Non-Executive Director

PETER W CASSIDY
Non-Executive Director

RONALD H BEEVOR
Non-Executive Director

BRIAN JAMIESON
Non-Executive Director

DAVID FORSYTH
Company Secretary

OFFICE HOLDERS – OXIANA AGINCOURT HOLDINGS PTY LTD

OWEN L HEGARTY
Director

PETER LESTER
Director

DAVID FORSYTH
Director and Company Secretary

REGISTERED AND PRINCIPAL OFFICE

Level 9, 31 Queen Street
Melbourne Victoria 3000
Australia

WEBSITE
www.oxiana.com.au

EMAIL
admin@oxiana.com.au

SHARE REGISTRAR

LINK MARKET SERVICES LIMITED
Locked Bag A14
Sydney South NSW 1235
Australia

TELEPHONE
Australia
1800 757 455
International
+61 2 8280 7490

FINANCIAL ADVISERS TO THE COMPANY

GRYPHON PARTNERS PTY LIMITED
Ground Floor, 60 Hindmarsh Square
Adelaide SA 5000
Australia

WEB
www.gryphonpartners.com.au

LEGAL ADVISERS TO THE COMPANY

CLAYTON UTZ
Level 18, 333 Collins St
Melbourne Victoria 3000
Australia

WEB
www.claytonutz.com

WWW.OXIANA.COM.AU

OXIANA LIMITED BIDDER'S STATEMENT

Oxiana
LIMITED

ACN 123 900 738

LINK
MARKET SERVICES

Need help?

Contact Oxiana Offer Information Line
Phone 1800 757 455 (local call cost within Australia)
Phone +61 2 8280 7490 (from outside Australia)

Please note that, as required by the *Corporations Act*, all calls to these numbers will be recorded.

A Your name

Your holding

Securityholder Reference Number:

Agincourt Shares held as at

If your holding has changed between record date and time of acceptance, then write your current holding here. Your acceptance will be granted over your updated holding.

This is an important document. If you are in doubt as to how to complete this form, please consult your financial or other professional adviser immediately.

Transfer and Acceptance Form – Issuer Sponsored Subregister

This is a personalised form for the sole use of the holder and holding recorded above.

B You must sign, complete and return this form to accept the Offer

If you correctly sign and return this form you will be deemed to have accepted the Offer in respect of **ALL** of your Agincourt Shares. Your form must be received by the closing date of the Offer Period.

C You must sign this form for your instructions in this Acceptance Form to be executed.

I/We, the person(s) named above, accept the Offer in respect of all my/our Agincourt Shares and hereby agree to transfer to Oxiana Agincourt Holdings Pty Ltd (Oxiana) all my/our Agincourt Shares for the consideration specified in the Offer, and on the terms and conditions of the Offer as set out in the Bidder's Statement.

Shareholder(s) should sign in the appropriate box(es) provided below.

Shareholder 1 (Individual)	Shareholder 2 (Individual)	Shareholder 3 (Individual)
Sole Director & Sole Company Secretary	Secretary/Director (delete one)	Director

D Contact details

Write the business hours telephone (mobile) number and the name of the person to contact about this Acceptance Form.

Telephone Number where you can be contacted during business hours	Contact Name (PRINT)

Please refer overleaf for further important instructions

AGCT TKO001

Further Important Instructions

Your Agincourt Shares are in an Issuer Sponsored Holding. To accept the Offer, you must complete and return this Acceptance Form in accordance with the instructions below.

Please refer to the Bidder's Statement dated 26 February 2007 which accompanies this Acceptance Form. Terms are defined in Part H of the Bidder's Statement and have the same meaning in this Acceptance Form.

Completion instructions

A
- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the amendments. Amendments to your name can only be processed by your Controlling Participant.
- **Please note** your consideration will be issued in the names as they appear on the Agincourt Resources Limited (Agincourt) register.

C
- **Please sign this Acceptance Form** in the places for signature(s) set out on the front page and in accordance with the following instructions:
  - **Joint shareholders:** If your Agincourt Shares are held in the names of more than one person, all of those persons must sign this Acceptance Form.
  - **Corporations:** This Acceptance Form must be signed by either two directors or a director and a company secretary. Alternatively, where the company has a sole director and, pursuant to the *Corporations Act*, there is no company secretary, or where the sole director is also the sole company secretary, that director may sign alone. Alternatively, a duly appointed attorney may sign.
  - **Powers of attorney:** If this Acceptance Form is signed under a power of attorney, please attach a certified copy of the power of attorney to this Acceptance Form when you return it. If this Acceptance Form is signed under Power of Attorney, the attorney declares that he/she has no notice of revocation of the Power of Attorney.
  - **Deceased Estates:** All the executors and administrators must sign this Acceptance Form. When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of Section 1071B(9)(b)(iii) of the *Corporations Act*.

Information you supply on this Acceptance Form will be used by Oxiana Limited and Link Market Services Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to Oxiana's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You have rights to obtain access to the personal information which you have supplied. Please see Link Market Services Limited's privacy policy on its website www.linkmarketservices.com.au.

Lodgement instructions

- Mail or deliver completed Acceptance Form(s) and any other documents required by the above instructions to:

Mail to:	or	**Deliver in person to:**
Link Market Services Limited		Link Market Services Limited
Agincourt Takeover		Agincourt Takeover
Locked Bag A14		Level 12, 680 George Street
SYDNEY SOUTH NSW 1235		SYDNEY NEW SOUTH WALES

- A reply paid envelope is enclosed for use within Australia.

Your acceptance must be received by no later than the end of the Offer Period, which is 7:00pm (Melbourne time) on the last day of the Offer Period.

If you have any questions about the terms of the Offer or how to accept, please call the Oxiana Offer Information Line on the following numbers:
within Australia: 1800 757 455
outside Australia: +61 2 8280 7490

Please note that, under the *Corporations Act*, all calls will be recorded, indexed and stored.

Oxiana
LIMITED

ACN 123 900 738

LINK
MARKET SERVICES

Need help?

Contact Oxiana Offer Information Line
Phone 1800 757 455 (local call cost within Australia)
Phone +61 2 8280 7490 (from outside Australia)

Please note that, as required by the *Corporations Act*, all calls to these numbers will be recorded.

A Your name

Your holding

Holder Identification Number:

Agincourt Shares held as at

If your holding has changed between record date and time of acceptance, then write your current holding here.

This is an important document. If you are in doubt as to how to complete this form, please consult your financial or other professional adviser immediately.

Controlling Participant's Name

Advisor Name:		Contact Number:	

Transfer and Acceptance Form – CHESS Subregister

This is a personalised form for the sole use of the holder and holding recorded above.

B You must give your instructions to your controlling participant to accept the Offer

If you correctly sign and return this form you will be deemed to have accepted the Offer in respect of **ALL** of your Agincourt Shares. Your form must be received by the closing date of the Offer Period.

To instruct your Controlling Participant to accept the Offer you may **either**:

- directly instruct your Controlling Participant to accept the Offer on your behalf;

OR

- sign and return this Acceptance Form to the address shown overleaf so the Bidder can contact your Controlling Participant on your behalf and relay your instructions.

If your Controlling Participant acts on your instruction CHESS will send you a confirmation notice.

C You must sign this form for your instructions in this Acceptance Form to be executed.

I/We, the person(s) named above, accept the Offer in respect of all my/our Agincourt Shares and hereby agree to transfer to Oxiana Agincourt Holdings Pty Ltd (Oxiana) all my/our Agincourt Shares for the consideration specified in the Offer, and on the terms and conditions of the Offer as set out in the Bidder's Statement.
Shareholder(s) should sign in the appropriate box(es) provided below.

Shareholder 1 (Individual)	Shareholder 2 (Individual)	Shareholder 3 (Individual)
Sole Director & Sole Company Secretary	Secretary/Director (delete one)	Director

D Contact details

Write the business hours telephone (mobile) number and the name of the person to contact about this Acceptance Form.

Telephone Number where you can be contacted during business hours	Contact Name (PRINT)

Please refer overleaf for further important instructions

AGCT TKO002

Further Important Instructions

Your Agincourt Shares are in a CHESS Holding, you do not need to complete and return this Acceptance Form to the registry to accept the Offer. You can instead contact your Controlling Participant and instruct them to accept the Offer on your behalf in sufficient time before the end of the Offer Period to enable your Controlling Participant to give effect to your acceptance of the Offer on CHESS during business hours. If you decide to use this Acceptance Form to authorise us to contact your Controlling Participant on your behalf, follow the instructions below. You should allow Link Market Services Limited ("Link") sufficient time for the delivery of the Acceptance Form to your Controlling Participant on your behalf. Neither Oxiana, nor Link will be responsible for any delays incurred by this process.

Please refer to the Bidder's Statement dated 26 February 2007 which accompanies this Acceptance Form. Terms are defined in Part H of the Bidder's Statement and have the same meaning in this Acceptance Form.

Completion instructions

A

- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the amendments. Amendments to your name or address can only be processed by your Controlling Participant.
- **Please note** your consideration will be issued in the names as they appear on the Agincourt Resources Limited (Agincourt) register.

C

- **Please sign this Acceptance Form** in the places for signature(s) set out on the front page and in accordance with the following instructions:
  - **Joint shareholders:** If your Agincourt Shares are held in the names of more than one person, all of those persons must sign this Acceptance Form.
  - **Corporations:** This Acceptance Form must be signed by either two directors or a director and a company secretary. Alternatively, where the company has a sole director and, pursuant to the *Corporations Act*, there is no company secretary, or where the sole director is also the sole company secretary, that director may sign alone. Alternatively, a duly appointed attorney may sign.
  - **Powers of attorney:** If this Acceptance Form is signed under a power of attorney, please attach a certified copy of the power of attorney to this Acceptance Form when you return it. If this Acceptance Form is signed under Power of Attorney, the attorney declares that he/she has no notice of revocation of the Power of Attorney.
  - **Deceased Estates:** All the executors and administrators must sign this Acceptance Form. When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of Section 1071B(9)(b)(iii) of the *Corporations Act*.

Information you supply on this Acceptance Form will be used by Oxiana Limited and Link Market Services Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to Oxiana's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You have rights to obtain access to the personal information which you have supplied. Please see Link Market Services Limited's privacy policy on its website www.linkmarketservices.com.au.

Lodgement instructions

- Mail or deliver completed Acceptance Form(s) and any other documents required by the above instructions to:

Mail to:	or	**Deliver in person to:**
Link Market Services Limited		Link Market Services Limited
Agincourt Takeover		Agincourt Takeover
Locked Bag A14		Level 12, 680 George Street
SYDNEY SOUTH NSW 1235		SYDNEY NEW SOUTH WALES

- A reply paid envelope is enclosed for use within Australia.

Your acceptance must be received by no later than the end of the Offer Period, which is 7:00pm (Melbourne time) on the last day of the Offer Period.

If you have any questions about the terms of the Offer or how to accept, please call the Oxiana Offer Information Line on the following numbers:
within Australia: 1800 757 455
outside Australia: +61 2 8280 7490

Please note that, under the *Corporations Act*, all calls will be recorded, indexed and stored.

AGINCOURT
RESOURCES LIMITED

Target's Statement
Agincourt Resources Limited
(ABN 38 088 174 565)

The Directors of Agincourt Unanimously Recommend that you Accept the Offer

This Target's Statement has been issued in response to the offer made by Oxiana Agincourt Holdings Pty Ltd (ACN 123 900 738) (a wholly owned subsidiary of Oxiana Limited (ABN 40 005 482 824)) for all the options to subscribe for ordinary shares in Agincourt Resources Limited.


This is an important document and requires your immediate attention.
If you are in any doubt about how to deal with this document, you should contact your broker, financial adviser or legal adviser immediately.

Financial adviser:
Azure Capital

Legal adviser:
Freehills

Key dates

Date of the offer for your options (Option Offer) 27 February 2007

Date of this Target's Statement 26 February 2007

Close of Oxiana's Offer Period

(unless extended or withdrawn)

7.00pm Melbourne, Victoria time on 30 March 2007

Optionholder information

Oxiana has established an information line which Agincourt optionholders may call if they have any queries in relation to Oxiana's Option Offer (**Oxiana Offer Information Line**). The telephone number for the Oxiana Offer Information Line is 1800 757 455 (for calls made from within Australia) or +61 2 8280 7490 (for calls made from outside Australia).

Agincourt notifies optionholders that the Oxiana Offer Information Line is operated by Oxiana and, as required by the Corporations Act calls to the Oxiana Offer Information Line will be tape recorded, indexed and stored.

Important notices

Nature of this document

This document is a Target's Statement issued by Agincourt Resources Limited (**Agincourt**) under Part 6.5 Division 3 of the Corporations Act in response to a Bidder's Statement issued by Oxiana Agincourt Holdings Pty Ltd (ACN 123 900 738) (a wholly owned subsidiary of Oxiana Limited (ABN 40 005 482 824)) (both referred to as **Oxiana** in the applicable context) to holders of Agincourt Options (**Agincourt Optionholder**) to subscribe for Agincourt Shares (**Bidder's Statement**).

Oxiana is making a separate offer to holders of Agincourt Shares (**Share Offer**). Agincourt has responded to the Share Offer with a Target's Statement dated 26 February 2007 which is enclosed with this document (**Share Target's Statement**). This Target's Statement should be read in conjunction with, and incorporates by reference, the contents of the Share Target's Statement to the extent that it is relevant or applicable to you for the purposes of making a decision as to whether or not to accept the Option Offer

Oxiana has also lodged a Bidder's Statement in connection with the Share Offer (**Share Bidder's Statement**).

Defined terms

Defined terms used in this Target's Statement have the same meaning given in the Share Target's Statement except where the context makes it clear that a definition is not intended to apply.

No account of personal circumstances

This Target's Statement does not take into account your individual objectives, financial situation or particular needs. It does not contain personal advice. Your directors encourage you to seek independent financial and taxation advice before making a decision as to whether or not to accept the Option Offer.

Disclaimer as to forward looking statements

Some of the statements appearing in this Target's Statement may be in the nature of forward looking statements. You should be aware that such statements are only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to the industry in which Agincourt operates as well as general economic conditions, prevailing exchange rates and interest rates and conditions in the financial markets. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement. None of Agincourt, Agincourt's officers, any persons named in this Target's Statement with their consent or any person involved in the preparation of this Target's Statement, makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward looking statement. The forward looking statements in this Target's Statement reflect views held only as at the date of this Target's Statement.

Offers outside Australia

You should note that the consideration under the Option Offer is securities of Oxiana, an Australian public company listed on ASX. The Option Offer is subject to disclosure requirements in Australia which are different from those applicable in other countries. Ineligible Foreign Optionholders will not be entitled to receive Oxiana Shares as a result of acceptance of the Option Offer (unless Oxiana determines otherwise). Ineligible Foreign Optionholders who accept the Option Offer will receive a cash amount calculated in accordance with section 14.6 of the Share Bidder's Statement.

For the purposes of this Target's Statement, ***Ineligible Foreign Optionholder*** *means* a person whose address as shown in the Agincourt Option Register is in a jurisdiction other than Australia.

For the purposes of this Target's Statement, **Agincourt Option Register** means the register of Agincourt Optionholders maintained under section 170 of the Corporations Act.

ASIC disclaimer

A copy of this Target's Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for the content of this Target's Statement.

Contents of this Target's Statement

1.0 Terms of the Option Offer

1.1 Offer for your Options

The consideration being offered by Oxiana for all of your Options is on the terms and subject to the conditions set out in section 1.3 the Bidder's Statement.

The Option Offer extends to any person who becomes registered or entitled to be registered as the holder of Agincourt Options during the period from the 22 February 2007 **(Register Date)** to the end of the Offer Period.

1.2 Option Offer includes rights attaching to Agincourt Options

Oxiana will be entitled to all rights in respect of Options which it acquires under the Option Offer. If any rights are received by you and such documents as may be necessary to vest title to those rights in Oxiana are not passed on to Oxiana, or the benefit of those rights are not passed on to Oxiana, Oxiana may reduce the consideration payable to you under the Option Offer by the amount (or value, as reasonably assessed by Oxiana) of those rights.

1.3 Consideration

Oxiana is offering the following consideration if you accept the Option Offer and the Defeating Conditions are fulfilled or waived:

- 0.28 Oxiana Shares for each Option with an exercise price of $1.30;
- 0.26 Oxiana Shares for each Option with an exercise price of $1.36; and
- 0.35 Oxiana Shares for each Option with an exercise price of $1.15.

1.4 Defeating conditions

The Option Offer is subject to the conditions of the Share Offer as set out in the Share Bidder's Statement. The Option Offer is also subject to Oxiana becoming entitled to compulsorily acquire all Agincourt Shares pursuant to the Share Offer or the Share Offer being declared unconditional.

1.5 Ineligible Foreign Optionholders

If, at the time the Option Offer is made to you, you are an Ineligible Foreign Optionholder, you will not receive Oxiana Shares. Instead, you will receive a cash amount determined in accordance with section 14.6 of the Share Bidder's Statement.

1.6 Registered Holders

An Option Offer on the terms and conditions set out in this Target's Statement and bearing the same date is being made to every holder of Agincourt Options registered in the Agincourt Option Register at 10:00am on the Register Date.

2.0 Directors' recommendation

2.1 Directors' recommendations

After taking into account each of the matters in this Target's Statement and in the Bidder's Statement, each of your directors recommend that you accept the Option Offer (in the absence of a superior proposal).

In considering whether to accept the Option Offer, your directors encourage you to:

- read the whole of this Target's Statement and the Bidder's Statement; and
- obtain financial advice from your broker or financial adviser upon the Option Offer and obtain taxation advice on the effect of accepting the Option Offer.

2.2 Your directors' reasons for their recommendation

The directors of Agincourt recommend you accept the Option Offer for the following reasons:

- The reasons outlined by the directors in section 2.4 of the Share Target's Statement as reasons for accepting the Share Offer; and
- The directors note that by virtue of the pre-bid agreement referred to in section 3.2 of this Target Statement you have undertaken to accept the Option Offer.

3.0 Acceptance of the Offer

3.1 How to accept

To accept the Option Offer:

- complete and sign the pink Acceptance Form enclosed with the Bidder's Statement in accordance with the instructions on the form; and
- attach your Agincourt Options certificate(s),

and return the documents in the enclosed self-addressed envelope.

If you have lost your Agincourt Options certificate(s) you will need to complete an indemnity form for presentation to the Agincourt option registry so that a replacement certificate(s) can be produced. If this is the case, please call the Oxiana Offer Information Line and the indemnity form will be sent to you:

For Australian callers:	1800 757 455 (toll-free within Australia)
For International callers:	+61 2 8280 7490

If you exercise your Agincourt Options in accordance with their terms and accept the Share Offer in respect of the Agincourt Shares issued, you will need to refer to section 11 of the Share Bidder's Statement for information on how to accept the Share Offer.

3.2 Pre-bid agreements

Each of the Optionholders have entered into an agreement with Oxiana prior to the date of this Target's Statement to accept the Option Offer within 10 business days of receiving the Option Offer subject to no higher alternative offer being made.

4.0 Other terms

All other information relating to the terms of the Option Offer, acceptance of the Option Offer and any other information which is material to the making of a decision by an Agincourt Optionholder in relation to the Option Offer is set out in the Share Target's Statement. This Target's Statement should be read in conjunction with, and incorporates by reference, the Share Target's Statement to the extent that it is relevant or applicable to an Agincourt Optionholder for the purposes of an Agincourt Optionholder making a decision as to whether or not to accept the Option Offer.

5.0 Consents

Azure Capital Pty Ltd has given, and not withdrawn prior to the lodgement of this Target's Statement with ASIC, its written consent to be named in this Target's Statement as financial adviser to Agincourt in the form and context so named. Azure Capital Pty Ltd takes no responsibility for any part of this Target's Statement other than any reference to its name.

Freehills has given, and not withdrawn prior to the lodgement of this Target's Statement with ASIC, its written consent to be named in this Target's Statement as legal adviser to Agincourt in the form and context so named. Freehills takes no responsibility for any part of this Target's Statement other than any reference to its name.

As permitted by ASIC Class Order 01/1543 this Target's Statement contains statements which are made, or based on statements made, in documents lodged by Oxiana with ASIC or given to the ASX, or announced on the Company Announcements Platform of the ASX, by Oxiana. Pursuant to the Class Order, the consent of Oxiana is not required for the inclusion of such statements in this Target's Statement. Any Agincourt Optionholder who would like to receive a copy of any of those documents may obtain a copy (free of charge) during the Offer Period by contacting the Oxiana Offer Information Line on 1800 757 455 (for calls made from within Australia) or +61 2 8280 7490 (for calls made from outside Australia). Agincourt notifies optionholders that the Oxiana Offer Information Line is operated by Oxiana and, as required by the Corporations Act calls to the Oxiana Offer Information Line will be tape recorded, indexed and stored.

6.0 Authorisation

This Target's Statement has been approved by a resolution passed by the directors of Agincourt. All Agincourt directors voted in favour of that resolution.

Signed for and on behalf of Agincourt:

Date: 26 February 2007

Craig Readhead, Chairman

Corporate Directory of Agincourt Resources

Directors

Mr Craig Redhead	Chairman
Mr Peter Bowler	Managing Director
Dr Timothy Sugden	Non-Executive Director
Mr Roy Arthur	Executive Director
Dr John Blake	Non-Executive Director

Company Secretary

Mr Greg Barrett

Registered Office

2nd Floor
16 Ord Street
West Perth, Western Australia 6005

Website

www.agincourtresources.com.au

Financial Adviser

Azure Capital Pty Ltd
Level 33, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000

Legal Adviser

Freehills
QV.1 Building
250 St Georges Terrace
Perth, Western Australia 6000

Share Registry

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide, South Australia 5000

Target's Statement
Agincourt Resources Limited
(ABN 38 088 174 565)

AGINCOURT
RESOURCES LIMITED

The Directors of Agincourt Unanimously Recommend that You Accept the Offer

This Target's Statement has been issued in response to the Offer made by Oxiana Agincourt Holdings Pty Ltd (ACN 123 900 738) (a wholly owned subsidiary of Oxiana Limited (ABN 40 005 482 824)) for all the ordinary shares in Agincourt Resources Limited.


This is an important document and requires your immediate attention.
If you are in any doubt about how to deal with this document, you should contact your broker, financial adviser or legal adviser immediately.

Financial Adviser

Azure Capital

Legal Adviser

Freehills

Key dates

Date of Oxiana's Offer 26 February 2007

Date of this Target's Statement 26 February 2007

Close of Oxiana's Offer Period

(unless extended or withdrawn)

7.00pm Melbourne, Victoria time on 30 March 2007

Shareholder information

Oxiana has established a shareholder information line which Agincourt shareholders may call if they have any queries in relation to Oxiana's Offer. The telephone number for the shareholder information line is 1800 757 455 (for calls made from within Australia) or +61 2 8280 7490 (for calls made from outside Australia).

Agincourt notifies shareholders that the information line is operated by Oxiana and, as required by the Corporations Act, calls to the shareholder information line will be tape recorded, indexed and stored.

Important notices

Nature of this document

This document is a Target's Statement issued by Agincourt under Part 6.5 Division 3 of the Corporations Act in response to Oxiana's Bidder's Statement and Offer.

Defined terms

A number of defined terms are used in this Target's Statement. These terms are explained in section 10 of this Target's Statement.

No account of personal circumstances

This Target's Statement does not take into account your individual objectives, financial situation or particular needs. It does not contain personal advice. Your directors encourage you to seek independent financial and taxation advice before making a decision as to whether or not to accept the Offer.

Disclaimer as to forward looking statements

Some of the statements appearing in this Target's Statement may be in the nature of forward looking statements. You should be aware that such statements are only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to the industry in which Agincourt operates as well as general economic conditions, prevailing exchange rates and interest rates and conditions in the financial markets. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement. None of Agincourt, Agincourt's officers, any persons named in this Target's Statement with their consent or any person involved in the preparation of this Target's Statement, makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward looking statement. The forwarding looking statements in this Target's Statement reflect views held only as at the date of this Target's Statement.

ASIC disclaimer

A copy of this Target's Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for the content of this Target's Statement.

AGINCOURT
RESOURCES LIMITED

26 February 2007

Dear Agincourt Shareholder

I am pleased to present the Offer by Oxiana Limited (through its wholly owned subsidiary Oxiana Agincourt Holdings Pty Ltd) to acquire all of your fully paid ordinary shares in Agincourt Resources Limited. Under the Offer you will receive 0.65 Oxiana Shares for each Agincourt Share held.

The price being offered by Oxiana values each Agincourt Share at $1.92, based on the closing price of Oxiana Shares on ASX on 25 January 2007 (prior to the Offer being announced), and at $1.90, based on the Oxiana Share price as at 23 February 2007. This price reflects an attractive premium over the Agincourt Share price prior to the Offer.

After careful consideration, the directors of Agincourt have unanimously resolved to recommend that shareholders accept the Offer, and each of the directors intends to accept the Offer with respect to their own shareholdings, in both cases subject to the absence of a superior offer.

Not only does the Offer reflect an attractive premium, but Oxiana has an excellent development track record, a strong balance sheet and financing capability, and its assets are complementary to those of Agincourt. The 100% scrip Offer allows Shareholders to benefit from scrip-for-scrip rollover relief in certain circumstances and, since Oxiana is also a member of the ASX100 index, their shares are highly liquid, allowing shareholders to exit their investments if desired.

Agincourt has agreed to remove the voluntary escrow over Newmont Capital Pty Ltd's Agincourt shareholding. This has allowed Oxiana to establish a relevant interest of 19.9% in Agincourt Shares through a pre-bid acceptance and option agreement.

The Offer consideration is Oxiana Shares, meaning you will become a shareholder in Oxiana if you accept the Offer and the conditions of the Offer are satisfied or waived. You will find information about Oxiana contained in the Bidder's Statement.

The Offer is scheduled to close at 7.00pm Melbourne, Victoria time on 30 March 2007. To accept the Offer, simply follow the instructions outlined in section 11 of the Bidder's Statement.

Yours sincerely

C Readhead

Craig Readhead
Chairman

Agincourt Resources Limited
ABN 56 089 174 565
Second Floor, 16 Ord Street, West Perth 6005, Western Australia
PO Box 219, West Perth 6872, Western Australia
Telephone: +61 8 9216 5800 Facsimile: +61 8 9216 5885

Wiluna Operations Limited
ABN 45 101 250 759
Via Wiluna, 6646, Western Australia
PO Box 219, West Perth 6872, Western Australia
Telephone: +61 8 9981 8200 Facsimile: +61 8 9980 6026

Contents of this Target's Statement

1.0 Frequently asked questions

This section answers some commonly asked questions about the Offer. It is not intended to address all relevant issues for Agincourt Shareholders. This section should be read together with all other parts of this Target's Statement.

Question	Answer
What is Oxiana's Offer for my Agincourt Shares?	Oxiana is offering 0.65 Oxiana Shares for each Agincourt Share held by you.
What choices do I have as an Agincourt Shareholder?	As an Agincourt Shareholder, you have the following choices in respect of your Agincourt Shares: – accept the Offer; – sell your Agincourt Shares on the ASX (unless you have previously accepted the Offer and you have not validly withdrawn your acceptance); or – do nothing. There are several implications in relation to each of the above choices. A summary of these implications is set out in section 4 of this Target's Statement.
What are the directors of Agincourt recommending?	Each director recommends that you accept the Offer (in the absence of a superior proposal).
How do I accept the Offer?	Details of how to accept the Offer are set out in section 11 of the Bidder's Statement.
What are the consequences of accepting the Offer now?	If you accept the Offer, unless withdrawal rights are available (see below), you will give up your right to sell your Agincourt Shares on the ASX or otherwise deal with your Agincourt Shares while the Offer remains open.
If I accept the Offer, can I withdraw my acceptance?	You may only withdraw your acceptance if Oxiana varies the Offer in a way that postpones the time when Oxiana is required to satisfy its obligations by more than one month. (See section 5.8 of this Target's Statement for further details.)
When does the Offer close?	The Offer is presently scheduled to close at 7.00pm Melbourne, Victoria time on 30 March 2007, but the Offer Period can be extended in certain circumstances. See section 5.5 of this Target's Statement for details of the circumstances in which the Offer Period can be extended.

What are the conditions to the Offer?	The Offer is for all of your Agincourt Shares and is subject to the conditions set out in section 13 of Oxiana's Bidder's Statement. These conditions include: – a 90% minimum acceptance condition; – conditions relating to regulatory approvals; – conditions relating to third party change of control rights; – conditions relating to certain material transactions, prescribed occurrences, material adverse changes and the conduct of Agincourt's business; and – conditions relating to the S&P/ASX200 index and the Gold Price Index. See section 5.2 of this Target's Statement for further details.
What happens if the conditions of the Offer are not satisfied or waived?	If the conditions are not satisfied or waived before the Offer closes, the Offer will lapse. You would then be free to deal with Agincourt Shares even if you had accepted the Offer.
When will I be sent my consideration if I accept the Offer?	If you accept the Offer, you will have to wait for the Offer to become unconditional before you will be sent your consideration from Oxiana. See section 5.9 of this Target's Statement for further details on when you will be sent your consideration.
What are the tax implications of accepting the Offer?	A general outline of the tax implications of accepting the Offer is set out in section 8 of this Target's Statement, and in section 18 of the Bidder's Statement. As the outline is a general outline only, shareholders are encouraged to seek their own specific professional advice as to the taxation implications applicable to their circumstances.
Is there a number that I can call if I have further queries in relation to the Offer?	If you have any further queries in relation to the Offer, you can call the shareholder information line on 1800 757 455 (for calls made from inside Australia) or +61 2 8280 7490 (for calls made from outside Australia). Note that this information line is operated by Oxiana. For legal reasons, such calls will be recorded.

2.0 Directors' recommendation

2.1 Summary of Offer

The consideration being offered by Oxiana under its takeover bid is 0.65 Oxiana Shares for each Agincourt Share.

The Offer is subject to a number of conditions; those conditions are summarised in section 5.2 of this Target's Statement.

Based on the closing price of Oxiana Shares on the ASX on 25 January 2007 of $2.96, immediately prior to the announcement of the Offer, the value of the scrip consideration is $1.924 per Agincourt Share, and based on the closing Oxiana Share price of $2.93 on 23 February 2007, the value of the scrip consideration is $1.90. This compares to the Agincourt Share price of $1.44 on 25 January 2007.

2.2 Directors of Agincourt

As at the date of this Target's Statement, the directors of Agincourt are:

Name	Position
Mr Craig Readhead	Chairman
Mr Peter Bowler	Managing Director
Dr Timothy Sugden	Non-Executive Director
Mr Roy Arthur	Executive Director
Dr John Blake	Non-Executive Director

2.3 Directors' recommendation

After taking into account each of the matters in this Target's Statement and in the Bidder's Statement, each of your directors recommend that you accept the Offer (in the absence of a superior proposal).

In considering whether to accept the Offer, your directors encourage you to:

- read the whole of this Target's Statement and the Bidder's Statement;
- have regard to your individual risk profile, portfolio strategy, tax position and financial circumstances;
- consider the alternatives noted in section 4 of this Target's Statement; and
- obtain financial advice from your broker or financial adviser upon the Offer and obtain taxation advice on the effect of accepting the Offer.

2.4 Your directors' reasons for their recommendation

A summary of the reasons for your directors' recommendation is as follows:

Significant premium to Agincourt Shareholders

The price being offered by Oxiana values each Agincourt Share at $1.92, based on the closing price of Oxiana Shares on ASX on 25 January 2007, and at $1.90, based on the Oxiana Share price as at 23 February 2007. As the table below shows, this price reflects an attractive premium over the Agincourt Share price prior to the Offer.

	Oxiana Share price before announcement $2.96	Oxiana Share price on 23 February 2007 $2.93
Implied Offer value	**$1.92**	**$1.90**
Premium over Agincourt:		
– closing price before announcement	34%	32%
– 5 day VWAP before announcement	35%	33%
– 30 day VWAP before announcement	38%	37%
– 90 day VWAP before announcement	53%	51%

Agincourt's directors are not aware of any transactions in Agincourt Shares which may have had the effect of inflating these premiums.

Oxiana a natural owner of Agincourt assets

Oxiana's projects and exploration strategy are complementary to those of Agincourt, with a focus on Asia and Australia and an interest in uranium. The Board considers this gives Oxiana a high level of strategic fit.

Through their Sepon copper-gold project, Oxiana has experience in bringing projects into development in Asia that will be highly relevant in the development of Agincourt's Martabe gold and silver project.

Gives Agincourt Shareholders the opportunity to become shareholders in Oxiana

By accepting the Offer, Agincourt Shareholders will become shareholders in Oxiana, gaining exposure to projects across multiple commodities. Agincourt Shareholders will, however, also retain an exposure to Agincourt's projects and will retain some of the benefit from any future upside that may materialise through Agincourt's current projects.

Increased marketability of securities

Oxiana Shares are included in the S&P ASX100 Index, which includes the largest and most liquid stocks traded on the ASX. By accepting the Offer, Agincourt Shareholders will benefit from a substantial increase in the marketability of their Shares, allowing them to liquidate their holdings both more easily and at lower cost (due to the lower bid-offer spread) than if they held shares in Agincourt. This is evident in the respective turnovers for the companies. During the 12 months prior to the announcement of the Offer, an average of approximately $789 million of Oxiana Shares were traded on the ASX per month, compared to approximately $11 million for Agincourt Shares.

Access to strong balance sheet

As set out in Oxiana's Bidder's Statement, Oxiana has significant cash reserves, as well as several major cash generating assets. These resources can be applied towards the financing of the Martabe Project.

In the absence of the Offer, it is likely that Agincourt will need to raise significant additional capital in addition to project financing in order to fund its Martabe Project commitments. It is likely that this will involve either the issue of additional shares, which may dilute current shareholders' claim to future project profits, or the sale of all or a part of one or more of Agincourt's assets, which would remove shareholders' exposure to such assets entirely.

High gold prices

The Offer has come at a time when the gold market is very buoyant. As shown in Figure 1, the gold price has experienced strong appreciation in recent years and it is likely that the Agincourt Share price reflects the current strong market for gold.

Figure 1



Gold Price (US$ per ounce)
800
700
600
500
400
300
200
100
0
Jan 03
Jul 03
Jan 04
Jul 04
Jan 05
Jul 05
Jan 06
Jul 06
Jan 07

The Offer has the support of Agincourt's major shareholder

Agincourt's major shareholder, Newmont Capital Pty Ltd, holds 19.99% of the Agincourt Shares. Agincourt has removed the voluntary escrow over Newmont Capital Pty Ltd's Shares. Newmont has entered into an Option and Pre-Bid Acceptance Deed with Oxiana to accept the Offer in the absence of a superior proposal.

You may be eligible for scrip-for-scrip rollover relief

Provided the pre-conditions for scrip-for-scrip rollover relief are satisfied, Agincourt Shareholders who accept the Offer and who would otherwise derive a capital gain in respect of the exchange of Agincourt Shares for Oxiana Shares should be entitled to scrip-for-scrip rollover relief. The effect of choosing scrip-for-scrip rollover relief would be that the capital gain arising from the exchange of the Agincourt Shares with Oxiana Shares would effectively be disregarded for Australian CGT purposes.

Agincourt Share price may fall if the Offer is not successful

If the Offer is not successful, Agincourt Shares are unlikely to trade at current levels and have the potential to trade at pre-bid levels in the absence of an alternative offer. Immediately prior to the announcement of the Offer, Agincourt Shares closed at $1.44. In the 30 trading days prior to the announcement of the Offer, Agincourt Shares traded at a volume-weighted average price of $1.39. Under the Offer, Agincourt has also entered into a Loan Agreement with Oxiana for $10 million. In the event of the Offer being unsuccessful, Agincourt would need to raise additional equity capital in order to repay Oxiana.

2.5 Intentions of your directors in relation to the Offer

Each director of Agincourt who has a relevant interest in Agincourt Shares intends to accept the Offer in relation to those Agincourt Shares, in the absence of a superior proposal.

Details of the relevant interests of each Agincourt director in Agincourt Shares are set out in section 7 of this Target's Statement.

3.0 Important matters for Agincourt Shareholders to consider

3.1 The Oxiana Offer

Oxiana announced its intention to make its takeover bid for Agincourt on 29 January 2007 (a copy of the Bidder's announcement may be obtained from the ASX website at www.asx.com.au or by contacting the shareholder information line). A summary of the Offer is contained in section 5 of this Target's Statement.

Oxiana's Offer is open for acceptance until 7.00pm Melbourne, Victoria time on 30 March 2007, unless it is extended or withdrawn (sections 5.5 and 5.6 of this Target's Statement describe the circumstances in which Oxiana can extend or withdraw its Offer).

3.2 Background information on Agincourt

Overview

Agincourt is an Australian domestic gold producer with an international outlook.

Agincourt's major operation is the Wiluna Gold Mine in Western Australia. In September 2006 Agincourt, in a consortium with its Indonesian partners, acquired the advanced Martabe Gold and Silver Project in Northern Sumatra, Indonesia from Newmont Mining Corporation. This acquisition provides Agincourt with a cumulative resource base of 6.7 million ounces of gold and 60 million ounces of silver as well as exposure to a significant asset which is due to start production in late 2008.

Agincourt has a 57% interest in Nova Energy Limited (NEL), an ASX-listed uranium developer and explorer with assets in Western Australia, South Australia and the Northern Territory as well as Guinea and Namibia in Africa.

Wiluna

Agincourt has operated the Wiluna Gold Mine, situated 1,000km north-east of Perth in Western Australia, since December 2003. The field was discovered in 1897 and has produced more than 3.9 million ounces of gold to date. About 85% of gold in Wiluna underground ore is locked in pyrite and arsenopyrite minerals, the balance being very fine free native gold. Wiluna currently produces around 110,000 ounces of gold per annum from underground and open cut resources. Refractory sulphide ore processing utilises the BIOX (bacterial oxidation) process to oxidise the ore before gold extraction via Carbon In Leach cyanidation (CIL).

During the December 2006 quarter, process plant throughput was 260,061 tonnes at a grade of 3.51g/t, with an overall plant recovery of 84.92%, and 22,202 ounces of gold were poured at cash costs of $737 per ounce.

During 2006, ore was primarily sourced from the Calais and Woodley underground operations and the Williamson Open Pit. During February, sulphide ore from the Saddle area of the East Pit is expected to displace the lower grade Williamson oxide feed, which is expected to result in the process plant feeding 100% sulphide ore at a higher overall recovered grade.

Martabe

The Martabe Gold and Silver Project, located in Northern Sumatra, Indonesia and acquired from Newmont Mining Corporation in September 2006, is an attractive undeveloped gold project with a JORC compliant resource of 5.8 million ounces of gold and 60 million ounces of silver hosted within a large epithermal system. The project objective is to develop a low cost, open pit operation producing approximately 270,000 ounces of gold and 2 million ounces of silver annually with a mine life of more than eight years.

Exploration and mining rights for Martabe are held under a favourable 6th generation Contract of Work (CoW), currently covering 2,563km^2. Originally granted by the Indonesian Government in April 1997, the CoW provides security of tenure and rights to progress from exploration through to production.

The Project is located remarkably close to existing infrastructure and facilities. The village of Batang Toru (population: 12,000) is near the main prospects Purnama and Baskara, and the CoW is bisected by the Trans-Sumatra highway. Supplies of grid power and process water are available and the port of Sibolga is approximately 50km away.

Agincourt is currently working on the definitive feasibility study and expects this to be completed during April 2007. Geotechnical drilling, being managed by GHD, has commenced on site to determine the optimum location for the proposed plant and tailings storage facility, engineering studies are being progressed in regard to the site water balance and water quality for discharge, and drill core samples have been delivered to Perth for a comprehensive program of metallurgical testing to confirm the detail of the plant selection.

To facilitate a smooth transition through development to mining operations at Martabe, an incorporated Joint Venture has been formed with Indonesian partners PT Dharma Persada Bhakti and PT Trinergy (JV Partners). The JV Partners have an option to acquire up to 30% of Agincourt Resources (Singapore) Pte Ltd ("ARSPL"), which controls Martabe, via a pro rata contribution of the acquisition, development and capital costs. ARSPL currently holds 100% of the shares in PT Agincourt Resources ("PTAR"), an Indonesian company which in turn owns the Martabe Project.

Agincourt and its JV Partners anticipate that the local government in the Martabe area will be offered a 5% loan carried interest in PTAR, with the intent that the proceeds from the interest will benefit the local community.

Nova Energy

Agincourt also has a 57% interest in the ASX listed uranium development and exploration company Nova Energy Limited.

Nova Energy was incorporated on 29 October 2004 and listed on the ASX on 23 August 2005. The Company's headquarters are located in Perth, Western Australia and its key assets are located in Australia and Africa.

Other exploration

Agincourt is focused on the discovery and profitable development of gold and base metal deposits in Australia and Indonesia. Agincourt maintains a substantial exploration effort at the Wiluna Operation and in the local Wiluna region in Western Australia, and is also focused on exciting exploration prospects in the Martabe area of Northern Sumatra. Total exploration expenditure for the December 2006 quarter was $2,043,000, of which $1,003,000 was at Wiluna and $1,040,000 at Martabe.

At Wiluna, the exploration focus is on Calais extensions and on proving the development potential of the Henry5 area which lies adjacent to and below the Calais lens. Results from Henry5 include 36m @ 9.2g/t (18m TW) at the 522m RL and 19m @ 9.8g/t (9.5m TW) at the 505m RL. Recent drill results confirm that narrow zones of mineralisation within shearing also exist between Calais Lens 100 and Henry5, demonstrating that the two ore bodies lie on the same fault structure.

The Martabe project offers an opportunity to explore a spectrum of arc related deposits from copper-gold porphyries through to high and low sulphidation gold-silver epithermal systems in one of the most prospective terrains in South East Asia.

Around the Purnama and Baskara deposits, which together form the resources included in the current mine development, further exploration is continuing on Pelangi and on Purnama Deeps.

Elsewhere in the CoW, the Kapur prospect is the first of a series of highly prospective epithermal gold and silver targets to be tested in the Kapur Gambir district, 30km south of Martabe. Agincourt's first exploration drilling at the Kapur prospect recently resulted in a major new epithermal gold and silver discovery at Kapur 30km south-east of Martabe, with results including 109.7m @ 2.7g/t gold (incl 4.0m @ 47.1g/t) and 55.1m @ 3.0g/t gold (incl 9.1m @ 15.3g/t).

In addition, the Company has established a strong exploration presence in Victoria and in central Western Australia. Together, these prospects provide the Company with a balanced portfolio of grassroots through to advanced exploration assets.

3.3 Current business activities of Agincourt

As at the date of this Target's Statement Agincourt's acquisition of the Martabe Gold and Silver Project has recently been completed and exploration drilling and feasibility study work has commenced.

Agincourt has recently completed the sale of the Andorinhas Gold Project in Brazil with the funds to be directed towards working capital and to development of the Martabe Project.

Gold Production at the Wiluna Operation has been below budget. Agincourt will continue to process ore at Wiluna from the two primary sources of Calais and the "Saddle" East Pit cutback. Further details on Wiluna operations were provided in Agincourt's quarterly statement that was released to the ASX on 31 January 2007.

Agincourt's 57% shareholding in Nova Energy Limited continues to add value, and the Company is monitoring the strengthening outlook for uranium and anticipated changes to Federal Labor policy in April 2007.

3.4 Value of Oxiana's Offer

Value overview

The Offer presented in the Bidder's Statement is for Agincourt Shareholders to receive 0.65 Oxiana Shares for each Agincourt Share held. This values an Agincourt Share at $1.92 based on the closing price of Oxiana Shares on the ASX on 25 January 2007 and at $1.90 based on the Oxiana Share price as at 23 February 2007.

Premiums

This valuation represents significant premiums to pre-bid trading levels of Agincourt Shares. Specifically, it represents premiums relative to the Oxiana pre-announcement share price and the price at 23 February 2007 of:

	Oxiana Share price before announcement $2.96	Oxiana Share price on 23 February 2007 $2.93
Implied Offer value	**$1.92**	**$1.90**
Premium over Agincourt:		
– closing price before announcement	34%	32%
– 5 day VWAP before announcement	35%	33%
– 30 day VWAP before announcement	38%	37%
– 90 day VWAP before announcement	53%	51%

Agincourt's Share price history

Figure 2 displays the share price history of Agincourt's Shares for the year leading up the announcement of the Offer on 25 January 2007. As can be seen, during this period Agincourt traded near the price implied by the Offer briefly during April and May, reaching $1.95 at its peak. In July 2006 Agincourt acquired the Martabe project in Indonesia, requiring a capital raising of $150 million at a price of $1.15. Subsequent to this acquisition and prior to the announcement of the Offer, Agincourt's Shares have traded in a range between $0.95 and $1.50.

Figure 2


Share Price ($)
2.50
2.00
1.50
1.00
0.50
0.00
Feb 06
Apr 06
Jun 06
Aug 06
Oct 06
Dec 07

Source: Bloomberg

Note:
Agincourt's Share price is a daily volume-weighted average price

Oxiana Share price uncertainty

The Offer prescribes that Agincourt Shareholders be paid in Oxiana Shares, and therefore, the Offer's ultimate value is dependent on Oxiana's future share price. Prior to payment, the trading price of Oxiana Shares may increase or decrease from the current closing price of $2.93 on 23 February 2007.

A table illustrating the changes in the implied price for Agincourt's Shares at different Oxiana Share prices under the Offer is shown below:

Oxiana Share price A$	Implied price for Agincourt Shares under the Offer A$
2.50	1.63
2.60	1.69
2.70	1.76
2.80	1.82
2.90	1.89
3.00	1.95
3.10	2.02
3.20	2.08
3.30	2.15

Recent movements in the Oxiana Share price and the implied Offer value

Since the Offer was announced on 29 January 2007, the trading price of Oxiana Shares has decreased to close at $2.93 on 23 February 2007. Accordingly, the implied value of Agincourt Shares under the Offer has also decreased to approximately $1.90 per Share as at 23 February 2007.

Market's response to the Offer

Figure 3 shows the market's response to the Offer in terms of both the price and volume traded in Agincourt Shares. As is evident from the chart, Agincourt Shares experienced significant increases in both share price and volume traded on 29 January 2007, the date of announcement.

Figure 3



Share Price ($)
2.00
1.90
1.80
1.70
1.60
1.50
1.40
1.30
1.20
1.10
1.00
Volume (000's)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
18 Jan
19 Jan
22 Jan
23 Jan
24 Jan
29 Jan
30 Jan
31 Jan
01 Feb
02 Feb
05 Feb
06 Feb
07 Feb
08 Feb
09 Feb
12 Feb
13 Feb
14 Feb
15 Feb
16 Feb
19 Feb
20 Feb
21 Feb
22 Feb
23 Feb

Source: Bloomberg

Note:
Agincourt's Share price is a daily volume-weighted average price

Figure 4 shows Agincourt's Share price and the implied Offer price since 29 January 2007. As can be seen, Agincourt Shares have been priced slightly below the implied Offer price, and movements in the Agincourt Share price have closely followed the implied Offer price since the Offer was announced. On 23 February 2007, Agincourt's Share price closed at a 2.9% discount to the implied Offer price.

Figure 4



Price ($)
2.00
1.90
1.80
1.70
1.60
1.50
1.40
1.30
Agincourt Share Price
Implied Offer Price
18 Jan
19 Jan
22 Jan
23 Jan
24 Jan
29 Jan
30 Jan
31 Jan
01 Feb
02 Feb
05 Feb
06 Feb
07 Feb
08 Feb
09 Feb
12 Feb
13 Feb
14 Feb
15 Feb
16 Feb
19 Feb
20 Feb
21 Feb
22 Feb
23 Feb

Source: Bloomberg

Note:
The Agincourt Share price is a daily volume-weighted average price

The implied Offer price is the product of 0.65 and daily volume-weighted average price for Oxiana Shares

3.5 Disadvantages of the Offer

Although the directors consider that the advantages outweigh the disadvantages of the Offer, there are a number of disadvantages to current shareholders of Agincourt in accepting the Offer. These include:

Exposure to current assets diluted

Following completion of the Offer, Agincourt Shareholders will hold approximately 9.3% of the shares in the combined entity. Shareholders will therefore see their exposure to Agincourt's projects reduce from 100% to 9.3% (based on Agincourt's share).

No longer a predominantly gold, silver and uranium company

Oxiana is following a multi-commodity strategy, and provides exposure to copper, zinc and lead in addition to gold, silver and uranium. This diversification may be unattractive to some shareholders who may wish to retain an exposure to gold and uranium assets alone. However, the Board considers that the deep trading liquidity in Oxiana Shares will allow Agincourt Shareholders to exit their positions if desired.

3.6 Minority ownership consequences

Oxiana's Offer is presently subject to a 90% Minimum Acceptance Condition which, if fulfilled (and all the other conditions are fulfilled or waived), will entitle it to compulsorily acquire all outstanding Agincourt Shares. Oxiana has the right to waive the 90% Minimum Acceptance Condition, although it has not yet indicated whether it will do so.

If Oxiana waives the 90% Minimum Acceptance Condition and acquires more than 50% but less than 90% of the Agincourt Shares then, assuming all other conditions to the Offer are fulfilled or waived, Oxiana will acquire a majority shareholding in Agincourt.

Accordingly, shareholders who do not accept the Offer will become minority shareholders in Agincourt. This has a number of possible implications, including:

- Oxiana will be in a position to cast the majority of votes at a general meeting of Agincourt. This will enable it to control the composition of Agincourt's board of directors and senior management, determine Agincourt's dividend policy and control the strategic direction of the businesses of Agincourt and its subsidiaries;
- the Agincourt Share price may fall immediately following the end of the Offer Period and it is unlikely that Agincourt's Share price will contain any takeover premium;
- liquidity of Agincourt Shares may be lower than at present;
- if the number of Agincourt Shareholders is less than that required by the ASX Listing Rules to maintain an ASX listing then Oxiana may seek to have Agincourt removed from the official list of the ASX. If this occurs, Agincourt Shares will not be able to be bought or sold on the ASX;
- future Agincourt dividend policy under the management of Oxiana may vary significantly from current Agincourt dividend policy; and
- if Oxiana acquires 75% or more of the Agincourt Shares it will be able to pass a special resolution of Agincourt. This will enable Oxiana to, among other things, change Agincourt's constitution.

3.7 Dividend issues for Agincourt Shareholders

Agincourt has not paid a dividend to Agincourt Shareholders since listing on the ASX. The directors consider it unlikely that Agincourt will pay dividends in the foreseeable future if the company continues as a stand alone entity with its current business composition.

3.8 Other alternatives to the Offer

As at the date of this Target's Statement, no offers (other than Oxiana's Offer) have been made for Agincourt Shares.

3.9 Agincourt Share price absent the Offer

While there are many factors that influence the market price of Agincourt Shares, your directors anticipate that, following the close of the Offer, the market price of Agincourt Shares may fall if Oxiana's Offer fails, if Oxiana acquires more than 50% (but less than 90%) of the Agincourt Shares or if the takeover is otherwise unsuccessful.

3.10 Taxation consequences of a change in control in Agincourt

The taxation consequences of accepting the Offer depend on a number of factors and will vary depending on your particular circumstances. A general outline of the Australian taxation considerations of accepting the Offer are set out in section 18 of the Bidder's Statement.

You should carefully read and consider the taxation consequences of accepting the Offer. The outline provided in the Bidder's Statement is of a general nature only and you should seek your own specific professional advice as to the taxation implications applicable to your circumstances.

3.11 Treatment of overseas shareholders

Any Agincourt Shareholder whose address (as recorded in the register of members of Agincourt provided by Agincourt to Oxiana) is in a place outside Australia or New Zealand will not be issued with Oxiana's Shares under the Offer.

Instead, the relevant Oxiana Shares (that would otherwise be transferred to such foreign holders) will be allotted to a nominee approved by ASIC who will sell the Oxiana Shares and will distribute to each of those foreign holders their proportion of the proceeds of sale net of expenses.

See section 14.6 of the Bidder's Statement for further details.

4.0 Your choices as an Agincourt Shareholder

Your directors recommend that you accept the Offer (in the absence of a superior proposal).

However, as an Agincourt Shareholder you have three choices currently available to you:

(a) Accept the Offer

Agincourt Shareholders may elect to accept the Offer. Details of the consideration that will be received by Agincourt Shareholders who accept the Offer are set out in section 5.1 of this Target's Statement and in the Bidder's Statement.

Agincourt Shareholders should be aware that if they accept the Offer and Oxiana acquires less than 80% of Agincourt Shares under the Offer, those Agincourt Shareholders may be liable for CGT as rollover relief may not be available (see part I of the Bidder's Statement for further information).

The Bidder's Statement contains details of how to accept the Offer in section 11.

(b) Sell your Agincourt Shares on market

During a takeover, Agincourt Shareholders who have not already accepted Oxiana's Offer can still sell their Agincourt Shares on market for cash.

On 23 February 2007, Agincourt's Share price closed at $1.85, a 2.9% discount to the implied Offer price of $1.90 based on Oxiana's Share closing price of $2.93 on 23 February 2007 on the ASX. The latest price for Agincourt Shares and Oxiana's Shares may be obtained from the ASX website at www.asx.com.au.

Shareholders who sell their Agincourt Shares on market may be liable for CGT on the sale (see section 8 of this Target's Statement) and may incur a brokerage charge.

Agincourt Shareholders who wish to sell their Agincourt Shares on market should contact their broker for information on how to effect that sale.

(c) Do not accept the Offer

Shareholders who do not wish to accept the Offer should do nothing.

Shareholders should note that if Oxiana and its associates have a relevant interest in at least 90% of the Agincourt Shares during or at the end of the Offer Period, Oxiana will be entitled to compulsorily acquire the Shares that it does not already own (see section 5.12 of this Target's Statement for further details).

5.0 Key features of Oxiana's Offer

5.1 Consideration payable to shareholders who accept the Offer

The consideration being offered by Oxiana is 0.65 Oxiana Shares for each Agincourt Share it does not already own.

5.2 Conditions to the Offer

Oxiana's Offer is subject to a number of conditions. Those conditions are set out in full in section 13 of the Bidder's Statement.

By way of broad overview, the conditions to the Offer are:

(a) During or at the end of the Offer Period, Oxiana has relevant interests in at least 90% of the Agincourt Shares and becomes entitled to compulsorily acquire all Agincourt Shares.

(b) Between the Announcement Date and the end of the Offer Period, no regulatory action is issued, commenced or threatened in connection with the Offer (other than an application to, or decision of, ASIC or the Takeovers Panel) which adversely affects the Offer.

(c) Between the Announcement Date and the end of the Offer Period, no material adverse change occurs or is announced in the business, financial or trading position, assets or liabilities, profitability or prospects of Agincourt or its subsidiaries.

(d) Between the Announcement Date and the end of the Offer Period, Oxiana does not become aware of any document filed with a regulatory authority that contains a material inaccuracy or is misleading in a material respect.

(e) Between the Announcement Date and the end of the Offer Period, no person exercises or states an intention to exercise any rights under an agreement to which Agincourt or its subsidiaries are a party or may be bound, which has, will or is reasonably likely to have a material adverse effect on Agincourt, its subsidiaries or its assets, liabilities, structure, operation, business, financial or trading position or their performance, profitability or prospects as a result of (i) any monies borrowed by Agincourt or its subsidiaries becoming repayable earlier than the repayment date in such agreement; (ii) that agreement being terminated or modified; (iii) the interest of Agincourt or its subsidiaries in any firm, joint venture, trust or entity being terminated or modified; or (iv) the business of Agincourt or its subsidiaries being adversely affected, as a result of the acquisition or proposed acquisition by Oxiana.

(f) Between the Announcement Date and the end of the Offer Period, Agincourt does not dispose, assign, transfer, encumber, grant an option, declare itself trustee, deal with or enter into an agreement with the shares held as at the Announcement Date in Nova Energy.

(g) Between the Announcement Date and the end of the Offer Period, neither Agincourt nor any of its subsidiaries acquire or dispose, or enter into or announce any agreement to acquire or dispose, any material assets or business or declares or pays dividends or other distribution of profits or capital to any Agincourt Shareholder, or amends the terms of issue of any shares, options or convertible securities, or resolves or announces an intention to do any of the above.

(h) Between the Announcement Date and the end of the Offer Period, none of the "prescribed occurrences" (being the occurrences listed in section 652C of the *Corporations Act*) occur.

(i) Between the Announcement Date and the end of the Offer Period, the S&P/ASX200 does not fall below 4875 for a period of three or more consecutive ASX Business Days or the price of gold does not fall below US$550 for a period of three consecutive business days.

As at the Date of this Target's Statement, Agincourt is not aware of any act, omission, event or fact that would result in any of the conditions to the Offer being triggered.

5.3 Notice of Status of Conditions

Section 13 of the Bidder's Statement indicates that Oxiana will give a Notice of Status of Conditions to the ASX and Agincourt on 23 March 2007.

Oxiana is required to set out in its Notice of Status of Conditions:

- whether the Offer is free of any or all of the conditions;
- whether, so far as Oxiana knows, any of the conditions have been fulfilled; and
- Oxiana's voting power in Agincourt.

If the Offer Period is extended by a period before the time by which the Notice of Status of Conditions is to be given, the date for giving the Notice of Status of Conditions will be taken to be postponed for the same period. In the event of such an extension, Oxiana is required, as soon as practicable after the extension, to give a notice to the ASX and Agincourt that states the new date for the giving of the Notice of Status of Conditions.

If a condition is fulfilled (so that the Offer becomes free of that condition) during the bid period but before the date on which the Notice of Status of Conditions is required to be given, Oxiana must, as soon as practicable, give the ASX and Agincourt a notice that states that the particular condition has been fulfilled.

5.4 Offer Period

Unless Oxiana's Offer is extended or withdrawn, it is open for acceptance from 27 February 2007 until 7.00pm Melbourne, Victoria time on 30 March 2007.

The circumstances in which Oxiana may extend or withdraw its Offer are set out in section 5.5 and section 5.6 respectively of this Target's Statement.

5.5 Extension of the Offer Period

Oxiana may extend the Offer Period at any time before giving the Notice of Status of Conditions (referred to in section 5.2 in this Target's Statement) while the Offer is subject to conditions. However, if the Offer is unconditional (that is, all the conditions are fulfilled or freed), Oxiana may extend the Offer Period at any time before the end of the Offer Period.

In addition, there will be an automatic extension of the Offer Period if, within the last 7 days of the Offer Period:

- Oxiana improves the consideration offered under the Offer; or
- Oxiana's voting power in Agincourt increases to more than 50%.

If either of these two events occurs, the Offer Period is automatically extended so that it ends 14 days after the relevant event occurs.

5.6 Withdrawal of Offer

Oxiana may not withdraw the Offer if you have already accepted it. Before you accept the Offer, Oxiana may withdraw the Offer with the written consent of ASIC and subject to the conditions (if any) specified in such consent.

5.7 Effect of acceptance

The effect of acceptance of the Offer is set out in section 12.1 of the Bidder's Statement. Agincourt Shareholders should read these provisions in full to understand the effect that acceptance will have on their ability to exercise the Rights attaching to their Shares and the representations and warranties which they give by accepting the Offer.

5.8 Your ability to withdraw your acceptance

You only have limited rights to withdraw your acceptance of the Offer.

You may only withdraw your acceptance of the Offer if Oxiana varies the Offer in a way that postpones, for more than one month, the time when Oxiana needs to meet its obligations under the Offer. This will occur if Oxiana extends the Offer Period by more than one month and the Offer is still subject to conditions.

5.9 When you will receive your consideration if you accept the Offer

In the usual case, you will be issued your consideration on or before the later of:

- one month after the date the Offer becomes or is declared unconditional; and
- one month after the date you accept the Offer if the Offer is, at the time of acceptance, unconditional,

but, in any event (assuming the Offer becomes or is declared unconditional), no later than 21 days after the end of the Offer Period.

However, there are certain exceptions to the above timetable for the issuing of consideration. Full details of when you will be issued your consideration are set out in section 14 of the Bidder's Statement.

5.10 Effect of an improvement in consideration on shareholders who have already accepted the Offer

If Oxiana improves the consideration offered under its takeover bid, all Agincourt Shareholders, whether or not they have accepted the Offer before that improvement in consideration, will be entitled to the benefit of that improved consideration.

5.11 Lapse of Offer

The Offer will lapse if the Offer conditions are not freed or fulfilled by the end of the Offer Period; in which case, all contracts resulting from acceptance of the Offer and all acceptances that have not resulted in binding contracts are void. In that situation, you will be free to deal with your Agincourt Shares as you see fit.

5.12 Compulsory acquisition

Oxiana has indicated in section 3.2 of its Bidder's Statement that if it satisfies the required thresholds it intends to compulsorily acquire any outstanding Agincourt Shares.

Oxiana will be entitled to compulsorily acquire any Agincourt Shares in respect of which it has not received an acceptance of its Offer on the same terms as the Offer if, during or at the end of the Offer Period, Oxiana and its associates have a relevant interest in at least 90% (by number) of the Agincourt Shares.

If this threshold is met, Oxiana will have one month after the end of the Offer Period within which to give compulsory acquisition notices to Agincourt Shareholders who have not accepted the Offer. Agincourt Shareholders have statutory rights to challenge the compulsory acquisition, but a successful challenge will require the relevant shareholder to establish to the satisfaction of a court that the terms of the Offer do not represent 'fair value' for their Agincourt Shares. If compulsory acquisition occurs, Agincourt Shareholders who have their Agincourt Shares compulsorily acquired are likely to be issued their consideration approximately 5 to 6 weeks after the compulsory acquisition notices are dispatched to them.

It is also possible that Oxiana will, at some time after the end of the Offer Period, become the beneficial holder of 90% of the Shares. Oxiana would then have rights to compulsorily acquire Shares not owned by it within 6 months of becoming the holder of 90%. Oxiana's price for compulsory acquisition under this procedure would have to be considered in a report of an independent expert.

6.0
Financial information and related matters

Section 7 of Oxiana's Bidder's Statement provides a pro forma balance sheet of the Combined Entity.

7.0 Information relating to your directors

7.1 Interests and dealings in Agincourt securities

(a) Interests in Agincourt Shares and Options

As at the date of this Target's Statement, your directors had the following relevant interests in Shares and Options:

Director	Number of Agincourt Shares	Options
Mr Craig Readhead	200,000	400,000
Mr Peter Bowler	7,254,348	600,000
Mr Roy Arthur	5,700,000	400,000
Dr Timothy Sugden	6,469,566	Nil
Dr John Blake	Nil	750,000
Total	19,623,914	2,150,000

(b) Dealings in Agincourt Shares and Options

No director of Agincourt has acquired or disposed of a relevant interest in any Shares or Options in the 4 month period ending on the date immediately before the date of this Target's Statement, other than as follows:

- 400,000 incentive options exercisable at $1.15 on or before 30 June 2010, issued for nil consideration to Mr Craig Readhead pursuant to a resolution passed at the Annual General Meeting on 21 November 2006;
- 600,000 incentive options exercisable at $1.15 on or before 30 June 2010, issued for nil consideration to Mr Peter Bowler pursuant to a resolution passed at the Annual General Meeting on 21 November 2006;
- 400,000 incentive options exercisable at $1.15 on or before 30 June 2010, issued for nil consideration to Mr Roy Arthur pursuant to a resolution passed at the Annual General Meeting on 21 November 2006; and
- 750,000 performance incentive options exercisable at $1.15 on or before 30 June 2010, issued for nil consideration to Dr John Blake pursuant to a resolution passed at the Annual General Meeting on 21 November 2006.

7.2 Interests and dealings in Oxiana securities

(a) Interests in Oxiana securities

As at the date immediately before the date of this Target's Statement, no Agincourt director had a relevant interest in any Oxiana securities.

(b) Dealings in Oxiana securities

No director of Agincourt acquired or disposed of a relevant interest in any Oxiana securities in the 4 month period ending on the date immediately before the date of this Target's Statement.

7.3 Benefits and agreements

(a) Benefits in connection with retirement from office

As a result of the Offer, no person has been or will be given any benefit (other than a benefit which can be given without member approval under the Corporations Act) in connection with the retirement of that person, or someone else, from a board or managerial office of Agincourt or related body corporate of Agincourt.

(b) Agreements connected with or conditional on the Offer

There are no agreements made between any director of Agincourt and any other person in connection with, or conditional upon, the outcome of the Offer other than in their capacity as a holder of Shares or Options.

(c) Benefits from Oxiana

None of the directors of Agincourt has agreed to receive, or is entitled to receive, any benefit from Oxiana which is conditional on, or is related to, the Offer, other than in their capacity as a holder of Shares or Options.

(d) Interests of directors in contracts with Oxiana

None of the directors of Agincourt has any interest in any contract entered into by Oxiana.

8.0
Taxation consequences

The taxation implications of the Offer are set out in Part I of Oxiana's Bidder's Statement. Shareholders are cautioned to pay particular attention to the scope of the disclosure and to certain disclaimers set out in section 18.1 of the Oxiana Bidder's Statement.

9.0 Other material information

9.1 Effect of the takeover on Agincourt's material contracts

To the best of Agincourt's knowledge, none of the material contracts to which Agincourt is a party contain change of control provisions which may be triggered as a result of, or as a result of acceptances of, the Offer and which may have a material adverse effect on the assets and liabilities, financial position and performance, profits and losses and prospects of Agincourt.

9.2 Material litigation

Agincourt is not involved in any litigation or disputes which are material in the context of Agincourt and its subsidiaries taken as a whole.

9.3 Loan Agreement

Agincourt has entered into a Loan Agreement to borrow $10 million from Oxiana to fund working capital requirements of Agincourt's business. Agincourt is liable to pay 2% interest at the Bank Bill Swap Rate plus a margin of 2% per annum on any drawing made on the facility. Under the Loan Agreement, Oxiana has the option to convert the outstanding principal into Agincourt Shares (subject to receiving any necessary approvals). The loan will be repayable in full within 90 days of the date of the Offer lapsing or immediately in the event of completion or success of a competing transaction.

9.4 Transaction Implementation Agreement and break fee

Agincourt and Oxiana have entered into the Transaction Implementation Agreement which governs their relationship in relation to the Offer.

In particular, under the Transaction Implementation Agreement, Agincourt has agreed to reimburse Oxiana certain costs in the following circumstances:

(a) Agincourt agrees to pay Oxiana $4,000,000 for reimbursement of costs (including opportunity costs) if:

- subject to (b) below, a majority of Agincourt directors withdraw their recommendation of the Offer for any reason; or
- Agincourt enters into any agreement or arrangement to support, pursue or effect a competing transaction.

(b) Agincourt agrees to pay Oxiana $2,000,000 for reimbursement of costs (including opportunity costs) if a majority of Agincourt directors withdraw their support or recommendation of the Offer due to a superior competing transaction which subsequently lapses.

The Agincourt Board believe that by entering into the Transaction Implementation Agreement, the Offer has been made at a fair value and on conditions which minimise the risks to Agincourt Shareholders often associated with takeover bids.

A summary of the principal terms of the Transaction Implementation Agreement is set out in section 22.1 of the Bidder's Statement.

9.5 Issued capital

As at the date of this Target's Statement, Agincourt's issued capital consisted of:

- 215,362,880 fully paid ordinary shares;
- 500,000 unlisted options exercisable at $1.30 on or before 30 June 2009;
- 650,000 unlisted options exercisable at $1.36 on or before 31 August 2008;
- 3,400,000 unlisted options exercisable at $1.15 on or before 30 June 2010;
- 2,000,000 unlisted options exercisable at $1.15 on or before 30 June 2010; and
- 750,000 unlisted options exercisable at $1.15 on or before 30 June 2010.

In addition, Newmont holds a convertible note issued by Agincourt which is convertible into 418,261 ordinary shares.

9.6 Substantial Shareholders

	Shareholder's Name	Number of Shares	Percentage
1.	Newmont Capital Pty Ltd	43,060,000	19.99
2.	Oxiana	43,060,000	19.99[1]
3.	Commonwealth Bank of Australia	16,137,580	7.49

[1]Oxiana's relevant interest arises through the Newmont Option and Pre-Bid Acceptance Deed summarised in section 20.5 of the Bidder's Statement.

9.7 Effect of Offer on Agincourt's employee incentive schemes and securities issued under those schemes

Oxiana has announced that separate offers will be made for the holders of Agincourt Options. Holders of Agincourt Options who wish to participate in the Offer or in Oxiana's off-market takeover bid for all of the Agincourt Options may either:

- exercise their Agincourt Options in accordance with their terms and accept the Offer in respect of the Agincourt Shares issued; or
- accept Oxiana's offer to holders of Agincourt Options of Oxiana Shares in consideration for the Agincourt Options.

The terms of the offer being made to holders of Agincourt Options are set out in a separate bidder's statement, which will be lodged with ASIC and dispatched to holders of Agincourt Options at the same time as the Bidder's Statement is lodged with ASIC and dispatched to Agincourt Shareholders.

The offer being made to holders of Agincourt Options is subject to a number of conditions, which are substantially similar to the conditions of this Offer. The offer for the Agincourt Options is also subject to Oxiana becoming entitled to compulsorily acquire all Agincourt Shares pursuant to this Offer or the Offer being declared unconditional.

9.8 Consents

Azure Capital Pty Ltd has given, and not withdrawn prior to the lodgement of this Target's Statement with ASIC, its written consent to be named in this Target's Statement as financial adviser to Agincourt in the form and context so named. Azure Capital Pty Ltd takes no responsibility for any part of this Target's Statement other than any reference to its name.

Freehills has given, and not withdrawn prior to the lodgement of this Target's Statement with ASIC, its written consent to be named in this Target's Statement as legal adviser to Agincourt in the form and context so named. Freehills takes no responsibility for any part of this Target's Statement other than any reference to its name.

As permitted by ASIC Class Order 01/1543, this Target's Statement contains statements which are made, or based on statements made, in documents lodged by Oxiana with ASIC or given to the ASX, or announced on the Company Announcements Platform of the ASX, by Oxiana. Pursuant to the Class Order, the consent of Oxiana is not required for the inclusion of such statements in this Target's Statement. Any Agincourt Shareholder who would like to receive a copy of any of those documents may obtain a copy (free of charge) during the Offer Period by contacting the Oxiana Shareholder line on 1800 757 455 (for calls made from within Australia) or +61 2 8280 7490 (for calls made from outside Australia). Agincourt notifies shareholders that the information line is operated by Oxiana and, as required by the Corporations Act, calls to the shareholder information line will be tape recorded, indexed and stored.

9.9 No other material information

This Target's Statement is required to include all the information that Agincourt Shareholders and their professional advisers would reasonably require to make an informed assessment whether to accept the Offer, but:

- only to the extent to which it is reasonable for investors and their professional advisers to expect to find this information in this Target's Statement; and
- only if the information is known to any director of Agincourt.

The directors of Agincourt are of the opinion that the information that Agincourt Shareholders and their professional advisers would reasonably require to make an informed assessment whether to accept the Offer is:

- the information contained in the Bidder's Statement (to the extent that the information is not inconsistent or superseded by information in this Target's Statement);
- the information contained in Agincourt's releases to the ASX, and in the documents lodged by Agincourt with ASIC before the date of this Target's Statement; and
- the information contained in this Target's Statement.

The directors of Agincourt have assumed, for the purposes of preparing this Target's Statement, that the information in the Bidder's Statement is accurate (unless they have expressly indicated otherwise in this Target's Statement). However, the directors of Agincourt do not take any responsibility for the contents of the Bidder's Statement and are not to be taken as endorsing, in any way, any or all statements contained in it.

In deciding what information should be included in this Target's Statement, the directors of Agincourt have had regard to:

- the nature of the Agincourt Shares;
- the matters that shareholders may reasonably be expected to know;
- the fact that certain matters may reasonably be expected to be known to shareholders' professional advisers; and
- the time available to Agincourt to prepare this Target's Statement.

10.0 Glossary and interpretation

10.1 Glossary

The meanings of the terms used in this Target's Statement are set out below.

Term	Meaning
$, A$ or AUD	Australian dollar.
Agincourt	Agincourt Resources Limited ABN 38 088 174 565.
Agincourt Option or Options	an option to acquire an unissued Agincourt Share.
Agincourt Shares	fully paid ordinary shares in Agincourt.
ASIC	Australian Securities and Investments Commission.
ASX	ASX Limited ABN 98 008 624 691.
Bidder's Statement	the bidder's statement of Oxiana Agincourt Holdings dated 26 February 2007.
Board	the board of directors of Agincourt.
CGT	capital gains tax.
CHESS Holding	a number of Shares which are registered on Agincourt's share register, being a register administered by ASX Settlement and Transfer Corporation Pty Limited and which records uncertificated holdings of Shares.
Corporations Act	the *Corporations Act 2001* (Cth).
Notice of Status of Conditions	Oxiana's notice disclosing the status of the conditions to the Offer which is required to be given by section 630(3) of the *Corporations Act.*
Nova Energy	Nova Energy Limited ABN 92 111 599 154.
Offer or Oxiana's Offer	the offer by Oxiana Agincourt Holdings for the Agincourt Shares, which offer is contained in section 9 of the Bidder's Statement.
Offer Period	the period during which the Offer will remain open for acceptance in accordance with section 10 of the Bidder's Statement.
Oxiana	Oxiana Limited ABN 40 005 482 824 and where the context requires, Oxiana Agincourt Holdings Pty Ltd (a wholly owned subsidiary of Oxiana Limited).
Oxiana Agincourt Holdings	means Oxiana Agincourt Holdings Pty Ltd ACN 123 900 738, a wholly owned subsidiary of Oxiana Limited.
Oxiana Shares	fully paid ordinary shares of Oxiana.

Rights	all accretions, benefits or rights of whatever kind attaching to or arising from Agincourt Shares directly or indirectly at or after the Announcement Date (including, without limitation, all rights to receive dividends and other distributions declared or paid and to receive or subscribe for shares, units, notes, bonds, options or other securities declared, paid or issued by Agincourt or by any Subsidiary of Agincourt).
S&P/ASX100 and S&P/ASX200	the index of that name published by Standard & Poors.
Target's Statement	this document (including the attachments), being the statement of Agincourt under Part 6.5 Division 3 of the Corporations Act.
US$	United States dollar.

10.2 Interpretation

In this Target's Statement:

(1) Other words and phrases have the same meaning (if any) given to them in the Corporations Act.

(2) Words of any gender include all genders.

(3) Words importing the singular include the plural and vice versa.

(4) An expression importing a person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa.

(5) A reference to a section, clause, attachment and schedule is a reference to a section of, clause of and an attachment and schedule to this Target's Statement as relevant.

(6) A reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re-enactments of any of them.

(7) Headings and bold type are for convenience only and do not affect the interpretation of this Target's Statement.

(8) A reference to time is a reference to Melbourne, Victoria time.

(9) A reference to dollars, $, A$, AUD, cents, ¢ and currency is a reference to the lawful currency of the Commonwealth of Australia.

11.0 Authorisation

This Target's Statement has been approved by a resolution passed by the directors of Agincourt. All Agincourt directors voted in favour of that resolution.

Signed for and on behalf of Agincourt:

Date: 26 February 2007

Craig Readhead
Chairman

This page has been left blank intentionally.

Corporate Directory of Agincourt Resources

Directors

Mr Craig Readhead	Chairman
Mr Peter Bowler	Managing Director
Dr Timothy Sugden	Non-Executive Director
Mr Roy Arthur	Executive Director
Dr John Blake	Non-Executive Director

Company Secretary

Mr Greg Barrett

Registered Office

2nd Floor
16 Ord Street
West Perth, Western Australia 6005

Website

www.agincourtresources.com.au

Financial Adviser

Azure Capital Pty Ltd
Level 33, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000

Legal Adviser

Freehills
QV.1 Building
250 St Georges Terrace
Perth, Western Australia 6000

Share Registry

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide, South Australia 5000

Mixed Sources

The Forest Stewardship Council (FSC) is an independent, not for profit, non-government organisation promoting responsible forest management, which may be used for certifying the management of forest holdings, and a system of tracing, verifying and labelling timber and wood products, which originate from FSC certified forests. Founded in 1993, FSC's mission is to promote environmentally responsible, socially beneficial and economically viable management of the world's forests.

www.precinct.com.au

www.agincourtresources.com.au

Strategic Minerals Corporation N.L.
ACN 008 901 380
ABN 35 008 901 380
Level 1
460 Roberts Road
Subiaco, Western Australia 6008
P.O. Box 66
Floreat Forum WA 6014
Email: wally@stratmin.com.au
Website: www.stratmin.com.au
Telephone (08) 9388 8399
Facsimile (08) 9388 8676

ANNOUNCEMENTS
AUSTRALIAN STOCK EXCHANGE
ASX ONLINE
SYDNEY NSW
26TH FEBRUARY 2007

WOOLGAR DRILLING RESULTS IDENTIFY CONTINUITY OF GOLD MINERALISATION AT DEPTH WITHIN THE SANDY CREEK PROSPECT

OXIANA TO PROCEED WITH SECOND ROUND OF DRILLING

- **Exploration program at Woolgar in 2006 included 67 RC holes and 6 diamond holes for a total of 8816m drilled, together with ground geophysics and mapping.**
- **Results clearly identify continuity of the gold mineralized epithermal veins ranging 100m to 200m vertical depth within the Sandy Creek prospect. Depth extent of gold mineralised veins unknown.**
- **Shallow strike continuity established beneath Jurassic sandstone cover at the Lost World vein structure, which is the largest and most extensively gold mineralized vein exposed at surface.**
- **JV Partner Oxiana Limited plan second stage deep diamond drilling, taking their expenditure beyond the initial commitment of $2M**
- **Drilling expected to provide a quantum step in knowledge on vein system size.**

Strategic Minerals Corporation NL (ASX Code: SMC) and Oxiana Limited (ASX Code: OXR) in Joint Venture completed drilling 67 RC and 6 diamond drill holes during 2006 at the Woolgar epithermal gold project in northern Queensland.

Oxiana, as the Joint Venture Manager, targeted numerous veins which make up the Sandy Creek epithermal vein array. The Sandy Creek vein array is extensive, with approximately 20km of outcropping veins. The system is however larger, as these veins extend beneath surrounding flat lying Jurassic cover rocks.

Deep diamond and RC drilling tested the Lost World Veins, Shanghai and Explorer SE

veins, with deeper diamond holes specifically targeting the Lost World structure. This structure is the largest and most extensively gold mineralized vein exposed at surface.

The 2006 drill program clearly established:

1) Depth continuity ranging 100m to 200m vertical depth on the main gold mineralised epithermal veins, tested within the Sandy Creek area, and
2) Strike continuity of the Lost World Vein beneath Jurassic sandstone cover.

The depth extent of the gold mineralised veins is currently unknown and untested.

Based on these positive results, Oxiana is planning to drill a number of deep diamond holes in 2007 to determine the overall vertical depth extent of the epithermal veins.

It is believed that these holes will provide a quantum step in understanding the size potential of the vein system.

Additional shallow step-out drilling is also planned to test the full strike extent of the Lost World vein beneath the Jurassic cover rocks, which has not been tested previously, and contains potential to host additional gold resources.

To date a resource of approximately 400,000 ounces of gold has been delineated in the upper part of the Sandy Creek system (0-150m vertical depth); which includes several high grade gold mineralized shoots. Deep drilling is planned on the basis that the recent results support the possibility for discovery of additional high grade gold mineralised shoots below the depths currently tested by drilling.

Oxiana will have exceeded its initial $2m expenditure commitment, under the farm in agreement, after completion of the planned 2007 work program.

Budgets, drill contracts and hole details are currently being finalised, with the objective of recommencing drilling in the 2nd quarter of 2007 following the end of the northern Queensland wet-season.

Oxiana JV Farm-In

In February 2006 Oxiana Limited signed a Joint Venture agreement to earn up to 70% in the Woolgar project north Queensland. The Joint Venture provides for various stages for the farm-in and to achieve the 70% Oxiana will incurred expenditure of $A25 million over a period of 3-4 years and the production of a bankable feasibility study.

For full details of the farm in agreement refer to the ASX Announcement dated 15th February 2006 or request the details from the company.

For further information contact

Roland Bartsch	or	**Wally A C Martin**
Technical Director		**Managing Director**
Strategic Minerals NL		**Strategic Minerals NL**
T: +618 9388 8399		**T: +618 9388 8399**
M: +614 1919 7834		**M: +61**
roland@stratmin.com.au		**wally@stratmin.com.au**

Note: The information in this report that relates to exploration results is based on information compiled by Strategic Mineral Corporation NL's Technical Director Mr Roland Bartsch MSc. BSc. (Hons.) who is a member of the Australian Institute of Mining and Metallurgy. He has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration, and to the activity undertaken. He is qualified as a competent person as defined in the 2004 Edition of the "Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves ". He has consented to the inclusion of this information in the form and context in which it appears. The Australian Stock Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.


748 000mE
749 000mE
751 000mE
500 metres
Hillview
7 811 000mN
Holy Grail
Valley View
LOST WORLD
Western Grand Central
Danielle Vein
Carno
Telecom
West Federal
FINN NORTH
Federal
7 810 000mN
GRAND CENTRAL
EXPLORER
Michelle Vein
Myopia
EXPLORER SOUTH
7 809 000mN
China Wall
SHANGHAI VEIN
New discovery
LEGEND
Jurassic sandstone cover
Unconformity
Basement metasediments, dolerite and porphyry
Epithermal quartz veins / breccia
Drainage
Inferred fault zone
Drilled resource area
Drill target area /2005

Oxiana LIMITED

RECEIVED

26 February 2007

AUSTRALIAN STOCK EXCHANGE RELEASE

Oxiana Limited Resources and Reserves Statement

Oxiana Group Mineral Resources (contained metal) at June 30 2006, are estimated to contain 7.2 million ounces of gold, 96.1 million ounces of silver, 3.7 million tonnes of copper, 1.3 million tonnes of zinc and 0.1 million tonnes of lead (0.5g/t Au, 0.5% Cu, 0.5% Zn cut-off). Group gold and copper Resources remained largely unchanged from the December 31 2005 Statement, whereas Resource increases were reported for zinc (+40%), silver (+41%) and lead (+12%).

Oxiana Group Ore Reserves (contained metal) as at June 30, 2006 were 1.9 million ounces gold, 25.3 million ounces silver, 1,850 kt copper, 650 kt zinc and 70 kt lead representing increases of 1.25 million ounces gold (66%), 1.3 million ounces silver (41%), 917 kt copper (50%), 193 kt zinc (30%) and 14 kt lead (20%) over Group Ore Reserves (contained metal) as at Dec 31, 2005.

Drilling subsequent to this Statement at Sepon, Golden Grove and Prominent Hill is expected to add to the Group Resource base in 2007. In addition, Oxiana has made a bid for Agincourt Resources Limited (ASX Release 29/01/02). A successful bid would increase Oxiana's Group Resources by a further 6.7 million ounces of gold and 60 million ounces of silver.

The June 30 2006 cut-off date for drilling data was chosen to serve Oxiana's planning cycle, such that information is available to develop 2007 budgets and life of mine plans. The Statement presented here provides the full details of the JORC Reserves and Resources which are included in Oxiana's Bidders Statement for Agincourt Resources Limited to be released today and will be included in the Group Annual Report to be released by April 2 2007.

Resources

Resources estimated for the main Sepon gold deposits fell by 93,000 ounces in line with mining depletion in the first half of 2006. Around 180,000 ounces of oxide gold Resources were reclassified to primary in the Thengkham North and South deposits as a result of infill drilling and metallurgical test work. The 2.1 million ounces of primary gold Resources remain largely unchanged from the 2005 Statement.

Resources for the Khanong copper orebody at Sepon increased by 32,000 tonnes of contained copper above depletion for the first half of 2007, however, Resources were reduced at the Thengkham North deposit as a result of closer spaced infill drilling. Thengkham North displays far greater short range variability in both geometry and grade than Khanong and also has an overall lower tenor of copper mineralisation than reflected in earlier wider spaced drilling.

At Golden Grove, changes in Resource classification and successful drilling around the known deposits added 373,000 tonnes of contained zinc and 298,000 tonnes of contained copper to the Resource inventory. Estimated Resources now include all mineralisation that has reasonable likelihood of being economic rather than only that falling within stopes defined by economic parameters using dated commodity price assumptions. Approximately 54% of the additional zinc Resources and 45% of the additional copper Resources above, result from inclusion of the Scuddles deposit under this change in Resource classification.

Group silver Resources rose by 28 million ounces due mainly to additions at Golden Grove (12.2 million ounces) and the inclusion of Prominent Hill (11.7 million ounces). A small increase was estimated for silver contained within the Sepon copper deposits (+6.3 million ounces). Silver in the Sepon gold deposits fell by 2.2 million ounces.

Resources for Prominent Hill are unchanged from the Statement released on 12th July 2006.

Level 9, 31 Queen Street
Melbourne, Victoria 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

Reserves

Increases in Group Reserves were due mainly to conversion of known Resources to Reserves over the 6 months to June 30 2006 but were also due to incorporation of updated commodity prices, the inclusion of an initial Reserve for Prominent Hill and the addition of a Reserve for the Scuddles deposit at Golden Grove.

At Sepon, gold Ore Reserves reduced to 0.27 million ounces due largely to depletion during the preceding 6 months. A small decrease resulted from incorporation of re-modelled gold Resources using detailed infill and grade control data.

Sepon copper Reserves, based solely on the Khanong deposit, reduced to 766,000 tonnes of contained copper due to depletion by mining.

Contained metal in Ore Reserves at Golden Grove increased to 646,000 tonnes of zinc (+30%), 190,000 tonnes of copper (+32%), 329,000 ounces of gold (+28%), 16.8 million ounces of silver (+23%) and 70,000 tonnes of lead (+20%).

Prominent Hill is included in Group Reserves for the first time and contributes significantly to the overall increase in gold and copper Reserves, adding 1.3 million ounces of gold and 890,000 tonnes of copper.

2007 Resource and Reserve Program

Drilling subsequent to this June 30 2006 Statement at Sepon, Golden Grove and Prominent Hill is likely to increase Reserves and Resources in 2007.

At Sepon the focus will be the conversion of identified oxide gold Resources to Reserves along with the ongoing program to outline Resources at new discoveries and quickly convert them to Reserves.

Oxide mineralisation with potential to increase Resources and Reserves has been identified at several prospects including Phavat North and Houay Yeng where evaluation drilling is continuing.

The 50,000 metre primary gold Resource drilling program completed late in 2006 is expected to increase Resource confidence and add to Resources. Drill testing will also continue to evaluate and expand Resources throughout 2007. Conversion of primary gold Resources to Reserves will occur with the finalisation of the process flow-sheet.

The Sepon copper Resource development program will include further drilling to extend and close off the Khanong deposit, drilling and feasibility studies to fully assess the Thengkham North and South deposits and ongoing exploration and evaluation of additional copper targets identified at the Phabing, Dankoy, Thengkham East and Nampa prospects. This program aims to significantly expand both Resources and Reserves in 2007 to underpin the copper plant expansion studies.

Significant zinc and copper discoveries at Golden Grove beneath the Xantho and Scuddles orebodies, announced by Oxiana in October and December 2006, are the subject of ongoing Resource evaluation and have not been included in this Resource estimate. Drilling at both discoveries is considered likely to contribute to Resources in 2007.

Further conversion of Golden Grove Resources to Reserves is expected in addition to further additions to Resources as the testing of the discoveries continues.

At Prominent Hill, recently discovered mineralisation extending 300-400 metres below the current Resource is the subject of ongoing evaluation drilling and an updated Resource estimate is targeted for later in 2007. Studies assessing underground mining options have commenced and will intensify with continued exploration results to be received during 2007.

Further intensive exploration and Resource development drilling will also continue to evaluate the Company's highly prospective exploration portfolio across six countries.

Owen L Hegarty
Managing Director

Mineral Resources and Ore Reserves to June 30, 2006 are presented in the attached tables.

The above summary of the Oxiana Group Resources and Reserves should be read in conjunction with the detailed Mineral Resource and Reserve Statements available on Oxiana's website at www.oxiana.com.au.

Within this statement references to Resources and exploration results have been approved for release by Mr A. Manini BSc(Hons), FAusIMM (Group Resources and exploration results) and Mr Peter Balka BEng (Mining), MAusIMM (Group Reserves). Both Mr Manini and Mr Balka are full time employees of Oxiana Limited and are Competent Persons as defined by the JORC Code (2004). Both Mr Manini and Mr Balka have consented to the inclusion of the material in the form and context in which it appears.

Mineral Resources Statement as at 30 June 2006

Sepon Mineral Resources

GOLD (0.5g/t cut-off grade) COPPER (0.5% cut-off grade)	Measured Resource				Indicated Resource				Inferred Resource				Contained Metal		
	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Gold ('000 ounces)	Silver ('000 ounces)	Copper ('000 tonnes)
Sepon Gold															
Sepon Gold Deposits [1] Oxide & Partial Oxide *	4.6	1.98	11.1	-	5.7	1.61	10.1	-	7.3	1.12	5.4	-	860	4,795	-
Khanong Deposit [2] Oxide & Partial Oxide *	2.9	1.04	3.1	-	0.9	0.83	3.8	-	0.4	0.71	3.3	-	131	440	-
Thengkham North [2] Oxide & Partial Oxide *	-	-	-	-	-	-	-	-	0.6	0.69	4.1	-	12	73	-
Thengkham South [3] Oxide & Partial Oxide *	-	-	-	-	-	-	-	-	2.7	0.71	4.1	-	62	352	-
Stockpiles [4] Oxide & Partial Oxide *	1.6	1.24	4.0	-	-	-	-	-	-	-	-	-	62	200	-
Total Oxide & Partial Oxide Gold	**9.1**	**1.55**	**7.3**	-	**6.6**	**1.50**	**9.3**	-	**10.9**	**0.98**	**4.9**	-	**1,127**	**5,859**	-
Sepon Gold Deposits [1] Primary	-	-	-	-	17.7	2.10	10.6	-	19.5	1.41	6.6	-	2,122	10,139	-
Thengkham South [3] Primary	-	-	-	-	-	-	-	-	1.3	0.79	4.1	-	33	169	-
Stockpiles - Primary [4]	0.2	2.76	7.7	-	-	-	-	-	-	-	-	-	17	48	-
Total Primary	**0.2**	**2.76**	**7.7**	-	**17.7**	**2.10**	**10.6**	-	**20.8**	**1.37**	**6.5**	-	**2,173**	**10,356**	-
Total - Oxide, Partial Oxide & Primary Gold	**9.3**	**1.58**	**7.3**	-	**24.3**	**1.94**	**10.2**	-	**31.7**	**1.24**	**6.0**	-	**3,300**	**16,215**	-
Sepon Copper															
Khanong [2] Supergene	18.8	0.21	19.9	3.24	5.9	0.22	19.3	4.29	5.2	0.27	12.23	3.15	213	17,731	1,026
Thengkham North [2] Supergene	-	-	-	-	-	-	-	-	9.1	0.45	11.8	1.75	130	3,441	159
Thengkham South [3] Supergene	-	-	-	-	-	-	-	-	15.2	0.13	4.4	1.32	64	2,173	201
Copper stockpiles [4]	1.3	-	-	1.94	-	-	-	-	-	-	-	-	-	-	26
Total Supergene Copper	**20.1**	**0.19**	**18.6**	**3.16**	**5.9**	**0.22**	**19.3**	**4.29**	**29.5**	**0.25**	**8.1**	**1.77**	**407**	**23,345**	**1,411**
Khanong [2] Primary	1.6	0.21	7.2	1.80	1.1	0.24	6.9	1.55	7.3	0.06	5.8	1.17	33	1,954	130
Thengkham North [2] Primary	-	-	-	-	-	-	-	-	1.1	0.42	5.3	0.71	15	188	8
Thengkham South [3] Primary	-	-	-	-	-	-	-	-	10.1	0.13	4.4	1.25	43	1,423	126
Total Primary Copper	**1.6**	**0.21**	**7.2**	**1.80**	**1.1**	**0.24**	**6.9**	**1.55**	**18.5**	**0.12**	**5.0**	**1.19**	**91**	**3,564**	**264**
Total - Supergene plus Primary Copper	**21.7**	**0.20**	**17.8**	**3.06**	**7.0**	**0.23**	**17.4**	**3.87**	**48.0**	**0.20**	**6.9**	**1.55**	**498**	**26,910**	**1,675**
Total Resources													**3,798**	**43,125**	**1,675**

* Total Oxide and Partial Oxide Resources. Refer to 30 June 2006 Resource and Reserve Statement for details (Oxiana Limited ASX Release 26/02/2007).

Competent Persons:

[1] Paul Quigley, Michael Stewart, Duncan Hackman & Chris Gerteisen

[2] Duncan Hackman

[3] Arnold Van der Heyden

[4] Paul Quigley & George Macfarlane

The information in this report which Relates to Mineral Resources is based on and accurately reflects reports prepared by the persons named above. All of the persons listed are Members of the Australasian Institute of Mining and Metallurgy or the Australian Institute of Geoscientists and have the necessary experience relevant to the style of mineralisation, the type of deposit and the activity undertaken to qualify as a 'Competent Person' under the JORC Code for Reporting of Mineral Resources and Ore Reserves (2004 Edition). Each of the Competent Persons has given their consent to the inclusion of the material in the form and context in which it appears. Mr Quigley, Mr Gerteisen and Mr Macfarlane are employees of Lane Xang Minerals Limited a subsidiary Company of Oxiana Limited. Mr Hackman is the principal of resource consultants, Hackman and Associates Pty Ltd. Mr Van der Heyden is an employee of resource consultants Hellman and Schofield Pty Ltd. Mr Stewart is an employee of reosurce consultants Quantitative Group Pty Ltd.

The Measured and Indicated Minerals Resources tabled above are inclusive of those Mineral Resources modified to produce the *Ore Reserves*. Details of Ore Reserves and Mineral Resources are documented in the Oxiana Limited Resources and Reserves Statement at 30 June 2006 (ASX Release 26/02/2007).

Golden Grove Mineral Resources

ZINC, COPPER & GOLD RESOURCES	Measured + Indicated Mineral Resource **						Inferred Mineral Resource						Contained Metal				
Cut-off grade for the primary zinc & copper Resources approximates the site mining and processing break-even costs, expressed as a Dollar Value (Aus$70 per tonne ore)	Tonnes (Mt)	Zinc Grade (% Zn)	Copper Grade (% Cu)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Lead Grade (% Pb)	Tonnes (Mt)	Zinc Grade (% Zn)	Copper Grade (% Cu)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Lead Grade (% Pb)	Zinc ('000 tonnes)	Copper ('000 tonnes)	Gold ('000 ounces)	Silver ('000 ounces)	Lead ('000 tonnes)
Gossan Hill / Scuddles Zinc																	
Gossan Hill Primary Zinc [1]	4.9	15.7	0.3	2.04	109.2	1.7	2.5	12.5	0.3	1.40	102.0	1.6	1,089	24	436	25,539	126
Scuddles Primary Zinc [1]	1.1	12.0	0.6	1.07	90.9	1.0	0.5	9.4	0.5	1.00	69.0	0.8	174	9	52	4,213	14
Total Zinc	**6.0**	**15.0**	**0.4**	**1.86**	**105.9**	**1.6**	**3.0**	**12.0**	**0.3**	**1.34**	**97.0**	**1.5**	**1,264**	**33**	**488**	**29,752**	**141**
Gossan Hill / Scuddles Copper																	
Gossan Hill Primary Copper [1]	9.1	0.2	3.4	0.42	17.0	0.0	1.9	0.4	2.6	0.70	23.0	0.1	-	352.7	165	6,320	-
Scuddles Primary Copper [1]	3.6	0.4	3.0	0.34	12.6	0.0	0.6	0.3	2.8	0.20	9.0	0.0	-	124	44	1,638	-
Gossan Hill Oxide Copper [2 A ^]	4	-	2	-	-	-	-	-	-	-	-	-	-	77	-	-	-
Total Primary & Oxide Copper	**16.8**	**0.2**	**2.9**	**0.30**	**11.9**	**0.0**	**2.5**	**0.4**	**2.6**	**0.58**	**19.6**	**0.1**	**-**	**553**	**209**	**7,958**	**-**
Golden Grove Gold																	
Gossan Hill Oxide Gold [3 B ~]	1.0	-	-	3.1	94	-	0.1	-	-	4.3	197	-	-	-	113	3,586	-
Total Primary & Oxide Gold	**1.0**	**-**	**-**	**3.1**	**94**	**-**	**0.1**	**-**	**-**	**4.3**	**197**	**-**	**-**	**-**	**113**	**3,586**	**-**
Total Resources													**1,264**	**587**	**811**	**41,296**	**141**

[A] 0.5% cut off grade, [B] 1.0g/t Au cut off grade

** Total Measured plus Indicated Resources. Refer to Oxiana Limited Resources and Reserves Statement at 30 June 2006 for details (Oxiana Limited ASX Release 26/02/2007).

^ Indicated Mineral Resources only. Estimated 1997

~ Indicated and Inferred Mineral Resources only. Estimated 2003

2005 Primary Gold Resources are included with the Primary Copper Resources. Zn and Pb not recovered from the Primary Copper Mineralisation.

Competent Persons:

[1] Elizabeth Florkiewicz

[2] Paul Blackney

[3] Robert Singer

The information in this report which Relates to Mineral Resources is based on and accurately reflects reports prepared by the persons named above. All of the persons listed are Members of the Australasian Institute of Mining and Metallurgy or the Australian Institute of Geoscientists and have the necessary experience relevant to the style of mineralisation, the type of deposit and the activity undertaken to qualify as a 'Competent Person' under the JORC Code for Reporting of Mineral Resources and Ore Reserves (2004 Edition). Each of the Competent Persons has given their consent to the inclusion of the material in the form and context in which it appears. Ms Elizabeth Florkewicz is an employee of Oxiana Limited. Mr Blackney is an employee of Snowden Mining Industry Consultants Pty. Ltd. Mr Singer is a former employee of Newmont Golden Grove Operations Pty. Ltd.

The Measured and Indicated Minerals Resources tabled above are inclusive of those Mineral Resources modified to produce the Ore Reserves. Details of Ore Reserves and Mineral Resources are documented in the Oxiana Limited Resources and Reserves Statement at 30 June 2006 (Oxiana Limited ASX Release 26/02/2007).

Prominent Hill Mineral Resources

GOLD (0.5g/t cut-off grade) COPPER (0.5% cut-off grade)	Measured Resource				Indicated Resource				Inferred Resource				Contained Metal		
	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Gold ('000 ounces)	Silver ('000 ounces)	Copper ('000 tonnes)
Prominent Hill															
Copper Mineralisation [1]	39.4	0.52	4.2	1.78	28.7	0.48	2.9	1.33	33.9	0.53	2.4	1.17	1,680	10,650	1,480
Gold Only Mineralisation [1]	0.2	0.63	2.4	-	8.6	1.53	1.5	-	13.8	1.06	1.4		896	1,028	-
Total Resources													2,576	11,677	1,480

Competent Persons:
[1] Duncan Hackman & Stephen Godfrey

The information in this report which Relates to Mineral Resources is based on and accurately reflects reports prepared by the persons named above. All of the persons listed are Members of the Australasian Institute of Mining and Metallurgy or the Australian Institute of Geoscientists and have the necessary experience relevant to the style of mineralisation, the type of deposit and the activity undertaken to qualify as a 'Competent Person' under the JORC Code for Reporting of Mineral Resources and Ore Reserves (2004 Edition). Each of the Competent Person has given their consent to the inclusion of the material in the form and context in which it appears. Mr. Duncan Hackman is the principal of resource consultants, Hackman and Associates Pty Ltd. Mr. Stephen Godfrey is an employee of consultants, Golder Associates Pty Ltd.
Details of Mineral Resources are documented in a Oxiana Limited Prominent Hill Resource Statement (Oxiana Limited ASX Release 26/02/2007).

Total Oxiana Group Resources (Contained Metal) *

	Gold (Moz)	Silver (Moz)	Copper (Mt)	Zinc (Mt)	Lead (Mt)
Sepon Gold	3.3	16.2			
Sepon Copper	0.5	26.9	1.7		
Golden Grove Operations	0.8	41.3	0.6	1.3	0.1
Prominent Hill	2.6	11.7	1.5		
Total Resources	7.2	96.1	3.7	1.3	0.1

* Details of Ore Reserves and Mineral Resources are tabulated above and documented in the Oxiana Limited Resources and Reserves Statement at 30 June 2006 (Oxiana Limited ASX Release 26/02/2007).
Significant figures do not imply precision. Figures are rounded according to JORC Code guidelines

Ore Reserves Statement as at 30 June 2006

Sepon Ore Reserves

Gold & Copper Ore Reserves	Proved Reserves				Probable Reserves				Contained Metal		
	Tonnes (M)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Tonnes (M)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Gold ('000 ounces)	Silver ('000 ounces)	Copper ('000 tonnes)
Sepon Gold Deposits	2.55	2.02	11.2		1.08	1.84	8.4		230	1,213	
Gold stockpiles	0.94	1.23	4.0						37	120	
Khanong Copper Deposit	11.00			4.68	3.80			5.11	-	-	747
Copper stockpiles	0.80			2.34							19
Total Ore Reserves									**267**	**1,333**	**766**

The information in this report which Relates to Ore Reserves is based on and accurately reflects reports prepared by Mr Tony Macfarlane. Mr Macfarlane qualifies as a 'Competent Person' under the JORC Code for Reporting of Mineral Resources and Ore Reserves. Mr Macfarlane is an employee of Oxiana's subsidiary Lane Xang Minerals Limited and has given his consent to the inclusion of material in the form and context in which it appears. Details of Ore Reserves and Mineral Resources are documented in the Oxiana Limited Resource and Reserves Statement at 30 June 2006 **(Oxiana Limited ASX Release 26/02/07).**

Golden Grove Ore Reserves

Zinc & Copper Ore Reserves	Proved Reserves						Probable Reserves						Contained Metal				
	Tonnes (Mt)	Zinc Grade (% Zn)	Copper Grade (% Cu)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Lead Grade (% Pb)	Tonnes (Mt)	Zinc Grade (% Zn)	Copper Grade (% Cu)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Lead Grade (% Pb)	Zinc ('000 tonnes)	Copper ('000 tonnes)	Gold ('000 ounces)	Silver ('000 ounces)	Lead ('000 tonnes)
Primary Zinc	2.89	13.58	0.31	1.93	99.5	1.38	1.60	15.25	0.30	1.88	102.2	1.88	637	14	276	14,505	70
Primary Copper	3.87	0.20	3.80	0.38	14.3	-	0.98	0.20	2.93	0.21	17.3	-	9.7	176	53	2,319	-
Total Ore Reserves													**646**	**190**	**329**	**16,823**	**70**

The information in this report which Relates to Ore Reserves is based on and accurately reflects reports prepared by Mr Nick Mosenthal and Mr Peter Balka. Mr Mosenthal and Mr Balka qualify as 'Competent Persons' under the JORC Code for Reporting of Mineral Resources and Ore Reserves. Mr Mosenthal and Mr Balka are employees of Oxiana Limited and have given their consent to the inclusion of material in the form and context in which it appears. Details of Ore Reserves and Mineral Resources are documented in the Oxiana Limited Resource and Reserves Statement at 30 December **(Oxiana Limited ASX Release 26/02/07).**

Prominent Hill Ore Reserves

Gold & Copper Ore Reserves	Proved Reserves				Probable Reserves				Contained Metal		
	Tonnes (M)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Tonnes (M)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Gold ('000 ounces)	Silver ('000 ounces)	Copper ('000 tonnes)
Total Ore Reserves	35.20	0.51	4.1	1.71	33.00	0.67	2.4	0.88	1,297	7,132	892

The information in this report which Relates to Ore Reserves is based on and accurately reflects reports prepared by Mr Peter Balka and Mr Andrew Hall. Mr Balka and Mr Hall qualify as 'Competent Persons' under the JORC Code for Reporting of Mineral Resources and Ore Reserves. Mr Balka is an employee of Oxiana Limited and Mr Hall is an emplyee of AMC Consultants Pty Ltd. Both have given their consent to the inclusion of material in the form and context in which it appears. Details of Ore Reserves and Mineral Resources are documented in the Oxiana Limited Resource and Reserves Statement at 30 June 2006 **(Oxiana Limited ASX Release 26/02/07).**

Total Oxiana Group Reserves (Contained Metal)

	Gold (Moz)	Silver (Moz)	Copper (Mt)	Zinc (Mt)	Lead (Mt)
Sepon Gold	0.27	1.33			
Sepon Copper			0.77		
Golden Grove	0.33	16.82	0.19	0.65	0.07
Prominent Hill	1.30	7.13	0.89		
Total Reserves	1.89	25.29	1.85	0.65	0.07

Details of Ore Reserves and Mineral Resources are tabulated above and documented in the Oxiana Limited Resources and Reserves Statement at 30 June 2006 **(Oxiana Limited ASX Release 26/02/07).**

- Strong operating & financial performance
- Healthy balance sheet
- Attacking cost increases
- Buoyant markets
- Powerful exploration & development pipeline
- The value growth express

RECEIVED

OXIANA LIMITED
2006 FINANCIAL RESULTS
FEBRUARY 2007

Oxiana LIMITED

2006 Achievements

Operations

- Production targets met
- Records broken at Golden Grove
- OXims standards implemented group-wide
- Improvement programmes implemented.

Development

- Prominent Hill kicked off
- Significant expansions at Sepon and Golden Grove evaluated and advanced.

Exploration

- Discoveries at Golden Grove
- Extensions at Prominent Hill
- Continuing success at Sepon and elsewhere in Asia

Corporate

- Successful spin-off of Toro Energy Limited
- Sale of Philippines assets to Royalco
- Bid for Agincourt Resources Limited.

Awards for 2006

- "Digger of the Year" at the Diggers and Dealers Forum



- "Miner of the Year" at the Excellence in Exploration and Mining Awards in Sydney



- Sepon named "Operation of the Year" at the Mines and Money Conference in London


WINNER

- Best Company Investor Relations and Best Company Investor Relations Manager for the Midcap 50.



Oxiana

2006 Financial results highlights

Gross sales revenue	A$1,485M	Cash on hand	A$670M
EBITDA	A$810M	Net debt free	
NPAT	A$553M	Unhedged	
Earnings per share	40c		
Total dividend declared per share	8c 5c final; franked to 46%		

Gross Revenue by Operation 2006


Golden Grove By-products 6%
Sepon Gold 10%
Golden Grove Zinc 37%
Sepon copper 39%
Golden Grove Copper 8%

2006 EBITDA by Operation


Sepon Gold 6%
Golden Grove 43%
Sepon Copper 51%

Sales of Oxiana Group products


Other 6%
India 6%
Thailand 17%
Taiwan 7%
Vietnam 7%
Korea 17%
China 9%
Australia 15%
Malaysia 16%

Oxiana

H1 to H2 NPAT comparison


A$m
330
320
310
300
290
280
270
260
250
260.4
41.3
12.6
2.1
10.4
8.9
4.4
292.7
1st Half 06
Price
FX
Volume
Other
One off costs
Exploration
2nd Half 06

Oxiana

Attacking costs at Sepon - Margin Improvement Program


% Change in industry cash costs:
June '03 to June '06
80%
70%
60%
50%
40%
30%
20%
10%
0%
Copper
Gold
Aluminium
Nickel

Source Global Mining Research

Margin Improvement Program
41 projects identified across the site
10 complete
12 current
Balance 2007-2008

Savings examples:
- $1m/a by grinding media changes
- $1m/a by material handling changes
- $0.5m/a through reduction in reagents consumption
- $1m/a through freight reductions

Revenue additions:
- +$1.7M debottlenecking the CCD circuit


Sepon average fuel price per annum
US$/l
0.7
0.6
0.5
0.4
0.3
0.2
2003
2004
2005
2006


Outbound road freight costs down
US$ per tonne
$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06

Attacking costs at Golden Grove – Control, Capability and Capacity Initiative



Fuel Cost increases at Golden Grove
Ac/l
120
110
100
90
80
70
60
2003
2004
2005
2006

Control

- Planning
- Risk management
- Improved reporting

Capability

- People development and retention
- Improving maintenance processes
- Infrastructure upgrades

Capacity

- Improving development plans
- Mill improvement plan
- Scuddles reopening



Tonnes of consolidated backfill per annum
Tonnes of fill
200000
180000
160000
140000
120000
100000
80000
60000
40000
20000
0
2004
2005
2006
2007



Record zinc production in 2006
Tonnes
300000
250000
200000
150000
100000
50000
0
2001
2002
2003
2004
2005
2006
2007
Zn concentrate production actual
Zn concentrate production forecast

Strong outlook

China's share of world minerals consumption (%)



35
30
25
20
15
10
5
0
2001
2005
copper*
aluminium
nickel
zinc

* Calculated as volume of world copper imports

Source: ABARE

Stronger and longer

- Extended period of economic expansion
- Driven mainly by China and India
- Commodities main beneficiaries
- Oxiana leveraged to growth commodities
- Strategy to be long and strong in unhedged quality copper, gold, zinc and other base and precious metals

Motor vehicle ownership and manufacture in China



Million Units
20
16
12
8
4
0
private ownership
manufacture
1990
1993
1996
1999
2002
2005

Source: ABARE

China's investment in construction



Trillion Yuan
7
6
5
4
3
2
1
0
1990
1995
2000
2005
2010
2015

Source: ABARE

Oxiana

Buoyant markets

GOLD

Demand

Physical market tight
Institutional investment

Supply

Lower production
Higher costs of supply

Other drivers

US$ weakness
Inflationary concern
Geopolitical uncertainty

Gold Price From 1994 (US$/oz)


700
600
500
400
300
200
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06

COPPER

Demand

- Diversity of uses
- InfoTech revolution
- Electrification
- China the driver
- Intensity growth

Supply

- Fewer discoveries
- Lower grades
- Higher costs
- More difficult domains

Price

- Short term buoyant
- Long term strong

Copper supply-demand balance


Cu (ktpa)
26,000
24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
CONSUMPTION
NEW PROJECTS
EXPANSIONS
EXISTING MINES
10 Mt deficit
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

Source: Brook Hunt, Oxiana Research

ZINC

Demand

- World demand strong
- Driven largely by China
- Infrastructure, construction, manufacturing, automotive
- Protecting the world

Supply

- Concentrate production weak
- Investment in new capacity subdued

Outlook

- Continuing deficit
- Inventories low
- Buoyant prices

World Zinc Price & Stocks


4,000
3,000
2,000
1,000
2006 US$/t
80
60
40
20
Days of consumption
price
Stock
1991
1995
1999
2003
2007

Source: ABARE

Oxiana

Development project pipeline

Prominent Hill
- On schedule for Q3 2008 start-up
- Resource extensions

GG incremental expansion plans
- Increasing throughput
- Open pit studies

Sepon copper expansion
- Second autoclave approved
- Incremental expansion first

Primary gold
- Flotation – pressure-oxidation
- Commissioning target 2009

AGC Bid
- Bidders statement due Monday the 26 Feb
- Anticipated conclusion April
- Martabe – BFS due for completion later this year


SEPON
Primary gold expansion
Copper plant expansion
MARTABE
Bankable
Feasibility Study
GOLDEN GROVE
Incremental expansions
PROMINENT HILL
In construction
NOVA ENERGY
Uranium
LAKE WAY
Advanced project
Development Project
AGC Development Project

Oxiana Group Development Projects

Exploration – long term commitment and budget

Style

- Focus on district scale systems
- Gold - Sediment hosted, L-S Epithermal, Intrusive
- Copper - IOGG, Supergene skarn/porphyry, Sediment hosted
- Other base metals - VHMS (polymetallic)

Strategy

- Prospect testing and drilling focused
- Opportunity and conceptually driven
- Using our advantage in under-explored Asia
- Juniors looking for project evaluation and development partners eg. Woolgar
- Strategic alliances with expert partners eg AngloGold/Minotaur



3 JVs in Yunnan and Sichuan Provinces, China
China Minmetals MoU
Southern China
LAOS
Thailand
Sepon
Sepon Gold and Copper Operations, Laos
Shin Ha JV, Cambodia
Thai Goldfields JV, Thailand
Martabe
Kalimantan Gold JV, Indonesia
Woolgar
Prominent Hill
Warroo
Queensland
Golden Grove
Nova Energy
South Australia
Prominent Hill
Wiluna
Headquarters
Exploration
AGC Exploration Project

Summary

- Strong operating & financial performance
- Healthy balance sheet
- Attacking cost increases
- Buoyant markets
- Powerful development & exploration pipeline
- The Value Growth Express






SET

THANK YOU

www.oxiana.com.au P: +61 3 8623 2200 E: admin@oxiana.com.au

Oxiana LIMITED

Rules 4.2A.3

Appendix 4E

Name of entity **OXIANA LIMITED**

ABN **40 005 482 824**

For the year ended **31 DECEMBER 2006**

(Previous Reporting Period 31 December 2005)

Results for announcement to the market	2006 $A'000	2005 $A'000		Percentage change
Revenues from ordinary activities	**1,275,209**	389,169	up	328%
Profit/(loss) from ordinary activities after tax attributable to members	**550,018**	70,310	up	782%
Net profit/(loss) for the period attributable to members	**553,166**	71,165	up	777%

Commentary on results for the period

Refer commentary on results below and review of operations in the Directors' Report attached

Dividends (distributions)	Amount per security	Franked amount per security
Current reporting period		
Final dividend 2006	5¢	46%
Interim dividend 2006	3¢	Nil%
Previous corresponding period		
Final dividend 2005	1¢	Nil¢
Interim dividend 2005	Nil¢	Nil¢

Record date for determining entitlements to the dividend	17 April 2007
Date dividend is payable	30 April 2007

	31 December 2006	31 December 2005
Net Tangible Assets Per Security - cents	72.5¢	38.7¢

The information set out in this Report should be read in conjunction with the attached Financial Report for the year ended 31 December 2006.

Dividend Reinvestment Plan

The dividend or distribution plans shown below are in operation.

Oxiana Limited Dividend Reinvestment Plan

The last date(s) for receipt of election notices for the dividend or distribution plans	17 April 2007

Any other disclosures in relation to dividends (distributions)

No other disclosures.

Commentary on results and outlook

Revenue

Sales Revenue has risen significantly over the previous corresponding year with the Sepon copper operation producing at full capacity, the inclusion of a full year's contribution from Golden Grove as opposed to a half year in 2005, and higher commodity prices in particular copper and zinc.

Cost of Sales

Refining, distribution costs and Royalties have increased in line with Sales Revenue. Costs of production and employee benefit expenses have increased on the prior period due to the inclusion of a full 12 months operation at Golden Grove and the Sepon copper operation producing at full capacity. In addition, Oxiana has been subject to the general cost pressures experienced across the industry with respect to the cost of energy, consumables and employee expenses.

Exploration Expenditure

Exploration expenditure expensed at $20.8 million for the year is a continuation of Oxiana's significant commitment to an ongoing exploration and development program. The amount expensed represents that expenditure which has not yet led to the definition of a Resource, and is therefore expensed according to Oxiana's accounting policy. The Group is exploring for base and precious metals in Australia, Laos, China, Thailand and Cambodia, as well as maintaining an extensive near mine program around existing resources at Sepon, Golden Grove and Prominent Hill.

Other Expenses

Other expenses include Head Office, and regional administration costs. These expenses have increased with the continued growth and expansion of Oxiana's operations and business activities.

Profit on Sale of Investment

The profit of $6.7 million was attributable to Oxiana on the Initial Public Offering ('IPO') of Toro Energy Limited. This is after the 24.74% that Oxiana retains as a direct investment in Toro Energy Limited.

Depreciation and Amortisation

Depreciation and amortisation increased in line with increased copper production at Sepon and the inclusion of Golden Grove. Depreciation and amortisation changes for the Sepon Gold operations have increased as a result of the new Ore Reserve estimates announced in March 2006.

Finance Costs and Interest Income

The increased interest costs are due to a full 12 months charge of the US$105m Convertible Bond issued in mid April 2005, and also the US$133m acquisition financing for Golden Grove, drawn July 2005.

Interest income has increased in line with the strong cash flow of Oxiana during the year resulting in higher cash on hand at year end.

Tax Expense

Tax expense has increased with profitability and is made up of the 16.67% tax on Laos operations, as well as Australian tax on the Golden Grove operation. This will be the last year of half tax in Laos, with the corporate rate of 33% applying from 2007 onwards.

Profit from Discontinued Operations

The profit of $3.1 million arises from the sale of Oxiana's Philippines assets into the IPO of Royalco Resources Limited, and represents the float price of 50 cents on the 17.7% of Royalco Resources Limited Oxiana now holds as an investment.

Functional Currency

During the period Oxiana Limited assessed and changed its functional currency to US$. Further details of this change are contained in the Financial Statements. The Oxiana Group continues presenting its accounts in A$.

Business Segment Performance

Profit before net financing costs and income tax				
	Year ended 31 December 2006	Year ended 31 December 2005	Variance	Variance
	$A'000	$A'000	$A'000	%
Sepon Gold	8,682	28,518	(19,836)	(70)
Sepon Copper	409,065	70,924	338,143	476
Oxiana Golden Grove	334,917	32,275	302,642	938
Prominent Hill	(4,635)	(26)	(4,609)	na

Details of Entities Over Which Control Has Been Gained or Lost

Control gained over entities

Oxiana Exploration Pty Ltd	formed 5 April 2006
Oxiana (Cambodia) Ltd	formed 11 May 2006

Loss of control of entities

Companies De-registered

Anacorte Pty Ltd	22 January 2006 (did not operate in 2006)
Wakefield Mining and Metals NL	22 January 2006 (did not operate in 2006)

Companies Sold

Oxiana Energy Pty Ltd	sold 16 March 2006
Oxiana Philippines Inc	sold 20 June 2006

Details of Companies Sold	Oxiana Philippines Inc	Oxiana Energy Pty Ltd
Consolidated profit/(loss) from ordinary activities after tax of the entity (or group of entities) for the current period to the date of loss of control	$(26,000)	Nil
Date to which such profit/(loss) has been calculated	20 June 2006	16 March 2006

Consolidated profit/(loss) from ordinary activities after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$855,000	Nil
Contribution to consolidated profit/(loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$3,148,000	$6,773,000

Details of Associates and Joint Ventures

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit/(loss)	
Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
Thai Goldfields Limited	50%	50%	-	-
AGA-OXR Exploration Alliance	50%	50%	-	-
Toro Energy Limited	*24.74%	Na	(2)	Na
* *(Note Additional Indirect interest held in Toro Energy Limited of 2.23%)*				
Other material interests	-	-	-	-

The associates and joint ventures listed above did not have a material impact on the group's net profit for the year ended 31 December 2006.

Independent Audit Report

The financial statements on which this Appendix 4E is based have been audited and the Independent Audit Report to the members of Oxiana Limited is included in the attached financial report

Owen L Hegarty
Managing Director
22 February 2007

Financial Results

Summary for the year ended 31 December 2006

Summary

	Full Year to Dec '06 A$ '000	Full Year to Dec '05 A$ '000
Gross sales revenue	**1,484,654**	**443,467**
EBITDA	**810,436**	**171,622**
Net finance costs	(9,730)	(38,015)
Depreciation and amortisation	(105,361)	(52,058)
Income tax expense	(145,327)	(11,239)
Profit from discontinued operations	3,148	855
Net profit attributable to Oxiana Limited	**553,166**	**71,165**

Highlights

- **EBITDA of $810m**
- **Net profit of $553m**
- **Final dividend of 5 cents per share**

Oxiana has today announced earnings before interest, tax, depreciation and amortisation of $810.4 million for the full year. The net profit after tax, interest, depreciation and other charges was $553.2 million.

The record earnings are a result of sound performance at Oxiana's operations and strong prices for the Company's main metals – copper, zinc and gold.

Directors have declared a dividend of 5 cents per share franked to 46% bringing the total dividend for 2006 to 8 cents per share.

- The average LME cash copper price for the year was US$3.06/lb, averaging slightly higher in the second half of the year, with copper revenue at Sepon of $578 million for the year, compared to $158 million for the previous year.
- The average zinc cash price for the period was US$1.48/lb and was also higher in the second half of the year. Golden Grove gross revenue was $761 million for the year.
- Gold bullion sales from Sepon were $146 million for the period, compared to $117 million for the previous corresponding period. The average gold price received for the period was US$598/oz.
- At 31 December 2006 Oxiana had a group cash balance of $670.9 million and no net debt. The Company has no forward sales of any commodity or currency.
- A final dividend of 5 cents per Oxiana share is to be paid on 30th of April 2007 to shareholders registered on 17th April 2007.

Owen L. Hegarty
Managing Director

22 February 2007

Presenting the results Oxiana's Managing Director, Owen Hegarty, commented, "We had a stand-out year in 2006 – operationally and financially. We have delivered record earnings of $553 million and have a healthy balance sheet with more than $670 million in cash and no net debt.

The strength of our balance sheet enables Oxiana to continue to grow through a pipeline of organic developments. We are looking to expand copper and gold output at Sepon and zinc and by-products at Golden Grove. The Prominent Hill copper and gold development in South Australia remains on track for first production in the third quarter of 2008. This will be a further strong source of earnings and cash-flow for Oxiana.

We will also continue to look to grow through corporate activity – a successful bid for Agincourt Resources Limited will enable a significant expansion of our gold and silver resource and production base.

The outlook for 2007 and beyond is excellent – we continue to see strong demand and buoyant prices for our metals – copper, gold and zinc."

Oxiana LIMITED

Consolidated Income Statement

Year to	Dec '06 A$'000	Dec '05 A$'000
Gross sales revenue	1,484,654	443,467
Other income	0	1,004
Refining & distribution costs	(209,446)	(54,298)
Royalties	(54,520)	(15,445)
Changes in finished goods	(457)	58,189
Cost of production	(245,918)	(187,168)
Employee benefits expense	(110,365)	(52,053)
Exploration expenditure	(20,822)	(10,751)
Realised FX gains (losses)	(7,165)	1,513
Other Expenses	(32,298)	(12,836)
Profit on sale of investment	6,773	—
EBITDA	**810,436**	**171,622**
Depreciation& amortisation	(105,361)	(52,058)
EBIT	705,075	119,564
Finance costs	(45,777)	(36,243)
Interest income	19,308	1,702
Unrealised FX gains	19,560	(2,700)
Option premium expense	(2,639)	(774)
Equity accounted profit	(182)	—
Profit before income tax	695,345	81,549
Tax (expense) /benefit	(145,327)	(11,239)
Profit from continuing operations	**550,018**	**70,310**
Profit / (loss) from discontinued operations	3,148	855
Net profit attributable to Oxiana Limited	**553,166**	**71,165***
Basic earnings per share (cents per share)	40.14	5.44
Weighted average number of shares (millions)	1,378	1,308

*This figure differs from 2005 due to a change in funtional currency used – see Functional Currency section for details

Revenue

Sales Revenue has risen significantly over the previous corresponding year with the first full year of production from the Sepon copper operation, the inclusion of a full year's contribution from the Golden Grove operation, and higher commodity prices particularly in copper and zinc.

Cost of Sales

Refining, distribution costs and Royalties have increased in line with the increase in Sales Revenue. Costs of production and employee benefit expenses have increased on the prior period due to the inclusion of a full 12 months operation at Golden Grove and the Sepon copper operation producing at full capacity. Oxiana has been subject to the general cost pressures experienced across the industry with respect to the cost of energy, consumables and employee expenses.

Exploration Expenditure

Exploration expenditure expensed at $20.8 million for the year is a continuation of Oxiana's significant commitment to an ongoing exploration and resource development program. The amount expensed represents that expenditure which has not yet led to the definition of a Resource, and is therefore expensed according to Oxiana's accounting policy. The Group is exploring for base and precious metals in Australia, Laos, China, Thailand, Indonesia and Cambodia, as well as maintaining extensive near mine exploration program around existing resources at Sepon, Golden Grove and Prominent Hill.

Other Expenses

Other expenses include head office, and regional administration costs. These expenses have increased with the continued growth and expansion of Oxiana's operations and business activities.

Profit on Sale of Investment

This is the profit attributable to Oxiana on the Initial Public Offering ('IPO') of Toro Energy Limited. This is after the 24.75% that Oxiana retains as a direct investment in Toro Energy Limited.

Depreciation and Amortisation

Depreciation and amortisation increased in line with increased copper production at Sepon and a full year of ownership of Golden Grove. Depreciation and amortisation charges for the Sepon Gold operations have increased as a result of the new Ore Reserve estimates announced in March 2006.

Finance Costs and Interest Income

The increased interest costs are due to a full 12 months charge of the US$105m Convertible Bond issued in mid April 2005, and also the US$133m acquisition financing for Golden Grove, drawn July 2005.

Interest income has increased in line with the strong cash flow of Oxiana during the year resulting in higher cash on hand at year end.

Tax Expense

Tax expense has increased with profitability and is made up of the 16.67% tax on Laos operations, as well as Australian tax on the Golden Grove operation. This will be the last year of half-rate tax in Laos, with the corporate rate of 33% applying from 2007 onwards.

Profit from Discontinued Operations

This profit arises from the sale of Oxiana's Philippines assets into the IPO of Royalco Resources Limited, and represents the float price of 50 cents on the 17.7% of Royalco Oxiana now holds as an investment.

Functional Currency

During the period Oxiana Limited reassessed its functional currency to US$. The Oxiana Group continues to present its accounts in A$.

Consolidated Cashflow Statement

Year to	Dec '06 A$'000	Dec '05 A$'000
Cash flows from operating activites		
Receipts	1,268,611	425,079
Payments	(435,752)	(212,715)
Net interest	(17,781)	(34,176)
Income tax paid	(14,431)	—
Total	800,647	178,188
Cash flow from investing activities		
Exploration/evaluation	(32,141)	(26,020)
Property, plant & equipment and Development	(189,394)	(133,128)
Purchase of investments	(3,216)	(2,000)
Purchase of subsidiaries	—	(220,898)
Total	(224,751)	(382,046)
Cash flow from financing activiites		
Share issues	3,741	3,650
Borrowings/convertible notes	—	517,554
Loan repayments	(22,141)	(159,762)
Dividends paid	(38,609)	—
Total	(57,009)	361,442
Net increase in cash	518,887	157,584
Cash brought forward	167,849	10,265
Effects of FX rate changes on cash and cash equivalents	(15,885)	—
Cash at 31 Dec 06	670,851	167,849

Cash Flows

Oxiana has generated significantly increased cash flows during the period due to the strong operational performance at Sepon and Golden Grove, and higher commodity prices throughout the period. The funds generated from operations have been used to sustain the operations, and to develop the Prominent Hill project. In addition, Oxiana paid a final dividend on 2005 NPAT in the first half of the year, and an interim dividend of 3 cents in the second half.

Consolidated Balance Sheet

As at	Dec '06 A$'000	June '06 A$'000
Current assets		
Cash assets	670,851	394,908
Receivables	33,309	73,974
Inventories	71,393	90,356
Derivative financial instruments	1,017	844
Other	2,769	9,545
Total current assets	779,339	569,627
Non current assets		
Other financial assets	14,802	11,996
Investments accounted for using the equity method	6,591	6,775
Property, plant and equipment	931,937	848,428
Deferred tax assets	5,576	3,706
Derivative financial instruments	1,140	3,935
Other	-	9,201
Total non current assets	960,046	884,041
Total assets	**1,739,385**	**1,453,668**
Current liabilites		
Payables	106,055	52,473
Interest bearing liabilities	207,946	192,782
Current tax liabilities	87,053	36,538
Provisions	8,613	7,854
Total current liabilites	409,667	289,647
Non current liablites		
Interest bearing liabilities	219,674	292,685
Provisions	42,652	27,588
Deferred tax liabilities	62,812	49,178
Total non current liabilities	325,138	369,451
Total liabilities	**734,805**	**659,098**
Net assets	**1,004,580**	**794,570**
Equity		
Contributed equity	608,475	595,125
Reserves	(31,767)	20,100
Accumulated profit	427,872	179,345
Total equity	**1,004,580**	**794,570**

Put Options

As a 31 December 2006, Oxiana's subsidiary Lane Xang Minerals Limited held gold put options totalling *160,104oz* at an average strike price of US$370/oz expiring between 2006 and June 2009. Oxiana retains full exposure to any upward movements in the gold price.

Bankers Completion Test

During the half year, the Sepon copper project passed the Bankers Completion Test under the terms of the US$140 million project finance facility. This is a significant achievement and allows that project finance facility to go non recourse to Oxiana Limited, as well as allow the commencement of distributions from Lane Xang Minerals Limited to Oxiana Limited.

Investor enquires contact: Richard Hedstrom

Media enquiries contact: Natalie Worley

Oxiana Limited
ABN 40 005 482 824
Level 9, 31 Queen Street
Melbourne 3000 Victoria
Telephone: 61 3 8623 2200
Facsimile: 61 3 8623 2222
Email: admin@oxiana.com.au
Website: www.oxiana.com.au

nomad building solutions ltd
ACN 117 371 418

19 February 2007

Company Announcements Platform
Australian Stock Exchange

New Contracts – Queensland Division

Nomad Building Solutions Limited (ASX : NOD) is pleased to announce that it's *Queensland division has been awarded* a $9 million contract for the supply of permanent village accommodation at Oxiana's Prominent Hill project. The contract is due for completion in July 2007.

The Queensland division has been awarded a second contract for the supply of a 500 person restaurant facility valued at $1.4m for the Hidden Valley Gold Mine in Papua New Guinea.

The award of these contracts is a positive step in the development of the Queensland division.

For further information, contact:

Phillip Guy
Managing Director
Nomad Building Solutions Limited
(08) 9437 8600

QUEENSLAND GOLD AND MINERALS LIMITED
ACN 34 245 678

52 Oxford Terrace, Taringa
Brisbane, QLD 4068, Australia.

ASX AND MEDIA RELEASE

OXIANA TO COMMENCE DRILLING QGM's WARROO PROPERTY IN QUEENSLAND

Monday, February 19, 2007

WARROO PROJECT

Oxiana Limited (ASX-OSX) has advised Queensland Gold and Minerals Limited ("QGM") that following the successful completion of ground and geophysical work, a drilling program of approximately 2,500 metres will commence on the QGM's Warroo Project next month.

Oxiana is earning an 80% share in the Warroo project, near Texas in south-east Queensland, for an outlay of $4 million.

Oxiana has completed soil and rock chip sampling, and now an Induced Polarisation geophysical study, which has extended the known area of mineralisation associated with the 1980's open pit workings at Warroo.

Oxiana previously reported 'highly encouraging results' from its sampling program with rock chips assaying between 3 and 30 grams per tonne (g/t) gold collected in an area not previously sampled to the southwest of the historic workings.

EVELEIGH PROJECT

Previous soil sampling over the Kelly's End prospect extended over 75 hectares. Additional sampling was recently extended over a further 150 hectares. A small gold anomalous zone was defined, however the main result was the delineation of the boundary of a 30 hectare zone as the primary target.

Further rock chip sampling has reinforced that a gold anomalous porphyry system is the initial drilling target. The target is an elongate zone of 300m x 50m shearing with gold-bearing quartz veinlets, adjacent to a microgranite intrusive body 50m x 50m.

END

An initial Reverse Circulation percussion drilling programme of 600 metres in 6 holes has been completed and assays are awaited.

BUCHANANS CREEK PROJECT

A pattern of reconnaissance stream sediment sampling for tantalite, tin and gold completed in 2004 was recently extended to cover newly granted exploration permits. Sample analysis is in progress.

MALCOLM CREEK PROJECT

Reconnaissance pan concentrate stream sediment sampling for tantalite, tin and gold and Bulk Cyanide Leach sampling for gold were completed over the 20 kilometre strike length of the mylonite unit and has successfully focused the search to 2 smaller areas. This programme has confirmed the highly anomalous nature of the 2 sq klm Malcolm Creek Dome target and highlighted a potential second target area nearby.

Geological traversing has highlighted the potential for a porphyry gold target of a similar style to the Kidston gold mine (now closed), 70 kilometres to the east.

OTHER PROJECTS

QGM has nine advanced exploration projects on which more than $1.5 million has been expended to date. The projects include those above, and the Top Camp property which is only 40 kilometres from the Rocklands project owned by Cudeco Limited (ASX-CDU).

For further information, please contact:

Adrian Day
Managing Director, QGM
Phone: 07 3870 1517
Mobile: 0418 181 907
E-mail: aag@bigpond.net.au

In accordance with Listing Rules 5.10, 5.12 and 5.1 of the Australian Stock Exchange Limited, technical information contained in this report has also been compiled by Mr. Adrian Day, BSc (Geol), MAIG, MSEG, MGSA and Queensland Gold and Minerals Ltd, Exploration Manager, Mr. John Nethery B.Sc (Hons), DipED, CP (Geo), F.AusIMM, FAIG, FSEG, MGSA, who are competent persons and members of the Australasian Institute of Mining and Metallurgy. Mr Day and Mr Nethery have relevant experience to the mineralisation being reported on to qualify as Competent Persons as defined by the Australasian Code for Reporting of Minerals Resources and Reserves. Mr Day and Mr Nethery consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.